Form 20-F
period 2002-12-31
MARSULEX INC
filed 2003-03-19
CIK 852600

UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2002

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                       For the transition period from to

                       Commission file number: 333-9410

                                 MARSULEX INC.
            (Exact name of Registrant as specified in its charter)

                                    Canada
                (Jurisdiction of incorporation or organization)

      111 Gordon Baker Road, Suite 300, Toronto, Ontario, Canada M2H 3R1
                   (Address of principal executive offices)

                  Securities registered or to be registered
                  pursuant to Section 12(b) of the Act:   None

                   Securities registered or to be registered
                  pursuant to Section 12(g) of the Act:   None

             Securities for which there is a reporting obligation
                     pursuant to Section 15(d) of the Act.

  9 5/8% Senior Subordinated Notes Due 2008 (the "Senior Subordinated Notes")

As of December 31, 2002, the number of outstanding common shares was: 26,833,550

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                              Yes |X|      No  [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.
                          Item 17 |X|     Item 18 [ ]


                               TABLE OF CONTENTS
                               -----------------

                                                                                     Page
                                                                                     ----

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS........................3
ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE......................................3
ITEM 3.    KEY INFORMATION..............................................................3
ITEM 4.    INFORMATION ON THE COMPANY..................................................10
ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS................................21
ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES .................................37
ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...........................46
ITEM 8.    FINANCIAL INFORMATION.......................................................47
ITEM 9.    THE OFFER AND LISTING.......................................................47
ITEM 10.   ADDITIONAL INFORMATION......................................................48
ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK...................52
ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES......................54

PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUINCIES.............................54
ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
           HOLDERS AND USE OF PROCEEDS.................................................54
ITEM 15.   CONTROLS AND PROCEDURES.....................................................54
ITEM 16.   [Reserved]..................................................................55

PART III

ITEM 17.   FINANCIAL STATEMENTS........................................................55
ITEM 18.   FINANCIAL STATEMENTS........................................................55
ITEM 19.   EXHIBITS....................................................................55

SIGNATURE  56

CERTIFICATIONS PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002...............57


PAGE>



                                    PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

We express all dollar amounts in this Annual Report in Canadian dollars, except where indicated otherwise. References to "$" are to Canadian dollars, and references to "US$" are to US dollars. Unless otherwise indicated, all references to "Marsulex" or the "Company" are references to Marsulex Inc. and its subsidiaries.

The historical consolidated financial statements of the Company are reported in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). These principles conform in all material respects with accounting principles generally accepted in the United States ("US GAAP"), except as described in Note 19 to the audited historical consolidated financial statements of the Company included in this Annual Report. All references to "tons" are to metric tons (approximately 2,200 pounds), rather than "short" tons (2,000 pounds).

Forward-Looking Statements
--------------------------

Certain statements contained in this Annual Report on Form 20-F under the captions Item 4. Information on the Company, Item 5. Operating and Financial Review and Prospects and elsewhere in this Annual Report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this document, the words, "anticipate," "believe," "estimate" and "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others, the Company's reliance on producers of usable industrial by-products, unforeseen difficulties in obtaining construction resources or in the construction of facilities necessary to provide environmental compliance services, competition in the Company's markets, fluctuations in currency exchange rates, commodity prices or interest rates, changes in laws or regulations regarding the environment or other environmental liabilities, the Company's ability to maintain good relations with its employees, and other risks discussed under "Risks Factors" in Item 3. Key Information and risks discussed from time to time in the Company's filings with the Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Selected Financial Data
-----------------------

The following table presents selected historical consolidated financial data of the Company for the fiscal years 1998, 1999, 2000, 2001,and 2002. The selected historical consolidated financial data for the Company set forth below has been derived from the audited historical consolidated financial statements of the Company. Historic results are not necessarily indicative of the results that you may expect for any other future period or for a full year. The selected historical consolidated financial data should be read in conjunction with the audited consolidated financial statements of the Company and the notes thereto included elsewhere in this Annual Report and "Item 5. Operating and Financial Review and Prospects--Management's Discussion and Analysis".

($ 000 except per share amounts)                         2002    |    2001     |   2000    |    1999   |     1998     |
                                                                 | (restated   |(restated  | (restated |  (restated   |
                                                                 |     (1))    |     (1))  |     (1))  |      (1))    |
-----------------------------------------------------------------|------------ |-----------| ----------|- ----------- |
Statement of Operations Data:                                    |             |           |           |              |
Revenue                                                138,291   |   236,714   |  311,491  |   349,329 |    327,039   |
Gross profit                                            48,321   |    66,360   |   76,237  |    87,074 |     86,695   |
Selling, general, administrative and other costs        20,178   |    26,744   |   32,712  |    33,375 |     31,762   |
Loss (gain) on disposal of fixed assets                     20   |        59   |     (871) |       (45)|       (554)  |
Depreciation                                            15,607   |    15,117   |   17,631  |    18,384 |     16,897   |
Unusual items (2)                                        7,487   |   (55,556)  |   46,709  |        -- |      2,746   |
Foreign exchange (loss) gain (3)                            --   |       968   |    1,841  |    (3,959)|      4,180   |
Amortization of deferred charges (4)                       387   |     1,074   |    1,442  |     1,563 |      1,645   |
Interest income                                         (1,942)  |    (3,141)  |   (3,509) |    (2,691)|     (1,787)  |
Interest expense                                        11,112   |    17,020   |   20,079  |    20,687 |     17,717   |
-----------------------------------------------------------------|------------ |-----------| ----------|- ----------- |
Earnings (loss) from continuing operations before                |             |           |           |              |
income taxes, minority interest and amortization                 |             |           |           |              |
of goodwill                                             (4,528)  |    64,075   |  (39,797) |    19,760 |     14,089   |
Income taxes (recovery) (7)                              1,551   |    12,275   |   (1,032) |     4,953 |      7,265   |
-----------------------------------------------------------------|------------ |-----------| ----------|- ----------- |
Net earnings (loss) from continuing operations                   |             |           |           |              |
before minority interest and amortization                        |             |           |           |              |
of goodwill                                             (6,079)  |    51,800   |  (38,765) |    14,807 |      6,824   |
Minority interest                                        1,595   |     1,403   |    1,503  |     1,355 |      1,462   |
-----------------------------------------------------------------|------------ |-----------| ----------|- ----------- |
Earnings (loss) from continuing operations before                |             |           |           |              |
amortization of goodwill                                (7,674)  |    50,397   |  (40,268) |    13,452 |      5,362   |
Amortization of goodwill, net of income taxes               --   |     3,555   |    3,986  |     4,294 |      3,940   |
-----------------------------------------------------------------|------------ |-----------| ----------|- ----------- |
Earnings (loss) from continuing operations              (7,674)  |    46,842   |  (44,254) |     9,158 |      1,422   |
Earnings from discontinued operations, net of tax           --   |    16,644   |    3,658  |     2,448 |      1,857   |
-----------------------------------------------------------------|------------ |-----------| ----------|- ----------- |
Net earnings (loss)                                     (7,674)  |    63,486   |  (40,596) |    11,606 |      3,279   |
===================================================================================================================== |
                                                                 |-            |           |           |              |
===================================================================================================================== |
Earnings (loss) from continuing operations per                   |             |           |           |              |
share, basic                                             (0.24)  |     1.49    |   (1.40)  |     0.29  |      0.05    |
Earnings (loss) per share, basic                         (0.24)  |     2.02    |   (1.29)  |     0.37  |      0.10    |
Earnings (loss) from continuing operations per                   |             |           |           |              |
share, diluted                                           (0.24)  |     1.48    |   (1.40)  |     0.29  |      0.05    |
Earnings (loss) per share, diluted                       (0.24)  |     2.00    |   (1.29)  |     0.37  |      0.10    |
===================================================================================================================== |
                                                                 |             |           |           |              |
Other Financial Data (from continuing operations):               |             |           |           |              |
EBITDA (5)                                               28,143  |    39,616   |   43,525  |    53,699 |     54,933   |
EBITDA (5) per share                                       0.89  |      1.26   |     1.38  |      1.70 |       1.74   |
Capital expenditures                                     40,977  |    29,775   |   17,182  |     9,245 |     10,320   |
Cash flow from operations (1) (6)                        15,694  |    19,344   |   26,271  |    36,669 |     34,081   |
                                                                 |             |           |           |              |
Balance Sheet Data (end of period):                              |             |           |           |              |
Current assets                                           37,429  |   163,822   |   95,680  |   133,844 |    135,757   |
Total assets                                            239,021  |   343,292   |  315,583  |   375,073 |    407,406   |
Current liabilities                                      21,393  |    75,871   |   68,171  |    76,350 |     88,387   |
Long-term debt                                           95,943  |   125,654   |  182,274  |   186,906 |    211,411   |
Total debt                                               95,943  |   167,539   |  194,276  |   197,009 |    220,740   |
Net debt (8)                                             88,003  |    49,391   |  162,277  |   139,091 |    181,602   |
Shareholders' equity                                     92,135  |   101,154   |   39,425  |    79,125 |     66,716   |
Capital Stock                                            57,625  |    57,505   |   57,505  |    57,505 |     57,505   |
Number of shares                                      31,553,732 | 31,501,232  |31,501,232 | 31,501,232|  31,501,232  |


                                                                 |             |           |           |              |
US GAAP                                                          |             |           |           |              |
Net earnings (loss) from continuing operations          (6,547)  |    37,497   |  (47,797) |     8,139 |      1,743   |
Basic earnings (loss) from continuing operations                 |             |           |           |              |
per share                                                (0.21)  |      1.07   |    (1.52) |      0.26 |       0.06   |
Diluted earnings (loss) from continuing operations               |             |           |           |              |
per share                                                (0.21)  |      1.06   |    (1.52) |      0.26 |       0.06   |
Net earnings (loss)                                     (6,547)  |    54,141   |  (44,139) |    10,587 |      3,600   |
                                                                 |             |           |           |              |
Basic earnings (loss) per share                          (0.21)  |     1.72    |   (1.40)  |     0.34  |      0.11    |
Diluted earnings (loss) per share                        (0.21)  |     1.71    |   (1.40)  |     0.34  |      0.11    |
Total Assets based on US GAAP                           234,930  |   339,089   |  312,657  |   373,739 |    397,945   |
Shareholder's equity based on US GAAP                    88,085  |    96,992   |   34,590  |    77,833 |     72,794   |


(1) At the time of the Chemtrade Transaction (see note 2a for description), BCT Chemtrade Corporation ("BCT") comprised one operating segment and the gain on sale, the results of operations, and cash flows to the date of sale are presented and disclosed in accordance with Canadian generally accepted accounting principles as discontinued operations and resulted in restatement of prior years results.

(2)   Unusual items ($ 000's):

                                                       |   2002   |    2001  |    2000   |   1999  |   1998  |
     --------------------------------------------------|----------|----------|-----------|---------|---------|
     Gain on disposal of sulphur removal assets (2a)   | $    --  | $(64,768)|  $    --  |  $   -- |  $   -- |
     Expenses incurred on early retirement of debt (2b)|   1,252  |    5,593 |       --  |      -- |      -- |
     Write-off of deferred charges                     |      --  |    3,619 |       --  |      -- |   2,746 |
     Loss on disposal of Intertrade Holdings Inc. (2c) |      --  |       -- |   46,709  |      -- |      -- |
     Gain on disposal of parts and service             |          |          |           |         |         |
     business and other assets (2d)                    |  (4,014) |       -- |       --  |      -- |      -- |
     Write-off of capitalized project costs (2e)       |   9,508  |          |       --  |      -- |      -- |
     Other                                             |     741  |       -- |       --  |      -- |      -- |
     --------------------------------------------------|----------|----------|-----------|---------|---------|
                                                       |  $7,487  | $(55,556)|  $46,709  |  $   -- | $ 2,746 |
     ========================================================================================================

       (2a) On July 18, 2001, the Company completed the sale of its sulphur removal services assets in eastern North America and of BCT, a subsidiary of Marsulex, to Chemtrade Logistics Income Fund for gross cash proceeds before costs of disposition of $167.2 million (the "Chemtrade Transaction") or $156.6 million net of costs of disposition, comprised of $128.1 million for the sale of the sulphur removal assets and $28.5 million for the sale of BCT. The disposal resulted in a pre-tax gain of $64.8 million or $54.9 million net of tax for the sulphur removal services assets in eastern North America and a gain of $15.9 million or $15.1 million net of tax for BCT.

       (2b) On July 18, 2001, the Company fully retired its outstanding 10.21% Senior Notes and cancelled its US $50.0 million operating credit facility at an expense of $5.6 million. These expenses included the write-off of deferred debt issuance costs and foreign exchange costs of $3.0 million and a make-whole payment of $2.6 million.

              As a result of the Chemtrade Transaction, the Company was obligated to make an offer to purchase a portion of the Senior Subordinated Notes limited to the net cash proceeds from the transaction reduced by the repayment of Senior Notes and funds committed and applied on capital projects. On August 20, 2002, the Company completed the offer to purchase in the amount of $69.5 million (US $44.2 million) principal at par plus accrued interest of $0.9 million (US $0.6 million). As part of the purchase, the Company incurred expenses of $1.3 million.

       (2c) On December 29, 2000 the Company disposed of its investment in Intertrade, and the disposal resulted in a pre-tax loss of $46.7 million or $42.6 million net of tax.

       (2d) On January 31, 2002, the Company completed the sale of its part and service business and other assets for gross proceeds of $6.6 million.

       (2e) Due to significant changes in the financial markets the Company and Santee Cooper mutually agreed not to proceed at this time with the previously announced project for Marsulex to build and own a flue gas desulphurization system utilizing Marsulex's patented ammonium sulphate scrubbing technology at Santee Cooper's Winyah Power Generating Station. This resulted in a write-off of capitalized project costs of $9.5 million. Under US GAAP, certain costs deferred under Canadian GAAP prior to a legally binding contract being entered into must be expensed.

(3) Effective January 1, 2002, generally accepted accounting standards were amended to eliminate the deferral and amortization of foreign currency translation differences resulting from the translation of long-term monetary assets and liabilities denominated in foreign currencies. All such translation differences that the Company previously deferred and amortized are now charged directly to earnings. The prior year financial statements have been restated retroactively to adopt this new Section.

(4) In 1998 the Company paid US$220,000 (Cdn $316,000), in connection with the repayment of bridge financing used for acquisitions. These amounts were deferred and amortized over the term of the debt acquired as part of the acquisitions. Under US GAAP, these amounts would be deferred and amortized over the term of the bridge financing. Since the bridge financing facility extended from May 1998 to June 1998 these amounts would be expensed under US GAAP.

(5) Earnings before interest, tax, depreciation and amortization (EBITDA). EBITDA is presented because management believes it is a widely used financial indicator of the Company's ability to service and/or incur debt. EBITDA is not a recognized measure under Canadian and US GAAP and should not be considered as an alternative to net earnings, consolidated cash flow from operations or any other measure of performance required by GAAP or as an indicator of the Company's operating performance. The Company's method of calculating EBITDA may differ from other companies and accordingly, the Company's EBITDA may not be comparable to measures used by other companies.

                                                     2002          2001        2000         1999        1998
      ----------------------------------------------------------------------------------------------------------
       EBITDA                                      28,143        39,616      43,525       53,699      54,933
       Loss (gain) on disposal of fixed assets         20            59       (871)         (45)       (554)
       Depreciation                                15,607        15,117      17,631       18,384      16,897
       Unusual items, (loss) gain                   7,487      (55,556)      46,709           --       2,746
       Foreign exchange loss (gain)                    --           968       1,841      (3,959)       4,180
       Amortization of deferred charges               387         1,074       1,442        1,563       1,645
       Interest income                            (1,942)       (3,141)     (3,509)      (2,691)     (1,787)
       Interest expense                            11,112        17,020      20,079       20,687      17,717
      ----------------------------------------------------------------------------------------------------------
       Earnings (loss) from continuing
          operations before income taxes,
          minority interest and amortization
          of goodwill                             (4,528)        64,075    (39,797)       19,760      14,089
      ==========================================================================================================

(6) Cash flow from operations is defined as net earnings plus non-cash items deducted in calculating net earnings including depreciation, amortization, unrealized foreign exchange gain or losses relating to cash balances, and deferred taxes, prior to changes in working capital. It is not a recognized measure under GAAP and should not be considered as an alternative to cash provided by continuing operations or any other measure of performance required by GAAP or as an indicator of the Company's operating performance. The Company's method of calculating cash flow form operations may differ from other companies and accordingly, the Company's measure may not be comparable to measures used by other companies.

(7) United States Statement of Financial Accounting Standards No. 109 ("Statement 109"), "Accounting for Income Taxes," has been adopted by the Company for United States reporting purposes. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The same methodology applies under Canadian GAAP, however, the terminology uses the word "future" in the place of "deferred". Deferred tax assets and liabilities under Statement 109 are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Canadian GAAP the future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. Under Statement 109 and Canadian GAAP, the effect on deferred/future tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change occurs.

(8)   Net debt is calculated as follows:

                                     |    2002   |    2001    |    2000   |   1998    |   1999    |
      -------------------------------|-----------|------------|-----------|-----------|-----------|
                                     |           |            |           |           |           |
       Total debt                    |   95,943  |   167,539  |   194,276 |   197,009 |   220,740 |
       Cash and cash equivalents     |    7,940  |   118,148  |    31,999 |    57,918 |    39,138 |
      -------------------------------|-----------|------------|-----------|-----------|-----------|
       Net Debt                      |   88,003  |    49,391  |   162,277 |   139,091 |   181,602 |
      ============================================================================================

Dividend Policy
---------------

It is the current policy of Marsulex to reinvest any available funds in the Company and, accordingly, Marsulex does not anticipate paying cash dividends in the near future. This policy is periodically reviewed by the Board of Directors. The Company's debt facility limits the payment of dividends.

Exchange Rate Information
-------------------------

The following tables provide exchange rates for Canadian dollars expressed in U.S. dollars for each period indicated. These exchange rates are based on the inverse of the noon buying rate in The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"). The "High" and "Low" rates for each period are the high and low Noon Buying Rates during the period. The "Average" rate for a period is the average of the Noon Buying Rates for the last day of each month during that period.

a) The following table sets forth the High and Low exchange rates for each month during the previous six months:

                                        Previous Six Months
  ------------------------------------------------------------------------------------------
 |          |  Feb 2003   |  Jan 2003  | Dec 2002  |  Nov 2002  |  Oct 2002  |  Sept 2002   |
 |- --------|-------------|------------|-----------|------------|------------|--------------|
 |  High    |     1.5315  |   1.5750   |   1.5800  |    1.5903  |    1.5943  |     1.5863   |
 |- --------|-------------|------------|-----------|------------|------------|--------------|
 |  Low     |     1.4880  |   1.5220   |   1.5478  |    1.5528  |    1.5607  |     1.5545   |
  -- ----------------------- ------------------------ --------------------------------------

b) The following table sets forth the average exchange rates for the five most recent financial years, calculated by using the average rate on the last day of each month:

                                Years ended December 31 (US$)
  -----------------------------------------------------------------------------
  |               |    2002   |  2001    |    2000    |    1999    |   1998   |
  |---------------|-----------|----------|------------|------------|----------|
  |               |           |          |            |            |          |
  |  Average      |    1.5702 |  1.5487  |    1.4872  |    1.4828  |  1.5038  |
  -----------------------------------------------------------------------------


On March 17, 2002, the inverse of the noon buying rate was US$ $0.6741 per Cdn $1.00.

Risk Factors
------------

The following is a description of risk factors that affect the Company's business, and ultimately, its profitability.

Reliance on Customers

The business of the Company is dependent on the involuntary production of a number of by-products by its customers. As environmental regulations become more demanding, the need for by-product control, regeneration, removal, and conversion has increased. There can be no assurance that environmental regulations will not become less stringent in the future or that customers of the Company will continue to involuntary produce by-products which drive their demand for the Company's services. Services provided, and products handled from the Company's major customer accounted for 15.0% of the Company's total 2002 revenue, the loss of which could have a significant impact on the Company.

Competition

Marsulex operates in competitive markets, and some of the Company's competitors have economic resources greater than those of the Company and are well established as suppliers to the markets that Marsulex serves.

Accordingly, such competitors may be better able to withstand volatility within industries and throughout the economy as a whole while retaining significantly greater operating and financial flexibility than the Company. There can be no assurances that the Company will be able to compete effectively with its competitors and competitive pressures may harm the Company's business.

Several of the Company's niche services and products are sold into select markets. There can be no assurance, however, that these markets will not attract additional competitors that could have greater financial, technological, manufacturing and marketing resources than Marsulex.

New Products and Services

The Company has made significant investments in the development and commercialization of new products, technologies and services. These include its first outsourcing agreement in the cement industry with Holcim Inc. which includes an investment in a CP-Gyp facility and operations with a net asset value of approximately US$5.0 million at December 31, 2002 and the Power Generation group's most recently developed solution for controlling sulphur trioxide emissions of utilities, CleanStack(TM). Broad market acceptance and long-term commercial viability of services incorporating new products, technologies and services may take some years to establish and are subject to business and competitive risks.

Foreign Exchange

As the Company has U.S. based operations and reports in Canadian dollars, it is exposed to foreign exchange fluctuations. Approximately 40.6% of the Company's 2002 revenue was in U.S. dollars and at present, a one-cent devaluation in the Canadian dollar against the U.S. dollar would favourably impact EBITDA by approximately $0.2 million. However, the Company's debt and related interest expense is in U.S. dollars which hedges the U.S. dollar cash flow from operations.

The U.S. dollar interest expense, when combined with U.S. dollar depreciation and amortization expenses, limits the exposure of net income to foreign exchange fluctuations. A one-cent devaluation in the Canadian dollar reduces net income by less than $0.2 million.

The Company has self-sustaining operations holding U.S. dollar assets and debt and under present accounting rules in Canada, any fluctuation in the Canadian dollar value against the U.S. dollar is recorded in the foreign currency translation adjustment account that is part of the shareholders' equity on the balance sheet.

Commodity Prices

Industrial chemicals sold by the Company are subject to market price fluctuations. In addition, regional supply and demand imbalances can lead to isolated price erosion. The Company's end-use contracts generally have a "meet or release" provision. As a result, competitive pressure can cause Marsulex to lower selling prices in order to retain the volume. While the Company attempts to reduce its exposure to market price fluctuations through contracts where commodity price exposure is either shared with or borne entirely by the customer, there can be no assurance that the Company will be successful in renegotiating existing contracts or entering new contracts on a fee-based or risk-sharing basis.

Project Execution

The success of the Company's project at Syncrude Canada Ltd's ("Syncrude") Mildred Lakes oil sands facility in Alberta is dependent on the construction of its portion of the environmental compliance facilities. The successful completion of this project is dependent on the Company's ability to execute large projects and on the availability of construction resources. The Company's failure to successfully complete this project may have a material adverse effect on the Company's business, financial conditions or results of operations.

New Financing

The Company will be required to seek additional financing to supplement its current cash balances and internally generated cash flows in order to finance its existing capital commitments associated with the Syncrude project. Until the new financing is in place, the Company is at risk as to the availability of new credit and the associated interest rates.

Labour

Out of a total of 180 employees, the Company has 26 unionized employees at two sites, represented by two unions through two collective agreements. In 2003, the collective bargaining agreement for the unionized group at the Toledo facility in Oregon, Ohio will expire. As a result, the Company will be entering into collective bargaining with the Toledo unionized group in the third quarter of 2003. There can be no assurance that the collective bargaining agreement will be replaced with an agreement with as favourable terms, if at all. Further, while the Company has not suffered any loss of production due to work stoppages by its employees, there can be no assurances that work stoppages or other labour disturbances which may have a material adverse effect on the Company will not occur in the future. Finally, a large number of the Company's suppliers and customers have unionized employees and there can be no assurances that work stoppages or other labour disturbances at the Company's suppliers or customers will not have a material adverse effect on the Company's business.

Environment

Notices and Findings of Violation have been issued against the Company by federal regulators with respect to the Company's Toledo facility in Oregon, Ohio. The Company is, however, in compliance with the permits issued by the governing body (the State) and although there is a potential for penalties to be assessed against the Company, the Company believes that it is in substantial compliance with environmental laws, regulations and guidelines.

A Notice and Finding of Violation has been issued by federal regulators with respect to the facility in Cairo, Ohio which has been sold to Chemtrade Logistics Inc. ("Chemtrade"). As part of the sale, the Company has indemnified Chemtrade against liabilities relating to the Notice and Finding of Violation issued. Management believes any sources of non-compliance can be resolved through the installation of technically feasible control equipment. As part of the indemnification the Company is obligated to reimburse Chemtrade for the necessary installation of such control equipment and for any penalties which may be levied against the facility in respect of the Notice and Finding of Violation.

The Company may be subject to further environmental liabilities of which management is not currently aware which may have a material impact on the business or financial condition of the Company.

Proprietary Technology

The Company relies on a combination of patents, confidentiality procedures and contractual provisions to protect its proprietary rights. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may obtain and use information that the Company regards as proprietary. Policing unauthorized use of such proprietary technology, if required, may be difficult, time-consuming and costly. In addition, the laws of certain countries in which the Company does business may not protect its proprietary rights to the same extent as the laws of the United States or Canada. There can be no assurance that the Company will be successful in protecting its proprietary rights.

Further, the industry in which the Company competes has many participants who own, or claim to own, intellectual property. From time to time, a third party may claim that the Company infringes such third party's intellectual property rights or may challenge the Company's rights to its own intellectual property. Any claim, whether or not with merit, could be time-consuming to evaluate, result in costly litigation or require the Company to enter into licensing agreements that may require the payment of a license fee and/or royalties to the owner of the intellectual property. Such licensing agreements, if required, may not be available on royalty or other licensing terms acceptable to the Company, if available at all.

Critical Accounting Policies

The Company's accounting policies are in accordance with Canadian GAAP as applied on a consistent basis with the exception of goodwill, which was applied prospectively. However, in both selecting accounting policies for which alternative methods exist under Canadian GAAP and applying accounting policies, management exercises its best judgment. In particular, management makes critical accounting estimates in connection with determining the impairment of goodwill, revenue recognition, tax asset valuation and provisions for environmental liabilities. These critical accounting estimates are based on assumptions of management concerning highly uncertain matters. If accounting estimates used by management turn out to be incorrect, the impact on the Company's financial condition and its results of operations may be material.


ITEM 4.    INFORMATION ON THE COMPANY

History and Development of the Company
--------------------------------------

Incorporation

Marsulex Inc. ("Marsulex" or the "Company") was amalgamated under the laws of Canada by a Certificate of Amalgamation dated June 16, 1989 under the Canada Business Corporations Act. By a Certificate of Amendment dated June 16, 1989, Marsulex amended its articles to remove the private company restrictions. By a Certificate of Amendment dated November 19, 1996, Marsulex amended its articles by, among other things, changing the minimum and maximum number of directors, amending the authorized capital and reclassifying certain classes of shares to prepare for a rights offering. Marsulex's registered office and Canadian headquarters is located at 111 Gordon Baker Road, Suite 300, Toronto, Ontario, M2H 3R1, and the telephone number is 416-496-9655. The Company's agent for service in the United States is Brian Stasiewicz located at Suite 2100, 203 North La Salle, Chicago, Illinois, 60601, and the telephone number is 312-558-1545.

History and Development of the Company

The Company was formed in June 1989 when it acquired certain sulphur businesses and assets from C.I.L. Inc. ("CIL"), a wholly owned subsidiary of ICI plc, a U.K.-based diversified chemical company. CIL entered the sulphur products business in the late 1800s and was a major U.S. marketer of sulphur products. Following the acquisition, management shifted the focus of the Company from marketing sulphur products to providing outsourced environmental compliance solutions. As a result of this shift, the Company modified its contracts with customers to de-emphasize the impact of changes in pricing and demand for industrial chemicals on the Company's financial performance, and increased its percentage of revenues from fee-based and risk-sharing contracts. The Company also began implementing a strategy of expanding its services to the oil refining sector, a key target market.

Marsulex established a significant presence in the oil refining sector in October 1996, when the Company purchased the business and assets of Coulton Chemical Company, L.P. ("the Coulton Acquisition"), a leading provider of sulphuric acid regeneration services in northern Ohio for total consideration of approximately $129.6 million. The Coulton Acquisition: (i) expanded the Company's process and technical capabilities to convert by-product sulphur streams to higher value industrial and specialty chemicals; (ii) gave the Company access to low cost regeneration and conversion technology and capacity; (iii) expanded the Company's customer base and geographic market base; and (iv) increased the Company's industry diversification.

In December 1996, the Company completed an Initial Public Offering and obtained a listing for its common shares on the Toronto Stock Exchange.

In June 1997, the Company purchased 65% of Sulconam Inc. ("Sulconam") for $10.8 million. On December 30, 2002 the Company acquired the remaining 35% of Sulconam for $16.6 million. Sulconam is based in Montreal, Canada, and attached by pipeline to the Petro-Canada and Shell Canada oil refineries. Sulconam, which is part of the Refinery Services Group, extracts and recovers sulphur from hydrogen sulphide gas sent to the plant by pipeline and converts it into elemental sulphur and sodium bisulphite.

The Company entered its other key target market, the power generation sector, in September 1997, with the acquisition of certain assets of General Electric Environmental Services Inc. for $17.0 million ("the GEESI Acquisition"). The GEESI Acquisition provided the Company with a leading market position in air emission control to the global power industry, a large international customer base, experienced people and proprietary technologies which control power generator air emissions. The business forms the core of the Company's Power Generation Group.

On May 13, 1998, the Company acquired all of the outstanding shares of both IT Holding, Inc. ("IT Holding") and BCT Chemtrade Corporation ("BCT") from Trelleborg AB ("Trelleborg") for approximately $77.3 million. Sulex, Inc. ("Sulex"), a subsidiary of IT Holding, operates two plants on the U.S. west coast - at Long Beach, California and at Anacortes, Washington - that remove molten sulphur from west coast oil refineries by converting the molten sulphur to a solid form for shipment overseas. A second subsidiary of IT Holding, Intertrade Holdings, Inc. ("Intertrade"), removed and marketed sulphur and sulphuric acid. Intertrade also produced sulphuric acid at a facility at Copperhill, Tennessee. In late 2000, Marsulex closed the Copperhill facility and ultimately disposed of its investment in Intertrade on December 30, 2000 at a loss of $42.6 million, net of tax. In July 2001, BCT was sold to Chemtrade Logistics Income Fund for a gain of $15.1 million (see below for a description of "The Chemtrade Transaction"). Sulex Inc. is part of the Refinery Services Group.

In 1999, Marsulex introduced new proprietary technology to improve the performance of the tail gas recovery unit at the Company's facility in Montreal. This technology reduced operating costs and ensures consistent compliance with air quality regulations. It cost-effectively removes and recovers sulphur emissions and also produces a higher value by-product, sodium bisulphite. The successful implementation of the new technology was instrumental in Marsulex signing new 10-year agreements with Petro-Canada and Shell Canada in 2000.

In August 2000, Marsulex signed an outsourcing agreement with Holcim Inc. (formerly Holnam Inc.), the largest producer and supplier of cement and mineral components in the United States. In June 2001, Marsulex completed a facility at Holcim's manufacturing plant in Dundee, Michigan. The Marsulex-owned facility uses a patented process that combines two by-products of the Holcim's cement making process to make CP-Gyp, a high quality replacement for natural gypsum. Under the 10-year agreement, which has an automatic renewal option, Holcim pays Marsulex an annual service fee and receives the entire output from the facility. This facility is part of Power Generation Group.

In December 2000, Marsulex acquired the assets of Westaim Corporation's chemicals division for $18.5 million. The division consisted of two Alberta-based chemical manufacturers and distributors of water treatment and industrial chemicals. The Westaim assets are part of the Western Markets Group.

In April 2001, the Company finalized definitive agreements to provide an environmental services package to BP. The services package is expected to generate in excess of $275 million in total revenues for the Refinery Services Group over the life of the agreements. The package is comprised of three parts: a new facility, designed, built and owned by the Company, that provides redundancy and operating flexibility to BP's sulphur recovery unit at their refinery in Whiting, Indiana; the provision by the Company of alkylation spent acid removal and regeneration services for BP Whiting, utilizing a new rail transfer facility at the Whiting site owned by the Company; and long-term extensions to existing agreements that encompass services provided by the Company for the BP Toledo refinery as well as BP Chemicals in Lima, Ohio. The new site emissions facility at BP Whiting became operational in the third quarter of 2002.

Also in April 2001, the Company announced that it had signed definitive agreements to provide environmental services for Syncrude's proposed Upgrader Expansion project at the Mildred Lake oil sands facility in Alberta. The Company's proprietary ammonium scrubber technology will be utilized to reduce both ammonia and sulphur dioxide gas emissions. Under the agreements with Syncrude, the Company will provide a package of technology and services and will own and operate a portion of the environmental compliance facilities at the Mildred Lake site. Construction of the Company's portion of the environmental compliance facilities began in 2002 and is scheduled for completion in 2004, with start-up tied to the overall completion of the Upgrader Expansion. Marsulex will earn a fee to process and dispose of the by-products from the scrubber and will participate in income derived from the sale of the ammonium sulphate fertilizer. The total revenue generated by the service package over the 15-year life of the agreements is expected to exceed $150 million. EBITDA, once the revenue stream from the outsourced services starts, is expected to be in excess of $7.5 million per year over the life of the agreements. The agreements also provide for three 5-year extensions.

On July 18, 2001, the Company completed the sale of its sulphur removal assets in eastern North America and of BCT, a subsidiary of the Company, to Chemtrade Logistics Income Fund (the "Chemtrade Transaction") for gross cash proceeds of $167.2 million before costs of disposition. The Company made a total gain, net of provision for income taxes, on the Chemtrade Transaction of $70.0 million comprised of $54.9 million from the sale of the sulphur removal services in eastern North America and $15.1 million from the sale of BCT. The gain was reflected in the results of the Company for the year ended December 31, 2001. As a result of the Chemtrade Transaction, the Company utilized some of its unused tax losses, resulting in an effective tax rate of approximately 15%. The income tax provision on the total gain is $10.7 million, and of this amount approximately $2.0 million is the current or cash portion. The net proceeds from the sale were $156.6 million after costs of disposition. The Company used a portion of the proceeds to fully retire the $37.7 million of 10.21% Senior Notes, with the remaining funds invested in interest bearing deposits at December 31, 2001. The Company also cancelled its US$50 million operating credit facility. The operations of BCT comprised one operating segment at the time of disposition and accordingly for reporting purposes, the gain on sale, the results of operations and cash flows of this segment to the date of sale were presented and disclosed as discontinued operations. On August 20, 2002 the Company completed an offer to purchase up to $69.5 million (US$44.2 million) of its 9 5/8% Senior Subordinated Notes. The Company acquired $69.5 million principal amount of the Notes plus accrued interest of $0.9 million (US$0.6 million), fulfilling its obligations under the terms of the indenture that arose as a result of the Chemtrade Transaction.

In the third quarter of 2001, the Company announced the disposition of its mechanical collectors equipment sales business that was part of its Power Generation Group. In January 2002, the Company completed the transition of the Group to being a provider of outsourced services with the sale of its parts and service business and other assets and the licensing of its wet limestone/gypsum and dry lime flue gas desulphurization technologies to an exclusive licensee in North America. The Company also granted the exclusive North American licensee a non-exclusive license outside North America. The sale generated proceeds of $6.5 million and a $3.6 million after tax gain.

Business Overview
-----------------

The Company

Marsulex Inc. is a leading provider of outsourced environmental compliance solutions with a focus on air quality compliance. The Company provides its services to a number of industries where increasingly stringent environmental compliance regulations and pressure to improve financial performance create opportunities for Marsulex to apply its core competencies and new technologies to outsourced compliance solutions for customers. The two industries where Marsulex already has a significant presence and that offer the most immediate business opportunities for the Company are oil refining and power generation. In Western Canada, Marsulex also upgrades and markets sulphur-based by-products that have been produced as a result of air quality compliance processes. This range of services meets customer needs and creates long-term value for shareholders.

o Over 18 oil refineries and industrial customers are serviced from five Marsulex owned and operated facilities in North America.
o Marsulex's proprietary ammonium scrubbing technology, which has been in commercial operation in the U.S. since 1996, is currently being installed at the Syncrude coker expansion at Mildred Lake, Alberta. The Company believes that this technology delivers the best available flue gas desulphurization efficiency related to capturing SO2 emissions and minimizing CO2 production all at better economics.
o Marsulex is the world's largest provider of traditional flue gas desulphurization systems and services to the power generation industry. Marsulex's technology is utilized in 153 units - 101 of them outside of North America. The Flue Gas Desulphurization systems ("FGD") are delivered by licensees in North America and internationally.

o Marsulex provides customers with access to leading edge proprietary technologies and economies of scale and scope.

The Company's goal is to create shareholder value by developing outsourced environmental compliance businesses that generate:

o      Superior returns on invested capital
o      High quality predictable and sustainable earnings and cash flow

Marsulex does this by focusing its operations on air quality compliance with a concentration on the energy industry, by securing fees under long-term contracts, by realizing value for shareholders when appropriate, and by continuous improvement of its operations.

The Company intends to grow its business through:

o     The identification of new market opportunities to drive organic growth.
o The development of new service solutions based on proprietary Marsulex technologies or best available technologies that facilitate the outsourcing of environmental compliance activities under long-term service agreements.
o     Providing its services under guaranteed fee-based agreements.

Business Strategy

Marsulex's core strategy is to target the energy industry with unique environmental outsourcing solutions.

There are several key reasons for the Company's focus on the energy industry.

o    The industry is impacted by stringent environmental regulations.
o The industry is capital intensive with sensitivity to reduced costs and improved operating margins.
o    Industry participants are increasingly
     receptive to outsourcing as a way to maximize investment returns.
o    The industry is viable and has long-term growth prospects.

The Company's solutions are developed to meet customer needs and to provide them with the following benefits:

o Innovative compliance solutions that use best available technology, and the Company's demonstrated expertise in site operations, risk management, transportation, by-product removal and marketing and to limit or manage environmental exposure at the lowest possible cost. The Company's project development, commercial creativity and capital market expertise facilitate unique service agreements.

o Reduced operating costs which result from the Company's knowledge of compliance processes, operation and risk management expertise and by-products and distribution knowledge - skills that may be far removed from customers' core businesses. Also, Marsulex can often achieve economies of scale that customers can't access on their own.

Target Industries

The Company provides its services to a number of industries where increasingly stringent environmental compliance regulations and pressure to improve financial performance create opportunities for Marsulex to apply its core competencies and new technologies to outsourced compliance solutions for customers. The two industries where Marsulex already has a significant presence and that offer the most immediate business opportunities for the Company are oil refining and power generation.

Oil Refining Industry
---------------------

In the mid-1990's, Marsulex targeted the oil refining industry. Environmental regulations dealing with site air emissions, restrictions on sulphur content in refined products and the banning of the gasoline component, MTBE, have all made the cost and complexity of compliance a top industry priority. At the same time, oil refining margins and return on investment have tracked well below general industry norms, focusing attention on operating cost reductions and improved returns on net assets.

Through a series of acquisitions and the development of innovative compliance technologies, Marsulex has developed new outsourced environmental compliance services that offer its customers environmental compliance at lower cost due to innovative technology-based solutions and economies of scale. Marsulex provides turnkey solutions that may include the design, building, ownership and operation of facilities under long-term fee-based contracts.

Power Generation Industry
-------------------------

The Company also identified the power generation industry as a similar opportunity and established a platform in this sector in 1997 by acquiring General Electric Environmental Services, Inc. In North America, there is a growing trend towards deregulation of the power industry, making cost competitiveness a key issue. In existing solid fuel- fired generating facilities, the most effective way to lower operating costs is to switch to lower cost, higher sulphur content fuels. These fuels, however, create several environmental compliance issues. Marsulex, utilizing its proven patented technologies, offers outsourcing solutions that enable power generators to meet environmental compliance obligations while creating greater fuel flexibility and access to the savings of lower cost high-sulphur fuel as well as cost avoidance opportunities and enhanced by-product revenues. Since 1997, Marsulex has sought to expand the market opportunity in the power industry by reinvesting earnings from the sector into the development of new technologies that provide solutions to emerging regulatory issues. Today the Company offers its established international customer base a range of services to deal with NOx, SOx, particulate, and other air emission compliance issues.

Competitive Strengths

As a provider of a range of environmental compliance services, the Company believes it has a number of competitive strengths. Further, the Company believes that given the critical and complex nature of the Company's services, potential new entrants would be disadvantaged as a result of the Company's large installed base of compliance facilities that have been in commercial operation for many years.

Broad Range of Value-Added Technologies and Technical Capabilities
------------------------------------------------------------------

The Company provides its customers with a broad range of technologies, including patented or proprietary technologies, technical services and support and has a reputation for technical skill, innovation and knowledge of customer needs. Unlike certain of the Company's competitors that focus solely on the sale of equipment or distribution and sale of converted by-products, the Company works closely with customers to design the optimal environmental compliance solution that best meets each customer's needs.

The Company offers its customers outsourced environmental compliance services based on a range of proprietary and non-proprietary technologies. The Company develops or acquires technologies that can be incorporated into compliance service packages that meet customer needs, enabling them to satisfy environmental compliance requirements while lowering or avoiding operating and capital costs. For example, Power Generation's proprietary ammonium and potassium sulphate technologies enable power generators to access the benefits of lower fuel costs. This is achieved through leading-edge technology that attains compliance in excess of existing requirements and produces a saleable by-product of high value while eliminating solid waste disposal. Similarly, the Company's technology utilized by oil refineries to remove and recover sulphur emissions enables them to meet stricter environmental regulations at lower cost and derive more value from the sale of sodium bisulphite, a higher value by-product. Another example is the Company's proprietary CleanStack(TM) solution for sulphur trioxide emissions which is a more effective and lower cost solution than any other currently available technology.

The Company has a long history of providing reliable and safe services. It has special expertise with respect to plant operations and provides risk management and technical assistance with regard to gas cleaning and the handling, transportation and storage of by-products and industrial chemicals. This assistance includes developing protocols for overall risk management, the handling, transporting and storing of inputs and outputs, materials compatibility studies and advice on regulatory shipping procedures.

Strategically Located Facilities
--------------------------------

The Company's conversion and regeneration facilities provide it with the ability to convert gas, liquid and solid waste streams into useable industrial chemicals. Some of these facilities are located adjacent to, or are connected by pipeline with, certain customers' facilities. The Company also operates several chemical manufacturing facilities in Western Markets Group.

Strong Customer Relationships
-----------------------------

The Company's ability to provide its customers with a total environmental service solution that generally allows them to meet compliance requirements and minimize the cost of environmental compliance has allowed the Company to secure strong and long-standing customer relationships. In the Refinery Services Group the Company's major oil refinery customers include BP, Petro-Canada, Shell Canada Products Limited, Marathon Ashland Petroleum LLC and Sunoco, Inc. The Company has maintained relationships with these major oil refinery customers for an average of approximately 38 years and has established long-term relationships averaging approximately 43 years with its three most significant oil refinery customers.

Western Markets currently maintains long-term relationships with numerous customers in a variety of sectors, and for a variety of products and services. These relationships often include multiple products and are often set in multiple-year agreements. Many of these working relationships have been in place for over 30 years including the Sulphur Products Division of Duke Energy Gas Transmission Canada at Prince George, BC and Sherritt International Corporation at Fort Saskatchewan, AB with agreements extending until 2008 and 2007, respectively.

The Company's Power Generation segment, as the world's largest provider of traditional FGD systems and services, has developed long-standing relationships with numerous customers in North America and internationally.

Contracts
---------

The Company typically enters into contracts with its customers related to the provision of services and the removal, distribution and sale of the resulting industrial chemicals or other by-products. The Company's contracts are generally two to 17 years in length. The Company usually attempts to structure its contracts in one of two ways: (i) a payment to the Company for the services it provides to the Generator customer ("fee-based contracts"), and/or, (ii) a payment to the Company based on the value of the industrial chemical products or other by-products sold by the Company to the end-user customers and/or based on changes in input costs such as fuel, whereby the Company and generator share the risk associated with changes in industrial chemical product or other by-product pricing and input costs ("risk-sharing contracts"). Under fee-based contracts, the Company's exposure to changes in industrial chemical or other by-product pricing is eliminated. Under risk-sharing contracts, the Company shares in the changes in sales price received from the sale of industrial chemicals or other by-products and or changes in input costs such as fuel.

Government Regulations

The Company's operations are subject to numerous laws, regulations and guidelines relating to air emissions, water discharges, solid and hazardous wastes, transportation and handling of hazardous substances and employee health and safety in Canada, and the United States, and are subject to numerous regulatory agencies such as, state and federal environmental protection agencies and regulatory agencies under the Canadian Environmental

Protection Act. These environmental regulations are continually changing and generally becoming more restrictive.

The Company believes that it is currently in material compliance with its existing permits and regulatory approvals except for the Company's Toledo facility in Oregon, Ohio, as disclosed under "Item 3 - Key Information - Risk Factors - Environment". Further, the terms and conditions of future permits and approvals may be more stringent and may require increased expenditures on the part of the Company.

Operating Segments

The Company's strategy to target the energy industry with outsourced compliance solutions is implemented through its Refinery Services and Power Generation operating groups. A third operating group, Western Markets, upgrades and distributes sulphur-based by-products produced as a result of customers' compliance activities. The Company has a range of expertise and services such as project execution support, finance, information systems, human resources, and risk management that are provided to each of the operating groups through a fourth non-operating segment, Corporate. The Company has determined that this structure is the most efficient and effective way to make these services available throughout the organization.

Refinery Services Group
-----------------------

Refinery Services provides outsourced compliance solutions to major oil refinery customers in the United States and Canada. Services are typically provided under long-term service agreements. The services provided are primarily extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process, sulphur dioxide (`SO2') recovery to ensure air quality compliance and regeneration of spent sulphuric acid produced during octane enhancement of gasoline. Refinery Services is the dominant provider of spent acid regeneration and hydrogen sulphide emission services in the U.S. mid-west and the only independent provider of hydrogen sulphide services in Canada. Spent acid regeneration represented 31% of the Company's consolidated 2002 revenue. The volumes processed by the Company's facilities are subject to the market demand and seasonal variations of its refinery customers' products although the segment's earnings are largely protected from these variations due to the fee-based nature of the contracts. In 2002, more than 90% of the group's earnings was generated from fees.

The major oil refinery customers for the Refinery Services Group include BP, Petro-Canada, Shell Canada Products Limited, Marathon Ashland Petroleum LLC and Sunoco, Inc. The Company's long-term relationships with its major oil refinery customers average approximately 38 years. The Company maintains close working relationships with its oil refinery customers, as failure to remove by-products or deliver specified quantities and qualities of regenerated or converted by-products can result in substantially decreased production and potentially the shut down of a refinery's operations. The Company's regeneration facilities are generally located adjacent to or are connected by pipeline with a major customer in a given geographic region, thereby reducing transportation costs and assuring such customer reliable service. The Company generally services other customers in the same region through the same facilities, which allow the Company and its customers to benefit from economies of scale.

Refinery Services also provides services to other industrial customers with similar needs to oil refineries. These include, amongst others, The Dow Chemical Company, Dow Corning Corporation, Penreco, a Texas General Partnership, and GE Silicon, LLC.

Western Markets Group
---------------------

Western Markets upgrades sulphur based by-products produced as a result of air quality compliance and until July 18, 2001 included the sulphur removal assets in eastern North America that were sold as part of the Chemtrade Transaction.

Western Markets upgrades a range of sulphur-based by-products and produces other sulphur-based chemicals at four plants based in three locations in Western Canada. The group is a leading supplier of sulphur-based chemicals in

Western Canada to the pulp and paper industry, and a foremost provider of water treatment services. Its product range includes sulphuric acid, liquid sulphur dioxide, aluminum sulphate ("alum"), sodium bisulphite, aqua ammonia, carbon disulphide, and hydrogen sulphide. These products and related services are provided to numerous customers with whom it has maintained long-term relationships. These relationships often include multiple products and are often set in multi-year agreements. A large portion of the group's earnings is from risk-shared contracts. The chemical products manufactured or marketed by the Western Markets Group are discussed below.

Sulphuric Acid. Sulphuric acid is believed to be the world's largest-volume industrial chemical and is primarily used in the production of phosphate fertilizer, the "heap" leaching of copper, and as a bleaching agent. Phosphate fertilizer companies that produce sulphuric acid for their own use generate most of the sulphuric acid produced worldwide voluntarily. The balance is produced involuntarily as a by-product of base metal smelting (metallurgical acid), crude oil refining and other industrial processes. Sulphuric acid pricing is highly freight sensitive due to its relatively low value to weight ratio. Due to increased availability of metallurgical acid, combined with relatively stagnant market demand, pricing pressure has been downward over the past decade and is not anticipated to increase in the short term.

Historically, fluctuations in market demand for sulphuric acid in North America have traditionally been balanced by adjustments to voluntary production (versus metallurgical). Any over-supply of metallurgical acid has, in the past, typically been absorbed by the phosphate fertilizer industry. Sulphuric acid revenue represented 15.0% of the Company's consolidated 2002 revenue.

Liquid Sulphur Dioxide. Liquid sulphur dioxide is produced voluntarily by burning elemental sulphur and involuntarily in various industrial processes. For involuntary producers, liquid sulphur dioxide is a relatively high value product compared to elemental sulphur or sulphuric acid. However, the conversion of by-product gas into liquid sulphur dioxide often requires extensive modifications to primary processes, which can require significant investment and cost.

The price of liquid sulphur dioxide varies by geographic market. The freight component of the pricing of liquid sulphur dioxide is proportionally much lower than sulphuric acid that increases the geographic area within which the liquid sulphur dioxide can be shipped profitably. Liquid sulphur dioxide is consumed in a number of industrial processes.

Aluminum Sulphate. Aluminum sulphate, also known as alum, is produced in both dry and liquid forms. According to industry consultants, approximately 50% of aluminum sulphate is consumed in municipal and industrial water treatment, and approximately 45% is used in the pulp and paper industry for water treatment and bleaching.

Sodium Bisulphite. Sodium bisulphite is made by combining caustic soda or soda ash with sulphur dioxide in either a liquid or gaseous form. Sodium bisulphite is primarily used as a dechlorination agent in municipal and industrial water treatment and as a bleaching agent in the pulp and paper industry.

Aqua ammonia. Aqua ammonia is used by the pulp & paper industry in the treatment of water effluents and serves as a nutrient for micro-organisms. Because of its high water content, freight costs are high and therefore, the product is sold on a regional basis only.

Carbon Disulphide. Primarily used in the production of xanthates, herbicides and as a de-waxing agent in the oil and gas industry.

Hydrogen Sulphide.  Primary use is in the nickel refining production process.

Power Generation Group
----------------------

Power Generation provides outsourced environmental services, primarily air quality compliance, to customers in the power generation industry. The key target market is the worldwide power generator industry, primarily those power generator customers that utilize fossil fuels in their electricity generation processes. Fossil-fired power plants are the largest source of air pollution in North America, and over 50% of power in the U.S. is generated from coal. Management believes that this customer group represents an important growth opportunity as tighter environmental regulations come into force and continued deregulation of the electric industry leads power generators to examine opportunities to lower costs and improve the efficiency of their operations. The estimated capital cost of bringing older coal-fired plants into compliance exceeds US$40 billion.

Power Generation provides products and services that allow the power generator customer to cost effectively remove sulphur dioxide gases and other pollutants from its air emissions to meet environmental regulations.

One of the Company's proprietary technologies provides customers flexibility to switch to lower cost high sulphur fuels. Its ammonium scrubbing technology captures and converts sulphur dioxide gases into granular ammonium sulphate and potassium sulphate, both readily marketable fertilizers. This technology has a high SO2 removal efficiency that allows the power generator to burn lower cost, high-sulphur fuels as well as to produce a saleable fertilizer product. This combination can substantially reduce the power generator's operating costs while still meeting environmental compliance obligations. The Company's extensive experience and customer relationships established through the installation of 153 traditional FGD systems worldwide provide a strong base from which to offer its outsourced environmental compliance solutions.

Marsulex is also developing solutions for other emission problems, some of which are created by the use of higher sulphur fuels in combination with other pollution control equipment. The Company recently developed a new service for the control of sulphur trioxide emissions, a visible blue plume that sometimes results from the use of NOx control equipment in combination with high sulphur fuels. Marsulex has established strategic partnerships with two world-leading organizations to offer the service, which is backed by proprietary technology and is being actively marketed by Marsulex under the trademark CleanStack(TM).

The group also provides services to the cement industry through the proprietary CP-Gyp process that uses waste by-products produced in the cement manufacturing process to produce a useable cement additive.

Revenue by Segment

 ($ 000's)                       2002         |     2001      |     2000
----------------------------------------------|---------------|--------------
                                              |               |
Refinery Services                $ 69,363     |   $  69,486   |    $ 57,572
Western Markets (1)                53,953     |     116,005   |     202,365
Power Generation                   14,975     |      51,223   |      51,554
                                              |               |
----------------------------------------------|---------------|--------------
                                $ 138,291     |   $ 236,714   |   $ 311,491
=============================================================================
(1) Includes the sulphur removal services in eastern North America for a full year in 2000 and until July 18, 2001.


Foreign Operations and Geographic Segments

The Company operates primarily in Canada and the United States and revenue is attributed to customers based on the location of the customer. Sales outside North America are primarily denominated in U.S. dollars.

 ($ 000's)                        2002      |       2001      |     2000
--------------------------------------------|-----------------|----------------
                                            |                 |
Canada                           $82,092    |     $ 106,880   |      $ 104,788
United States                     53,209    |       126,995   |        201,716
Other                              2,990    |         2,839   |          4,987
--------------------------------------------|-----------------|----------------
                                $138,291    |     $ 236,714   |      $ 311,491
===============================================================================

Competition

Marsulex operates in competitive markets, and some of the Company's competitors have economic resources greater than those of the Company and are well established as suppliers to the markets that Marsulex serves.

Accordingly, such competitors may be better able to withstand volatility within industries and throughout the economy as a whole while retaining significantly greater operating and financial flexibility than the Company. However, the Company believes it benefits from its on-site regeneration facilities, its long-term relationships and contracts with its customers and from its technical skills, innovation, and value-added technologies.

In Refinery Services, there are six other North American merchant acid regeneration companies specializing in recycling spent acid for oil refineries and chemical manufacturers including E.I. DuPont de Nemours & Co. (DuPont), PVS Chemical Solutions Inc., Peak Chemical LLC, General Chemical Corporation, Arch Chemicals, Inc. and Rhodia Inc. Refinery Service's sulphur prilling operation in Long Beach, California, which converts molten sulphur into solid form for shipment overseas, has two main competitors: H.J. Baker & Bros., Inc. and California Sulphur Company.

The Western Markets group operates in a competitive environment and is generally subject to volume and price volatility risk. The group generally shares end-use product price and volume risk with the by-product supplier. Its major competitors include Norfalco Ltd, Teck Cominco Ltd, Border Chemical Company Ltd, and ClearTech Industries Inc.

There are two primary competitors for Power Generation's ammonium FGD technology: Alstom, SA and Lurgi Lentjes, AG, both of which provide emission control technology to the power generation industry. Several competitors also supply other goods and services to the customers of the Power Generation group including boiler and full power trains. This integrated approach versus the Power Generation group's `pollution containment only' approach may impact the Company's ability to compete. In addition, the Power Generation group has competitors providing traditional FGD technology. They include Babcock & Wilcox Company, FIA Babcock Environment Gmbh, Mitsubishi Heavy Industries, Ltd., and Wheelabraytor Air Pollution Control Company.

Several of the Company's niche services and products are sold into select markets. There can be no assurance, however, that these markets will not attract additional competitors that could have greater financial, technological, manufacturing and marketing resources than Marsulex.

Environment, Health and Safety

The Company has a comprehensive policy on the environment directed towards minimizing the environmental impact of all its activities. Application of, and adherence to, the policy is regularly reviewed through environmental assessments, including independent reviews of its assets and operations. In 2002, the Company conducted internal assessments at select facilities to verify the presence and effectiveness of its management systems, and through various third party assessments, reaffirmed management's confidence in these systems.

The Environmental, Health & Safety Committee of the Board of Directors meets regularly to, among other things, review the Company's performance against the Company's environmental, health, safety and training policies and practices. The Committee also works with management to prioritize capital expenditures related to environmental risk management and regulatory compliance.

Notices and Findings of Violation have been issued against the Company by federal regulators with respect to the Company's Toledo facility in Oregon, Ohio. The Company is, however, in compliance with the permits issued by the governing body (the State) and although there is a potential for penalties to be assessed against the Company, the Company believes that it is in substantial compliance with environmental laws, regulations and guidelines, and, in the opinion of management, environmental compliance costs related such Notices and Findings will not have a material adverse impact on the financial position of the Company.

A Notice and Finding of Violation has been issued by federal regulators with respect to the facility in Cairo, Ohio which has been sold to Chemtrade Logistics Inc. ("Chemtrade"). As part of the sale, the Company has indemnified Chemtrade against liabilities relating to the Notice and Finding of Violation issued. Management believes any sources of non-compliance can be resolved through the installation of technically feasible control equipment. As part of the indemnification the Company is obligated to reimburse Chemtrade for the necessary installation of such control equipment and for any penalties which may be levied against the facility in respect of the Notice and Finding of Violation. In the opinion of management, environmental compliance costs will not have a material adverse impact on the financial position of the Company.

Organizational Structure - Subsidiaries
---------------------------------------

As at March 7, 2003, the Company is a 51.8% owned subsidiary of Harrowston Holdings Limited, which company is indirectly held by a Toronto-Dominion Bank fund, TD Capital Canadian Private Equity Partners. The following list sets forth the wholly owned subsidiaries, whether directly or indirectly, of Marsulex, as at December 31, 2002, and their jurisdiction of incorporation:

Company                                                            Jurisdiction
-------                                                            ------------

Sulconam Inc.                                                      Canada
Marsulex Environmental Technologies Corporation                    Delaware
Sulex, Inc.                                                        California
Marsol Canada Corporation                                          Canada
Marsulex Refinery Environmental Services, Inc.                     Delaware
Soucar Enterprises, LLC                                            Delaware
Investis U.S., Inc.                                                Delaware
IT Holding, Inc.                                                   Delaware
Marsulex Environmental Technologies, LLC                           Delaware
Marsulex US Partnership                                            Delaware
Marsulex Nova Scotia, ULC                                          Canada
Marsulex US Holdings, LLC                                          Delaware
3068071 Nova Scotia Corp. (formerly 3289265 Canada Inc.)           Canada
4086554 Canada Inc.                                                Canada

Unless otherwise indicated, references herein to "Marsulex" or the "Company" refer to Marsulex Inc. including its subsidiaries.

Property, Plant and Equipment
-----------------------------

Distribution and Facilities

Conversion and Manufacturing: The Company's conversion and regeneration facilities provide it with the ability to convert by-product sulphur streams into value-added industrial chemicals. These facilities can convert almost 300,000 tons of sulphur dioxide gas and hydrogen sulphide gas or spent acid annually. In addition, the Company can also voluntarily produce a variety of industrial chemicals at its manufacturing facilities, including sulphuric acid, liquid sulphur dioxide, alum, and other specialty chemicals.

The following table lists the current location and products handled at each of the conversion, manufacturing, storage and transfer facilities:

                                                        Square       Capacity
       Facilities                 Location              Footage    Utilization           Services & Products
---------------------------------------------------------------------------------------------------------------------
Environmental Service     Dundee, Michigan             39,500 ft2      64%      CP-Gyp
  Facilities
                          Montreal, Quebec             89,000 ft2      70%      Hydrogen Sulphide Processing

                          Oregon, Ohio                115,000 ft2     100%      Spent Acid Regeneration, Hydrogen
                                                                                  Sulphide Processing
                          Long Beach, California       29,079 ft2      70%      Sulphur Prilling

                          Mount Vernon,Washington     204,450 ft2      70%      Sulphur Prilling

                          Whiting, Indiana              29,000 ft2     25%      Redundant Tail Gas Processing

Manufacturing Facilities  Calgary, Alberta               9,360 ft2     70%      Aluminum Sulphate (Alum)
                          Fort Saskatchewan, Alberta    72,500 ft2     85%      Alum and Sodium Bisulphite
                          Fort Saskatchewan, Alberta    38,000 ft2     95%      Carbon Disulphide and Hydrogen Sulphide
                          Saskatoon, Saskatchewan       11,050 ft2     70%      Alum

Customer Service          Calgary, Alberta               1,000 ft2       -      Sulphuric Acid and Alum
  Storage Centres
                          Fort Saskatchewan, Alberta     3,500 ft2       -      Sulphuric Acid, Aqueous Ammonia and
                                                                                  Alum

Office Locations          Toronto, Ontario              9,334 ft2               Corporate Head Office
                          Chicago, Illinois               374 ft2               U.S. Head Office and Sales Office
                          Toledo, Ohio                  2,336 ft2               U.S. Plant Management Office
                          Lebanon, Pennsylvania        16,900 ft2               Power Generation Office


All of the Company's locations are situated on Company owned land except Fort McMurray, Alberta; Oregon, Ohio; and Whiting, Indiana with land lease terms ranging up to 24 years. The facilities at Long Beach, California and Anacortes, Washington are leased. The Company also maintains leased office space in Toronto, Ontario; Chicago, Illinois; Toledo, Ohio; and Lebanon, Pennsylvania.

Construction of the environmental compliance facilities at Syncrude's Mildred Lakes oil sands facility in Alberta, which will incorporate the Company's proprietary ammonium sulphate scrubbing technology, commenced during the year. The Company will own and operate a portion of the facilities (Syncrude project) at a budgeted capital cost of $56.6 million. At December 31, 2002 the Company had spent $24.4 million. The project is scheduled for completion in 2004, with the startup tied to the overall completion of Syncrude's Upgrader project. The Company is in the process of securing new debt financing to support its financial commitments relating to the construction of the Syncrude project. These commitments include a fixed price contract to purchase equipment and services relating to its construction totalling $30.9 million, of which $10.4 million has been spent to the end of December 31, 2002 and is recorded as part of facilities under construction in property, plant and equipment.


ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management's Discussion & Analysis

The following provides additional analysis of Marsulex's operations and financial position. It is supplementary information and should be read in conjunction with the consolidated financial statements and accompanying notes appearing elsewhere in this annual report.

Operating Results
-----------------

Overview of 2002

o The year's results met our expectations of modest growth and reflected good operating performances from Refinery Services and Western Markets. These results were achieved against a background of tough business conditions for several key customer groups, especially oil refiners and pulp and paper manufacturers.

o Construction of the Refinery Services Group's site emissions facility at BP's Whiting, Indiana refinery was completed during the third quarter. The results included fees earned from the start-up of the facility.

o Construction of the environmental compliance facilities at Syncrude's Upgrader Expansion project at its Mildred Lakes oil sands operations in Alberta, which will incorporate the Company's proprietary ammonium sulphate scrubbing technology, commenced during the year. The Company will own and operate a portion of the facilities.

o The Company's Power Generation Group continued to invest in outsourced air quality compliance services for the power generation industry. The group focused on testing and commercial development of the Company's new sulphur trioxide emissions control technology for power utilities.

o On August 20, 2002 the Company completed the offer to purchase up to $69.5 million (US$44.2 million) of its 9 5/8% Senior Subordinated Notes. The Company acquired $69.5 million (US$44.2 million) principal amount of the Notes plus accrued interest of $0.9 million (US$0.6 million), fulfilling its obligations under the terms of the indenture that arose as a result of the Chemtrade Transaction in July 2001. The repurchase of the Senior Subordinated Notes has reduced interest costs by approximately $6.7 million (US$4.3 million) per year.

o On December 30, 2002, the Company acquired the remaining 35% of the outstanding common shares of Sulconam Inc. for an aggregate purchase price of $16.6 million. The results of operations have been consolidated since June 18, 1997. The acquisition allows the operation to be fully integrated into the Refinery Services Group, as well as make a positive contribution to the Company's net earnings.

o Due to significant changes in financial markets, the Company and Santee Cooper, South Carolina's state-owned electric and water utility, mutually agreed not to proceed at this time with the previously-announced project for Marsulex to build and own a flue gas desulphurization system utilizing Marsulex's patented ammonium sulphate scrubber technology at Santee Cooper's Winyah Power Generating Station located near Georgetown, South Carolina. This resulted in a write-off of capitalized project costs of $9.5 million.

Results of Operations

The Company is focused on providing outsourced environmental compliance solutions to the oil refining and power generation industries through its Refinery Services and Power Generation operating segments. Through the Western Markets operating segment, sulphur based by-products produced as part of air quality compliance are upgraded and distributed. A fourth, non-operating segment, Corporate, provides centralized services such as project execution support, finance, information systems, human resources, and risk management to the operating segments.

Comparison of the results of the Company and its operating segments with the same period last year are affected by the sale of the Company's sulphur removal assets in North America to Chemtrade Logistics Income Fund (the "Chemtrade Transaction") that was completed on July 18, 2001 and by the disposition of non-core businesses of the Power Generation group in the third quarter of 2001 and in January 2002. Contributions of the eastern North American sulphur removal assets are included in Western Markets results until July 18, 2001, and the results of Refinery Services are affected by changes to certain contractual relationships that were restructured as a result of the Chemtrade Transaction.

Selected Financial Information
                                                                          |   2002     |    2001      |      2000       |
--------------------------------------------------------------------------|------------|--------------|-----------------|
($ millions, except per share amounts)                                    |            | (restated(7))| (restated(3)(7))|
--------------------------------------------------------------------------|------------|--------------|-----------------|
                                                                          |            |              |                 |
Revenue                                                                   |    138.3   |      236.7   |      311.5      |
Gross profit                                                              |     48.3   |       66.3   |       76.2      |
Selling, general, administrative, and other costs                         |     20.2   |       26.7   |       32.7      |
EBITDA (1) from continuing operations                                     |     28.1   |       39.6   |       43.5      |
Depreciation, including gains and losses from disposals                   |     15.6   |       15.2   |       16.7      |
Unusual items, loss (gains)                                               |      7.5   |      (55.6)  |       46.7      |
Foreign exchange loss (6) and amortization of deferred charges            |      0.4   |        2.0   |        3.3      |
Net interest expense                                                      |      9.2   |       13.9   |       16.6      |
Earnings from discontinued operations, net of tax                         |      -     |       16.6   |        3.7      |
Net earnings (loss)                                                       |     (7.7)  |       63.5   |      (40.6)     |
Earnings (loss) per share (2)                                             |    (0.24)  |       2.02   |      (1.29)     |
Cash generated from continuing operations before non-cash working capital |     15.7   |       19.3   |       26.3      |
------------------------------------------------------------------------------------------------------------------------

Selected Quarterly Financial Information


                               1st Quarter        |      2nd Quarter       |      3rd Quarter       |      4th Quarter
--------------------------------------------------|------------------------|------------------------|--------------------------
 ($ millions)             | 02   |   01    00(3)  |  02   |   01    00(3)  |  02   |   01    00(3)  |  02   |  01    00(3)
--------------------------|------| ------- ------ |-------| ------- ------ |-------| ------- -------|-------|------------------
                          |      |                |       |                |       |                |       |
                          |      |                |       |                |       |                |       |
Revenue                   | 36.0 |   71.5   77.6  |  35.2 |   73.5   78.6  |  34.0 |   48.7    76.1 |  33.1 |  43.0    79.2
EBITDA (1)                |  5.6 |   11.1   10.0  |   6.7 |   12.7   11.0  |   8.8 |    8.9    10.9 |   7.0 |   6.9    11.6
Depreciation, net of      |      |                |       |                |       |                |       |
  disposals               |  3.8 |    4.3    4.4  |   3.5 |    4.4    4.5  |   3.7 |    3.2     4.2 |   4.6 |   3.3     3.6
Unusual items, gain       |      |                |       |                |       |                |       |
  (loss)                  |(3.6) |      -      -  |     - |      -      -  |   1.3 | (54.1)       - |   9.8 | (1.5)    46.7
Net interest expense      |  2.6 |    4.4    4.3  |   3.4 |    4.2    4.0  |   1.6 |    2.3     4.2 |   1.6 |   3.0     4.1
Earnings from             |      |                |       |                |       |                |       |
  discontinued            |      |                |       |                |       |                |       |
  operations, net of tax  |    - |    0.6    0.6  |     - |    0.7    0.9  |     - |   15.3     1.3 |     - |     -     0.9
Net earnings (loss)       |  2.0 |  (1.0)  (0.2)  | (1.4) |    3.4    0.2  |   1.1 |   61.6     0.5 |  (9.4)|  (0.5)  (41.1)
Earnings (loss) per       |      |                |       |                |       |                |       |
  share                   | 0.06 | (0.03)  (0.1)  | (0.04)|    0.11   0.01 |   0.04|    1.96    0.02| (0.30)| (0.02)  (1.31)
                          |      |                |       |                |       |                |       |
Cash generated from       |      |                |       |                |       |                |       |
  continuing operations   |      |                |       |                |       |                |       |
  before non-cash         |      |                |       |                |       |                |       |
  working capital         |  2.5 |    6.7    6.2  |   2.7 |    7.8    6.0  |   6.0 |    2.1     6.2 |   4.5 |   2.7     7.9
                          |      |                |       |                |       |                |       |
Total Assets              |341.4 |  321.2  370.0  | 325.4 |  317.8  371.3  | 261.9 |  345.1   382.2 | 239.0 | 343.3   315.6
------------------------------------------------------------------------------------------------------------------------------

Selected Segmented Information


                  Refinery Services     | Western Markets (5)   |  Power Generation  |      Corporate       |
----------------------------------------|-------------------- --|--------------------|----------------------|----------------------
                | 02   |   01     00(3) |  02  |   01     00(3) |  02    01    00(3) | 02   |   01    00(3) |  02   |  01    00(3)
($ millions)    |      |                |      |                |                    |      |               |       |
----------------|------|----------------|------|----------------|--------------------|------|---------------|---------------------
 Revenue        | 69.3 |   69.5    57.6 | 54.0 |  116.0   202.3 | 15.0   51.2  51.6  |    - |      -      - | 138.3 | 236.7  311.5
                |      |                |      |                |                    |      |               |       |
 EBITDA (1)     |      |                |      |                |                    |      |               |       |
 from           |      |                |      |                |                    |      |               |       |
 continuing     |      |                |      |                |                    |      |               |       |
 operations     | 21.6 |   22.6    21.7 | 18.2 |   29.3    36.9 | (2.0) (1.4)  (2.3) |(9.7) | (10.9)  (12.8)|  28.1 |  39.6   43.5
                |      |                |      |                |                    |      |               |       |
 Total Assets   |      |                |      |                |                    |      |               |       |
 from           |      |                |      |                |                    |      |               |       |
 continuing     |      |                |      |                |                    |      |               |       |
 operations     |      |                |      |                |                    |      |               |       |
 (4)            |181.0 |  151.4   144.4 | 26.9 |   28.7    88.8 | 17.5   27.0  21.6  | 13.6 |  136.2   33.8 | 239.0 | 343.3  288.6
                |      |                |      |                |                    |      |               |       |
 Capital        |      |                |      |                |                    |      |               |       |
 expenditures   |      |                |      |                |                    |      |               |       |
 from           |      |                |      |                |                    |      |               |       |
 continuing     |      |                |      |                |                    |      |               |       |
 operations     |      |                |      |                |                    |      |               |       |
 excluding      |      |                |      |                |                    |      |               |       |
 acquisitions   | 35.9 |   23.4    10.8 |  0.5 |    0.8     1.7 |  4.4    5.4   4.4  |  0.2 |    0.2    0.3 |  41.0 |  29.8   17.2
----------------------------------------------------------------------------------------------------------------------------------

(1) Earnings before interest, tax, depreciation and amortization (EBITDA). EBITDA is presented because management believes it is a widely used financial indicator of the Company's ability to service and/or incur debt. EBITDA is not a recognized measure under Canadian and U.S. GAAP and should not be considered as an alternative to net earnings, consolidated cash flow from operations or any other measure of performance required by GAAP or as an indicator of the Company's operating performance. The Company's method of calculating EBITDA may differ from other companies and accordingly, the Company's EBITDA may not be comparable to measures used by other companies.
(2) The weighted average number of common shares outstanding for 2002 was 31,542,732, and for 2001 was 31,501,232, unchanged from 2000.
(3) At the time of the Chemtrade Transaction, BCT comprised one operating segment and the gain on sale, the results of operations, and cash flows to the date of sale are presented and disclosed in accordance with Canadian GAAP as discontinued operations and resulted in restatement of prior year's results.
(4) Total assets exclude assets of discontinued operations of $27.0 million for 2000.
(5) Western Markets includes the results relating to the sulphur removal assets for a full year in 2000 and until July 18 for 2001.
(6) Effective January 1, 2002 the Company adopted the new generally accepted accounting principle eliminating the deferral and amortization of foreign currency translation differences from the translation of long-term monetary assets and liabilities. In accordance with the standard the company retroactively adopted this standard and restated the prior years financial statements.
(7) Certain 2000 and 2001 comparative figures have been reclassified to conform to the financial statement presentation adopted in 2002.

Year ended December 31, 2002 Compared to Year Ended December 31, 2001

i.) Revenue and Gross Profit

Consolidated revenue was $138.3 million in 2002, down $98.4 million, or 41.6% from $236.7 million in 2001. The decline reflects the impact of the Chemtrade Transaction as 2001 included the results for the sulphur removal assets in eastern North America to July 18, 2001, and the disposal of Power Generation assets.

Similarly, gross profit in 2002 was $48.3 million, a decrease of $18.0 million or 27.2% from 2001. Gross profit as a percentage of revenue increased from 28.0% in 2001 to 34.9% in 2002 reflecting the improved quality of earnings resulting from the increased focus on outsourced air quality compliance solutions. The impact of fluctuations in commodity prices has been reduced as a result of the Chemtrade Transaction and over 50% of the Company's revenue was fee-based in 2002.

Refinery Services provides outsourced compliance services to major oil refinery customers in the United States and Canada, primarily extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process, SO2 recovery to ensure air quality compliance, and regeneration of spent sulphuric acid produced during the octane enhancement of gasoline.

Refinery Services' revenue was $69.3 million in 2002 compared to $69.5 million for 2001.

Western Markets upgrades sulphur-based by-products produced as part of air quality compliance activities. For example, it is one of the leading suppliers of alum, a water treatment chemical used extensively by municipalities for water and sewage treatment. This and other chemicals are marketed to customers in North America.

Revenue for Western Markets in 2002 was $54.0 million compared with $116.0 million for 2001, a decrease of 53.4%. The 2001 revenue includes revenue until July 18, 2001 relating to the sulphur removal assets included in the Chemtrade Transaction. On a comparable basis, revenue for Western Markets was up from the prior year, reflecting the strong seasonal demand for the Company's water treatment and pulp and paper bleaching chemicals in the second quarter of 2002 and increased volume of most of the group's other products.

Power Generation provides outsourced environmental services, primarily air quality compliance, to customers in the power generation industry. These services enable power generators to meet compliance obligations, as well as to achieve fuel flexibility and access to the savings of lower cost high-sulphur fuel. A newly developed service -- CleanStack(TM) -- a solution for sulphur trioxide emissions of utilities is now being marketed. The group also provides services to the cement industry through the patented CP-Gyp process.

Revenue for Power Generation was $15.0 million in 2002, down 70.7% from $51.2 million for 2001. The decrease reflects the completion of the Virginia Power project and disposal of the parts and service business in the first quarter of 2002 and the sale of the mechanical collectors business in the third quarter of 2001.

ii.) Selling, General, Administrative and Other Costs

Selling, general, administrative and other ("SGA") costs were $20.2 million in 2002 compared to $26.7 million for 2001, a decrease of $6.5 million or 24.3%. The decrease in SGA costs was due primarily to dispositions associated with the Chemtrade Transaction and the sale of non-core assets in Power Generation.

iii.) Earnings before interest, tax, depreciation and amortization (EBITDA)

EBITDA is presented because management believes it is a widely used financial indicator of the Company's ability to service and/or incur debt. EBITDA is not a recognized measure under Canadian generally accepted accounting principles
(GAAP) and should not be considered as an alternative to net earnings, consolidated cash flow from operations or any other measure of performance required by GAAP or as an indicator of the Company's o66perating performance. The Company's method of calculating EBITDA may differ from other companies and accordingly, the Company's EBITDA may not be comparable to measures used by other companies. The following details the Company's reconciliation of EBITDA to the consolidated statements of operations and to the segmented results of operations as presented in note 17 of the consolidated financial statements.


The consolidated statement of operations:
--------------------------------------------------------------------------------------------------------------
                                                                                                   Year ended
                                                                                                  December 31
--------------------------------------------------------------------------------------------------------------
(in thousand of dollars)                                                                     2002        2001
--------------------------------------------------------------------------------------------------------------
EBITDA                                                                                    28,143       39,616
Loss on disposal of property, plant and equipment                                            (20)        (59)
Depreciation                                                                             (15,607)     (15,117)
Unusual items (losses) gain                                                               (7,487)     55,556
Foreign exchange loss                                                                          -        (968)
Amortization of deferred charges                                                            (387)     (1,074)
Interest income                                                                            1,942       3,141
Interest expense                                                                         (11,112)    (17,020)

--------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations before income taxes, minority interest,        (4,528)     64,075
   and amortization of goodwill
==============================================================================================================

EBITDA in 2002 was $28.1 million compared to $39.6 million in 2001. The decrease in EBITDA is attributable primarily to the inclusion of the results of the sulphur removal assets in eastern North America in the prior periods. EBITDA for 2002 was up $1.1 million over the prior year pro-forma EBITDA. As a percent of revenue, EBITDA in 2002 was 20.3%, an increase over the 16.7% for 2001, reflecting the improved quality of EBITDA since the Chemtrade Transaction and the disposal of the Power non-core assets. The effect of these changes has been an improvement in the four-quarter rolling EBITDA as a percentage of revenue in every quarter for the past two years, increasing from 14.6% in the first quarter of 2001, to 20.3% in the fourth quarter of 2002.


The operating segments:
---------------------------------------------------------------------------------------------------------------------
                                   Refinery        |     Western        |      Power         |     Corporate
                                   Services        |    Markets1        |    Generation      |      Support
---------------------------------------------------| -------------------|- ------------------|- ---------------------
(in thousands of dollars)                          |                    |                    |
                                   2002      2001  |    2002      2001  |    2002      2001  |     2002       2001
---------------------------------------------------|--------------------|--------------------|-----------------------
                                                   |                    |                    |
EBITDA                           21,627    22,560  |  18,263    29,320  |   (2,000)  (1,394) |   (9,747)   (10,870)
Depreciation, including                            |                    |                    |
   loss on disposal              12,951     9,962  |   1,300     4,110  |    1,149      691  |      227        413
Unusual items losses (gains)                       |                    |                    |
                                     --        --  |      --        --  |       --       --  |    7,487    (55,556)
Foreign exchange loss                              |                    |                    |
                                     --        --  |      --        --  |       --       --  |       --        968
Amortization of deferred                           |                    |                    |
   charges                           --        --  |      --        --  |       --       --  |      387      1,074
Interest income                      --        --  |      --        --  |       --       --  |   (1,942)    (3,141)
Interest expense                     --        --  |      --        --  |       --       --  |   11,112     17,020
---------------------------------------------------|--------------------|--------------------|-----------------------
Earnings (loss)2                  8,676    12,598  |  16,963    25,210  |   (3,149)  (2,085) |  (27,018)    28,352
                                                   |                    |                    |
=====================================================================================================================

1. Western Markets includes the results relating to the sulphur removal assets until July 18, 2001.
2. Earnings (loss) from continuing operations before income taxes, minority interest and amortization of goodwill.


In 2002 EBITDA for Refinery Services was $21.6 million compared to $22.6 million in 2001. The Montreal plant performed strongly all year and the Toledo plant operated at capacity throughout the period. The results also included the fees earned from the newly constructed site emissions facility at BP Whiting, which was completed in the third quarter of 2002. However, comparability with results of the prior periods is impacted by changes to contractual relationships with Irving Oil that were restructured as a result of the Chemtrade Transaction. Prior to the Chemtrade Transaction, Marsulex processed spent acid for Irving's Saint John refinery. As part of a major refinery expansion and upgrade, Irving constructed its own on-site regeneration facility and Marsulex entered into a new agreement with Irving to remove and distribute the excess sulphuric acid produced by the new facility. The impact of the loss of the Irving regeneration volume was more than offset by the new BP Whiting relationship. In 2002, earnings from the Irving regeneration volume substantially disappeared as Irving completed the transition to its new regeneration facility, and the acid resale contract that replaced it was sold to Chemtrade.

Western Markets' EBITDA in 2002 was $18.2 million compared to $29.3 million for 2001 or $16.7 million on a comparable basis, excluding the results from sulphur removal assets. This improvement over last year reflected seasonal demand in the second quarter for the Company's water treatment and pulp and paper bleaching chemicals, increased volumes of other products and improved margins through cost control.

EBITDA for Power Generation in 2002 was a loss of $2.0 million compared to a loss of $1.4 million for 2001. This reflects the Company's continued investment in this strategic business and the disposal of the parts and service business in the first quarter of 2002 and the sale of the mechanical collectors business in the third quarter of last year.

Corporate costs in 2002 were $9.7 million compared to $10.9 million for 2001. Following the dispositions of non-core assets, the Company continued to focus on ways to reduce costs and optimize operating earnings through the efficient application of resources.

iv.) Depreciation

Depreciation expense in 2002 was $15.6 million compared to $15.1 million in 2001, an increase of $0.5 million or 3.3%. This increase is attributable to depreciation relating to the new BP Whiting facility, reduced by the depreciation associated with the disposition of fixed assets in the Chemtrade Transaction. The depreciation expense for the last half of 2002 of $8.3 million is indicative of the depreciation for 2003.

v.) Interest Expense, net of interest income

Net interest expense was $9.2 million in 2002, a decrease of $4.7 million or 33.8% over the $13.9 million net interest expense for 2001 and is primarily the result of the purchase of the Senior Subordinated Notes in August 2002 and the retirement of the Senior Notes in July 2001.

Based on the level of debt at year end, interest expense for the upcoming year is expected to be approximately $9.2 million at the 2002 year end exchange rate of 1.5789, compared to the interest paid during 2002 of $13.7 million.

vi.) Income Taxes

Total income tax expense for 2002 was $1.6 million on a loss from continuing operations before income taxes, minority interest and amortization of goodwill of $4.5 million. Excluding the impact of the write-off of the Santee Cooper capitalized costs of $9.5 million, the Company's overall effective income tax rate in 2002 was 31.1% compared to a statutory rate of 38.6% and to the prior year effective rate of 15.8%.

In addition to the decrease of 2.7 percentage points to the statutory rate, the Company benefited from lower tax rates for its U.S. operations and from losses not previously recognized. The prior year's rate was impacted by the Company's ability to utilize tax losses, the benefit of which had not been previously recorded, and by the non-taxed portion of capital gains and goodwill proceeds.

During 2002 the Company incurred approximately $2.0 million in cash taxes and expects cash taxes for the 2003 year to be under $1 million. The Company has tax losses available for carryforward and reduction of future income taxes in the amount of $142 million, the benefit of which has not been recognized.

The 2001 tax reconciliation note has been restated to reflect the impact of the adoption of the new foreign currency translation standards.

vii.) Net earnings (loss)

========================================================================================
                                                                             Year ended
                                                                            December 31
----------------------------------------------------------------------------------------
(in thousand of dollars)                                               2002        2001
----------------------------------------------------------------------------------------

Net earnings (loss)                                                 (7,674)      63,486

Unusual items losses (gains)                                         7,487      (55,556)
Income taxes on gain on disposal of sulphur removal assets               -        9,921
Earnings from discontinued operations, net of tax                        -      (16,644)

----------------------------------------------------------------------------------------
Pro-forma net earnings (loss)                                         (187)       1,207

========================================================================================

For the twelve months ended December 31, 2002, the Company incurred a net loss of $7.7 million compared to net earnings of $63.5 million for the same period in 2001. When the impact of unusual items is removed from both years, including the tax impact and the results of discontinued operations relating to the Chemtrade transaction, the pro-forma net loss was $0.2 million in 2002 compared to a pro-forma net earnings of $1.2 million in 2001.

Year ended December 31, 2001 Compared to Year Ended December 31, 2000

i.) Revenues and Gross Profit

Consolidated revenue was $236.7 million for the year 2001 and included the results from the sulphur removal assets until July 18, 2001, the date of disposal. Revenue was down $74.8 million, or 24.0% from $311.5 million in 2000 as the results for the sulphur removal assets along with the results of Intertrade, sold in December 2000, are included for the full year in 2000.

Similarly, gross profit for 2001 of $66.3 million decreased $9.9 million, or 13.0% from the prior year primarily reflecting the impact of the Chemtrade Transaction and the sale of Intertrade. This also impacted the gross profit as a percentage of revenue, increasing from 24.5% in 2000 to 28.0% in 2001.

Refinery Services provides outsourced compliance services to major oil refinery customers in the United States and Canada, primarily extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process, SO2 recovery to ensure air quality compliance, and regeneration of spent sulphuric acid produced during the octane enhancement of gasoline.

Refinery Services' revenue increased by $11.9 million or 20.7% to $69.5 million in 2001 from $57.6 million in 2000. This was primarily due to additional revenue from the spent acid business, including the BP Whiting regeneration services.

The segment provides services to oil refineries from five facilities - Montreal, Quebec; Oregon, Ohio; Whiting, Indiana; Anacortes, Washington; and Long Beach, California.

The Montreal facility has provided services to the adjacent Petro-Canada and Shell Canada refineries for over 40 years. New 10-year agreements covering the outsourced services became effective on January 1, 2001. The plant, which recovers sulphur from hydrogen sulphide gas sent by pipeline from the refineries and also captures tail gas emissions from the sulphur recovery process, operated well throughout the year.

The Toledo facility is located immediately adjacent to BP's Toledo refinery. From this site, the Refinery Services Group provides spent acid regeneration services for BP as well as for a number of other local customers, including Sun and Marathon-Ashland. The product is delivered to the site by pipeline, rail and truck. As well as servicing local refineries, the Toledo facility also handles spent acid sent by rail from the BP refinery in Whiting, Indiana. With the addition of the volume from BP Whiting, which began in late 2000, the plant operated at capacity during peak periods in 2001.

In addition to these regeneration services, the Toledo facility also provides hydrogen sulphide gas processing for BP Toledo.

Western Markets provides environmental removal services as well as chemical products to customers in Western Canada and includes the results of the sulphur removal assets in eastern North America for the full year in 2000 and approximately half of the year in 2001. The segment includes the assets of Westaim Corporation's chemicals division acquired in December 2000 for $18.5 million. The group produces a range of water treatment and other sulphur-based chemicals at four plants based in three locations in Western Canada. For example, it is one of the leading producers of alum, a water treatment chemical used extensively by municipalities for water and sewage treatment. This and other chemicals are marketed to customers in North America.

The 2000 revenue for Western Markets includes a full year's results relating to the sulphur removal assets compared to a part year in 2001 when these assets were disposed of on July 18, explaining the lower sales revenue in 2001 of $116.0 million versus $202.3 million for 2000. This decline was partially offset by revenue generated as a result of the December 2000 acquisition of Westaim's chemicals business.

The integration of the Westaim businesses proceeded smoothly during the year with added emphasis on leveraging the expanded customer base to provide an increased range of services.

Power Generation provides outsourced environmental services, primarily air quality compliance, to customers in the power generation industry. These services enable power generators to meet compliance obligations and at the same time burn lower cost fuel. The group also provides services to the cement industry through the patented CP-Gyp process which uses a by-product of the scrubbing process used by some manufacturers and combines it with cement kiln dust to produce a useable cement additive.

Power Generation's revenue decreased slightly by $0.4 million to $51.2 million in 2001. This was a result of increased revenue from the Virginia Power project offset by lower revenue attributable to the disposal of the mechanical collectors business.

During 2001, the group continued to work towards the transition to a provider of outsourced compliance solutions from its traditional business of flue gas desulphurization systems installation and equipment sales and service. By January 31, 2002 the transition had been completed with the sale of the mechanical collectors and parts and services businesses, and licensing of the traditional flue gas desulphurization technology ("FGD").

The major FGD system installation for Virginia Power was approximately 90% completed during the year and initial work also commenced on a project, announced in February 2001, to supply technology, engineering and selected equipment for Guangdong Electric Power Development Bureau's Shajiao Power Plant in Guangdong Province in the People's Republic of China.

Power Generations' first outsourcing agreement in the cement industry, using the CP-Gyp process, began in June 2001 at Holcim Inc.'s ("Holcim") cement manufacturing plant in Dundee, Michigan. Marsulex owns the facility which combines two waste products of the plant's cement making process to make CP-Gyp, a high quality replacement for natural gypsum. Holcim will use CP-Gyp as an additive and the technology will allow the Company to increase its recycling efforts at the plant. Holcim has contracted for the entire output of the facility under a 10-year agreement, which has an automatic further 10-year renewal option.

ii.) Selling, General, Administrative and Other Costs ("SG&A")

Selling, general, administrative and other costs ("SGA") were $26.7 million in 2001 compared to $32.7 million in 2000, a decrease of $6.0 million. The decrease in SGA costs was primarily due to dispositions, with the 2000 SGA costs including the full year impact of the sulphur removal assets, the mechanical collectors business and Intertrade. There are no SGA costs for Intertrade in 2001 while SGA included costs for sulphur removal assets up to July 18, 2001 and the mechanical collectors business into the third quarter of 2001.

As a percent of revenue, SGA costs were somewhat higher at 11.3% in 2001 compared to 10.5% in 2000 primarily due to lower revenue in 2001.

iii.) Depreciation and Amortization

Depreciation expense for 2001 was $15.1 million compared to $17.6 million for 2000, a decrease of $2.5 million or 14.2%. This decrease was largely due to the reduction in depreciation due to the disposition of fixed assets in the Chemtrade Transaction and the Intertrade disposal, offset by the additional depreciation on the fixed assets acquired from Westaim.

Amortization of deferred foreign exchange for both 2001 and 2000 was $1.1 million. As part of the Chemtrade Transaction, the Company fully retired the 10.21% Senior Notes.

Amortization of goodwill before tax decreased to $4.8 million in 2001 from $5.6 million in 2000 due to the disposal of goodwill associated with the Chemtrade Transaction.

iv.) Interest Expense, Net

Net interest expense was $13.9 million in 2001, a decrease of $2.7 million or 16.3% from the $16.6 million in 2000. The decrease in net interest expense is due to a decrease in interest expense as a result of the retirement of the 10.21% Senior Notes.

Before deducting interest income and based on the level of debt at December 31, 2001, interest expense for the 2001 was expected to be approximately $16.1 million at the 2000 year-end exchange rate of 1.5956.

v.) Income Taxes

Total taxes for 2001 were $12.3 million compared with a recovery of $1.0 million for 2000. The sale of the sulphur removal assets in eastern North America in 2001 resulted in $9.9 million of taxes. The overall effective income tax rate was 15.8% compared with a statutory rate of 41.3%. The Company's ability to utilize tax losses, the benefit of which had not been previously recorded, and the non-taxed portion of capital gains and goodwill proceeds has reduced the effective rate. In addition, the change in the federal and provincial capital gain inclusion rates from 75% to 50% had a direct impact in reducing the tax associated with the sale of the sulphur removal assets. The reduction in rates has been offset by minimum taxes in the U.S. and Canada of 2.2% attributable to the sale of the sulphur removal assets as well as permanent items of 1.3% and losses from U.S. operations of 3.7%, the tax effect of which has not been recorded. The effect of lower taxes attributable to foreign jurisdictions has declined this year due to the sale of Intertrade, the sulphur removal assets in eastern North America and BCT Chemtrade Corporation. There have been no significant changes in the substantively enacted tax rates in 2001.

The 2000 tax reconciliation note (Note 15 to the audited consolidated financial statements) has been restated to conform to current year's presentation.

Liquidity and Capital Resources
-------------------------------

Total assets were $239.0 million at December 31, 2002 compared to $343.3 million at December 31, 2001. The decrease in total assets is primarily the result of the cash utilized to reduce debt and to purchase the minority interest in Sulconam.

The net book value of property, plant, and equipment at December 31, 2002 increased to $134.4 million from the December 31, 2001 balance of $111.9 million. This increase is primarily due to capital additions during 2002 of $41.0 million offset by depreciation expense of $15.6 million, disposals, and the impact of a stronger Canadian dollar versus the U.S. dollar for U.S. property, plant, and equipment, the impact of which is included in the foreign currency translation adjustment.

Accounts receivable decreased $6.8 million to $25.3 million from the December 31, 2001 balance of $32.1 million and is largely a result of the disposals in Power Generation and the completion of the Virginia Power project. Accounts payable decreased $2.1 million to $9.2 million from the December 31, 2001 balance of $11.3 million, while accrued liabilities decreased $10.0 million when compared to the December 31, 2001 balance of $21.3 million largely due to the reduced activity on the Virginia Power project, substantially completed in the first quarter of 2002. Inventory decreased $1.3 million as a result of the disposal of the parts and services business in January 2002. Prepaid expenses at the end of the year increased $0.2 million due to prepaid insurance. The $4.3 million owed pursuant to an escrow agreement was collected in January 2002. In 2002, $1.3 million of the $4.0 million owed by Chemtrade for finalization of the working capital was collected and the remaining $2.7 million is due over the next three years with the first installment due May 1, 2003.

On August 20, 2002 the Company completed the July 15, 2002 offer to purchase its 9 5/8% Senior Subordinated Notes by purchasing the obligated amount of $69.5 million (US$44.2 million) principal at par plus accrued interest of $0.9 million (US$0.6 million). Although $74.2 million (US$47.2 million) was tendered, under both the terms of the offer and the indenture, the Company was only obligated to purchase up to the amount of unutilized cash proceeds resulting from the Chemtrade Transaction. In addition, the remaining debt decreased by $1.0 million during 2002 due to the strengthening of the Canadian dollar versus its US counterpart. The foreign exchange gain relating to the US denominated Senior Subordinated Notes is included in the foreign currency translation adjustment.

Share Capital Outstanding
================================================================================
                                                                    Year ended
                                                                   December 31
-------------------------------------------------------------------------------
                                                        2002              2001
-------------------------------------------------------------------------------

Number of common shares                           26,833,550        26,781,050
Number of convertible shares, non-voting           4,720,182         4,720,182
Number of options                                  2,674,450         2,736,500

================================================================================

During the second quarter in 2002, 60,000 common shares were issued upon the exercise of stock options for cash proceeds of $133,800.

On January 29, 2002, the Company announced its intention to make a Normal Course Issuer Bid ("NCIB") pursuant to which the Company was entitled to purchase 1,339,053 of its issued and outstanding common shares. The NCIB commenced on February 1, 2002 and terminated on January 31, 2003. During 2002 the Company acquired a total of 7,500 shares for $27,000 which were cancelled.

The Company continues to believe that the current market price of its common shares does not fully reflect the value of its business and its future business prospects and represents a discount to management's estimate of the underlying net asset value of the shares.

Financial Condition & Liquidity
================================================================================
                                                                     Year ended
                                                                    December 31
================================================================================
                                                            2002           2001
--------------------------------------------------------------------------------

Cash (in millions of dollars)                              $ 7.9         $118.1
Debt (in millions of dollars)                              $95.9         $167.5
Net debt 1  (in millions of dollars)                       $88.0         $ 49.4

Debt to Equity                                              1.0x           1.7x
Net debt to EBITDA 2                                        3.1x           1.3x
Net debt to Equity                                          1.0x           0.5x
Interest coverage (EBITDA to interest expense)3             2.5x           2.3x

================================================================================

1.  Net debt is defined as total debt less cash and cash equivalents.
2. EBITDA for 2001 includes the results of the sulphur removal assets in eastern North America until July 18, 2001.
3. Interest coverage for the year ended December 31, 2002 calculated on an interest paid basis was 2.1x and on a proforma basis giving effect to the reduction in Senior Subordinated Notes outstanding was 3.1x.


Cash and cash equivalents at the end of 2002 were $7.9 million with excess cash invested in short-term, interest-bearing deposits.

On June 30, 1998, the Company issued US$105.0 million of 10 year Senior Subordinated Notes at 9-5/8% to institutional investors. The net proceeds were used to repay the existing Senior Term Facility and a US$70.0 million Senior Secured Revolving Credit Facility used for the 1998 acquisitions. In 1998 the Company received an S&P rating of B+ and a Moody's rating of B2 on the Senior Subordinated Notes. These ratings remained the same to the end of 2002. In addition, the Company also negotiated a six-year US$50.0 million Revolving Credit Facility, which the Company cancelled as part of the Chemtrade Transaction.

Also, as part of the Chemtrade Transaction, on July 18, 2001 the 10.21% Senior Notes were retired, requiring a make-whole payment of $2.7 million.

In addition, as a result of the Chemtrade Transaction, the Company was obligated to make an offer within 380 days to purchase a portion of the Senior Subordinated Notes. Under the terms of the indenture, the total amount offered was limited to the net cash proceeds from the Chemtrade Transaction reduced by the repayment of the Senior Notes and funds committed and applied on capital projects in the next 360 days. Notwithstanding the foregoing, the Company was not required to purchase more than 25% of the original principal amount of $41.9 million (US$26.3 million) prior to the fifth anniversary, June 30, 2003, and accordingly this amount was recorded as the current portion of long-term debt at December 31, 2001. The remaining amount, if any, would have been required to be included in a second offer to purchase to be made on the fifth anniversary. As previously noted, on August 20, 2002 the Company completed the offer to purchase a portion of the Senior Subordinated Notes fully satisfying its obligation under the terms of the indenture and therefore the Company will not be making a second offer on the fifth anniversary of the Senior Subordinated Notes.

The Company is in the process of securing new debt financing to support its financial commitments relating to the construction of the Company's Syncrude project. These commitments include a fixed price contract to purchase equipment and services relating to its construction totalling $30.9 million, of which $10.4 million has been spent to the end of December 31, 2002 and is recorded as part of facilities under construction in property, plant and equipment.

Once the new financing is in place to support existing Syncrude project commitments, the Company will use cash generated from operations, along with any new operating credit facility, to either pay down debt or fund its growth strategy. The growth strategy includes acquisition or expansion of processing operations, development of new technologies, and development or expansion of the Company's presence in new markets and, to the extent required, the Company will seek new outside financing to fund this growth strategy.

Although the Company's financial indicators had improved subsequent to the Chemtrade Transaction, the assumption of increased debt during the construction period will cause these indicators to change until the projects are completed.

Commitments

($ 000's)                       2003     2004     2005    2006      2007     Thereafter    Total      Fair Value
                                                                                                      12/31/2001
------------------------------------------------------------------------------------------------------------------
Lease Commitments (CDN)        $3,848   $2,842  $1,901   $1,089     $ 728      $   266     $10,674         N/A

9 5/8% Senior Subordinated
  notes (US$) (1)              $  --    $  --   $  --    $  --      $  --(1)   $60,766     $60,766     $ 60,766


(1) The Senior Subordinated Notes are redeemable at the option of the Company at any time after July 1, 2003 at specified redemption premiums. As previously noted, on August 20, 2002 the Company completed the offer to purchase a portion of the Senior Subordinated Notes fully satisfying its obligation under the terms of the indenture that arose as a result of the Chemtrade Transaction.


Working Capital

The Company's working capital, excluding cash and cash equivalents and current portion of long-term debt, was $8.1 million at December 31, 2002 compared to $11.7 million at December 31, 2001. When the impact of the Chemtrade Transaction is removed from current assets, working capital improved by approximately $3.8 million and is primarily the result of the decrease in accounts payable and accrued liabilities. Given the size of the Company and the significant planned capital expenditures, it is not unusual for the Company to experience temporary fluctuations in working capital. The level of working capital is sufficient to meet the Company's current requirements.

The increase in working capital resulted in an increase in the current ratio, excluding cash and cash equivalents and the current portion of long-term debt, from 1.34:1 in 2001 to 1.38:1 in 2002.

Cash Flow from Continuing Operations

In 2002, the Company generated $15.7 million in cash from operations before changes in non-cash working capital, compared to $19.3 million in 2001. The decrease was due to the lower earnings resulting from inclusion of the sulphur removal assets in eastern North America until July 18, 2001 offset by the lower interest expense in 2002.

During the year ended December 31, 2001, the Company generated $19.3 million in cash from operations before changes in non-cash working capital, compared to $26.3 million in 2000.

Cash and cash equivalents at the end of December 31, 2002 was $7.9 million down from $118.1 million at December 31, 2001 with cash provided by operations being more than offset by the purchase of the Senior Subordinated Notes, the capital additions and the acquisition of the Sulconam minority interest.

Capital Expenditures

================================================================================
                                                                     Year Ended
                                                                    December 31
--------------------------------------------------------------------------------
(in thousand of dollars)                              2002       2001      2000
--------------------------------------------------------------------------------

Expansion projects                                  34,847     23,775    10,520
Maintenance capital                                  6,130      6,020     6,662

--------------------------------------------------------------------------------
Total capital expenditures                          40,977     29,775    17,182

================================================================================

Capital expenditures in 2002 were $41.0 million compared to $29.8 million in 2001. The $11.2 million increase was primarily due to the increase in capital expenditures associated with the BP Whiting and Syncrude projects. The BP Whiting project construction was completed in the third quarter of 2002.

Construction on the Syncrude project is well under way. As a result of the fixed price contracts the Company has in place, the current labour conditions of the Fort McMurray area should not have any significant impact on the Company's timing or expected capital investment in the project. The project is scheduled for completion in 2004, with the startup tied to the overall completion of Syncrude's Upgrader Expansion project.

The total capital expenditures in 2001 were $29.8 million up from $17.2 million in 2000 with spending on maintenance capital in 2001 comparable to 2000. Spending on expansion projects increased $13.3 million to $23.8 million primarily due to construction spending on the air emission control facility at the BP refinery in Whiting, Indiana, and the CP-Gyp Holcim facility in Dundee, Michigan.

Acquisitions

At the end of 2002, the Company acquired the remaining minority interest in Sulconam Inc. for $16.6 million. The acquisition was accounted for using the purchase method of accounting and the final purchase price allocation, including the acquisition costs, is summarized as follows:

================================================================================
(in thousands of dollars)                                             2002
--------------------------------------------------------------------------------

Property, plant and equipment                                        7,313
Intangibles                                                          3,501
Future tax liability                                                (2,047)
Minority interest                                                    7,823
--------------------------------------------------------------------------------
                                                                    16,590
================================================================================

Trend Information
-----------------

Although the economic outlook remains somewhat uncertain, Marsulex is well positioned to deliver predictable and sustainable earnings. The critical nature of the services the Company provides and the leading market positions of Refinery Services in the US mid-west and Western Markets in western Canada enhance its ability to ride out the worst effects of economic downturns, as demonstrated in 2002. By providing essential services and exceptional customer service Marsulex expects to maintain a base of business that will generate reliable revenue and earnings.

Refinery Services should deliver improved earnings in 2003. Capacity at both the Toledo and Montreal plants is committed under long-term contracts, none of which is due for renewal during the year. Following an exceptionally strong year in 2002, Western Markets is expected to return to normal levels of operations in 2003.

Power Generation will continue to invest in air quality compliance solutions for the power sector, including the launch of the Company's CleanStack(TM) SO3 solution. The prospects for this solution look very promising at this stage and the group expects to sign its first customers for this service in 2003. This on-going investment is expected to somewhat offset the core business gains, producing overall Company results in 2003 that will be similar to 2002.

Critical Accounting Policies
----------------------------

The Company's accounting policies, which are disclosed in Significant Accounting Policies note, Note 1 of the audited financial statements, are in accordance with generally accepted accounting principles in Canada and are applied on a consistent basis with the exception of goodwill which was applied prospectively. High-quality financial statements require rigorous application of accounting policies. Management uses judgement in selecting policies for which alternative methods exist and in applying the accounting policies. The policies discussed below are considered by management to be critical to an understanding of the Company's financial statements because their application places the most significant demands on management's judgement, and financial reporting results rely on estimation about the effect of matters that are inherently uncertain. Specific risks for these critical accounting policies are described in the following paragraphs. For all of these policies, management cautions that future events rarely develop exactly as forecast, and the best estimates routinely require adjustment.

Impairment of goodwill

In accordance with generally accepted accounting principles in Canada, management of the Company has determined that goodwill will be assessed at the reporting unit level and has determined no impairment has occurred in the value of goodwill. The assessment is based on assumptions used in determining the fair value of the Company's reporting units through the use of discounted cash flows and other valuation methods. Management reviews these assumptions annually taking into account the business conditions at that time and changes to the Company's business strategy. There is no certainty that the assumptions used by management will develop exactly as forecasted. Refer to note 1(f) of the audited financial statements for more detail.

Revenue recognition

The Company's revenue recognition accounting policies are determined in accordance with generally accepted accounting principles in Canada. Under these standards, profit associated with long-term contracts for the design and installation of equipment can be recognized on a percentage of completion method (described in note 1(i) of the audited financial statements). Under this method, management estimates costs to complete in order to recognize the profit associated with these contracts. The amount and timing of profit recognized could differ materially if the estimates of the costs to complete and timing of the expenditures are significantly different than the actual.

Tax asset valuation

The Company has developed a forward oriented multi-jurisdictional tax model to assess future taxes and to determine its tax planning strategies. Management uses judgement in determining the assumptions about the Company's future profitability, tax rates, and capital position that are used in the model. As part of assessing its future taxes management also assesses the likelihood that the future tax assets will be realized and to the extent the likelihood is low, a valuation allowance against these assets is recognized. There can be no assurance that the assumptions used by management will develop as predicted and not have a material impact on the Company's assessment of its future taxes and the valuation allowance.

Environmental obligations

The Company's operations are subject to numerous laws, regulations and guidelines relating to air emissions, water discharges, solid and hazardous wastes, transportation and handling of hazardous substances and employee health and safety in Canada and the United States, and these are discussed in more detail in note 1(j) of the audited financial statements. Accruals have been made in specific instances where management has determined it is probable that liabilities for remediation costs will be incurred and where such liabilities can be reasonably estimated. The assumptions used by management are based on discussion with regulatory authorities, laws and regulations, third party consultants and management's judgement and there can be no assurance the actual remediation costs will not differ from such estimates.

CHANGES IN ACCOUNTING POLICIES FOR 2003

Impairment of Long-Lived Assets and Discontinued Operations

In December 2002, the CICA issued Handbook Section 3063, "Impairment of Long-Lived Assets" and revised Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations". Together, these two sections supersede the write-down and disposal provisions of Section 3061, "Property, Plant and Equipment" as well as Section 3475, "Discontinued Operations". These new standards are consistent with FAS No. 144 which the Company adopted for US GAAP purposes effective January 1, 2002.

Section 3063 amends existing guidance on long-lived asset impairment measurement and establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use by the Company.

It requires that an impairment loss be recognized when the carrying amount of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and disposal. The impairment recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value.

Section 3475 provides a single accounting model for long-lived assets to be disposed of by sale. It also provides specified criteria for classifying an asset as held-for-sale and requires assets classified as held-for-sale to be measured at the lower of their carrying amounts or fair value, less costs to sell. Section 3475 also broadens the scope of businesses that qualify for reporting as discontinued operations to include any disposals of a component of an entity, which comprises operations and cash flows that can be clearly distinguished from the rest of the Company, and changes the timing of recognizing losses on such operations. The new standards contained in Section 3063 on the impairment of long-lived assets held for use are applicable for years beginning on or after April 1, 2003; however, early application is permitted. The revised standards contained in Section 3475 on disposal of long-lived assets and discontinued operations are applicable to disposal activities initiated by the Company's commitment to a plan on or after May 1, 2003; however, early application is permitted.

On January 1, 2003, the Company adopted these standards and does not believe the adoption of the new Section 3063 standards will have a material impact on the financial statements.

Hedging Relationships

The CICA issued a new Accounting Guideline ("AcG 13") effective for the Company's years commencing January 2003 requiring the identification, designation, documentation and assessment of the effectiveness of hedging relationships, for the purpose of applying hedge accounting and discontinues hedge accounting of existing hedges. The Company does not expect that the implementation of the guideline will have an impact on its financial position since the Company's only material hedging relationship relates to its US dollar denominated debt used to acquire its US operations. This has been accounted for as a hedging relationship as disclosed in note 1(f) to the Consolidated Financial Statements. The Company does not believe the adoption AcG 13 will have a significant impact.

Accounting for Guarantees

Accounting Guideline ("AcG 14") requiring the disclosure of guarantees has been published by the CICA and will be applicable to annual and interim periods on or after January 1, 2003. The guideline requires that a guarantor disclose significant information about certain types of guarantees that require payment contingent on specified types of future events, without regard to the probability that it will have to make any payments under the guarantees. The Company is reviewing the definition of guarantees in the standard and will adopt the standard for its quarter ending March 31, 2003.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management
-------------------------------

The following table sets forth the names of the directors and senior management of the Company, the offices or positions held by them, and their dates of appointment as applicable. Directors are elected by the shareholders to serve until the next annual meeting of the Company or until their successor is elected or appointed.

 ---------------------------------------------------------------------------------------------------------------------------
|                            |         Municipality       |           Position with         |       Director or Senior     |
|             Name           |         of Residence       |              Company            |        Management since      |
|----------------------------|----------------------------|---------------------------------|------------------------------|
| Roderick F. Barrett        |       Toronto, Ontario     |              Director           |          April, 1993         |
|----------------------------|----------------------------|---------------------------------|------------------------------|
| David Bookbinder (1)       |        London, England     |              Director           |    June, 1989 to November,   |
|                            |                            |                                 |              2002            |
|----------------------------|----------------------------|---------------------------------|------------------------------|
| David M. Gee               |        Aurora, Ontario     |      Director, President and    |          August, 1995        |
|                            |                            |      Chief Executive Officer    |                              |
|----------------------------|----------------------------|---------------------------------|------------------------------|
| William A. Lambert         |       Toronto, Ontario     |              Director           |         February, 2002       |
|----------------------------|----------------------------|---------------------------------|------------------------------|
| Ian M. Matheson            |     Mississauga, Ontario   |              Director           |         October, 1989        |
|----------------------------|----------------------------|---------------------------------|------------------------------|
| David S. McCann            |       Toronto, Ontario     |              Director           |         February, 2002       |
|----------------------------|----------------------------|---------------------------------|------------------------------|
| John A. Rogers             |      Islington, Ontario    |              Director           |         November, 1996       |
|----------------------------|----------------------------|---------------------------------|------------------------------|
| Lee C. Stewart             |      Weston, Connecticut   |              Director           |        September, 2000       |
|----------------------------|----------------------------|---------------------------------|------------------------------|
| Robert L. Yohe             |    Bonita Springs, Florida |              Director           |         November, 1996       |
|----------------------------|----------------------------|---------------------------------|------------------------------|
| Laurie Tugman              |     Mississauga, Ontario   |    Executive Vice President and |          August, 1994        |
|                            |                            |      Chief Financial Officer    |                              |
|----------------------------|----------------------------|---------------------------------|------------------------------|
| Edward R. (Ted) Irwin      |     Mississauga, Ontario   |      Vice President, Finance    |        September, 2001       |
|----------------------------|----------------------------|---------------------------------|------------------------------|
| Gordon McTavish (1)        |        Milton, Ontario     |          Vice President,        |   August, 1998 to July, 2002 |
|                            |                            |          Human Resources        |                              |
|----------------------------|----------------------------|---------------------------------|------------------------------|
| Robert H. Cardell          |    Washington, New Jersey  |     Vice President and General  |         December, 2001       |
|                            |                            |     Manager, Power Generation   |                              |
|                            |                            |               Group             |                              |
|----------------------------|----------------------------|---------------------------------|------------------------------|
| Eric W.E. Denman           |       Montreal, Quebec     |    Vice President, Operational  |         November, 2000       |
|                            |                            |             Excellence          |                              |
|----------------------------|----------------------------|---------------------------------|------------------------------|
| Terry Green (1)            |       Uxbridge, Ontario    |      Vice President, Refinery   |    May, 1989 to July, 2002   |
|                            |                            |           Services Group        |                              |
|----------------------------|----------------------------|---------------------------------|------------------------------|
| Doug Osborne               |       Edmonton, Alberta    |      Vice President, Western    |            May 1989          |
|                            |                            |           Markets Group         |                              |
|----------------------------|----------------------------|---------------------------------|------------------------------|
| Brian Stasiewicz           |       Chicago, Illinois    |      Vice President, Refinery   |           May, 1989          |
|                            |                            |           Services Group        |                              |
|----------------------------|----------------------------|---------------------------------|------------------------------|
| Judith George              |        Milton, Ontario     |        Corporate Secretary      |         October, 1996        |
---------------------------------------------------------------------------------------------------------------------------


(1) As of the dates indicated, these individuals have resigned from their positions with the Company. Residence information is as at the date of their departure.

Directors

The following sets out the Board of Directors, each of whom has been engaged in their present principal occupations for the last five years unless otherwise indicated. All directors are elected to hold office until the next annual meeting of shareholders, or subject to the Company's by-laws and to applicable laws, until such office is earlier vacated.

Roderick F. Barrett. Mr. Barrett is Managing Partner (Toronto), Stikeman, Elliott, Barristers & Solicitors and has acted as corporate counsel to Marsulex since its inception. He serves on the boards of a number of public and private companies and has been a director of the Company since 1993.

David M. Gee. Mr. Gee is President & Chief Executive Officer of Marsulex. He joined the Company in that position in August 1995 after extensive general management experience in manufacturing and financial services. Mr. Gee also serves on the boards of a number of other companies and charities and has been a director of the Company since 1999.

William A. Lambert. Mr. Lambert is a partner with Canadian Private Equity Partners, an investment group within TD Capital. He has over 12 years experience in merchant banking and investing and 10 years experience in consulting and plant engineering. He serves on the boards of other private companies. Mr. Lambert was appointed a director of the Company in 2002 at the request of TD Capital.

Ian M. Matheson. Mr. Matheson is Chief Consulting Officer, Risk Management Consultants of Canada Limited. He has been a director of Marsulex since its inception. He has also held senior management positions with, and been an advisor to, major corporations in the United States and Canada including manufacturing, chemical, environmental and transportation companies. He is a director of Aon Reed Stenhouse Inc. and serves on other boards in the insurance, financial services and manufacturing sectors.

David S. McCann. Mr. McCann is a partner with Canadian Private Equity Partners, an investment group within TD Capital. He has over 14 years experience in merchant and investment banking in the US and Canada. He serves on the boards of other private companies. Mr. McCann was appointed a director of the Company in 2002 at the request of TD Capital.

John A. Rogers. Mr. Rogers is President & Chief Executive Officer, MDS Inc. He has been with MDS since 1973, holding increasingly senior positions. He was appointed to his current position in March 1996 and has been a member of the Board of Directors of MDS since 1991. He also serves on the boards of several other organizations and has been a director of the Company since 1996.

Lee C. Stewart. Mr. Stewart is a private consultant, most recently with Daniel Stewart & Company, a private investment and private equity bank located in London. Mr. Stewart has had over 22 years experience as an investment banker followed by such positions as Vice President with Union Carbide Corporation, and Executive Vice President and Chief Financial Officer of Foamex Inc. Additionally, he is a director of AEP Industries and P.H. Glatfelter & Company. Mr. Stewart was appointed a director of the Company in 2000.

Robert L. Yohe. Mr. Yohe is a Corporate Director. Before retiring in 1994, Mr. Yohe was Vice Chairman and Director of Olin Corporation, a diversified company with interests in chemicals, metals, electronic materials, ordnance and aerospace. Prior to joining Olin, he held executive positions with several chemical companies in the United States. He is a director of a number of companies including: Airgas, Inc., Calgon Carbon Corporation, and The Middleby Corporation.

Management Team

David M Gee (Aurora, Ontario), President and Chief Executive Officer. (See Directors section.)

Laurie A. Tugman, Executive Vice President and Chief Financial Officer. Mr. Tugman joined Marsulex in August 1994. In July 2001, Mr. Tugman, in addition to being Chief Financial Officer, was promoted to Executive Vice President responsible for the overall operations of the Company. From 1990 to 1994, he was Vice President, Finance, and Chief Financial Officer, of a mine contracting, and engineering company, Dynatec International Limited. Mr. Tugman has over 20 years experience in financial and operational management in the waste management and oil and gas industries.

Edward R. (Ted) Irwin, Vice President, Finance. Mr. Irwin joined Marsulex in September 2001. Previously, he was Chief Financial Officer for a publicly traded Internet content provider. From 1989 to 1999 he worked for a large consumer packaged goods company involved in manufacturing and distribution where he held progressively more senior positions including Controller, Director Business Information Systems and Director Distribution and Logistics.

Robert H. Cardell, Vice President and General Manager Power Generation. Dr. Cardell joined Marsulex in November of 2001. Prior to Marsulex he served as General Manager of the Environmental Division of Babcock and Wilcox from July 1999. Before Babcock and Wilcox he was with Research-Cottrell where he was President and CEO of their International Company. Dr. Cardell began his career at Foster Wheeler in 1977 and held a number of senior positions in their Construction, Engineering, and Environmental Divisions.

Eric W.E. Denman, Vice President, Operational Excellence. Mr. Denman joined Marsulex in 2000 as Plant Manager of the Company's Montreal Canada facility and was named to his current position in July 2001. From 1990 to 2000, Mr. Denman was an engineering and management consultant specializing in environmental due diligence for mergers and acquisitions with several companies. Mr. Denman has over 20 years' experience in management, engineering, and operations in the organic and inorganic chemicals sectors.

Doug Osborne, Vice President, Western Markets Group. Mr. Osborne has been with Marsulex since its inception in 1989 and has held a variety of commercial positions of increasing responsibility in product management, sales and business management. Prior to this he held various technical and commercial positions with CIL based in North York, Ontario.

Brian E. Stasiewicz (Chicago, Illinois), Vice President, Refinery Services Group. Mr. Stasiewicz has been with the Company since its inception in 1989 and joined CIL in 1983. He served in various regional and corporate sales positions.

Judith George (Milton, Ontario), Corporate Secretary. Ms. George joined Harrowston as Corporate Secretary in July 1995 following two years in the law and corporate secretary's departments of a large life insurance company. In addition to her responsibilities with Harrowston, Ms. George has served as Corporate Secretary of the Company since October 1996.

Compensation
------------

Executive Compensation

The following table sets forth, for the year ended December 31, 2002, the compensation of the Chief Executive Officer and the other executive officers of the Company. The Chief Executive Officer and the other executive officers are collectively referred to as the "Named Executives."

Summary Compensation Table

-------------------------------------------------------------------------------------------------------------------------
|                             |        |                                     |                           |               |
|                             |        |                                     |  Long-Term Compensation   |               |
|-----------------------------|--------|-------------------------------------|---------------------------|---------------|
|                             |        |                                     |          Awards           |               |
|                             |        |        Annual Compensation          |                           |               |
|-----------------------------|--------|-------------------------------------|---------------------------|---------------|
|                             |        |           |           |    Other    | Securities |  Restricted  |               |
|                             |        |           |           |   Annual    |    Under   |     Share    |               |
|                             |        |           |           |   Compen-   |   Options  |     Units    |  All Other    |
| Name and Principal Position |  Year  |   Salary  |    Bonus  |   sation    |   Granted  |    Granted   | Compensation  |
|                             |        |    ($)    |     ($)   |     ($)     |     (#)    |    ($) (1)   |   ($) (2)     |
|-----------------------------|--------|-----------|-----------| ------------|------------|--------------|---------------|
| David Gee                   |  2002  |  377,500  |   182,000 |    - (3)    |     32,500 |    389,332   |     218,471(4)|
| President and               |        |           |           |             |            |              |               |
| Chief Executive Officer     |  2001  |  362,500  |   140,000 |    - (3)    |    325,000 |        n/a   |    143,500    |
|                             |        |           |           |             |            |              |               |
|                             |  2000  |  346,667  |   110,000 |    - (3)    |    190,000 |        n/a   |    143,500    |
|-----------------------------|--------| ----------|-----------|-------------|------------|--------------|---------------|
|                             |        |           |           |             |            |              |               |
| Robert Cardell (5)          |  2002  |  175,000  |   43,500  |   22,638 (6)|     19,500 |     46,668   |     14,281    |
| VP and General Manager,     |        |           |           |             |            |              |               |
| Power Generation Group      |  2001  |   27,933  |   50,000  |    - (3)    |          0 |        n/a   |          0    |
|-----------------------------|--------|-----------|-----------|-------------|------------|--------------|---------------|
|                             |        |           |           |             |            |              |               |
| Doug Osborne                |        |           |           |             |            |              |               |
| Vice President,             |  2002  |  135,000  |   82,850  |    - (3)    |     10,500 |     25,600   |      6,750    |
| Western Business            |        |           |           |             |            |              |               |
|-----------------------------|--------|-----------|-----------|-------------|------------|--------------|---------------|
|                             |        |           |           |             |            |              |               |
| Brian Stasiewicz (7)        |        |           |           |             |            |              |               |
| Vice President,             |  2002  |  181,812  |   75,000  |    - (3)    |     18,250 |     44,068   |     18,379    |
| Refinery Services           |        |           |           |             |            |              |               |
|-----------------------------|--------|-----------|-----------|-------------|------------|--------------|---------------|
|                             |        |           |           |             |            |              |               |
| Laurie Tugman               |  2002  |  255,000  |   104,000 |    - (3)    |     35,750 |     98,132   |     12,750    |
| Executive Vice President    |        |           |           |             |            |              |               |
| and Chief Financial Officer |  2001  |  210,238  |   80,000  |    - (3)    |    100,000 |        n/a   |     10,416    |
|                             |        |           |           |             |            |              |               |
|                             |  2000  |  177,667  |   38,000  |  26,802 (8) |     45,000 |        n/a   |      8,583    |
-------------------------------------------------------------------------------------------------------------------------

NOTES:
(1) A total of 231,899 performance share units were granted by the Board of Directors in 2002 pursuant to the Performance Share Unit Plan described below, which units were valued on December 31, 2002 at $927,596. Dividends are not paid on performance share units.
(2) Amounts reported include contributions to a group registered retirement savings plan available to all employees of the Company and, in the case of Mr. Gee, includes an annual payment to a supplemental pension plan as described below.
(3) The value of perquisites and benefits paid to the Named Executive is less than the lesser of $50,000 and 10% of the Named Executive's total annual salary and bonus.
(4) Amount reported includes a one-time payment of $53,430 paid into the supplemental pension plan for Mr. Gee in order to meet funding objectives as described below.
(5) Mr. Cardell was hired and appointed Vice President and General Manager, Power Generation Group of the Company, effective November 5, 2001. Amounts reported for 2001 reflect approximately 2 months of employment. The bonus reported for Mr. Cardell in 2001 reflects the amount negotiated at the time of his hire. All amounts reported for Mr. Cardell are expressed in US dollars.
(6) Amount reported includes amounts paid to Mr. Cardell in respect of automobile allowance and related expenses ($13,058) and the approximate cost of other benefits provided to all employees, including health and dental insurance, long-term disability insurance and group life insurance.
(7)  All amounts reported for Mr. Stasiewicz are expressed in US dollars.
(8) Amount reported includes amounts paid to Mr. Tugman in respect of automobile allowance and related expenses in 2000 ($25,674) and the approximate cost of other benefits provided to all employees, including health and dental insurance, long-term disability insurance and group life insurance.

Incentive Compensation Plan

All Named Executives participate in an incentive compensation plan under which they are entitled to annual cash bonuses based on the Company's success in achieving return on capital objectives, on their business units' success in achieving specific targets, and on their success in accomplishing their individual goals and objectives. The Human Resources and Compensation Committee (the "Compensation Committee") determines the annual plan targets each year, subject to the approval of the Board. The Compensation Committee sets the annual objectives and reviews the performance of the President and Chief Executive Officer, with confirmation by the Board, while the President and Chief Executive Officer sets the annual objectives and reviews the performance of the other Named Executives, with confirmation by the Compensation Committee.

Stock Option Plan

The Company has a stock option plan for management employees and key persons (the "Stock Option Plan"). Persons generally employed by the Company in management functions, senior officers and directors of the Company, or an affiliate of the Company, are eligible to participate in the Stock Option Plan. Participants are determined by the Compensation Committee and confirmed by the Board. The number of Common Shares issuable under the Plan cannot, at present, exceed 4,095,160. Options are to be issued with an exercise price of not less than the closing price of the Common Shares on the Toronto Stock Exchange on the day prior to the issuance and are to be exercisable for up to a maximum of ten years. The Board may, in granting options, provide that the right to exercise the options vests over a specified period. In such a case, the options nevertheless become automatically exercisable in full if control over the Company changes. If a participant's employment is terminated due to death or voluntary resignation, or if a director participant leaves the Board, the vesting of options held by such participant automatically ceases and vested options may not be exercised by the participant after the earlier of the first anniversary of such termination and the expiry of the options. If a participant's employment is terminated otherwise than for cause, the vesting of options held by the participant continues during the notice period established by the participant's employment contract or otherwise and vested options held by the participant may be exercised until the option's expiry period. No financial assistance is provided by the Company to assist grantees of options to purchase Common Shares.

Option Grants During 2002
=================================================================================================================
|                   |                 |                    |             | Market Value of |                    |
|                   |    Securities   |     % of Total     |             |   Securities    |                    |
|                   |  Under Options  |      Options       | Exercise or |   Underlying    |                    |
|       Name        |     Granted     |     Granted to     | Base Price  | Options on the  |  Expiration Date   |
|                   |      (#)(1)     |  Employees in 2002 | ($/Security)|  Date of Grant  |                    |
|                   |                 |         (%)        |             |  ($/Security)   |                    |
|-------------------| ----------------|--------------------|-------------|-----------------|--------------------|
|                   |                 |                    |             |                 |                    |
|David Gee          |      32,500     |        16.1        |    3.90     |      3.90       | February 27, 2012  |
|-------------------| ----------------|--------------------|-------------|-----------------|--------------------|
|                   |                 |                    |             |                 |                    |
|Robert Cardell     |      19,500     |        9.7         |    3.90     |      3.90       | February 27, 2012  |
|-------------------| ----------------|--------------------|-------------|-----------------|--------------------|
|                   |                 |                    |             |                 |                    |
|Doug Osborne       |      10,500     |        5.2         |    3.90     |      3.90       | February 27, 2012  |
|-------------------| ----------------|--------------------|-------------|-----------------|--------------------|
|                   |                 |                    |             |                 |                    |
|Brian Stasiewicz   |      18,250     |        9.1         |    3.90     |      3.90       | February 27, 2012  |
|-------------------| ----------------|--------------------|-------------|-----------------|--------------------|
|                   |                 |                    |             |                 |                    |
|Laurie Tugman      |      35,750     |        17.8        |    3.90     |      3.90       | February 27, 2012  |
=================================================================================================================

NOTE:
(1) All grants of options were effective February 28, 2002 and all vest and become exercisable in three equal instalments on the first, second and third anniversaries of the date of the grants.

Aggregated Option Exercises during 2002 and 2002 Year-End Options Values

-----------------------------------------------------------------------------------------------------------------
                   |                |                 |                       |                                  |
                   |    Securities  |                 |  Unexercised Options  |       Value of Unexercised       |
                   |   Acquired on  | Aggregate Value | at December 31, 2002  |     in-the-Money Options at      |
       Name        |     Exercise   |     Realized    |   (#) Exercisable /   |        December 31, 2002         |
                   |       (#)      |       ($)       |   Unexercisable (1)   | ($) Exercisable / Unexercisable  |
-------------------| ---------------|-----------------| ----------------------|----------------------------------|
                   |                |                 |                       |                                  |
David Gee          |       nil      |       nil       |   641,000 / 312,500   |        290,250 / 424,750         |
-------------------| ---------------|-----------------| ----------------------|----------------------------------|
                   |                |                 |                       |                                  |
Robert Cardell     |       nil      |       nil       |     nil / 19,500      |           nil / 1,950            |
-------------------| ---------------|-----------------| ----------------------|----------------------------------|
                   |                |                 |                       |                                  |
Doug Osborne       |       nil      |       nil       |     584 / 11,166      |           643 / 2,035            |
-------------------| ---------------|-----------------| ----------------------|----------------------------------|
                   |                |                 |                       |                                  |
Brian Stasiewicz   |       nil      |       nil       |   161,500 / 68,250    |         51,900 / 78,625          |
-------------------| ---------------|-----------------| ----------------------|----------------------------------|
                   |                |                 |                       |                                  |
Laurie Tugman      |       nil      |       nil       |   209,833 / 117,417   |         81,499 / 130,576         |
---------------------------------------------------------------------------------------------------------------- |

NOTE:
(1) Representing options on Common Shares of the Company. The closing price of Marsulex's stock on December 31, 2002 was $4.00.


Performance Share Unit Plan
Deferred Share Unit Plan

In 2002, the Company established a Performance Share Unit Plan (the "PSU Plan") to provide long term incentive compensation for management employees and key persons that emphasizes pay for performance. Grants under the PSU Plan are at the discretion of the Board which also prescribes the performance factors (measured by the Company's return on capital) used to determine the number of performance share units ("PSU") which will vest at the expiry of the performance period. Plan participants who elect not to participate in the Deferred Share Unit Plan (described below) and who continue to be employed by the Company at the expiry of the performance period, will be entitled to that number of Marsulex common shares that can be purchased on the open market with an amount equal to the number of vested PSU's multiplied by the then market value of the common shares less all applicable source deductions.

The Company also established a Deferred Share Unit Plan (Executives) (the "DSU Plan") for management employees and key persons to defer until retirement, termination, resignation or death delivery to the participant of the underlying common shares of Marsulex, and the concomitant requirement for the payment of taxes associated therewith. Unless a participant elects otherwise, vested PSU's automatically convert on a one-for-one basis to deferred share units ("DSU") at the expiry of the performance period. On the settlement date (a date between the date of retirement, termination, resignation or death and the end of the following calendar year), a participant is entitled to receive a number of common shares of the Company purchased on the open market, or cash, or a combination of such shares and cash at his/her discretion. The entitlement amount is the amount of DSU's multiplied by then market value of the shares less all applicable source deductions.

Supplemental Pension Plan

In 1999, the Company established a Supplemental Pension Plan (the "Plan") for David Gee, President and Chief Executive Officer of the Company. The Plan is structured to provide Mr. Gee with an annual target pension income upon retirement at age 65 of $291,903. This target pension income is based on (1) Mr. Gee's approximately 9.5 years of service at a previous employer, as well as his projected 17 years of service at the Company to age 65, and (2) a projected average salary based on a 4% annual increase to base salary together with bonuses over the 17 years of service. Pursuant to the Plan, after taking into consideration the income generated from the existing group registered retirement savings plan and Mr. Gee's pension from the previous employer, the Company has determined that an annual payment of approximately $130,000 (including $10,000 estimated expenses) into the Plan will achieve the desired target pension income. In 2002, a review of contributions determined that funding in 2000 and 2001 was insufficient to meet the pension objectives for those years due to overstated interest components used in the funding estimate software. An additional contribution of $53,430 was made by the Company to bring the Plan to appropriate 2002 objective levels.

Composition of the Human Resources and Compensation Committee

The Human Resources and Compensation Committee of the Board of Directors of the Company (the "Compensation Committee") assists the Board of Directors in determining the compensation for the President and Chief Executive Officer of the Company. Three Board members, all outside directors, comprised the committee in 2002: Robert Yohe (Chair), Ian Matheson and David McCann.


Report on Executive Compensation by the Human Resources and
Compensation Committee

The Company's compensation program for senior management is composed of 3 components: (1) base salary, (2) annual incentive awards for the accomplishment of specific goals and objectives, and (3) long-term rewards for increasing shareholder value.

The Company maintains base salary guidelines derived from an assessment of relative duties and responsibilities with corresponding salary ranges for each position targeted to deliver compensation at or about the market median. The Compensation Committee reviews the salary structure on an annual basis for equity, consistency with performance, and competitiveness.

Under the annual incentive compensation plan, senior management members are eligible for bonuses based on (a) the Company's success in achieving defined performance targets, and (b) their individual success in accomplishing the personal goals and expectations as determined and set out in their objectives for the year. Grants of stock options and performance share units are intended to reward management for increasing shareholder value.

In determining the annual incentive award for David Gee, President and Chief Executive Officer of the Company, the Compensation Committee took into consideration Mr. Gee's performance against 2002 goals and objectives established by the Board of Directors. These included the Company's actual 2002 performance against specific metrics reviewed and approved by the Board of Directors, the successful acquisition of the minority interest in Sulconam Inc., the comprehensive review of the Company's organization structure resulting in significant reductions to fixed infrastructure costs, the implementation of operating strategies for the Company's core businesses, the successful completion and start-up of the Company's new air quality control facility at BP's Whiting location and the contracting and start of construction at Syncrude's Mildred Lake location as well as the accomplishment of specific operational and organizational objectives. Mr. Gee was awarded incentive compensation of $182,000 in consideration of his successful accomplishment of the above objectives. A total of 129,178 performance share units were granted to Mr. Gee in February of 2003 under the Company's Performance Share Unit Plan.

The foregoing report was submitted to the Board of Directors for approval by the Compensation Committee:

         Robert Yohe (Chair)
         Ian Matheson
         David McCann


Employment Contracts

All of the Named Executives are parties to offer letters with the Company which outline the terms and conditions pertaining to their employment. In addition to the compensation under the heading "Executive Compensation" above, these contracts provide as follows:

In the case of David Gee, if Mr. Gee's employment is terminated by the Company for any reason other than for cause, in calculating severance which may be payable by law, Mr. Gee will be credited with the years of service served with a previous employer. In the case of Robert Cardell, if Mr. Cardell's employment is terminated by the Company for any reason other than for cause, the Company is obligated to provide at least 12 months notice or payment in lieu thereof.

In the case of Doug Osborne, if Mr. Osborne's employment is terminated as a result of a sale of the Company, or the sale of the Company's western business, the Company is obligated to pay Mr. Osborne severance of 12 months salary and benefits. If Mr. Osborne is terminated for any other reason other than for cause, the Company is obligated to pay him severance of 9 months salary and benefits.

In the case of Brian Stasiewicz, if Mr. Stasiewicz is terminated for any reason other than for cause, the Company is obligated to provide him with approximately 15 months notice or a payment equivalent to such period in lieu of notice. In the case of Laurie Tugman, if Mr. Tugman's employment is terminated for any reason other than for cause, the Company is obligated to continue to pay Mr. Tugman's base salary, including benefits and car allowance, for a period of 12 months.

The annual salaries of officers of the Company (including the Named Executives) were recently reviewed. Effective March 1, 2003, the annual salaries of the Named Executives were increased as follows: David Gee - $390,000; Robert Cardell - US$180,000; Doug Osborne - $140,000; Brian Stasiewicz - US$200,000; and Laurie Tugman - $270,000.

Board Practices
---------------

Each director is elected by the shareholders to serve until the next annual meeting of the Company or until their successor is elected or appointed. Officers are appointed by and serve at the pleasure of the Board of Directors.

Committees

The Board has established four standing committees to assist in this stewardship function. Each committee is composed of outside directors, the majority of which (except in the case of the Environmental, Health & Safety Committee) are unrelated to the Company.

Human Resources and Compensation Committee - This Committee is responsible for assisting the Board in determining compensation of senior management as well as reviewing the adequacy and form of directors' compensation. The Committee annually reviews the Chief Executive Officer's goals and objectives for the upcoming year and each year conducts an appraisal of the Chief Executive Officer's performance. Robert Yohe (Chair), David McCann and Ian Matheson.

Audit Committee - This Committee is responsible for monitoring the Company's financial reporting, accounting systems, internal controls and liaising with external auditors. John Rogers (Chair), William A. Lambert and Lee Stewart. Mr. Lambert is a partner of TD Capital Canadian Private Equity Partners, a fund established by the Toronto-Dominion Bank which indirectly owns approximately 52% of the Company's outstanding common shares, and therefore would not be considered independent.

 Environmental, Health and Safety Committee - This Committee is responsible for assisting the Board in monitoring environmental, health and safety issues. Responsibilities include policies on employee health and safety, the environment, product responsibility, and the transportation of hazardous materials. On a regular basis, the Committee commissions and reviews external audits related to Marsulex's compliance and reviews management's activities with respect to correcting any deficiencies. Ian Matheson (Chair) and Robert Yohe.

 Corporate Governance Committee - This Committee is responsible for developing the Company's approach to corporate governance issues, advising the Board in filling vacancies on the Board and periodically reviewing the composition and effectiveness of the Board and the contribution of individual directors. Roderick Barrett (Chair), John Rogers and Robert Yohe.

Compensation of Directors

No fees are paid to Messrs. Gee, McCann or Lambert for acting as directors of the Company. Every other director of the Company is entitled to receive an annual retainer of $10,000 and meeting fees in the amount of $1,000 per meeting. A director who is the chair of a committee of the Board receives an additional annual retainer of $2,500.

In 2002, the Company established a Deferred Share Unit Plan (Directors) (the "DSU Plan") pursuant to which a director can elect to receive no less than 25% and up to 100% of his annual retainer in deferred share units ("DSU") in lieu of cash or shares. If a director elects to so receive 100% of his annual retainer in the form of DSU's, he may also elect to receive 100% of his meeting fees and committee chair fees in the form of DSU's in lieu of a cash payment. On the settlement date (based on the date of resignation or death), a director will be entitled to receive, at his option, common shares of the Company, cash, or a combination of cash and shares in satisfaction of the DSU's. A cash payment or an amount to be used to purchase shares on the open market is the number of DSU's credited to a director's account multiplied by the then market price of the shares less all applicable source deductions. In 2002, a total of 10,244 DSU's were credited to the accounts of directors who elected to participate in the DSU Plan.

Directors are also eligible to participate in the Company's Stock Option Plan. In June of 2002, each director, with the exception of Messrs. Gee, Lambert and McCann, was granted 8,000 options at an exercise price of $4.15. The options vest in three equal investments on the first, second and third anniversaries of the date of the grant and are exercisable until June 19, 2012.

Employees
---------

The Company had 180 employees, including 101 in Canada and 79 in the United States at December 31, 2002. At December 31, 2001 the Company had 229 employees.

The Company continues to pro-actively foster positive relationships with its two unionized groups. The Company has been committed to continuing open communications via the Labour and Management Meeting process, which has become a regular forum. With the adoption of this open communication relationship with the Company's 26 unionized employees the Company has realized a reduction of production interruptions as witnessed by the low number of grievances initiated by its two unions. In 2002, the Company experienced only one formal grievance from its unions.

In 2003, the Collective Bargaining Agreement for the unionized group at the Toledo plant in Oregon, Ohio will expire. As a result, the Company will be entering into collective bargaining with the Toledo unionized group in the third quarter of 2003. The Company anticipates the bargaining process with this group will be completed successfully with no interruptions to daily operations.

Share Ownership
---------------

To the knowledge of Marsulex, as of March 7, 2003, the directors and senior officers of Marsulex in aggregate beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of 115,555 shares of Marsulex, representing approximately 0.4% of the issued and outstanding common shares of Marsulex.

The following table lists the individuals who are Directors or Officers of the Company who own 1% or more of the outstanding shares of the Company, calculated as if options were exercised and shares issued:

                                                    % of Total      Restricted
                      # of                         Outstanding     Share Units
                     Shares       # of Options        Shares        Granted (1)
-------------------------------------------------------------------------------

David Gee            10,000          953,500          3.6%          237,333
Laurie Tugman        12,500          327,250          1.3%           82,033

(1) Performance Share Unit Plan as described in preceding section.


The above share options range in price from $2.23 to $8.80 with a weighted average price of $3.73. The options outstanding have expiry dates ranging from Augusts 11, 2007 to February 27, 2012 with a weighted average remaining contractual life of 6.67 years.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders
------------------

The following table sets forth, as of March 7, 2003 information with respect to any person who is known to the Company to beneficially own, directly or indirectly, or to exercise control or direction over more than 5% of the voting rights attached to any class of the voting securities of the Company and the total amount of voting rights attached to any class of the voting securities owned by the officers and directors as a group. The jurisdiction in which the Company is incorporated does not require disclosure by shareholders that are the beneficial owners of between 5% and 10%, hence this information is not available. On March 7, 2003 there were 26,833,550 common shares outstanding.


                                              March 7, 2003 and            2001                   2000
                                                Year End 2002

  Title of Class          Shareholder         Amount     % per       Amount     % per       Amount     % per
                                               Owned      notes       Owned      notes       Owned      notes
----------------------------------------------------------------------------------------------------------------

Common shares        Harrowston Holdings
                     Limited(1)             13,911,597    51.84%   13,911,597    51.83%   13,911,597     49.53%
Common shares        JPMorgan (BHCA) L.P.            -         -            -         -    1,305,889      4.65%
Non-voting           JPMorgan (BHCA)         4,720,182    15.98%    4,720,182    15.98%    3,414,293      10.8%
convertible shares   L.P.(2)
Common shares        Howson Tattersall
                     Investment Counsel      3,411,283    12.71%    3,083,397    11.48%    3,083,397     10.98%
                     Limited(3)
Common shares        Directors and           1,976,805     7.34%    2,136,453     6.78%    2,586,279      8.55%
                     Officers as a
                     group(4) (5)



(1) Harrowston Holdings Limited is an indirect subsidiary of TD Capital Canadian Private Equity Partners, a fund established by Toronto-Dominion Bank. Calculated on shares outstanding and issued.
(2) Calculated as if the non-voting convertible shares were converted into common shares.
(3) Based on publicly available information filed by Howson Tattersall Investment Counsel Limited on October 2, 2002 and on September 30, 1999 under Ontario securities law. Calculated on shares outstanding and issued.
(4) Includes common shares issuable upon the exercise of all options held by the group.
(5) Calculated as if options were exercised and shares issued.


On January 29, 2002, the Company announced its intention to make a Normal Course Issuer Bid ("NCIB") pursuant to which the Company may purchase 1,339,053 of its issued and outstanding common shares. The NCIB commenced on February 1, 2002 and terminated on January 31, 2003. During 2002 the Company acquired 7,500 shares for $27,000 for cancellation pursuant to the Notice of Intention to make a Normal Course Issuer Bid.

As of March 7, 2003 there were approximately 30 shareholders of record of the Company having addresses in the United States, holding approximately 270,106 common shares, or 1.0% of the Company's 26,833,550 outstanding common shares. The computation of the number and percentage of common shares held in the United States is based upon the number of common shares held by record holders with U.S. addresses. U.S. residents may beneficially own common shares held of record by non-U.S. residents.

Related Party Transactions
--------------------------

Material Transactions

The Company and Harrowston Holdings Limited ("Harrowston") are parties to a management services agreement (the "Management Services Agreement") pursuant to which Harrowston provides certain management and other services to the Company, including strategic advice and advisory services regarding capital transactions. The fee for such services is $350,000 per year commencing June 1, 2001, subject to an annual inflation adjustment. Either party may terminate the Management Services Agreement at any time upon thirty days notice after December 31, 2003. The registered head office of Harrowston is Suite 3820, 181 Bay Street, Toronto, Ontario M5J 2T3.

Indebtedness of Directors and Officers

None of the directors, executive officers or senior officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of the foregoing was indebted to the Company at any time since the beginning of the Company's most recently completed financial year.


ITEM 8.    FINANCIAL INFORMATION

Consolidated Financial Statements
---------------------------------

Reference is made to Item 17 for a list of all financial statements filed as part of this Form 20-F.

Dividend Policy

It is the current policy of Marsulex to reinvest any available funds in growth of the business and, accordingly, Marsulex does not anticipate paying cash dividends in the near future. The Board of Directors periodically reviews this policy. Certain of the Company's debt facilities limit the payment of dividends.

Significant Changes
-------------------

See Item 4. - "History and Development of the Company", for significant changes since December 31, 2002.

Litigation

The Company is currently involved in proceedings with federal regulators in the United States with regards to certain liabilities with its plant in Toledo, Ohio. The Company has also indemnified Chemtrade Logistics Inc. for Notices and Finding of Violations relating to the Cairo, Ohio plant as discussed in "Item 3 Key Information- Risk Factors - Environment".

The Company is involved in certain claims arising out of the ordinary course and conduct of its business that, in the opinion of management, will not have a material impact upon the financial position of the Company


ITEM 9.    THE OFFER AND LISTING

Common Shares

The common shares of the Company are traded on The Toronto Stock Exchange in Canada under the symbol "MLX". The following table sets forth the reported high and low prices of the outstanding common shares on The Toronto Stock Exchange for the periods indicated:

 ----------------------------------------------------------------------------
|Period                                          |    High     |     Low     |
|------------------------------------------------|-------------|-------------|
|Year Ended 1998                                 |    9.10     |     3.30    |
|------------------------------------------------|-------------|-------------|
|Year Ended 1999                                 |    4.85     |     2.50    |
|------------------------------------------------|-------------|-------------|
|Year Ended 2000                                 |    4.05     |     1.70    |
|------------------------------------------------|-------------|-------------|
|                                                |             |             |
|------------------------------------------------|-------------|-------------|
|First quarter ended March 31, 2001              |    2.59     |     1.85    |
|------------------------------------------------|-------------|-------------|
|Second quarter ended June 30, 2001              |    4.15     |     2.00    |
|------------------------------------------------|-------------|-------------|
|Third quarter ended September 30, 2001          |    4.15     |     2.75    |
|------------------------------------------------|-------------|-------------|
|Fourth quarter ended December 31, 2001          |    4.00     |     2.58    |
|------------------------------------------------|-------------|-------------|
|Year Ended 2001                                 |    4.15     |     1.85    |
|------------------------------------------------|-------------|-------------|
|                                                |             |             |
|------------------------------------------------|-------------|-------------|
|First quarter ended March 31, 2002              |    5.00     |     3.5     |
|------------------------------------------------|-------------|-------------|
|Second quarter ended June 30, 2002              |    4.90     |     3.61    |
|------------------------------------------------|-------------|-------------|
|Third quarter ended September 30, 2002          |    4.65     |     3.50    |
|------------------------------------------------|-------------|-------------|
|Month Ended October 31, 2002                    |    3.75     |     3.00    |
|------------------------------------------------|-------------|-------------|
|Month Ended November 30, 2002                   |    3.90     |     3.25    |
|------------------------------------------------|-------------|-------------|
|Month Ended December 31, 2002                   |    4.25     |     3.75    |
|------------------------------------------------|-------------|-------------|
|Fourth quarter ended December 31, 2002          |    4.25     |     3.00    |
|------------------------------------------------|-------------|-------------|
|Year Ended 2002                                 |    5.00     |     3.00    |
|------------------------------------------------|-------------|-------------|
|                                                |             |             |
|------------------------------------------------|-------------|-------------|
|Month Ended January 31, 2003                    |    4.10     |     3.75    |
|------------------------------------------------|-------------|-------------|
|Month Ended February 28, 2003                   |    3.80     |     3.00    |
------------------------------------------------------------------------------

Senior Subordinated Notes

There is currently no organized public market for the Senior Subordinated Notes and the Company does not intend to apply for a listing of the Senior Subordinated Notes on any securities exchange.

The Senior Subordinated Notes were issued under an Indenture dated as of June 30, 1998 between the Company and The Bank of Nova Scotia Trust Company of New York, as trustee.


ITEM 10    ADDITIONAL INFORMATION

Memorandum of Articles of Association
-------------------------------------

Reference is made to Exhibit 1.1 and 1.2 of this Form 20-F regarding the Company's Articles of Incorporation and By-laws.

Corporate Information and Objects and Purposes

The Company is incorporated under the Canada Business Corporations Act (the "CBCA") through articles of amalgamation dated June 16, 1989, as amended by a certificate of amendment dated November 19, 1996. The articles of the Company (the "Articles") place no restrictions on the Company's objects and purposes. The Company has also adopted by-laws No. 2 and No. 4 to regulate its internal functions (collectively the "Bylaws").

Directors' Matters

Section 4.18 of Bylaw No. 4 provides that a director of the Company who is a party to, or who is a director of, or has a material interest in any person who is a party to, a material contract or proposed material contract with the Company shall disclose the nature and extent of his or her interest at the time and in the manner provided by the CBCA. Any such contract or proposed contract shall be referred to the board or shareholders for approval even if such contract is one that in the ordinary course of the Company's business would not require approval by the board or shareholders. Such a director shall not vote on any resolution to approve the same except as provided by the CBCA.

Section 4.19 of Bylaw No. 4 provides that the remuneration of the directors of the Company may, from time to time, be determined by the board. There are no restrictions in the Articles on the directors' power, in the absence of an independent quorum, to vote compensation to themselves or any member of their body. The Bylaws do not preclude any director from serving the Company in any other capacity and receiving remuneration therefor.

Bylaw No. 4 provides that, the directors of the Company are authorized to:

(a)      borrow money upon the credit of the Company;

(b) issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of the Company, whether secured or unsecured;

(c) to the extent permitted by the Act, give a guarantee on behalf of the Company to secure performance of any present or future indebtedness, liability or obligation of any person; and

(d) mortgage, hypothecate, pledge or otherwise create a security interest in all or currently owned or subsequently acquired real or personal, movable or immovable, property of the Company including book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Company.

The borrowing powers of the directors set forth in the Articles can be varied by amending the Articles. The CBCA provides that a corporation may alter its articles by filing articles of amendment with the CBCA Director. A proposed amendment to the articles of a corporation is adopted when such amendment is approved by a special resolution. A special resolution is defined in the CBCA as a resolution passed by a majority of not less than two-thirds of the votes cast by those members of a corporation who, being entitled to do so, vote in person or by proxy at a general meeting of the corporation, or consented to in writing by every member of a corporation who would have been entitled to vote in person or by proxy at a general meeting of the corporation.

There is no provision in the Articles or Bylaws of the Company regarding retirement or non-retirement of directors under an age limit requirement.

Neither the CBCA, the Company's Articles or Bylaws require that a director hold any shares to become, or retain the position of, a director of the Company.

Share Rights

As of March 7, 2003, the capital stock of the Company consists of four classes of authorized shares:

1.    unlimited senior preference shares, no par value;

2.    unlimited junior preference shares, no par value;

3.    unlimited convertible shares, non-voting, no par value; and

4.    unlimited common shares, no par value.

Of these four classes, the following are issued and fully paid:

1.    4,720,182 convertible shares; and

2.    26,833,550 common shares.

Preference Shares

The senior preferred shares as a class may be issued from time to time in one or more series, each series comprising the number of shares, designation, privileges, restrictions and conditions which the directors of the Company determine by resolution. On the liquidation, dissolution or winding-up of the Company or on any other distribution of assets of the Company among its members for the purpose of winding up its affairs, the senior preferred shares are entitled to receive, before any distribution of any part of the assets of the Company among the holders of any shares ranking subordinate to the senior preferred shares, for each senior preferred share, an amount equal to the redemption price of such share and any dividends declared thereon and unpaid.

The junior preferred shares as a class may be issued from time to time in one or more series, each series comprising the number of shares, designation, privileges, restrictions and conditions which the directors of the Company determine by resolution. On the liquidation, dissolution or winding-up of the Company or on any other distribution of assets of the Company among its members for the purpose of winding up its affairs, the junior preferred shares are entitled to receive, before any distribution of any part of the assets of the Company among the holders of any shares ranking subordinate to the junior preferred shares, for each junior preferred share, an amount equal to the redemption price of such share and any dividends declared thereon and unpaid.

Except for such rights relating to the election of directors on a default in payment of dividends as may be attached to any series of preferred shares by the directors of the Company, holders of either senior or junior preferred shares are not entitled to receive notice of, or to attend or vote at any general meeting of the members of the Company.

Common Shares

The holders of the common shares are entitled to one vote per share for matters voted on by members of the Company. Subject to the prior rights of the holders of any senior preferred shares or junior preferred shares ranking senior to the common shares and non-voting convertible shares with respect to priority of dividends, the holders of common shares and the holders of non-voting convertible shares are entitled to receive equally share for share, such non-cumulative dividends as the directors may, from time to time, declare.

Non-Voting Convertible Shares

The non-voting convertible shares are convertible into common shares on a one-for-one basis and the common shares are convertible into non-voting convertible shares on a one-for-one- basis at any time. The non-voting convertible shares are entitled to receive the same dividend as the common shares and participate equally with the common shares in any distribution of assets of the Company. The holders of the non-voting convertible shares are not entitled to vote at the annual meeting or any special meeting of the shareholders except where the holders of a specified class are entitled to vote separately as a class as provided in the CBCA.

Modification of Share Rights

Pursuant to the CBCA, the members of the Company may, by special resolution (defined as described above--Directors' Matters), and by otherwise complying with the Articles and Bylaws of the Company, vary or abrogate any special rights or restrictions attached to any shares, whether issued or unissued.

Shareholder Meetings

The CBCA provides that the Company must hold an annual general meeting at least once in every calendar year. The Company may hold an extraordinary general meeting at any time. The CBCA also provides that one or more members of the Company holding not less than 5% of the issued voting shares of the Company may give notice to the directors requiring them to call and hold a general meeting.

The Company must give to its members entitled to receive notice of a general meeting not less than 21 days' and not more than 50 days' notice of any general meeting of the Company, but those members may in any manner waive the period of notice for a particular meeting. The CBCA provides that for the purpose of determining members, or members of a class of members, entitled to notice of, or to vote at, a general meeting or class meeting, the directors may set in advance a record date which may not be more than 50 days before the meeting date.

The CBCA requires the directors of a reporting company (such as the Company) to provide with notice of the meeting a form of proxy for use by every member entitled to vote at such meeting as well as an information circular containing prescribed information regarding the matters to be dealt with at the general meeting. Prior to each annual general meeting of its members, the directors of the Company must place comparative financial statements, made up to a date not more than six months before the annual general meeting, the report of the auditor, and the report of the directors to the members.

There are no restrictions under the laws of the jurisdiction of the Company's incorporation, or in the company's articles or by laws, that limit the rights of non-residents or foreign shareholders to own, or hold or exercise voting rights on, our common shares, preference shares or non-voting convertible shares.

The articles and bylaws of the company do not contain any restriction that would have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

The articles and by-laws of the Company do not require that a shareholder disclose his or her share ownership interest in the Company.

Material Contracts
------------------

Share Purchase Agreement (Shares of Sulconam Inc.)

On December 30, 2002, the Company entered into an agreement the minority shareholder pursuant to which the Company acquired the remaining 35% of the outstanding common shares of Sulconam Inc. for an aggregate purchase price of $16.6 million.

Exchange Controls
-----------------

Being reviewed by Canadian Counsel--There is no law or governmental decree or regulation of general application in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. See below for discussion on "Taxation."

There are no limitations of general application imposed by Canadian law or by the constituent documents of the Company on the right of a non-resident to hold or vote debt or common shares, other than as provided in the Investment Canada Act (Canada). The following summarizes the principal features of the Investment Canada Act (Canada):

The Investment Canada Act (Canada) requires certain "non-Canadian" individuals, governments, corporations or other entities who wish to acquire a "Canadian business" (as defined in the Investment Canada Act), or establish a "new Canadian business" (as defined in the Investment Canada Act) to file either a notification or an application for review with a governmental agency known as "Investment Canada." The Investment Canada Act requires that certain acquisitions of control of a Canadian Business by a "non-Canadian" must be reviewed and approved by the Minister responsible for the Investment Canada Act on the basis that the Minister is satisfied that the acquisition is "likely to be of net benefit to Canada," having regard to criteria set forth in the Investment Canada Act. Only acquisitions of control (as defined) are subject to review under the Investment Canada Act; however, the Investment Canada Act provides detailed rules for determining whether control has been or will be acquired. The acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be considered an acquisition of control. Certain reviewable acquisitions of control may not be implemented before being approved by the Minister; if the Minister does not ultimately approve a reviewable acquisition, which has been completed, the acquired Canadian business must be divested. Failure to comply with the review provisions of the Investment Canada Act could result in, among other things, an injunction or a court order directing divestiture of the Canadian business.

Taxation
--------

The following paragraphs set forth certain Canadian federal income tax considerations in connection with the purchase, ownership and disposition of the Senior Subordinated Notes. The discussion is restricted to non-residents of Canada who are residents of the United States and who hold such Senior Subordinated Notes as capital property. The tax considerations set forth below are based upon the provisions of the Income Tax Act (Canada), and on the Canada-United States Income Tax Convention, 1980, as well as regulations, rulings, judicial decisions and administrative and assessing practices now in effect in Canada, all of which are subject to change. This discussion does not take into account provincial or territorial laws of Canada, or laws of foreign jurisdictions.

The Company is not required to withhold tax from interest paid by it on Senior Subordinated Notes to any non-resident of Canada with whom it is dealing at arm's length within the meaning of the Income Tax Act (Canada). Under such laws and administrative and assessing practices, no other tax on income (including taxable capital gains) is payable in respect of the purchase, holding, redemption or disposition of the Senior Subordinated Notes or the receipt of interest or any premium thereon by holders with whom the company deals at arm's length and who are not residents, and who are not deemed to be residents, in Canada in any taxation year in which they hold the Senior Subordinated Notes, and who do not use or hold, and are not deemed to use or hold, the Senior Subordinated Notes in connection with carrying on a business in Canada, and who are not non-resident insurers carrying on an insurance business in Canada and elsewhere.

The above description of Canadian income tax considerations is of a general nature only and should not be construed as advice to any particular holder of Senior Subordinated Notes. Holders should consult with their Canadian tax advisers with respect to their particular tax position.

Documents on Display
--------------------

The Company is subject to certain of the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, has and will file reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information filed with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W. Washington, D.C. 20549 and at the Commission's regional offices at the Woolworth Building, 233 Broadway, 16th Floor, New York, New York 10279-1803 and at Northwestern Atrium Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661-2551. Copies of such material can also be obtained from the principal office of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an Internet site, www.sec.gov, that contains reports and other information regarding companies that file with the SEC.


ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to changes in the market price of the chemicals it sells, and to fluctuations in the foreign currency exchange and interest rates primarily in its cash, debt, and foreign currency transactions, all in the normal course of business.

Interest Rate Risk
------------------

The interest rate on the Company's U.S. denominated long-term debt is fixed under contractual agreements. The Senior Subordinated Notes bear interest of 9-5/8% per annum.

Principal Repayment Amounts
---------------------------

On July 18, 2001, the Company fully retired its outstanding 10.21% Senior Notes.


(US$000's)             2002      2003      2004      2005     2006  Thereafter    Total     Fair Value
                                                                                            12/31/2001
-------------------------------------------------------------------------------------------------------
9 5/8% Senior
Subordinated notes     $ -(1)     $  -      $  -      $  -   $  -     $ 60,766    $ 60,766     $ 60,766
-------------------------------------------------------------------------------------------------------
Total                  $  -       $  -      $  -      $  -   $  -     $ 60,766    $ 60,766     $ 60,766
=======================================================================================================

(1) The Senior Subordinated Notes are redeemable at the option of the Company at any time after July 1, 2003 at specified redemption premiums. As previously noted, on August 20, 2002 the Company completed the offer purchase a portion of the Senior Subordinated Notes fully satisfying its obligation under the terms of the indenture that arose as a result of the Chemtrade Transaction.


Foreign Currency Risk
---------------------

The following table demonstrates how much of Marsulex's revenues were denominated in U.S. dollars.

                                             2002          2001        2000
                                           -------------------------------------

US$ Revenue as a percent of total             40.6%         54.8%       66.3%


Historically, Marsulex has hedged its U.S. dollar cash flow by financing its business largely with U.S. dollar debt.

A one-cent change in the value of the Canadian dollar resulting from a stronger U.S. dollar against the Canadian dollar has the following favourable impact:


($ millions)                                 2002          2001        2000
                                           -------------------------------------
Gross margin                                 $0.3          $0.5          $1.0
EBITDA                                       $0.2          $0.2          $0.6

The US dollar interest expense, when combined with US dollar depreciation and amortization expenses, limits the exposure of net income to foreign exchange fluctuations. A one-cent devaluation in the Canadian dollar reduces net income by less than $0.2 million.

Chemical Prices
---------------

Industrial chemicals sold by the Company are subject to market price fluctuations. In addition, regional supply and demand imbalances can lead to isolated price erosion.

The Company's end-use contracts generally have a "meet or release" provision. As a result, competitive pressure can cause Marsulex to lower selling prices in order to retain the volume.

In all major contracts, commodity price exposure is either shared with, or borne entirely by, the generator customers. A number of significant contracts are structured as fee-based so that the Company bears no end-product risk at all. In other cases, a risk-sharing arrangement is used whereby the generator customers bear a portion of the risk associated with the change in selling price of the products. As time goes by the Company is generating more revenue from these arrangements thereby reducing the risk of significant changes in chemical prices. The following table demonstrates the percent of revenue from continuing operations derived from fee-based and risk-sharing arrangements:

                                             2002          2001        2000
                                           -------------------------------------
Fee-based                                    53.5%         52.3%         37.5%
Risk-sharing                                 21.8%         29.8%         38.7%


ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.


                                    PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUINCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.


ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and other procedures that are designed to ensure that information required to be disclosed by the Company in reports filed or submitted by it under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. The Company's Chief Executive Officer and Chief Financial Officer have evaluated the Company's disclosure controls and procedures within 90 days prior to filing of this Annual Report on Form 20-F and have determined that such disclosure controls and procedures are effective.

Internal Controls

Since the most recent evaluation of the Company's internal controls, there have not been any significant changes in the Company's internal controls or in other factors that could significantly affect internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

The design of the Company's system of controls and procedures is based, in part, upon assumptions about the likelihood of future events. There can be no assurance that the design of such system of controls and procedures will succeed in achieving its goals under all potential future conditions, regardless of how remote.

Non-Audit Services

The aggregate fees billed by the Company's auditor for non-audit services for the fiscal year ended 2002 related to tax services was $717,000.

In 2003, as a result of the enactment of the Sarbanes-Oxley Act of 2002 on July 30, 2002, all non-audit services performed by the Company's auditor were approved by the audit committee of the Company.

Financial Information Systems Design and Implementation Fees

The Company's auditor did not render any professional services to the Company for the fiscal year ended December 31, 2002 with respect to financial information systems design and implementation.

All Other Fees

The Company's auditor did not render any other professional non-audit services to the Company for the fiscal year ended December 31, 2002.


ITEM 16. [Reserved]


                                   PART III

ITEM 17. FINANCIAL STATEMENTS

The Consolidated financial statements of the Company have been prepared on the basis of Canadian GAAP. A reconciliation to U.S. GAAP appears in Note 19 thereto.

Marsulex Inc. Consolidated Financial Statements                            Page
--------------------------------------------------------------------------------
Auditors' Report                                                           FS-2
Consolidated Balance Sheet at December 31, 2002                            FS-4
Consolidated Statement of Operations for the years
  ended December 31, 2000, 2001 and 2002                                   FS-5
Consolidated Statements of Retained Earnings for the
  years ended December 31, 2000, 2001 and 2002                             FS-6
Consolidated Statement of Cash Flows for the years
  ended December 31, 2000, 2001 and 2002                                   FS-7
Notes to the Consolidated Financial Statements                             FS-8


ITEM 18. FINANCIAL STATEMENTS

The Company has responded to Item 17 in lieu of responding to this item.


ITEM 19. EXHIBITS

 -------------------------------------------------------------------------------
|Exhibit Number |  Description                                                 |
|---------------|--------------------------------------------------------------|
|      1.1      |  Articles of Incorporation of the Company (1)                |
|---------------|--------------------------------------------------------------|
|      1.2      |  By-laws of the Company (1)                                  |
|---------------|--------------------------------------------------------------|
|      2.1      |  Indenture between Marsulex Inc. and the Bank of Nova        |
|               |  Scotia Trust Company of New York for up to US$155,000,000   |
|               |  in 9-5/8% Senior Subordinated Notes (2)                     |
|---------------|--------------------------------------------------------------|
|      4.1      |  CEO Supplemental Pension Plan (1)                           |
|---------------|--------------------------------------------------------------|
|      4.2      |  Amended and Restated Asset and Share Purchase Agreement (3) |
|---------------|--------------------------------------------------------------|
|      4.3      |  Amended and Restated Share and Debt Purchase Agreement (3)  |
|---------------|--------------------------------------------------------------|
|      4.4      |  Share Purchase Agreement (Shares of Sulconam Inc.)          |
|---------------|--------------------------------------------------------------|
|      8        |  Listing of Marsulex' subsidiaries                           |
|---------------|------------------------------------------------------------- |
|      10.1     |  Certification of Chief Executive Officer and Chief          |
|               |  Financial Officer Pursuant  to Section 906 of the           |
|               |  Sarbanes-Oxley Act of 2002                                  |
-------------------------------------------------------------------------------

(1) Incorporated by reference to exhibits of the Company's Form 20-F (registration number 333-09410) filed with the SEC on June 27, 2001.
(2) Incorporated by reference to Exhibit 7.1 of the Company's Form F-10 (registration number 333-09410) filed with the SEC on September 17, 1998.
(3) Incorporated by reference to exhibits of the Company's Amendment No. 1 of the Form 20-F (registration number 333-09410) filed with the SEC on July 8, 2002.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form-20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MARSULEX INC.





By: /s/ David M. Gee
Name: David M. Gee

Title: President and Chief Executive Officer



Dated this 18th day of March, 2003

          Certification of the President and Chief Executive Officer
           Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I David M. Gee, certify that:

     1.  I have reviewed this annual report on Form 20-F of Marsulex Inc.;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

     6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



By:   /s/ David M. Gee
Name: David M. Gee
Title: President and Chief Executive Officer


Dated this 18th day of March, 2003

   Certification of the Executive Vice-President and Chief Financial Officer
           Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I Laurie Tugman, certify that:

     1.  I have reviewed this annual report on Form 20-F of Marsulex Inc.;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

5. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.





By:   /s/ Laurie Tugman
Name: Laurie Tugman
Title: Executive Vice-President and Chief Financial Officer


Dated this 18th day of March, 2003

Index to Exhibits

 -------------------------------------------------------------------------------
|Exhibit Number |  Description                                                 |
|---------------|--------------------------------------------------------------|
|      1.1      |  Articles of Incorporation of the Company (1)                |
|---------------|--------------------------------------------------------------|
|      1.2      |  By-laws of the Company (1)                                  |
|---------------|--------------------------------------------------------------|
|      2.1      |  Indenture between Marsulex Inc. and the Bank of Nova        |
|               |  Scotia Trust Company of New York for up to US$155,000,000   |
|               |  in 9-5/8% Senior Subordinated Notes (2)                     |
|---------------|--------------------------------------------------------------|
|      4.1      |  CEO Supplemental Pension Plan (1)                           |
|---------------|--------------------------------------------------------------|
|      4.2      |  Amended and Restated Asset and Share Purchase Agreement (3) |
|---------------|--------------------------------------------------------------|
|      4.3      |  Amended and Restated Share and Debt Purchase Agreement (3)  |
|---------------|--------------------------------------------------------------|
|      4.4      |  Share Purchase Agreement (Shares of Sulconam Inc.)          |
|---------------|--------------------------------------------------------------|
|      8        |  Listing of Marsulex' subsidiaries                           |
|---------------|------------------------------------------------------------- |
|      10.1     |  Certification of Chief Executive Officer and Chief          |
|               |  Financial Officer Pursuant to Section 906 of the            |
|               |  Sarbanes-Oxley Act of 2002                                  |
-------------------------------------------------------------------------------

(1) Incorporated by reference to exhibits of the Company's Form 20-F (registration number 333-09410) filed with the SEC on June 27, 2001.
(2) Incorporated by reference to Exhibit 7.1 of the Company's Form F-10 (registration number 333-09410) filed with the SEC on September 17, 1998.
(3) Incorporated by reference to exhibits of the Company's Amendment No. 1 of the Form 20-F (registration number 333-09410) filed with the SEC on July 8, 2002.

                      Consolidated Financial Statements
                      (Expressed in Canadian dollars)

                      MARSULEX INC.

                      Years ended December 31, 2002, 2001 and 2000

AUDITORS' REPORT


To the Board of Directors of Marsulex Inc.

We have audited the consolidated balance sheets of Marsulex Inc. as at December 31, 2002 and 2001 and the consolidated statements of operations, retained earnings (deficit) and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.


/s/KPMG LLP
Chartered Accountants


Toronto, Canada

February 14, 2003

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES


In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the change described in note 2(b)(ii) (amortization of goodwill), to the consolidated financial statements as at December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002. Our report to the shareholders dated February 14, 2003 is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.


/s/KPMG LLP
Chartered Accountants

Toronto, Canada

February 14, 2003


MARSULEX INC.
Consolidated Balance Sheets
(In thousands of Canadian dollars)

December 31, 2002 and 2001

==============================================================================================================================
                                                                                     2002                 2001
------------------------------------------------------------------------------------------------------------------------------
                                                                                                   (Restated -
                                                                                                       note 2)
Assets

Current assets:
     Cash and cash equivalents                                               $      7,940         $    118,148
     Accounts receivable                                                           25,332               32,050
     Due from Chemtrade Logistics (note 4(c))                                         900                4,000
     Note from Chemtrade Logistics (note 4(c))                                          -                4,305
     Inventories (note 8)                                                           1,888                3,217
     Future tax asset (note 15)                                                       267                1,171
     Prepaid expenses and other assets                                              1,102                  931
------------------------------------------------------------------------------------------------------------------------------
                                                                                   37,429              163,822

Property, plant and equipment (note 9)                                            134,424              111,873
Deferred charges and other assets, net of
   accumulated amortization                                                         5,337                8,698
Goodwill and intangible assets, net of
   accumulated amortization (note 10)                                              61,831               58,899
------------------------------------------------------------------------------------------------------------------------------
                                                                             $    239,021         $    343,292
==============================================================================================================================
Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable                                                        $      9,207         $     11,274
     Accrued liabilities                                                           11,348               21,259
     Income taxes payable                                                             838                1,453
     Current portion of long-term debt (note 11)                                        -               41,885
------------------------------------------------------------------------------------------------------------------------------
                                                                                   21,393               75,871

Long-term debt (note 11)                                                           95,943              125,654
Deferred revenues                                                                   1,818                2,113
Other liabilities                                                                   9,888                9,993
Future tax liability (note 15)                                                     17,844               18,512
Minority interest                                                                       -                9,995

Shareholders' equity:
     Capital stock (note 12)                                                       57,625               57,505
     Retained earnings                                                             31,865               39,552
     Foreign currency translation adjustment                                        2,645                4,097
------------------------------------------------------------------------------------------------------------------------------
                                                                                   92,135              101,154
Commitments and contingencies (note 14)
------------------------------------------------------------------------------------------------------------------------------
                                                                             $    239,021         $    343,292
==============================================================================================================================

See accompanying notes to consolidated financial statements.

On behalf of the Board:


/s/ John Rogers               Director            /s/ Lee C. Stewart             Director
---------------------------                       ---------------------------


MARSULEX INC.
Consolidated Statements of Operations
(In thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2002, 2001 and 2000

==============================================================================================================================
                                                                         2002             2001            2000
------------------------------------------------------------------------------------------------------------------------------
                                                                                   (Restated -    (Restated -
                                                                                    note 2(c))       note 2(c)

Revenue                                                           $   138,291      $   236,714     $   311,491

Cost of sales and services                                             89,970          170,354         235,254
------------------------------------------------------------------------------------------------------------------------------

Gross profit                                                           48,321           66,360          76,237

Selling, general, administrative and other costs                       20,178           26,744          32,712

Loss (gain) on disposal of property, plant and equipment                   20               59            (871)

Depreciation                                                           15,607           15,117          17,631

Unusual items (note 3)                                                  7,487          (55,556)         46,709

Foreign exchange loss (note 2(c))                                           -              968           1,841

Amortization of deferred charges                                          387            1,074           1,442

Interest income                                                        (1,942)          (3,141)         (3,509)

Interest expense                                                       11,112           17,020          20,079
------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations before income
   taxes, minority interest and amortization of goodwill               (4,528)          64,075         (39,797)

Income taxes (recovery):
     Current                                                            2,706            5,491           1,229
     Future                                                            (1,155)           6,784          (2,261)
     -------------------------------------------------------------------------------------------------------------------------
                                                                        1,551           12,275          (1,032)
------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations before minority
   interest and amortization of goodwill                               (6,079)          51,800         (38,765)

Minority interest                                                       1,595            1,403           1,503
------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations before
   amortization of goodwill                                            (7,674)          50,397         (40,268)

Amortization of goodwill, net of income taxes (note 10)                     -            3,555           3,986
------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations                             (7,674)          46,842         (44,254)

Earnings from discontinued operations, net of tax (note 4(b))               -           16,644           3,658
------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                               $    (7,674)     $    63,486     $   (40,596)
==============================================================================================================================
Earnings (loss) per share (note 13(a)):
     Basic:
         Before amortization of goodwill                          $    (0.24)      $      1.60     $    (1.28)
         From continuing operations                                    (0.24)             1.49          (1.40)
         Net earnings (loss)                                           (0.24)             2.02          (1.29)
     Diluted:
         Before amortization of goodwill                               (0.24)             1.59          (1.28)
         From continuing operations                                    (0.24)             1.48          (1.40)
         Net earnings (loss)                                           (0.24)             2.00          (1.29)
==============================================================================================================================

See accompanying notes to consolidated financial statements.


MARSULEX INC.
Consolidated Statements of Retained Earnings (Deficit)
(In thousands of Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

==============================================================================================================================
                                                                         2002             2001            2000
------------------------------------------------------------------------------------------------------------------------------

Retained earnings (deficit), beginning of year:
     As previously reported                                      $     39,552     $    (22,412)   $     17,430
     Adjustment on adoption of new foreign currency
       translation standard (note 2(c))                                     -           (1,522)           (768)
------------------------------------------------------------------------------------------------------------------------------
     As restated                                                       39,552          (23,934)         16,662

Premium on common stock purchased
   for cancellation (note 12)                                             (13)               -               -

Net earnings (loss)                                                    (7,674)          63,486         (40,596)
------------------------------------------------------------------------------------------------------------------------------
Retained earnings (deficit), end of year                         $     31,865     $     39,552    $    (23,934)
==============================================================================================================================

See accompanying notes to consolidated financial statements.



MARSULEX INC.
Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

Years ended December 31, 2002, 2001 and 2000
==========================================================================================================================
                                                                         2002             2001            2000
--------------------------------------------------------------------------------------------------------------------------
                                                                                  (Restated -     (Restated -
                                                                                    note 2(c))       note 2(c))
Cash provided by (used in):

Operating activities:
     Net earnings (loss)                                          $    (7,674)     $    63,486     $   (40,596)
     Items not affecting cash:
         Earnings from discontinued operations                              -          (16,644)         (3,658)
         Depreciation                                                  15,607           15,117          17,631
         Loss (gain) on disposal of property, plant and equipment          20               59            (871)
         Gain on disposal of sulphur removal assets                         -          (64,768)              -
         Expenses incurred on early retirement of debt                  1,185            2,899               -
         Write-off of deferred charges                                      -            3,619               -
         Loss on disposal of Intertrade Holdings Inc.                       -                -          46,709
         Gain on disposal of the parts and services business
           and other assets                                            (4,014)               -               -
         Write-off of capitalized project costs                         9,508                -               -
         Foreign exchange loss and amortization of deferred charges       387            2,042           3,283
         Amortization of goodwill                                           -            4,802           5,596
         Future income taxes                                           (1,155)           6,171          (2,877)
         Minority interest                                              1,595            1,403           1,503
         Other non-cash items                                             235            1,158            (449)
     ---------------------------------------------------------------------------------------------------------------------
                                                                       15,694           19,344          26,271
     Increase in non-cash operating working capital (note 7)           (5,541)          (4,612)         (8,168)
     ---------------------------------------------------------------------------------------------------------------------
     Cash provided by continuing operations                            10,153           14,732          18,103

     Cash provided by (used in) discontinued operations                     -           (3,723)          4,101

Financing activities:
     Issuance of common stock (note 12)                                   133                -               -
     Repurchase of common stock (note 12)                                 (27)               -               -
     Repayment of long-term debt                                      (69,492)         (37,723)        (10,550)
     Decrease in other liabilities                                          -                -          (1,179)
     Cash used in discontinued operations                                   -             (380)           (282)
     ---------------------------------------------------------------------------------------------------------------------
                                                                      (69,386)         (38,103)        (12,011)

Investing activities:
     Proceeds on disposal of property, plant and equipment              3,358          128,991           2,838
     Additions to property, plant and equipment                       (40,977)         (29,775)        (17,182)
     Increase in deferred charges                                           -           (5,851)         (1,567)
     Acquisitions (note 5)                                            (16,590)          (2,979)        (18,500)
     Increase in other assets                                            (241)               -               -
     Note from Chemtrade Logistics (note 4(c))                          4,305           (4,305)              -
     Cash provided by (used in) discontinued operations                     -           28,269          (2,361)
     ---------------------------------------------------------------------------------------------------------------------
                                                                      (50,145)         114,350         (36,772)

Foreign exchange gain (loss) on cash held in foreign currency            (830)          (1,107)            660
--------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                     (110,208)          86,149         (25,919)

Cash and cash equivalents, beginning of year                          118,148           31,999          57,918
--------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                            $     7,940      $   118,148     $    31,999
==========================================================================================================================

Supplemental cash flow information:
     Interest paid                                                $    13,688      $    18,029     $    20,254
     Income taxes paid, net of refunds                                  2,008            3,480           1,703

--------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

MARSULEX INC.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of Canadian dollars)

Years ended December 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

1.   Significant accounting policies:


     (a) Basis of presentation:

         These consolidated financial statements include the accounts of Marsulex Inc. (the "Company") and its subsidiaries from their respective dates of acquisition. All intercompany transactions have been eliminated.


     (b) Cash and cash equivalents:

         Cash and cash equivalents are comprised of highly liquid investments having remaining terms of maturity of 90 days or less when acquired. They are valued at cost plus accrued interest, which approximates market value.


     (c) Inventories:

         Inventories are valued at the lower of average cost and net realizable value.


     (d) Property, plant and equipment:

         Property, plant and equipment is stated at cost. Depreciation is charged on a straight-line basis over the economic useful lives of the related assets, which range from three to 20 years.

         The Company includes, as part of the cost of its plant and equipment, all financing costs (including interest) incurred prior to the asset becoming available for operation, providing the resulting capital cost does not exceed the net recoverable amount of the asset.


     (e) Intangible assets:

         Intangibles include the estimated value at the date of acquisition of long-term contractual customer relationships and other intangible assets. Where customer relationships do not have a history of renewal they are amortized over the contract terms. Intangibles associated with other relationships and other intangible assets are amortized over their expected life which is currently seven years.

MARSULEX INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

1. Significant accounting policies (continued):


     (f) Goodwill:

         Goodwill is initially recorded as the excess of the Company's cost over the fair value of the net identifiable assets acquired in a business combination. The amount of goodwill is assigned to the respective reporting unit. On an annual basis, the Company assesses the carrying value of goodwill based upon the fair value of the related reporting unit. If any impairment in the value of the reporting unit exists, the implied fair value of goodwill allocated to that reporting unit is determined and compared to the carrying value of the goodwill. Any impairment that exists following the assessment is recorded as a charge to the income statement at the time the impairment occurs as part of earnings from continuing operations.

         Prior to 2002, goodwill was amortized on a straight-line basis over its estimated life of up to 40 years. The Company determined whether permanent impairment had occurred by regularly revaluating the expected operating cash flows of the respective assets acquired.


     (g) Deferred charges:

         Deferred charges are amortized on a straight-line basis over the life of the contract to which they relate (up to 10 years).


     (h) Foreign currency translation:

         The accounts of the Company's foreign operations are considered to be self-sustaining and are translated into Canadian dollars using the current rate method. Assets and liabilities are translated at the rates in effect at the balance sheet date and revenue and expenses are translated at average exchange rates for the year. Gains or losses arising from the translation of the financial statements of self-sustaining foreign operations are deferred in a "Foreign Currency Translation Adjustment" account in shareholders' equity until there is a realized reduction in the net investment.

         Gains and losses on the translation of the U.S. dollar-denominated Senior Subordinated Notes (note 11) used for the acquisition of the Company's self-sustaining foreign operations are considered to be a hedge of the net investment in the self-sustaining operations and are offset against the exchange gains or losses arising on translation of the financial statements of the foreign operation and are included in the Foreign Currency Translation Adjustment.

MARSULEX INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

1. Significant accounting policies (continued):


     Monetary assets and liabilities denominated in U.S. dollars have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. All revenue and expenses denominated in U.S. dollars are translated at average rates in effect during the year. Translation gains and losses are included in the consolidated statements of operations (note 2(c)).


     (i) Revenue recognition:

         Revenue from the sale of by-products and other chemicals is recognized at the time of shipment. Revenue from contracts for the supply and installation of air pollution control systems is recorded as the services are performed, using the percentage-of-completion method. The effect of changes in total estimated income for each contract is recognized in the period in which the determination is made. Losses on contracts are fully recognized when they become evident.


     (j) Environmental obligations:

         Liabilities are recorded when environmental claims or remedial efforts are probable and the costs can be reasonably estimated. Environmental expenditures that relate to current operations are expensed or capitalized as appropriate.


     (k) Stock-based compensation:

         The Company provides compensation to certain employees, officers and directors in the form of stock options. The Company follows the settlement method of accounting for such awards. Using this method, no expense is recognized for stock options as the strike price is set at the market price on the day the awards are issued. When stock options are exercised, the proceeds received by the Company are credited to common shares.

         Awards that are settled in cash at the holders option such as the Director's Deferred Share Units or the Performance Share Units are accounted for using the intrinsic value method with the value of the share units at grant date, together with subsequent changes in the common share price in relation to the share unit price, being recorded as compensation expense.

MARSULEX INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

1.   Significant accounting policies (continued):


     (l) Use of estimates:


         The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.


     (m) Comparative figures:

         Certain 2001 and 2000 comparative figures have been reclassified to conform with the financial statement presentation adopted in 2002.


2.    Change in accounting policies:

      Effective January 1, 2002, the Company adopted the following new recommendations of the CICA: Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments", certain provisions of
      Section 1581, "Business Combinations", relating to goodwill and intangible assets, and Section 3062, "Goodwill and Other Intangible Assets", and Section 1650, "Foreign Currency Translation". The details of the accounting policy changes are noted below:

MARSULEX INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

2.   Change in accounting policies (continued):


     (a) Stock compensation:

         As permitted by the new standard, the Company continues to follow the settlement method to account for stock options granted to employees. Using this method, no expense is recognized for stock options as the strike price is set at the market price on the day the awards are issued. When the stock options are exercised, the proceeds received by the Company are credited to common stock. The new recommendations are applied prospectively to all stock-based payments to non-employees, and to employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, except grants outstanding at January 1, 2002 that call for settlement in cash or other assets or stock appreciation rights that call for settlement in equity instruments which are accounted for using the fair value method. The new standard also requires the disclosure of the pro-forma effect of recognizing the cost of its stock-based compensation based on the estimated fair value of stock options granted subsequent to January 1, 2002 (note 13(b)).


     (b) Business combinations and goodwill and other intangible assets:

         Effective July 2001, generally accepted accounting standards require that the purchase method of accounting be used for all business combinations and specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. The Company did not have any intangible assets which would be classified separately from goodwill. Further, effective January 1, 2002 generally accepted accounting standards require that goodwill no longer be amortized, but instead be tested for impairment at least annually by comparing carrying value of the reporting unit to the respective fair value in accordance with the provisions of Section 3062. The standard was implemented prospectively and as a result, the amortization of goodwill ceased.

         A review of business combinations prior to July 1, 2001 was performed by the Company with no changes required to the book values of goodwill and no previously unrecognized intangible assets were recorded. The Company has also performed the initial and annual impairment tests for goodwill and has determined that there is no impairment of the book value of goodwill. Had this new standard been applied during the years ended December 31, 2001 and 2000, the impact of no longer amortizing goodwill would have increased net earnings by $3,555,000 (11.3 cents basic and 11.2 cents diluted earnings per share) and $3,986,000 (12.7 cents basic and diluted earnings per share), respectively.

MARSULEX INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

2.   Change in accounting policies (continued):


     (c) Foreign currency translation:

         Effective January 1, 2002, generally accepted accounting standards were amended to eliminate the deferral and amortization of foreign currency translation differences resulting from the translation of long-term monetary assets and liabilities denominated in foreign currencies. All such translation differences that the Company previously deferred and amortized are now charged directly to earnings. The prior year's financial statements have been restated retroactively to adopt this new standard resulting in net earnings for 2001 increasing $1,522,000 (4.8 cents basic and diluted earnings per share) and net earnings for 2000 decreasing $754,000 (2.4 cents basic and diluted earnings per share). The balance of retained earnings at January 1, 2000 has been decreased by $768,000 to reflect the cumulative effect of the change on periods prior to that date and other assets decreased by $1,522,000.


3.   Unusual items:

--------------------------------------------------------------------------------
                                              2002           2001          2000
--------------------------------------------------------------------------------

  Gain on disposal of sulphur removal
      assets (note 4(a))                   $     -      $ (64,768)     $      -
  Gain on disposal of the parts and
      services business and other
      assets (note 6(a))                    (4,014)             -             -
  Expenses incurred on early retirement
      of debt (note 11)                      1,252          5,593             -
  Write-off of deferred charges                  -          3,619             -
  Write-off of capitalized project
      costs (note 9(b))                      9,508              -             -
  Loss on disposal of Intertrade
      Holdings Inc. (note 6(b))                  -              -        46,709
  Other                                        741              -             -
--------------------------------------------------------------------------------
                                           $ 7,487      $ (55,556)     $ 46,709
--------------------------------------------------------------------------------


4. Sale of sulphur removal assets and BCT Chemtrade Corporation:

     On July 18, 2001, the Company completed the sale of its sulphur removal services assets in eastern North America and of BCT Chemtrade Corporation ("BCT"), a subsidiary of the Company, to Chemtrade Logistics Income Fund for gross cash proceeds before costs of disposition of $167,169,000 (the "Transaction") or $156,589,000 net of costs of disposition, comprised of $128,142,000 for the sale of the sulphur removal assets and $28,447,000 for the sale of BCT.

MARSULEX INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

4.   Sale of sulphur removal assets and BCT Chemtrade Corporation (continued):


     (a) The sale of the sulphur removal services assets in eastern North America resulted in the following gain:

===============================================================================
   Proceeds of disposition, net of costs                $    128,142
   Net book value and costs of sale                          (63,374)
--------------------------------------------------------------------------------
   Gain on sale, before income taxes                          64,768

   Income taxes                                               (9,921)
--------------------------------------------------------------------------------
   Gain on sale, net of tax                             $     54,847
===============================================================================

     (b) The operations of BCT comprised one operating segment. Accordingly, for reporting purposes, the gain on the sale and the results of operations and cash flows of this business to the date of sale, are presented and disclosed as discontinued operations and resulted in restatement of the prior year's results. Additional information related to the discontinued operations is as follows:

===============================================================================
                                                 Period ended        Year ended
                                                     July 17,      December 31,
                                                         2001              2000
-------------------------------------------------------------------------------
 Revenue                                          $   48,221        $  75,237
-------------------------------------------------------------------------------
 Earnings before income taxes                     $    2,379        $    5,304
 Income taxes                                           (476)           (1,061)
 Minority interest                                      (387)             (585)
-------------------------------------------------------------------------------
 Earnings from discontinued operations                 1,516             3,658

 Gain on sale                                         15,863                 -
 Income taxes                                           (735)                -
-------------------------------------------------------------------------------
 Net gain on disposal                                 15,128                 -
-------------------------------------------------------------------------------
 Net earnings from discontinued operations        $   16,644        $    3,658
===============================================================================

MARSULEX INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

4. Sale of sulphur removal assets and BCT Chemtrade Corporation (continued):


===============================================================================
                                                Period ended        Year ended
                                                    July 17,      December 31,
                                                       2001               2000
-------------------------------------------------------------------------------

  Cash provided by (used in):

  Operating activities                           $    (3,723)      $     4,101
  Financing activities                                  (380)             (282)
  Investing activities                                28,269            (2,361)

-------------------------------------------------------------------------------
  Increase in cash and cash equivalents
      from discontinued operations               $    24,166       $     1,458
===============================================================================


     (c) As part of the Transaction, Chemtrade Logistics Inc. owed the Company $4,000,000 relating to the finalization of working capital of which $1,300,000 was collected during the second quarter of 2002 and the remainder which will be collected over the next three years, is recorded in other assets. A note in the amount of $4,305,000 pursuant to an escrow agreement was collected in January 2002.


5.   Acquisitions:


     (a) On December 30, 2002, the Company acquired the remaining 35% of the outstanding common shares of Sulconam Inc. for an aggregate cash purchase price of $16,590,000.


         The acquisition was accounted for using the purchase method of accounting and the final purchase price allocation, including the acquisition costs, is summarized as follows:

         ======================================================================

         Property, plant and equipment                              $    7,313
         Intangibles assets, contractual customer relationship           3,501
         Future tax liability                                           (2,047)
         Minority interest                                               7,823
         ----------------------------------------------------------------------
                                                                    $   16,590
         ======================================================================

MARSULEX INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------


5.   Acquisitions (continued):


     (b) On July 17, 2001, the Company purchased the shares of Harrowston Investments Limited from its major shareholder, Harrowston Inc., for $2,979,000. The principal assets of Harrowston Investments Limited is comprised of future income tax assets. Harrowston Investments Limited was merged with the Company.


     (c) On December 29, 2000, the Company acquired the assets of a chemical division of a third party. The purchase price, including related fees and expenses, was $18,500,000 financed by the Company entirely through cash. The results of operations have been consolidated from the date of acquisition.

         The acquisition was accounted for using the purchase method of accounting and the final purchase price allocation, including acquisition costs, was as follows:

         ======================================================================

          Current assets                                    $     2,412
          Current liabilities                                    (1,360)
          Property, plant and equipment                          12,507
          Goodwill                                                4,941

         ----------------------------------------------------------------------
          Total purchase price                              $    18,500
         ======================================================================

         The goodwill of $4,941,000 generated as a result of the acquisition, represents the excess of purchase price consideration over the estimated fair value of net assets acquired, and prior to 2002, and was amortized on a straight-line basis over its estimated useful life of 20 years.

6.   Disposals:

     (a) On January 31, 2002, the Company completed the sale of its parts and service business and other assets for gross proceeds of $6,545,000, of which $3,358,000 was received in cash.

===============================================================================
         Proceeds of disposition                                    $    6,545
         Net book value of assets disposed and costs of sale             2,531
--------------------------------------------------------------------------------
         Gain on sale, before income taxes                               4,014

         Income taxes                                                      402
--------------------------------------------------------------------------------
         Gain on sale, net of income taxes                          $    3,612
===============================================================================

MARSULEX INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

6.    Disposals (continued):

     (b) On December 31, 2000, the Company disposed of its investment in Intertrade Holdings Inc., a wholly owned subsidiary of IT Holding Inc. Intertrade Holdings Inc.'s Copperhill facility manufactured sulphur dioxide and sulphuric acid. This was one of a number of similar North American facilities that produce sulphuric acid for industrial applications.

         The disposition of the investment in Intertrade Holdings Inc. resulted in the following loss for the Company:

         =======================================================================

         Property, plant and equipment, net book value             $    20,912
         Goodwill, net book value                                       17,403
         Other assets                                                    8,394
         -----------------------------------------------------------------------
                                                                        46,709

         Reversal of future tax liability                               (4,087)
         -----------------------------------------------------------------------
         Net loss                                                  $    42,622
         =======================================================================


7. Change in non-cash operating working capital:


====================================================================================================
                                                        2002              2001               2000
----------------------------------------------------------------------------------------------------
  Accounts receivable                            $     6,718        $    3,426          $  (1,378)
  Inventories                                          1,329             3,829                  4
  Prepaid expenses and other assets                     (171)            2,670             (2,018)
  Accounts payable and accrued liabilities           (13,038)          (14,416)            (3,450)
  Income taxes payable                                  (615)              487             (1,576)
  Future tax asset                                       236              (608)               250
----------------------------------------------------------------------------------------------------
                                                 $    (5,541)       $   (4,612)         $  (8,168)
====================================================================================================


8.   Inventories:

====================================================================================================
                                                                          2002               2001
----------------------------------------------------------------------------------------------------
  Raw materials and work in process                                 $      352          $   1,287
  Finished goods                                                         1,047              1,307
  Operating supplies                                                       489                623
----------------------------------------------------------------------------------------------------
                                                                    $    1,888          $   3,217
====================================================================================================


MARSULEX INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------


9.   Property, plant and equipment:


     (a) Details of property, plant and equipment:

======================================================================================================
                                                                               2002            2001
------------------------------------------------------------------------------------------------------
                                                       Accumulated         Net book        Net book
                                          Cost        depreciation            value           value
------------------------------------------------------------------------------------------------------
    Land                             $   1,499         $        -       $    1,499      $    1,499
    Plant and equipment                193,779             88,188          105,591          78,610
    Facilities and equipment
       under construction               27,334                  -           27,334          31,764
------------------------------------------------------------------------------------------------------
                                     $ 222,612         $   88,188       $  134,424      $  111,873
======================================================================================================

         During the year ended December 31, 2002, the Company capitalized $1,935,000 (2001 - $1,065,000; 2000 - $191,000) of financing costs as part of the cost of assets under construction.


     (b) Write-off of capitalized project costs:

         Due to significant changes in the financial markets, the Company and Santee Cooper, South Carolina's state owned electric and water utility mutually agreed not to proceed at this time with the previously announced project for Marsulex to build and own a flue gas desulphurization system utilizing Marsulex's patented ammonium sulphate scrubber technology at Santee Cooper's Winyah Power Generating Station. This resulted in a write-off of capitalized project costs of $9,508,000.


10. Goodwill and intangible assets:

  ==============================================================================
                                                        2002              2001
  ------------------------------------------------------------------------------
  Goodwill, at cost                                $  78,461        $   79,241
  Less accumulated amortization                       20,131            20,342
  ------------------------------------------------------------------------------
                                                      58,330            58,899
  Intangible assets, contractual customer
      relationships (note 5(a))                        3,501                 -
  ------------------------------------------------------------------------------
  Goodwill and intangible assets                   $  61,831        $   58,899
  ==============================================================================

MARSULEX INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------


10. Goodwill and intangible assets (continued):

     ====================================================================================================
                                                                2002             2001             2000
     ----------------------------------------------------------------------------------------------------
     Amortization of goodwill                                $     -       $    4,802        $   5,596
     Current income taxes                                          -             (634)            (994)
     Future income taxes                                           -             (613)            (616)

     ----------------------------------------------------------------------------------------------------
     Amortization of goodwill,
         net of income taxes                                 $     -       $    3,555        $   3,986
     ====================================================================================================


11.  Long-term debt:

     ====================================================================================================
                                                                                2002              2001
     ----------------------------------------------------------------------------------------------------
     Senior Subordinated Notes - 9-5/8% U.S. $60,766,000
         (2001 - U.S $105,000,000), maturing 2008                          $   95,943        $ 167,539
     Less current portion                                                           -           41,885

     ----------------------------------------------------------------------------------------------------
                                                                           $   95,943        $ 125,654
     ====================================================================================================


     Long-term debt denominated in U.S. dollars has been translated to Canadian dollars at rates in effect at the balance sheet date.

     Amounts due for repayment, stated in U.S. dollars, are as follows:

     ====================================================================================================

      2008                                                                                   $ 60,766

     ====================================================================================================

     The Senior Subordinated Notes are redeemable at the option of the Company at any time after July 1, 2003, at specified redemption premiums. The Senior Subordinated Notes require the Company to offer to repurchase the notes equal to 101% of the principal amount upon a change of control. A change of control as defined in the indenture has not occurred.

MARSULEX INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------


11.  Long-term debt (continued):


     As a result of the Transaction on July 18, 2001, the Company was obligated to make an offer within 380 days to purchase a portion of the Senior Subordinated Notes. Under the terms of the indenture agreement, the total amount offered was limited to the net cash proceeds of the Transaction reduced by the repayment of the Senior Notes and funds committed and applied on capital projects in the next 360 days. Notwithstanding the foregoing, the Company will not be required to purchase more than 25% of the original principal amount of $41,885,000 (U.S. $26,250,000) prior to the fifth anniversary, June 30, 2003 and, accordingly, this amount was recorded as the current portion of long-term debt in 2001.

     On August 20, 2002, the Company completed the offer to purchase its Senior Subordinated Notes in the amount of $69,492,000 (U.S. $44,234,000) principal at par plus accrued interest of $929,000 (U.S. $591,000). As part of the purchase, the Company incurred expenses of $1,252,000 comprised of the write-off of deferred debt issuance costs of $1,185,000 and expenses incurred on the transaction of $67,000.

     On July 18, 2001, the Company fully retired its outstanding 10.21% Senior Notes and cancelled its U.S. $50,000,000 operating credit facility at an expense of $5,593,000. These expenses included the write-off of deferred debt issuance costs and foreign exchange costs of $2,899,000 and a make-whole payment of $2,694,000.


12.  Capital stock:

     =============================================================================================
                                                                          2002             2001
     ---------------------------------------------------------------------------------------------
     Authorized:
     Unlimited preference shares, no par value
     Unlimited convertible shares, non-voting, no par value
     Unlimited common shares, no par value
     Issued and fully paid:
     4,720,182 convertible shares (2001 - 4,720,182)                 $   7,864        $   7,864
     26,833,550 common shares (2001 - 26,781,050)                       49,761           49,641
     ---------------------------------------------------------------------------------------------
                                                                     $  57,625        $  57,505
     =============================================================================================

     The non-voting convertible shares are convertible into common shares on a one-for-one basis and the common shares are convertible into non-voting convertible shares on a one-for-one basis at any time. The non-voting convertible shares are entitled to receive the same dividend as the common shares and participate equally with the common shares in any distribution of assets of the Company. On July 16, 2001, 1,305,889 common shares were converted into 1,305,889 non-voting shares.

MARSULEX INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

12.  Capital stock (continued):

     On January 29, 2002, the Company announced its intention to make a Normal Course Issuer Bid (NCIB) pursuant to which the Company was entitled to purchase 1,339,053 of its common shares issued and outstanding. The NCIB commenced on February 1, 2002 and terminated on January 31, 2003. The purchases were made for cancellation at the market price of such shares at the time of acquisition. During 2002, the Company acquired 7,500 shares for cancellation for total cash proceeds of $27,000.

     On April 11, 2002, the Company issued 60,000 common shares for cash proceeds of $133,800 upon the exercise of stock options.


     Stock option plan:

     Under the terms of the Company's stock option plan, 4,095,160 common shares have been reserved for issuance to holders of options granted. Options held by any participant in the option plan (whether or not such options were issued pursuant to the option plan or otherwise) may not exceed 5% of the common shares outstanding from time to time. Options granted vest in equal annual amounts on each of the first three anniversary dates of the grant and are exercisable for 10 years from the date of grant.

     Details of the changes in options outstanding are as follows:

     ===========================================================================
                                                                      Weighted
                                                                       average
                                                Number of             exercise
                                                  options                price
     ---------------------------------------------------------------------------

     ---------------------------------------------------------------------------
     Outstanding, December 31, 2000             1,867,332            $    4.52
     Granted                                    1,049,250                 2.33
     Forfeited                                   (180,082)                4.48
     ---------------------------------------------------------------------------
     Outstanding, December 31, 2001             2,736,500                 3.68
     Granted                                      249,250                 3.95
     Forfeited                                   (251,300)                3.70
     Exercised                                    (60,000)                2.23
     ---------------------------------------------------------------------------
     Outstanding, December 31, 2002             2,674,450                 3.74
     ===========================================================================

MARSULEX INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------


12.  Capital stock (continued):

     The following table summarizes information about stock options outstanding at December 31, 2002:

     ================================================================================================
                                   Options outstanding                         Options exercisable
     ------------------------------------------------------------------------------------------------
                                          Weighted
                            Number          average       Weighted           Number       Weighted
     Range of          outstanding,      remaining         average      exercisable,        average
     exercise          December 31,     contractual       exercise      December 31,      exercise
     price                   2002             life           price             2002           price
     ------------------------------------------------------------------------------------------------
     $2.23 - $2.90        850,416         8.23 years        $ 2.24           316,246        $  2.23
     $3.40 - $4.65      1,626,034         6.69 years          3.05         1,205,706           2.82
     $8.80                198,000         5.39 years          8.80           198,000           8.80
     ------------------------------------------------------------------------------------------------
                        2,674,450                                          1,719,952
     ================================================================================================


     Directors' Deferred Share Unit Plan:

     Effective March 1, 2002, the Company granted directors' Deferred Share Units whereby directors of the Company may elect to have a portion or all of their remuneration paid in Directors' Share Units ("DSU's"). The number of DSU's issued is calculated by dividing the director's remuneration by the fair market value of the Company's common shares on the grant date. This amount and subsequent changes in the common share price in relation to the DSU's issue price is recorded as compensation expense and included in selling, general and administrative expenses.


     Performance Share Unit Plan:

     On March 1, 2002, the Company established a Performance Share Unit Plan ("PSU's") for certain employees and key persons as part of their incentive package. The number of PSU's granted is established by the Board of Directors each year and can be settled in shares or upon election have the PSU's converted to DSU's at the end of the grant period. Compensation expense has been recorded in the selling, general and administrative expenses based on the fair value of the Company's shares on the date of grant. This amount and subsequent changes in the common share price in relation to the PSU's issue price are recorded as compensation expense and included in selling, general and administrative expense. During the current year, the Company recorded an expense in the amount of $229,000 (2001 - nil).

MARSULEX INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------


13. Earnings (loss) per share:

    (a) The following table sets forth the computation of diluted earnings
        (loss) per share:


    =========================================================================================
                                                  2002             2001              2000
    -----------------------------------------------------------------------------------------
    Numerator:
    Earnings (loss) available to
         common shareholders                  $ (7,674)     $    63,486       $   (39,842)
    -----------------------------------------------------------------------------------------
    Denominator (shares in thousands):
    Weighted average shares
         outstanding                            31,543           31,501            31,501
    Effect of dilutive securities:
    Employee stock options                           -              240                 -
    -----------------------------------------------------------------------------------------
    Adjusted weighted average shares and
         assumed conversions                    31,543           31,741            31,501
    =========================================================================================

         In 2002, all stock options were anti-dilutive.

         (b)  Pro-forma impact of the stock compensation

              The Company's results would have been as follows had it elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted subsequent to January 1, 2002:

              ================================================================================
              Loss for the year, as reported                                    $   (7,674)
              Adjustment for stock options                                            (232)

              --------------------------------------------------------------------------------
              Pro forma loss for the year                                       $   (7,906)
              --------------------------------------------------------------------------------

              Pro forma basic loss per share                                    $   (0.25)
              Pro forma diluted loss per share                                      (0.25)

              ================================================================================

MARSULEX INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------


13. Earnings (loss) per share (continued):


     The fair value of each stock option granted in 2002 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

     ===========================================================================

     Weighted-average exercise price                                 $     3.95
     Weighted-average fair value of options granted
         during the year                                                   2.13
     Expected life of options (years)                                        10
     Expected stock price volatility                                        30%
     Expected dividend yield                                                 0%
     Risk-free interest rate                                               5.6%

     ===========================================================================


14.  Commitments and contingencies:


     (a) Operating leases:

         Under the terms of operating leases, the Company is committed to rental payments as follows:

        ========================================================================

         2003                                                         $   3,848
         2004                                                             2,842
         2005                                                             1,901
         2006                                                             1,089
         2007                                                               728
         Thereafter                                                         266
        ------------------------------------------------------------------------
                                                                      $   10,674
        ========================================================================

     (b) Purchase agreements:

         Substantially all of the Company's service contracts with customers have a minimum fixed duration and provide for the guaranteed removal of contracted by-products, which are produced in the customer's manufacturing process.

         The Company also has a fixed price commitment to purchase equipment and services relating to the construction of its Syncrude facility totalling $30,900,000. To the end of December 31, 2002, $10,400,000
         has been spent and recorded as part of facilities under construction in property, plant and equipment.

MARSULEX INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------


14.  Commitments and contingencies (continued):


     (c) Environmental cleanup costs:

         The Company's operations are subject to numerous laws, regulations and guidelines relating to air emissions, water discharges, solid and hazardous wastes, transportation and handling of hazardous substances and employee health and safety in Canada and the United States where it operates. These environmental regulations are continually changing and generally becoming more restrictive. The Company has purchased a number of sites as a result of the acquisitions of certain businesses and has retained environmental obligations as a result of disposition of certain businesses and properties. Subject to certain limitations, the Company will be indemnified by the vendors for any remediation costs or environmental actions that may arise as a result of conditions existing at the time of acquisition. Environmental assessments were conducted prior to the purchase of the sites as a basis to, among other things, evaluate indemnity protections and, where applicable, to verify the appropriateness of existing accruals and estimates for remediation costs. In recent years, the Company engaged third party consultants to review the environmental status of the Company's sites. Accruals have been made in specific instances where it is probable that liabilities will be incurred and where such liabilities can be reasonably estimated. Such estimates are, however, subject to change based on negotiation with regulatory authorities, changes in laws and regulations and as new information becomes available. Although it is possible that liabilities may arise in other instances for which no accruals have been made, the Company does not believe that such an outcome will significantly impact its operations or have a material adverse effect on its financial position.

         As part of the transaction, the Company has indemnified Chemtrade Logistics Inc. for Notices and Finding of Violation relating to a facility.


     (d) Other claims:

         The Company is involved in certain claims arising out of the ordinary course and conduct of its business which, in the opinion of management, will not have a material impact upon the financial position of the Company.

MARSULEX INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------


15.  Income taxes:

     The income tax rate varied from the basic federal and provincial income tax rate as follows:

     =============================================================================================================
                                                                         2002             2001            2000
     -------------------------------------------------------------------------------------------------------------
     Statutory federal and provincial income tax rate
         applied to income                                             38.6 %           41.3 %          43.9 %
     Income taxed at different rates in foreign jurisdictions           9.2 %           (2.0)%           4.2 %
     Federal Large Corporations Tax and minimum tax                    (6.2)%            2.2 %          (0.5)%
     Effect of lower manufacturing and processing
         tax rate of subsidiaries                                       3.1 %           (0.6)%           1.5 %
     Valuation allowance on future tax assets                        (115.0)%            3.7 %         (48.1)%
     Losses, reduction in taxes arising from the
         recognition of previously unrecognized tax losses             67.8 %          (10.7)%               -
     Impact of reduction in substantively enacted
         future tax rates                                                   -           (0.2)%           4.9 %
     Amounts not deductible for income tax purposes,
         other                                                        (31.8)%            1.3 %          (2.0)%
     Non-taxable portion of capital gains and goodwill                      -          (19.2)%               -

     -------------------------------------------------------------------------------------------------------------
     Combined effective income tax rate, after disposals              (34.3)%           15.8 %           3.9 %
     =============================================================================================================


     Income tax expense for the year ended December 31, 2000 includes a credit of $1,950,000 relating to the cumulative effect on the Company's future income tax liability of the proposed reduction in the federal income tax rate from 28% to 21% (2001 - 1%; 2002, 2003 and 2004 - 2% each), and the proposed reduction in the capital gains inclusion rate from three-quarters to one-half for all capital gains realized after October 18, 2000, included in the Notice of Ways and Means tabled on December 21, 2000.

     The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at December 31, 2002 and 2001 are presented below:

MARSULEX INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------


15.  Income taxes (continued):

     ==========================================================================
                                                         2002            2001
     --------------------------------------------------------------------------

     Future tax assets:
     Loss carryforwards (operating and capital)    $   53,087       $  60,122
     Accrued and other liabilities                      5,527           6,218
     Deferred charges                                   3,735               -
     Other                                                322             961
     --------------------------------------------------------------------------
     Total gross future tax assets                     62,671          67,301
     Less valuation allowance                          57,925          61,976
     --------------------------------------------------------------------------
     Net future tax assets                              4,746           5,325

     Future tax liabilities:
     Property, plant and equipment                    (13,562)        (14,227)
     Goodwill     (8,188)                              (8,066)
     Deferred charges                                    (573)           (373)
     --------------------------------------------------------------------------
     Total gross future tax liabilities               (22,323)        (22,666)

     --------------------------------------------------------------------------
     Net future tax liability                      $  (17,577)      $ (17,341)
     ==========================================================================


     Net future tax liability is presented on the balance sheet as follows:

     ==========================================================================
                                                         2002            2001
     --------------------------------------------------------------------------

     Future tax assets                             $     267        $   1,171
     Future tax liabilities                          (17,844)         (18,512)

     --------------------------------------------------------------------------
                                                   $ (17,577)       $ (17,341)
     ==========================================================================


     As at December 31, 2002, the Company has unused tax losses, corporate minimum tax carryforwards and deductible temporary differences for which no future income tax assets (net of valuation allowance) has been recognized. The carryforward amounts are as follows:

     ==========================================================================
                                                         2002            2001
     --------------------------------------------------------------------------

     Operating loss                                  $  142,010      $  155,795
     Capital loss                                         4,667               -
     Corporate minimum tax credit                           987           1,592
     Deductible temporary differences for which
         no future tax assets have been recognized       12,659           4,593

     ==========================================================================

MARSULEX INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------


15.  Income taxes (continued):


     Non-capital loss carryforwards by year of expiry are as follows:

     ==========================================================================
                                                         2002            2001
     --------------------------------------------------------------------------

     2004                                       $          -         $   8,653
     2005                                              9,192                26
     2006                                                  7                 6
     2007                                                  -                 -
     Thereafter                                      132,811           147,110

     --------------------------------------------------------------------------
                                                $    142,010         $ 155,795
     ==========================================================================


16.  Related party transactions:

     The Company has entered into a management services contract with its major shareholder for the supply of management and financial services. During 2002, the Company incurred fees of $350,000 (2001 - $466,000; 2000
     - $545,000) under the terms of the contract.


17.  Business segments:

     The Company's activities are divided into four reportable segments. The three operating segments are: Refinery Services, Power Generation and Western Markets. The fourth non-operating segment is Corporate, which provides centralized services such as project execution support, finance, information systems, human resources and risk management to the preceding operating segments.

     Refinery Services provide outsourced compliance solutions to major oil refinery customers in the United States and Canada, primarily extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process, S02 recovery to ensure air quality compliance and regeneration of spent sulphuric acid produced during octane enhancement of gasoline.

     Western Markets upgrades sulphur-based by-products produced as part of air quality compliance activities.

MARSULEX INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------


17.  Business segments (continued):

     Power Generation provides outsourced environmental services, primarily air quality compliance, to customers in the power generation industry. The segment also provides services to the cement industry through the patented CP-Gyp process.

    ==================================================================================================================
                                         Refinery        Western           Power
              2002                       Services        Markets         Generation     Corporate      Total
    ------------------------------------------------------------------------------------------------------------------
     Revenue from external
         customers                     $   69,363     $   53,953      $   14,975     $        -    $   138,291

    ==================================================================================================================

     Earnings (loss) before the
         undernoted                    $   21,627     $   18,263      $   (2,000)    $   (9,747)   $    28,143
     Depreciation, including loss
         on disposal                       12,951          1,300           1,149            227         15,627
     Unusual items-                             -              -           7,487          7,487
     Amortization of deferred
         charges  -                             -              -             387            387
     Interest income                            -              -               -         (1,942)        (1,942)
     Interest expense                           -              -               -         11,112         11,112

    ------------------------------------------------------------------------------------------------------------------
     Earnings (loss) from continuing
         operations before income
         taxes, minority interest and
         amortization of goodwill      $    8,676     $   16,963      $   (3,149)    $  (27,018)   $    (4,528)
    ==================================================================================================================

     Total assets before goodwill
         and intangible assets         $  131,595     $   22,378      $    9,609     $   13,608    $   177,190
     Goodwill and intangible
         assets                            49,441          4,468           7,922              -         61,831

    ------------------------------------------------------------------------------------------------------------------
     Total assets of continuing
         operations                    $  181,036   $     26,846      $   17,531     $   13,608    $   239,021
    ==================================================================================================================

     Capital expenditures of
         continuing operations         $   35,924     $      448      $    4,408     $      197    $    40,977

    ==================================================================================================================

MARSULEX INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------


17.  Business segments (continued):


    ==================================================================================================================
                                         Refinery        Western           Power
              2001                       Services        Markets         Generation     Corporate      Total
    ------------------------------------------------------------------------------------------------------------------
     Revenue from external
         customers                     $   69,486     $  116,005      $   51,223     $        -    $   236,714

    ------------------------------------------------------------------------------------------------------------------

     Earnings (loss) before the
         undernoted                    $   22,560     $   29,320      $   (1,394)    $  (10,870)   $    39,616
     Depreciation, including loss
         on disposal                        9,962          4,110             691            413         15,176
     Unusual items-                             -              -         (55,556)       (55,556)
     Foreign exchange loss                      -              -               -            968            968
     Amortization of deferred
         charges  -                             -              -           1,074          1,074
     Interest income                            -              -               -         (3,141)        (3,141)
     Interest expense                           -              -               -         17,020         17,020

    ------------------------------------------------------------------------------------------------------------------
     Earnings (loss) from continuing
         operations before income
         taxes, minority interest and
         amortization of goodwill      $   12,598     $   25,210      $   (2,085)    $   28,352    $    64,075
    ==================================================================================================================

     Total assets before goodwill      $  104,995     $   24,215      $   19,006     $  136,177    $   284,393
     Goodwill, net of amortization         46,425          4,468           8,006              -         58,899

    ------------------------------------------------------------------------------------------------------------------
     Total assets of continuing
         operations                    $  151,420     $   28,683      $   27,012     $  136,177    $   343,292
    ==================================================================================================================

     Capital expenditures of
         continuing operations         $   23,390     $      757      $    5,435     $      193    $    29,775

    ==================================================================================================================


      (1)  Includes the sulphur removal services in eastern North America until July 18, 2001


MARSULEX INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------


17.  Business segments (continued):

    ==================================================================================================================
                                         Refinery        Western           Power
              2000                       Services        Markets         Generation     Corporate      Total
    ------------------------------------------------------------------------------------------------------------------
     Revenue from external
         customers                     $   57,572     $  202,365      $   51,554     $        -    $   311,491

    ==================================================================================================================

     Earnings (loss) before the
         undernoted                    $   21,708     $   36,907      $   (2,278)    $  (12,812)   $    43,525
     Depreciation, including gain
         on disposal                       11,187          4,582             402            589         16,760
     Unusual items-                             -              -          46,709         46,709
     Foreign exchange loss                      -              -               -          1,841          1,841
     Amortization of deferred charges           -              -               -          1,442          1,442
     Interest income                            -              -               -         (3,509)        (3,509)
     Interest expense                           -              -               -         20,079         20,079
    ------------------------------------------------------------------------------------------------------------------
     Earnings (loss) from continuing
         operations before income
         taxes, minority interest and
         amortization of goodwill      $   10,521     $   32,325      $   (2,680)    $  (79,963)   $   (39,797)
    ==================================================================================================================

     Total assets before goodwill      $   98,363     $   69,716      $   12,749     $   35,242    $   216,070
     Goodwill, net of amortization         46,076         19,081           8,836              -         73,993

    ------------------------------------------------------------------------------------------------------------------
     Total assets of continuing
         operations                    $  144,439     $   88,797      $   21,585     $   35,242    $   290,063
    ==================================================================================================================

     Capital expenditures of
         continuing operations         $   10,828     $    1,689      $    4,418     $      247    $    17,182

    ==================================================================================================================

      (1) Includes the sulphur removal services in eastern North America for a full year in 2000.


     Geographic segments:

     The Company operates primarily in Canada and the United States with sales outside North America denomination in U.S. dollars. Revenue is attributed to customers based on location of customer.

    =============================================================================================================
                                                                           Property, plant and equipment,
                                           Revenue                         goodwill and intangible assets
    -------------------------------------------------------------------------------------------------------------
                              2002           2001         2000           2002           2001          2000(1)
    -------------------------------------------------------------------------------------------------------------
     Canada            $    82,092    $   106,880  $   104,788    $    62,116    $    32,778   $    56,309
     United States          53,209        126,995      201,716        134,139        137,994       139,459
     Other                   2,990          2,839        4,987              -              -             -
    -------------------------------------------------------------------------------------------------------------
                       $   138,291    $   236,714  $   311,491    $   196,255    $   170,772   $   195,768
    =============================================================================================================

     (1) Excludes property, plant and equipment and goodwill of discontinued operations of $13,565 for 2000.

MARSULEX INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------


17.  Business segments (continued):

     In 2002, services provided to and products handled from the Company's major customer accounted for 15.0% (2001 - 14.7%; 2000 - 17.5%) of the Company's total revenue.


18. Fair values of financial instruments:

     The fair values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values because of the short-term maturity of these financial instruments.

     The fair value of the publicly traded Senior Subordinated Notes is based on quoted market prices. The fair value of the Company's long-term debt (including the current portion) is estimated at $95,943,000 at December 31, 2002 (2001 - $164,200,000). The due from Chemtrade approximates fair market value.


19. Generally accepted accounting principles in Canada and the United States:

     The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles ("GAAP") as applied in Canada. In the following respects, GAAP as applied in the United States differs from that applied in Canada.

MARSULEX INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------


19. Generally accepted accounting principles in Canada and the United States (continued):


     If United States GAAP were employed, the net earnings for the years would be adjusted as follows:

    ===============================================================================================================
                                                                 2002                2001                 2000
    ---------------------------------------------------------------------------------------------------------------
     Net earnings (loss) based on
         Canadian GAAP                                    $    (7,674)       $     63,486         $    (40,596)
     Impact on net earnings (loss) of
         United States GAAP adjustments:
     Debt financing (a)                                           112                  31                   31
     Deferred costs (b)                                             -              (1,308)              (1,624)
     Effect of substantively enacted
         income tax rates (c)                                       -               1,950               (1,950)
     Foreign currency translation loss (d)                      1,015             (10,018)                   -

    ---------------------------------------------------------------------------------------------------------------
     Net earnings (loss) based on
         United States GAAP                               $    (6,547)       $     54,141         $    (44,139)
    ===============================================================================================================

     Net earnings (loss) based on United States GAAP is comprised of the following:
     Earnings from continuing operations                  $    (6,547)       $     37,497         $    (47,797)
     Earnings from discontinued operations,
         net of income tax                                          -              16,644                3,658

    ---------------------------------------------------------------------------------------------------------------
     Net earnings (loss)                                  $    (6,547)       $     54,141         $    (44,139)
    ===============================================================================================================

     Per share amounts based on United States GAAP:
     Continuing operations before
         extraordinary items - basic                      $    (0.21)        $       1.07         $      (1.52)
     Continuing operations before
         extraordinary items - diluted                         (0.21)                1.06                (1.52)

     Discontinued operations - basic                                -                0.53                 0.12
     Discontinued operations - diluted                              -                0.53                 0.12

     Net earnings - basic                                      (0.21)                1.72                (1.40)
     Net earnings - diluted                                    (0.21)                1.71                (1.40)

    ===============================================================================================================

MARSULEX INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------


19. Generally accepted accounting principles in Canada and the United States (continued):


     The impact of the United States GAAP differences discussed above on the Company's consolidated statements of retained earnings is as follows:

    ===============================================================================================================
                                                                 2002                2001                 2000
    ---------------------------------------------------------------------------------------------------------------
     Retained earnings (deficit) based on
         Canadian GAAP                                  $      31,865        $     39,552         $    (23,934)
     Impact on retained earnings of the above
         United States GAAP adjustments                       (13,053)            (14,180)              (4,835)
     Share issue costs (f)                                      2,257               2,257                2,257

    ---------------------------------------------------------------------------------------------------------------
     Retained earnings (deficit) based on
         United States GAAP                             $      21,069        $     27,629         $    (26,512)
    ===============================================================================================================


     (a) Debt financing:

         In 1998, in conjunction with the acquisition of Intertrade Holdings Inc. and Chemtrade, a major bank provided the Company with approximately U.S. $57 million bridge financing, which was repaid on June 30, 1998 from the proceeds of the Senior Subordinated Notes. The Company paid U.S. $220,000 (Cdn. $316,000) in connection with this debt. This amount was deferred and amortized over the term of Senior Subordinated Notes. Under United States GAAP, this amount would be deferred and amortized over the term of the bridge financing facility. Since the bridge financing facility extended from May 1998 to June 1998, the U.S. $220,000 would be expensed in 1998 under United States GAAP. There is no net tax impact from this Canadian-United States GAAP difference as the movement in the current and deferred taxes offsets each other.


     (b) Deferred costs:

         Under United States GAAP, certain costs deferred under Canadian GAAP prior to a legally binding contract being entered into must be expensed. There was no tax impact recorded relating to this Canadian-United States GAAP difference as this GAAP difference resulted in a deferred tax asset, which is more likely than not to be realized and, accordingly, a valuation allowance equal to the tax asset was established.

MARSULEX INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------


19. Generally accepted accounting principles in Canada and the United States (continued):


     (c) Income taxes:


         United States Statement of Financial Accounting Standards No. 109 ("Statement 109"), "Accounting for Income Taxes", has been adopted by the Company for United States reporting purposes. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The same methodology applies under Canadian GAAP; however, the terminology uses the word "future" in the place of "deferred". Deferred tax assets and liabilities under Statement 109 are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Canadian GAAP, the future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. Under Statement 109 and Canadian GAAP, the effect on deferred/future tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change occurs.


     (d) Foreign currency translation loss:

         Under Canadian GAAP, gains and losses on the translation of U.S. dollar denominated Senior Subordinated Notes are considered to be a hedge of the net investment in self-sustaining operations as described in note 1(f). Under United States GAAP, hedge accounting has not been applied subsequent to the adoption of SFAS No. 133, "Accounting for Derivative Instruments as Hedge Activities", effective January 1, 2001. Accordingly, under United States GAAP net earnings would be adjusted for the gain or loss on the translation of U.S. dollar denominated debt.


     (e) Extraordinary item, net of income tax recovery:

         Under United States GAAP, expenses incurred on early retirement of debt in 2001 would be classified as an extraordinary item, net of related income taxes. However, the Company has early adopted the provisions of SFAS No. 145 ("SFAS 145") which rescinded SFAS No. 4, "Reporting Gains and Losses for Extinguishment of Debt" (SFAS 4"), which had required that gains and losses from extinguishment of debt be classified as an extraordinary item for United States GAAP purposes. This results in Canadian and United States GAAP being similar for this item and accordingly, this United States-Canadian GAAP difference has been eliminated, and prior periods have been restated.

MARSULEX INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------


19. Generally accepted accounting principles in Canada and the United States (continued):


     (f) Share issue costs:

         Under United States GAAP, share issue costs, net of deferred income taxes, would be shown as a reduction of capital stock and not as a reduction of retained earnings as permitted by Canadian GAAP.


     (g) Goodwill presentation:

         Prior to 2002, the Company had presented goodwill amortization net of related income taxes as a deduction from earnings after income taxes and minority interest and has presented earnings per share before goodwill amortization. The presentation would not be permitted under United States GAAP.

         Accordingly, amortization of goodwill would be a deduction from earnings before income taxes and minority interest for United States GAAP purposes and the provision for income taxes would be adjusted:

         ======================================================================
                                                         2001            2000
         ----------------------------------------------------------------------

         Earnings (loss) from continuing
              operations before income taxes
              and minority interest, adjusted to
              deduct goodwill amortization            $   59,273      $ (45,393)
         Provision for (recovery of) income
              taxes adjusted for impact of
              goodwill amortization:
         Current                                           4,857           235
         Future                                            6,171         (2,877)

         ======================================================================


     (h) Consolidated balance sheets:

         The cumulative effect of the application of United States GAAP, noted in (a) to (g) above on the consolidated balance sheets of the Company as at December 31, 2002 would be to decrease deferred charges and other assets by $4,091,000 (2001 - $4,203,000); decrease deferred income tax liability by $41,000 (2001 - $41,000) and decrease shareholders' equity by $4,050,000 (2001 - $4,162,000).

MARSULEX INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------

19. Generally accepted accounting principles in Canada and the United States (continued):


     (i) Comprehensive income:

         The Company's comprehensive income, as determined under SFAS No. 130, would differ from net earnings as shown above:

         =================================================================================================
                                                            2002               2001               2000
         -------------------------------------------------------------------------------------------------
         Net earnings (loss) based on United
         States GAAP                                  $   (6,547)       $    54,141         $  (44,139)
         Other comprehensive income:
         Change in foreign currency
              translation adjustment                       2,467             (8,261)              (896)

         -------------------------------------------------------------------------------------------------
         Comprehensive income (loss) based
              on United States GAAP                   $   (4,080)       $    45,880         $  (45,035)
         =================================================================================================


     (j) Permitted disclosures:

         Under United States GAAP, the subtotal of "operating activities" on the consolidated statement of cash flows prior to increase in non-cash working capital, is not a permitted disclosure.

MARSULEX INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------


19. Generally accepted accounting principles in Canada and the United States (continued):


     (k) Other recent accounting pronouncements:

         In June 2001, the U.S. Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The Company is required and plans to adopt the provisions of SFAS 143 for the quarter ending March 31, 2003. To accomplish this, the Company must identify all legal obligations for asset retirement obligations, if any, and determine the fair value of these obligations on the date of adoption. The determination of fair value is complex and will require the Company to gather market information and develop cash flow models. Additionally, the Company will be required to develop processes to track and monitor these obligations. Because of the effort necessary to comply with the adoption of SFAS 143, it is not practicable for management to estimate the impact of adopting SFAS 143 at the present date.

         In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), which is effective for exit or disposal activities that are initiated after December 31, 2002. SFAS 146 requires that a liability be recognized for exit or disposal costs only when the liability is incurred, as defined in the FASB's conceptual framework rather than when a company commits to an exit plan, and that the liability be initially measured at fair value. The Company will apply this standard to exit or disposal activities initiated after December 31, 2002.

MARSULEX INC.
Notes to Consolidated Financial Statements (continued)
(Tabular amounts in thousands of Canadian dollars)

Years ended December 31, 2002, 2001 and 2000
-------------------------------------------------------------------------------


19. Generally accepted accounting principles in Canada and the United States (continued):


     (k) Other recent accounting pronouncements (continued):

         In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") which requires certain disclosures to be made by a guarantor in its interim and annual financial statements for periods ending after December 15, 2002 about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002. FIN 45 requires the guarantor to recognize a liability for the non-contingent component of certain guarantees, that is, it requires the recognition of a liability for the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The Company does not believe it has any guarantees as defined by FIN 45.

         In April 2002, FASB issued SFAS 145 which rescinded SFAS 4 which had required that gains and losses from extinguishment of debt be classified as an extraordinary item. The new presentation requirements must be adopted for fiscal years beginning after May 15, 2002, with early application encouraged. The Company adopted the requirements of SFAS 145 for U.S. GAAP purposes in fiscal 2002 and has described the impact of in note 19(e).

         In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). Its consolidation provisions are applicable for all newly created entities created after January 31, 2003, and is applicable to existing entities as of the beginning of the first interim or annual reporting period beginning after June 15, 2003. With respect to entities that do not qualify to be assessed for consolidation based on voting interests, FIN 46 generally requires a company that has variable interests that will absorb a majority of the variable interest entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both, to consolidate that variable interest entity. For periods prior to FIN 46's effective date, certain disclosures will be required if it is reasonably possible that the Company will have a significant variable interest in or be the primary beneficiary of a variable interest entity when FIN 46 guidance is effective. The Company does not have any variable interest entities as defined by FIN 46.