Form 20-F
period 2003-12-31
MARSULEX INC
filed 2004-03-26
CIK 852600

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

                   For the fiscal year ended December 31, 2003

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

As of December 31, 2003, the number of outstanding common shares was: 31,696,698

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

                                TABLE OF CONTENTS
                                -----------------

                                                                           Page
                                                                           ----

PART I

ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.............1
ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE...........................1
ITEM 3.      KEY INFORMATION...................................................1
ITEM 4.      INFORMATION ON THE COMPANY........................................9
ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS.....................21
ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES ......................21
ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS................24
ITEM 8.      FINANCIAL INFORMATION............................................26
ITEM 9.      THE OFFER AND LISTING............................................26
ITEM 10.     ADDITIONAL INFORMATION...........................................27
ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK........31
ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...........32

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUINCIES..................33
ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
             HOLDERS AND USE OF PROCEEDS......................................33
ITEM 15.     CONTROLS AND PROCEDURES..........................................33
ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT.................................33
ITEM 16B.    CODE OF ETHICS...................................................33
ITEM 16C.    PRINCIPLE ACCOUNTANTS FEES AND SERVICES..........................33
ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.......34


PART III

ITEM 17.     FINANCIAL STATEMENTS.............................................35
ITEM 18.     FINANCIAL STATEMENTS.............................................35
ITEM 19.     EXHIBITS.........................................................35

SIGNATURE    .................................................................36

                                     PART I

ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.      KEY INFORMATION

We express all dollar amounts in this Annual Report on Form 20-F in Canadian dollars, except where otherwise indicated. References to "$" are to Canadian dollars, and references to "US$" are to U.S. dollars. Unless otherwise indicated, all references to "Marsulex" or the "Company" are references to Marsulex Inc. and its subsidiaries.

The historical consolidated financial statements of the Company are reported in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). These principles conform in all material respects with accounting principles generally accepted in the United States ("U.S. GAAP"), except as described in Note 20 to the audited historical consolidated financial statements of the Company included in this Annual Report on Form 20-F. All references to "tons" are to metric tons (approximately 2,200 pounds), rather than "short" tons (2,000 pounds).

Forward-Looking Statements
--------------------------

Certain statements contained in this Annual Report on Form 20-F under the captions Item 4. Information on the Company, Item 5. Operating and Financial Review and Prospects and elsewhere in this Annual Report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this document, the words, "anticipate," "believe," "estimate" and "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others, the Company's reliance on customers, competition in the Company's markets, development of new products and services, fluctuations in currency exchange rates, commodity prices or interest rates, the Company's ability to maintain good relations with its employees, changes in laws or regulations regarding the environment or other environmental liabilities, the Company's ability to integrate acquisitions and ability to protect its intellectual property, and other risks discussed under "Risks Factors" in Item 3. Key Information and risks discussed from time to time in the Company's filings with the Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Selected Financial Data
-----------------------

The following table presents selected historical consolidated financial data of the Company as of and for the fiscal years ended December 31, 1999, 2000, 2001, 2002 and 2003. The selected historical consolidated financial data for the Company set forth below has been derived from the audited historical consolidated financial statements of the Company. Historic results are not necessarily indicative of the results that you may expect for any other future period or for a full year. The selected historical consolidated financial data should be read in conjunction with the audited consolidated financial statements of the Company and the notes thereto included elsewhere in this Annual Report and Item 5. Operating and Financial Review and Prospects.


($ 000 except share and per share amounts)                           2003        2002        2001        2000        1999
                                                                              (restated   (restated   (restated   (restated
                                                                                  [1])        [1])        [1])        [1])
---------------------------------------------------------------- ----------- ----------- ----------- ----------- -----------
Statement of Operations Data:
Revenue                                                            134,982      138,291     236,714     311,491     349,329
Gross profit                                                        48,436       48,263      66,302      76,179      87,023
Selling, general, administrative and other costs                    19,663       20,747      26,273      33,099      32,223
Foreign exchange (gains) losses on monetary items                   (2,057)        (569)        471        (387)      1,152
Loss (gain) on disposal of fixed assets                                 --           20          59        (871)        (45)
Depreciation                                                        15,727       15,660      15,170      17,684      18,432
Unusual items [2]                                                    1,422        7,487     (55,556)     46,709          --
Foreign exchange (loss) on Senior Notes [3]                             --           --         968       1,841      (3,959)
Amortization of deferred charges [4]                                   726          387       1,074       1,442       1,563
Interest expense                                                     9,755       13,684      18,085      20,270      20,687
Interest capitalized                                                (3,738)      (2,572)     (1,065)       (191)         --
Interest income                                                       (730)      (1,942)     (3,141)     (3,509)     (2,691)
---------------------------------------------------------------- ----------- ----------- ----------- ----------- -----------
Earnings (loss) from continuing operations before income
     taxes, minority interest and amortization of goodwill           7,668       (4,639)     63,964     (39,908)     19,661
Income taxes (recovery) [5]                                            810        1,544      12,268      (1,039)      4,946
---------------------------------------------------------------- ----------- ----------- ----------- ----------- -----------
Net earnings (loss) from continuing operations before
  minority interest and amortization of goodwill                     6,858       (6,183)     51,696     (38,869)     14,715
Minority interest                                                       --        1,595       1,403       1,503       1,355
---------------------------------------------------------------- ----------- ----------- ----------- ----------- -----------
Earnings (loss) from continuing operations before
  amortization of goodwill                                           6,858       (7,778)     50,293     (40,372)     13,360
Amortization of goodwill, net of income taxes                           --           --       3,555       3,986       4,294
---------------------------------------------------------------- ----------- ----------- ----------- ----------- -----------
Earnings (loss) from continuing operations                           6,858       (7,778)     46,738     (44,358)      9,066
Earnings from discontinued operations, net of tax                       --           --      16,644       3,658       2,448
---------------------------------------------------------------- ----------- ----------- ----------- ----------- -----------
Net earnings (loss)                                                  6,858       (7,778)     63,382     (40,700)     11,514
================================================================ =========== =========== =========== =========== ===========

================================================================ =========== =========== =========== =========== ===========
Earnings (loss) from continuing operations per share, basic           0.22       (0.25)       1.48       (1.40)       0.29
Earnings (loss) per share, basic                                      0.22       (0.25)       2.01       (1.29)       0.37
Earnings (loss) from continuing operations per share, diluted         0.21       (0.25)       1.47       (1.40)       0.29
Earnings (loss) per share, diluted                                    0.21       (0.25)       2.00       (1.29)       0.37
---------------------------------------------------------------- ----------- ----------- ----------- ----------- -----------

Other Financial Data (from continuing operations):
EBITDA [6]                                                           30,830      28,085      39,558      43,467      53,648
EBITDA [6] per share                                                   0.97        0.89        1.26        1.38        1.70
Capital expenditures                                                 32,583      40,977      29,775      17,182       9,245
Cash flow from operations, before changes in non-cash
   working capital [7]                                               24,461      15,636      19,286      26,213      36,618
Balance Sheet Data (end of year):
Current assets                                                       51,929      37,429     163,822      95,680     133,844
Total assets                                                        270,489     239,245     343,569     315,913     375,391
Current liabilities                                                  26,250      21,393      75,871      68,171      76,350
Long-term debt                                                      119,196      95,943     125,654     182,274     186,906
Total debt                                                          119,196      95,943     167,539     194,276     197,009
Net debt [8]                                                         85,250      88,003      49,391     162,277     139,091
Shareholders' equity                                                 96,827      91,702     100,825      39,200      79,004
Capital Stock                                                        57,973      57,625      57,505      57,505      57,505
Number of shares                                                 31,696,398  31,553,732  31,501,232  31,501,232  31,501,232
================================================================ =========== =========== =========== =========== ===========


($000 except per share amounts)                                    2003        2002         2001        2000        1999
--------------------------------------------------------------- ----------- ----------- ------------ ----------- -----------

U.S. GAAP
Net earnings (loss) from continuing operations                       7,240     (6,547)       37,497    (47,797)       8,139
Basic earnings (loss) from continuing operations per share            0.23      (0.21)         1.19      (1.52)        0.26
Diluted earnings (loss) from continuing operations per share          0.23      (0.21)         1.18      (1.52)        0.26
Net earnings (loss)                                                  7,240     (6,547)       54,141    (44,139)      10,587

Basic earnings (loss) per share                                       0.23      (0.21)         1.72      (1.40)        0.34
Diluted earnings (loss) per share                                     0.23      (0.21)         1.71      (1.40)        0.34
Total Assets based on U.S. GAAP                                    266,419     234,930      339,089     312,657     373,739
Shareholder's equity based on U.S. GAAP                             92,798      88,085       96,992      34,590      77,833
--------------------------------------------------------------- ----------- ----------- ------------ ----------- -----------

(1) On January 1, 2003, the Company early-adopted the new CICA accounting standard for asset retirement obligations. Previously when the cost of the site restoration exceeded the salvage value of the asset, the expected settlement amount of the asset retirement costs were systematically accrued to the expected settlement amount in the year the obligation was anticipated to settle. Under the new policy, asset retirement obligations which relate to its legal obligations arising from construction or use of a long-lived asset are recognized in the period in which they are incurred if a reasonable estimate of the fair value can be determined. The liability is measured at fair value and is adjusted to its present value in subsequent periods as accretion expense is recorded. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived assets and the asset is depreciated over the asset's estimated useful life.

      This standard is consistent with FAS No. 143 which the Company adopted for U.S. GAAP purposes effective January 1, 2003.


     Effect on opening retained earnings in the consolidated
       balance sheets ($000)                                          2003       2002         2001      2000        1999
    -------------------------------------------------------------- ---------- ----------- ---------- ----------- ----------

    Asset retirement cost, included in property, plant
       and equipment                                                    466        466         466        401         401
    Accumulated depreciation on property, plant, and equipment         (242)      (189)       (136)       (83)        (35)
    Asset retirement obligation, included in other liabilities         (685)      (627)       (569)      (446)       (395)
    Future tax liability                                                 28         21          14          7          --
    -------------------------------------------------------------- ---------- ----------- ---------- ----------- ----------
    Opening retained earnings                                          (433)      (329)       (225)      (121)        (29)
    ============================================================== ========== =========== ========== =========== ==========

    Effect on the consolidated statement of operations ($000)          2003       2002        2001    2000           1999
    -------------------------------------------------------------- ---------- ----------- ---------- ----------- ----------

    Accretion expense                                                    61         58          58         58          51
    Depreciation expense                                                 54         53          53         53          48
    Future tax recovery                                                  (8)        (7)         (7)        (7)         (7)
    -------------------------------------------------------------- ---------- ----------- ---------- ----------- ----------
    Total impact to net earnings                                        107        104         104        104          92
    ============================================================== ========== =========== ========== =========== ==========

      Under this change in accounting standard, the Company is recognizing its future asset retirement costs where the Company has determined legal obligations exist, including Company properties that are on leased land, which revert back to the lessor and the Company has a legal obligation under the landlease agreement to remove improvements and structures from the property. The estimated amount of undiscounted retirement costs relating to these properties is $2,550,000. These costs are expected to be settled between 6 and 30 years and using a 1% inflation rate, the present value of the future asset retirement costs was determined with a credit-adjusted risk-free discount rate of 8.5%.

      Under U.S. GAAP, prior periods are not restated, and the cumulative effect of the adoption of the standard is recorded in earnings in the year of adoption with the effect for 2003 being a decrease in earnings of 433,000 ($0.014 per share). The pro forma impact of retroactive application is:


    ($000)                                            2003           2002          2001          2000           1999
    --------------------------------------------- -------------- ------------- ------------- -------------- -------------

    Net earnings (loss) on U.S. GAAP                    7,240         (6,547)       54,141       (44,139)        10,587
    Pro forma effect of retroactively applying
          FAS 143                                          --           (104)         (104)         (104)           (92)
    --------------------------------------------- -------------- ------------- ------------- -------------- -------------
    Pro forma net earnings (loss)                       7,240         (6,651)       54,037       (44,243)        10,495
    ============================================= ============== ============= ============= ============== =============

(2)   Unusual items:


     ($000)                                                          2003        2002       2001        2000        1999
     --------------------------------------------------------- ----------- ----------- ---------- ----------- -----------
     Expenses incurred on cancellation of stock options held
       by former employees (2a)                                       737          --         --          --          --
     Gain on disposal of sulphur removal assets (2b)                               --    (64,768)         --          --
     Expenses incurred on early retirement of debt (2c)                         1,252      5,593          --          --
     Write-off of deferred charges                                                 --      3,619          --          --
     Loss on disposal of Intertrade Holdings Inc. (2d)                 --          --         --      46,709          --
     Gain on disposal of parts and service business and
      other assets (2e)                                                685     (4,014)         --          --          --
     Write-off of capitalized project costs (2f)                       --       9,508         --          --          --
     Other unusual items                                               --         741         --          --          --
     --------------------------------------------------------- ----------- ----------- ---------- ----------- -----------
                                                                    1,422       7,487   (55,556)      46,709          --
     ========================================================= =========== =========== ========== =========== ===========

      (2a) On December 17, 2003, the Company purchased 433,434 stock options held by former employees of the Company for a total consideration of $737,000. The options were cancelled and fully expensed.

      (2b) On July 18, 2001, the Company completed the sale of its sulphur removal services assets in eastern North America and of BCT, a subsidiary of Marsulex, to Chemtrade Logistics Income Fund for gross cash proceeds before costs of disposition of $167.2 million (the "Chemtrade Transaction") or $156.6 million net of costs of disposition, comprised of $128.1 million for the sale of the sulphur removal assets and $28.5 million for the sale of BCT. The disposal resulted in a pre-tax gain of $64.8 million or $54.9 million net of tax for the sulphur removal services assets in eastern North America and a gain of $15.9 million or $15.1 million net of tax for BCT.

      (2c) On July 18, 2001, the Company fully retired its outstanding 10.21% Senior Notes and cancelled its US$50.0 million operating credit facility at an expense of $5.6 million. These expenses included the write-off of deferred debt issuance costs and foreign exchange costs of $3.0 million and a make-whole payment of $2.6 million.

             As a result of the Chemtrade Transaction, the Company was obligated to make an offer to purchase a portion of the Senior Subordinated Notes limited to the net cash proceeds from the transaction reduced by the repayment of Senior Notes and funds committed and applied on capital projects. On August 20, 2002, the Company completed the offer to purchase in the amount of $69.5 million (US$44.2 million) principal at par plus accrued interest of $0.9 million (US$0.6 million). As part of the purchase, the Company incurred expenses of $1.3 million.

      (2d) On December 29, 2000, the Company disposed of its investment in Intertrade Holdings Inc., and the disposal resulted in a pre-tax loss of $46.7 million or $42.6 million net of tax.

      (2e) On January 31, 2002, the Company completed the sale of its part and service business and other assets for gross proceeds of $6.6 million.

      (2f) Due to significant changes in the financial markets the Company and Santee Cooper mutually agreed not to proceed with the previously announced project for Marsulex to build and own a flue gas desulphurization system utilizing Marsulex's patented ammonium sulphate scrubbing technology at Santee Cooper's Winyah Power Generating Station. This resulted in a write-off of capitalized project costs of $9.5 million. Under U.S. GAAP, certain costs deferred under Canadian GAAP prior to a legally binding contract being entered into must be expensed.

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

(4) In 1998, the Company paid US$220,000 (Cdn $316,000), in connection with the repayment of bridge financing used for acquisitions. These amounts were deferred and amortized over the term of the debt acquired as part of the acquisitions. Under U.S. GAAP, these amounts would be deferred and amortized over the term of the bridge financing. Since the bridge financing facility extended from May 1998 to June 1998 these amounts would be expensed under U.S. GAAP.

(5) United States Statement of Financial Accounting Standards No. 109 ("Statement 109"), "Accounting for Income Taxes," has been adopted by the Company for United States reporting purposes. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The same methodology applies under Canadian GAAP, however, the terminology uses the word "future" in the place of "deferred". Deferred tax assets and liabilities under Statement 109 are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Canadian GAAP the future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. Under Statement 109 and Canadian GAAP, the effect on deferred/future tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change occurs.


       ($000)                                                2003          2002        2001         2000         1999
      ---------------------------------------------------------------------------------------------------------------------
       EBITDA                                              30,830        28,085      39,558       43,467       53,648
       Loss (gain) on disposal of fixed assets                 --            20          59         (871)         (45)
       Depreciation                                        15,727        15,660      15,170       17,684       18,432
       Unusual items, (loss) gain                           1,422         7,487     (55,556)      46,709           --
       Foreign exchange loss (gain)                                          --         968        1,841       (3,959)
       Amortization of deferred charges                       726           387       1,074        1,442        1,563
       Interest expense                                     9,755        13,684      18,085       20,270       20,687
       Interest capitalized                                (3,738)       (2,572)     (1,065)        (191)          --
       Interest income                                       (730)       (1,942)     (3,141)      (3,509)      (2,691)
      ---------------------------------------------------------------------------------------------------------------------
       Earnings (loss) from continuing operations before
       income taxes, minority interest and amortization
       of goodwill                                          7,668        (4,639)     63,964      (39,908)      19,661
      =====================================================================================================================

(6) EBITDA is presented because management believes it is a widely used financial indicator of the Company's operating profitability and performance before the effects of capital investment and financing decisions. EBITDA is not a recognized measure under Canadian and U.S. GAAP and should not be considered as an alternative to net earnings, consolidated cash flow from operations or any other measure of performance required by GAAP or as an indicator of the Company's operating performance. The Company's method of calculating EBITDA may differ from other companies and accordingly, the Company's EBITDA may not be comparable to measures used by other companies.

(7) Cash flow from operations is defined as net earnings plus non-cash items deducted in calculating net earnings including depreciation, amortization, unrealized foreign exchange gain or losses relating to cash balances, and deferred taxes, prior to changes in working capital. Management believes this is a measure of the cash generated by its operations including the cost of its financial structure and charges for income taxes but before fluctuations in its investment in working capital. It is not a recognized measure under Canadian or U.S. GAAP and should not be considered as an alternative to cash provided by continuing operations or any other measure of performance required by GAAP or as an indicator of the Company's operating performance. The Company's method of calculating cash flow from operations may differ from other companies and accordingly, the Company's measure may not be comparable to measures used by other companies.


      ($000)                                               2003           2002        2001        2000         1999
      ----------------------------------------------------------------------------------------------------------------
       Cash flow from continuing operations before
         changes in working capital                      24,461         15,636      19,286      26,213       36,618
       Changes in non-cash working capital                4,979         (5,541)     (4,612)     (8,168)      (2,278)
      ----------------------------------------------------------------------------------------------------------------
       Cash provided by continuing operations            29,440         10,095      14,674      18,045       34,340
      ================================================================================================================

(8 )  Net debt is calculated as follows:
        ($000)                                               2003          2002        2001         2000        1999
      ------------------------------------------------------------------------------------------------------------------
       Total debt                                         119,196        95,943      167,539     194,276      197,009
       Cash and cash equivalents and cash held in
          trust both current and long-term portions        33,946         7,940      118,148      31,999       57,918
      ------------------------------------------------------------------------------------------------------------------
       Net Debt                                            82,250        88,003       49,391     162,277      139,091
      ==================================================================================================================

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

The following table sets forth the high and low exchange rates for each month during the previous six months:


                                          Previous Six Months
  ------------ -------------- --------------- -------------- -------------- -------------- --------------
                Feb 2004         Jan 2004        Dec 2003       Nov 2003      Oct 2003       Sept 2003
  ------------ -------------- --------------- -------------- -------------- -------------- --------------
  High             1.3442           1.3340          1.3405         1.3362        1.3481         1.3876
  ------------ -------------- --------------- -------------- -------------- -------------- --------------
  Low              1.3108           1.2690          1.2923         1.2973        1.3043         1.3469
  ------------ -------------- --------------- -------------- -------------- -------------- --------------

The following table sets forth the average exchange rates for the five most recent financial years, calculated by using the average rate on the last day of each month in such year:


                                      Years ended December 31
  ----------------------- --------------- --------------- ------------- --------------- ---------------
                                    2003            2002          2001           2000            1999
  ----------------------- --------------- --------------- ------------- --------------- ---------------
  Average                         1.3916          1.5702        1.5487         1.4872          1.4828
  ----------------------- --------------- --------------- ------------- --------------- ---------------

On March 24, 2003, the inverse of the noon buying rate was US$ $1.3385 per $1.00.

Risk Factors
------------

The following is a description of risk factors that could affect the Company's business, and ultimately, its profitability.

Reliance on Customers

The business of the Company is dependent on the involuntary production of a number of by-products by its customers. As environmental regulations become more demanding, the need for by-product control, regeneration, removal, and conversion has increased. There can be no assurance that environmental regulations will not become less stringent in the future or that customers of the Company will continue to involuntary produce by-products which drive their demand for the Company's services. Services provided and products handled from the Company's major customer accounted for 10.3% of the Company's total 2003 revenue, the loss of which could have a significant impact on the Company.

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

New Products and Services

The Company has made significant investments in the development and commercialization of new products, technologies and services. These include the Power Generation group's most recently developed solution for controlling sulphur trioxide emissions of utilities, CleanStack(TM). Broad market acceptance and long-term commercial viability of services incorporating new products, technologies and services may take some years to establish, if at all, and are subject to business and competitive risks. If the Company is unable to develop and market new products in a timely fashion, or at all, the Company may not be able to compete successfully.

Foreign Exchange

As the Company has U.S. based operations and reports in Canadian dollars, it is exposed to foreign exchange fluctuations. Approximately 42.9% of the Company's 2003 revenue was in U.S. dollars and at present, a one-cent decline in the U.S. dollar on the Company's U.S. operations would impact gross profit by $0.2 million and EBITDA by approximately $0.1 million. However, the Company's debt and related interest expense is in U.S. dollars which hedges the U.S. dollar cash flow from operations.

The U.S. dollar interest expense, when combined with U.S. dollar depreciation and amortization expenses, limits the exposure of net income to foreign exchange fluctuations. A one-cent devaluation in the U.S. dollar impacts net income by less than $0.1 million.

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

Labour

Out of a total of 180 employees, the Company has 37 unionized employees at three sites, represented by two unions through two collective agreements. In 2003, the collective bargaining agreements for the unionized group at the Toledo facility in Oregon, Ohio and Prince George, British Columbia were successfully renegotiated. While the Company has not suffered any loss of production due to work stoppages by its employees, there can be no assurances that work stoppages or other labour disturbances which may have a material adverse effect on the Company will not occur in the future. Finally, a large number of the Company's suppliers and customers have unionized employees and there can be no assurances that work stoppages or other labour disturbances at the Company's suppliers or customers will not have a material adverse effect on the Company's business.

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

A Notice and Finding of Violation has been issued by federal regulators with respect to the facility in Cairo, Ohio which has been sold to Chemtrade Logistics Inc. ("Chemtrade"). As part of the sale, the Company has indemnified Chemtrade against liabilities relating to the Notice and Finding of Violation issued. As part of the indemnification the Company is obligated to reimburse Chemtrade for the necessary installation of control equipment and for any penalties which may be levied against the facility in respect of the Notice and Finding of Violation.

If the Company is not successful in prosecuting indemnity claims from entities from which it purchased the Toledo and Cairo facilities, if sufficient funds are not available from such indemnity obligations or if the Company is subject to new or significant environmental liabilities of which management is not currently aware, the Company's business or financial condition could be materially adversely affected.

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

Acquisitions

A substantial part of the Company's growth has come through acquisitions. For example, in fiscal 2003, the Company acquired the sulphur products assets from Duke Energy Gas Transmission. The success of acquisitions will depend in part on the Company's ability to overcome significant challenges, including timely, efficient and successful execution of post-acquisition strategies. If the Company fails to meet the challenges involved in integrating the operations of its acquisitions, it may not realize anticipated benefits or synergies of the acquisitions, which could adversely affect operating results.

Future acquisitions may involve debt incurrence, operating losses, dilutive issuances of equity securities and significant cash expenditures, any of which could have a material adverse effect on the Company's business.

Recent and any future acquisitions involve a number of risks, including:

o    the Company's ability to integrate the acquired business;
o    diversion of management attention;
o    impairment of goodwill adversely affecting net income;
o the Company's ability to retain the management or other key employees of the acquired business;
o the Company's ability to establish uniform standards, controls, procedures and policies;
o    the Company's ability to retain customers of the acquired companies;
o exposure to legal claims for activities of the acquired business prior to the acquisition;
o damage to the Company's reputation as a result of performance or customer satisfaction problems relating to an acquired business; and
o    the performance of any acquired business could be lower than anticipated.

Enforcement of Civil Liabilities

Marsulex is a Canadian corporation with its principal place of business in Canada. A majority of the Company's directors and officers are residents of Canada and all or a substantial portion of the Company's assets and those of such persons are located outside the United States. Consequently, it may be difficult to effect service of process within the United States upon the Company or its directors or officers who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the U.S. Securities Act of 1933. No assurance can be given that Canadian courts (1) would enforce judgments of U.S. courts obtained in actions against the Company or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or "blue sky" laws of any state within the United States or (2) would enforce, in original actions, liabilities against the Company or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws.

Critical Accounting Policies

The Company's accounting policies, which are disclosed in Significant Accounting Policies note, Note 1 of the audited financial statements, are in accordance with generally accepted accounting principles in Canada and are applied on a consistent basis with the exception of goodwill which was applied prospectively. High-quality financial statements require rigorous application of accounting policies. Management uses judgement in selecting policies for which alternative methods exist and in applying the accounting policies. The policies discussed in Management's Discussion and Analysis, Item 5 of this report, are considered by management to be critical to an understanding of the Company's financial statements because their application places the most significant demands on management's judgement, and financial reporting results rely on estimation about the effect of matters that are inherently uncertain. Specific risks for these critical accounting policies are described in the following paragraphs. For all of these policies, management cautions that future events rarely develop exactly as forecast, and the best estimates routinely require adjustment and these adjustments may have a material impact on the Company's financial condition.

ITEM 4.      INFORMATION ON THE COMPANY

History and Development of the Company
--------------------------------------

Incorporation

Marsulex Inc. ("Marsulex" or the "Company") was amalgamated under the laws of Canada on June 16, 1989 under the Canada Business Corporations Act. On June 16, 1989, Marsulex amended its articles to remove the private company restrictions. On November 19, 1996, Marsulex amended its articles by, among other things, changing the minimum and maximum number of directors, amending the authorized capital and reclassifying certain classes of shares to prepare for a rights offering. Marsulex's registered office and Canadian headquarters is located at 111 Gordon Baker Road, Suite 300, Toronto, Ontario, M2H 3R1, and its telephone number is 416-496-9655. The Company's agent for service in the United States is Brian Stasiewicz located at Suite 2100, 203 North La Salle, Chicago, Illinois, 60601, and the telephone number is 312-558-1545.

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

In December 1996, the Company completed an initial public offering of its common shares and obtained a listing for its common shares on the Toronto Stock Exchange.

In June 1997, the Company purchased 65% of Sulconam Inc. ("Sulconam") for $10.8 million. On December 30, 2002, the Company acquired the remaining 35% of Sulconam for $16.6 million. Sulconam is based in Montreal, Canada and is attached by pipeline to the Petro-Canada and Shell Canada oil refineries. Sulconam, which is part of the Refinery Services Group, extracts and recovers sulphur from hydrogen sulphide gas sent to the plant by pipeline and converts it into elemental sulphur and sodium bisulphite.

The Company entered its other key target market, the power generation sector, in September 1997, with the acquisition of certain assets of General Electric Environmental Services Inc. for $17.0 million ("the GEESI Acquisition"). The GEESI Acquisition provided the Company with a leading market position in air emission control to the global power industry, a large international customer base, experienced people and proprietary technologies that control power generator air emissions. The business forms the core of the Company's Power Generation Group.

On May 13, 1998, the Company acquired all of the outstanding shares of both IT Holding, Inc. ("IT Holding") and BCT from Trelleborg AB ("Trelleborg") for approximately $77.3 million. Sulex, Inc. ("Sulex"), a subsidiary of IT Holding, operates two plants on the U.S. west coast - at Long Beach, California and at Anacortes, Washington - that remove molten sulphur from west coast oil refineries by converting the molten sulphur to a solid form for shipment overseas. A second subsidiary of IT Holding, Intertrade Holdings, Inc. ("Intertrade"), removed and marketed sulphur and sulphuric acid. Intertrade also produced sulphuric acid at a facility at Copperhill, Tennessee. In late 2000, Marsulex closed the Copperhill facility and ultimately disposed of its investment in

Intertrade on December 30, 2000 at a loss of $42.6 million, net of tax. In July 2001, BCT was sold to Chemtrade Logistics Income Fund for a gain of $15.1 million (see below for a description of "The Chemtrade Transaction"). Sulex Inc. is part of the Refinery Services Group.

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

In August 2000, Marsulex signed an outsourcing agreement with Holcim Inc. (formerly Holnam Inc.) and Marsulex completed a facility at Holcim's manufacturing plant in Dundee, Michigan. The Marsulex-owned facility uses a patented process that combines two by-products of the Holcim's cement making process to make CP-Gyp, a high quality replacement for natural gypsum. Under the terms of the agreement, the customer takes all of the production from the Company's facility. For a number of reasons, the customer stopped accepting product in March of 2003 and the Company subsequently idled the plant. In accordance with the terms of the agreement, an arbitrated solution is being pursued. The Company has invested in excess of US$5 million in the CP-Gyp facility and operations.

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

In April 2001, the Company announced that it had signed definitive agreements to provide environmental services for Syncrude's proposed Upgrader Expansion project at the Mildred Lake oil sands facility in Alberta. The Company's proprietary ammonium scrubber technology will be utilized to reduce both ammonia and sulphur dioxide gas emissions. Under the agreements with Syncrude, the Company will provide a package of technology and services and will own and operate a portion of the environmental compliance facilities at the Mildred Lake site. Construction of the Company's portion of the environmental compliance facilities began in 2002 and was completed in September of 2003 on schedule and on budget, and ready for commissioning and start-up. Once the facility has been started up, Marsulex will earn a fee to process and dispose of the by-products from the scrubber and will participate in income derived from the sale of the ammonium sulphate fertilizer. The total revenue generated by the service package over the 15-year life of the agreements is expected to exceed $150 million. EBITDA, once the revenue stream from the outsourced services starts, is expected to be in excess of $7.5 million per year over the life of the agreements. The agreements also provide for three 5-year extensions. Under the Company's agreement with Syncrude, Marsulex will begin receiving fees in January of 2005 even though it is now expected that Syncrude's overall UE-1 project will not be completed at that time. Syncrude will reimburse Marsulex for its carrying costs during the period between the completion of construction and the commencement of fees. During the second quarter in 2003, the Company obtained long-term financing for its portion of the environmental compliance facilities at Syncrude's UE-1 project and $40.0 million was advanced to a loan account which is held in trust. Cash draws are made on this account as construction of the facility progresses. The financing is secured by the assets of a wholly owned subsidiary of the Company and by a general guarantee from the Company until the successful start-up of the facility as defined under the terms of the loan agreement, at which time the general guarantee is released and the loan will be secured by the subsidiary's assets. If, after the successful start-up of the facility, the subsidiary fails to perform its operating obligations, the Company will become responsible for the operation of the facility. The loan bears interest at a fixed rate of 7.3% per annum with a monthly interest-only payment required until the commencement of fees, at which time the repayment of principal will be made over the next 15 years with repayments expected to commence in January 2005.

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

On July 17, 2001, the Company purchased the shares of Harrowston Investments Limited from its major shareholder, Harrowston Inc. for $2,979,000. The principal assets of Harrowston Investments Limited are comprised of future income tax assets. Harrowston Investments Limited was merged with the Company.

On December 30, 2002, the Company acquired the remaining 35% of the outstanding common shares of Sulconam Inc. for an aggregate cash purchase price of $16,590,000. The acquisition was accounted for using the purchase method of accounting and the final purchase price allocation, including the acquisition costs.

In September 2003, the Company's largest shareholder, TD Capital Canadian Private Equity Partners Fund, acquired 4.7 million non-voting shares of the Company in a private transaction. The shares were converted to voting shares and TD Capital now directly or indirectly owns or controls 58.8% of the Company's outstanding shares.

On October 7, 2003, the Company acquired the sulphur products assets in Prince George, British Columbia from Duke Energy Gas Transmission. The purchase price, including estimated acquisition costs, was $13,382,000 financed by the Company through existing cash. The acquisition has been accounted for using the purchase method of accounting and has been consolidated from the date of acquisition. The Company has had the exclusive marketing responsibility for the facilities output for almost 15 years and has participated in the earnings throughout that period. The operation was integrated into the Company's Western Markets Group and contributed to earnings in the fourth quarter.

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

o Over 20 oil refineries and industrial customers are serviced from five Marsulex owned and operated facilities in North America.
o Marsulex's proprietary ammonium scrubbing technology, which has been in commercial operation in the U.S. since 1996, is currently being installed at the Syncrude coker expansion at Mildred Lake, Alberta. The Company believes that this technology delivers the best available flue gas desulphurization efficiency related to capturing SO2 emissions and minimizing CO2 production all at better economics.
o Marsulex is the world's largest provider of traditional flue gas desulphurization systems and services to the power generation industry. Marsulex's technology is utilized in 157 units - 102 of them outside of North America. The Flue Gas Desulphurization systems ("FGD") are delivered by licensees in North America and internationally.
o Marsulex provides customers with access to leading edge proprietary technologies and economies of scale and scope.

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

Oil Refining Industry
---------------------

In the mid-1990's, Marsulex targeted the oil refining industry. Environmental regulations dealing with site air emissions, restrictions on sulphur content in refined products and the banning of the gasoline component, MTBE (methyl tertiary-butyl ether), in some parts of the U.S. have all made the cost and complexity of compliance a top industry priority. At the same time, oil refining margins and return on investment have tracked well below general industry norms, focusing attention on operating cost reductions and improved returns on net assets.

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

Power Generation Industry
-------------------------

The Company also identified the power generation industry as a similar opportunity and established a platform in this sector in 1997 by acquiring General Electric Environmental Services, Inc. In North America, there is a growing trend towards deregulation of the power industry, making cost competitiveness a key issue. In existing solid fuel- fired generating facilities, the most effective way to lower operating costs is to switch to lower cost, higher sulphur content fuels. These fuels, however, create several environmental compliance issues. Marsulex, utilizing its proven patented technologies, offers outsourcing solutions that enable power generators to meet environmental compliance obligations while creating greater fuel flexibility and access to the savings of lower cost high-sulphur fuel as well as cost avoidance opportunities and enhanced by-product revenues. Since 1997, Marsulex has sought to expand the market opportunity in the power industry by reinvesting earnings from the sector into the development of new technologies that provide solutions to emerging regulatory issues. Today, the Company offers its established international customer base a range of services to deal with NOx, SOx, particulate, and other air emission compliance issues.

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

The Company has a history of providing reliable and safe services. It has expertise with respect to plant operations and provides risk management and technical assistance with regard to gas cleaning and the handling, transportation and storage of by-products and industrial chemicals. This assistance includes developing protocols for overall risk management, the handling, transporting and storing of inputs and outputs, materials compatibility studies and advice on regulatory shipping procedures.

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

Strong Customer Relationships
-----------------------------

The Company's ability to provide its customers with a total environmental service solution that generally allows them to meet compliance requirements and minimize the cost of environmental compliance has allowed the Company to secure strong and long-standing customer relationships. In the Refinery Services Group the Company's major oil refinery customers include BP, Petro-Canada, Shell Canada Products Limited, Marathon Ashland Petroleum LLC and Sunoco, Inc. The Company or its predecessors have maintained relationships with its major oil refinery customers for an average of approximately 39 years and has established long-term relationships averaging approximately 44 years with its three most significant oil refinery customers.

Western Markets currently maintains long-term relationships with numerous customers in a variety of sectors, and for a variety of products and services. These relationships often include multiple products and are often set in multiple-year agreements. Many of these working relationships, which include predecessors, have been in place for over 30 years including the Sherritt International Corporation at Fort Saskatchewan, Alberta, Canada with supply and sourcing agreements on various products extending until up to 2008.

The Company's Power Generation Group, as the world's largest provider of traditional FGD systems and services, has developed long-standing relationships with numerous customers in North America and internationally.

Established Contracts
---------------------

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

Operating Segments

The Company's strategy to target the energy industry with outsourced compliance solutions is implemented through its Refinery Services and Power Generation operating groups. A third operating group, Western Markets, upgrades and distributes sulphur-based by-products produced as a result of customers' compliance activities. The Company has a range of expertise and services such as project execution support, finance, information systems, human resources, and risk management that are provided to each of the operating groups through a fourth non-operating segment, Corporate Support. The Company has determined that this structure is the most efficient and effective way to make these corporate support services available throughout the organization.

Refinery Services Group
-----------------------

Refinery Services provides outsourced compliance solutions to major oil refinery customers in the United States and Canada. Services are typically provided under long-term service agreements. The services provided are primarily regeneration of spent sulphuric acid produced during octane enhancement of gasoline, extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process and sulphur dioxide (`SO2') recovery to ensure air quality compliance. Refinery Services is the dominant provider of spent acid regeneration and hydrogen sulphide emission services in the U.S. mid-west and the only independent provider of hydrogen sulphide services in Canada. Spent acid regeneration represented 25% of the Company's 2003 revenue. The volumes processed by the Company's facilities are subject to the market demand and seasonal variations of its refinery customers' products, although the segment's earnings are largely protected from these variations due to the fee-based nature of the contracts. In 2003, approximately 80% of the group's earnings were generated from fees.

The major oil refinery customers for the Refinery Services Group include BP, Petro-Canada, Shell Canada Products Limited, Marathon Ashland Petroleum LLC and Sunoco, Inc. The Company's long-term relationships with its major oil refinery customers average approximately 39 years. The Company maintains close working relationships with its oil refinery customers, as failure to remove by-products or deliver specified quantities and qualities of regenerated or converted by-products can result in substantially decreased production and potentially the shut down of a refinery's operations. The Company's regeneration facilities are generally located adjacent to or are connected by pipeline with a major customer in a given geographic region, thereby reducing transportation costs and assuring such customer reliable service. The Company generally services other customers in the same region through the same facilities, which allows the Company and its customers to benefit from economies of scale.

Refinery Services also provides services to other industrial customers with similar needs to oil refineries. These include, amongst others, The Dow Chemical Company; Dow Corning Corporation; Penreco, a Texas General Partnership; and GE Silicon, LLC.

Western Markets Group
---------------------

Western Markets upgrades sulphur based by-products produced as a result of air quality compliance.

Western Markets upgrades a range of sulphur-based by-products and produces other sulphur-based chemicals at five plants based in four locations in Western Canada. The group is a leading supplier of sulphur-based chemicals in Western Canada to the pulp and paper industry, and a foremost provider of water treatment services. Its product range includes sulphuric acid, liquid sulphur dioxide, aluminum sulphate ("alum"), sodium bisulphite, aqua ammonia, carbon disulphide, and hydrogen sulphide. These products and related services are provided to numerous customers with whom it has maintained long-term relationships. These relationships often include multiple products and are often set in multi-year agreements. A large portion of the group's earnings is from risk-shared contracts. The chemical products manufactured or marketed by the Western Markets Group are discussed below.

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

Historically, fluctuations in market demand for sulphuric acid in North America have traditionally been balanced by adjustments to voluntary production (versus metallurgical). Any over-supply of metallurgical acid has, in the past, typically been absorbed by the phosphate fertilizer industry. Sulphuric acid revenue represented 14% of the Company's 2003 revenue.

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

The price of liquid sulphur dioxide varies by geographic market. The freight component of the pricing of liquid sulphur dioxide is proportionately much lower than sulphuric acid, which increases the geographic area within which the liquid sulphur dioxide can be shipped profitably. Liquid sulphur dioxide is consumed in a number of industrial processes.

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

Carbon Disulphide. Primarily used in the production of xanthates and herbicides and used as a de-waxing agent in the oil and gas industry.

Hydrogen Sulphide.  Primarily used in the nickel refining process.

Power Generation Group
----------------------

Power Generation provides outsourced environmental services, primarily air quality compliance, to customers in the power generation industry. The key target market is the worldwide power generator industry, primarily those power generator customers that utilize fossil fuels in their electricity generation processes. Fossil-fired power plants are the largest source of air pollution in North America, and over 50% of power in the U.S. is generated from coal. Management believes that this customer group represents an important long-term growth opportunity as tighter environmental regulations come into force and continued deregulation of the electric industry leads power generators to examine opportunities to lower costs and improve the efficiency of their operations. The estimated capital cost of bringing older coal-fired plants into compliance exceeds US$40 billion. To counter the slow enforcement of existing air emission control regulations in the U.S. and, therefore, commitments by utilities to new emission control equipment, the Power Generation Group increased its focus on prospective international markets and on the development of new solutions such as CleanStack(TM).

Power Generation provides products and services that allow the power generator customer to cost effectively remove sulphur dioxide gases and other pollutants from its air emissions to meet environmental regulations.

One of the Company's proprietary technologies provides customers flexibility to switch to lower cost high sulphur fuels. Its ammonium scrubbing technology captures and converts sulphur dioxide gases into granular ammonium sulphate and potassium sulphate, both readily marketable fertilizers. This technology has a high SO2 removal efficiency that allows the power generator to burn lower cost, high-sulphur fuels as well as to produce a saleable fertilizer product. This combination can substantially reduce the power generator's operating costs while still meeting environmental compliance obligations. The Company's extensive experience and customer relationships established through the installation of 157 traditional FGD systems worldwide provide a strong base from which to offer its outsourced environmental compliance solutions.

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

Revenue by Segment

 ($ 000)                           2003              2002            2001
-------------------------------------------------------------------------------

Refinery Services                  $ 71,504         $ 69,363        $  69,486
Western Markets 1                    54,295           53,953          116,005
Power Generation                      9,183           14,975           51,223
-------------------------------------------------------------------------------
                                   $134,982        $ 138,291        $ 236,714
===============================================================================

1. Includes the sulphur removal services in eastern North America until July 18, 2001.


Foreign Operations and Geographic Segments

The Company operates primarily in Canada and the United States and revenue is attributed to customers based on the location of the customer.

($ 000)                               2003             2002             2001
-------------------------------------------------------------------------------

Canada                             $ 77,052          $82,092        $ 106,880
United States                        57,881           53,209          126,995
Other                                    49            2,990            2,839
-------------------------------------------------------------------------------
                                  $ 134,982         $138,291        $ 236,714
===============================================================================

Competition

Marsulex operates in competitive markets, and some of the Company's competitors have economic resources greater than those of the Company and are well established as suppliers to the markets that Marsulex serves.

In Refinery Services, there are six other North American merchant acid regeneration companies specializing in recycling spent acid for oil refineries and chemical manufacturers including E.I. DuPont de Nemours & Co. (DuPont), PVS Chemical Solutions Inc., Peak Chemical LLC, General Chemical Corporation, and Rhodia Inc. Refinery Service's sulphur prilling operation in Long Beach, California, which converts molten sulphur into solid form for shipment overseas, has two main competitors: H.J. Baker & Bros., Inc. and California Sulphur Company.

The Western Markets group operates in a competitive environment and is subject to volume and price volatility risk. For certain products, the group shares end-use product price and volume risk with its supplier. Its major competitors include Norfalco Ltd, Teck Cominco Ltd, Border Chemical Company Ltd, ClearTech Industries Inc.

There are two primary competitors for Power Generation's ammonium FGD technology: Alstom, and Lurgi Lentjes, AG, both of which provide emission control technology to the power generation industry. Several competitors also supply other goods and services to the customers of the Power Generation group including boiler and full power trains. This integrated approach versus the Power Generation group's `pollution containment only' approach may impact the Company's ability to compete. In addition, the Power Generation group has competitors providing traditional FGD technology. They include Alstom, Advatech LLC, Babcock & Wilcox Company, FISIA Babcock Environment Gmbh, Mitsubishi Heavy Industries, Ltd., and Wheelabrator Air Pollution Control Company Inc.

Several of the Company's niche services and products are sold into select markets. There can be no assurance, however, that these markets will not attract additional competitors that could have greater financial, technological, manufacturing and marketing resources than Marsulex.

Environment, Health and Safety

The Company has a comprehensive policy on the environment directed towards minimizing the environmental impact of all its activities. Application of, and adherence to, the policy is regularly reviewed through environmental assessments, including independent reviews of the Company's assets and operations. In 2003, the Company conducted internal assessments at select facilities to verify the presence and effectiveness of its management systems. The Company also successfully underwent a rigorous external assessment of its management systems and practices in accordance with the Reverification Protocol of the Canadian Chemical Producers' Association's Responsible Care(R) initiative. Conducted approximately every three years after the initial verification of Responsible Care-in-place, Reverification involves assessment by an independent team made up of knowledgeable industry experts, a representative of the community at large and representatives of the communities in which the Company operates.

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

A Notice and Finding of Violation has been issued by federal regulators with respect to the facility in Cairo, Ohio which was sold to Chemtrade Logistics Inc. ("Chemtrade"). As part of the sale, the Company has indemnified Chemtrade against liabilities relating to the Notice and Finding of Violation issued. As part of the indemnification, the Company is obligated to reimburse Chemtrade for the necessary installation of control equipment and for any penalties which may be levied against the facility in respect of the Notice and Finding of Violation. The

Company believes that the Cairo facility is in material compliance with regulations issued by the State of Ohio as those regulations relate to allegations of federal regulators, and that the State has issued lawful permits consistent with those regulations governing the operation of the Cairo facility.

In the opinion of management, environmental compliance costs and penalties for both the Cairo and Oregon facilities, if imposed by federal regulators, will not have material adverse effect on the financial position of the Company, provided the Company is successful in prosecuting indemnity claims from the entity from which it purchased the facilities, and that sufficient monies are available to fund those indemnity obligations.

A safe workplace has always been a primary objective of the Company, whereby the goal is to encounter zero incidents of occupational injury or illness among employees and the contractors engaged at the Company's facilities.

In 2003, the occupational injury and illness frequency rose although the number of incidents remained unchanged. The Company remains committed to its goal and is redoubling efforts to improve performance in 2004. Among the highlights in 2003, the Company successfully completed construction of its new fertilizer facility at Mildred Lake Alberta, achieving over 250,000 hours of activity in 2003 without a single Recordable Injury. Five facilities have in excess of 10 years operating time without a lost time injury and none of the facilities experienced process related occurrences of a material nature.

As a member of the Canadian Chemical Producers' Association since the Company's inception, Marsulex annually re-affirms its commitment to the ethic of Responsible Care(R). Through its Codes of Practice and the Company's EH&S Management Systems, the Company continues to improve its overall performance in the responsible management of its activities and forms valuable relationships with its communities and stakeholders.

Organizational Structure - Subsidiaries
---------------------------------------

As at March 12, 2004, a Toronto-Dominion Bank fund, TD Capital Canadian Private Equity Partners, owned directly or indirectly 58.8% of the Company's outstanding shares. The following list sets forth the wholly owned subsidiaries, whether directly or indirectly, of Marsulex, as at December 31, 2003, and their jurisdiction of incorporation:

Company                                                            Jurisdiction
-------                                                            ------------

Sulconam Inc.                                                      Canada
Marsulex Environmental Technologies Corporation                    Delaware
Sulex, Inc.                                                        California
Marsol Canada Corporation                                          Canada
Marsulex Refinery Environmental Services, Inc.                     Delaware
Soucar Enterprises, LLC                                            Delaware
Investis U.S., Inc.                                                Delaware
IT Holding, Inc.                                                   Delaware
Marsulex Environmental Technologies, LLC                           Delaware
Marsulex U.S. Partnership                                          Delaware
Marsulex Nova Scotia, ULC                                          Canada
Marsulex U.S. Holdings, LLC                                        Delaware
4086554 Canada Inc.                                                Canada

Unless otherwise indicated, references made herein to "Marsulex" or the "Company" refer to Marsulex Inc. including its subsidiaries.

Property, Plant and Equipment
-----------------------------

Distribution and Facilities

Conversion and Manufacturing: The Company's conversion and regeneration facilities provide it with the ability to convert by-product sulphur streams into value-added industrial chemicals. These facilities can convert approximately 300,000 tons of sulphur dioxide gas and hydrogen sulphide gas or spent acid annually. In addition, the Company can also voluntarily produce a variety of industrial chemicals at its manufacturing facilities, including sulphuric acid, liquid sulphur dioxide, alum, and other specialty chemicals.

The following table lists the current location and products handled at each of the conversion, manufacturing, storage and transfer facilities:


                                               Square      Capacity    Capacity
    Facilities              Location           Footage    Utilization  Tons/Year              Services & Products
-------------------- ------------------------ ----------- ----------- ------------ ----------------------------------------

Environmental        Dundee, Michigan            39,500     idled           --       CP-Gyp facility idled
  Service
  Facilities
                     Montreal, Quebec            89,000       70%       54,750       Hydrogen Sulphide Processing
                     Toledo, Ohio               115,000      100%      300,000       Spent Acid Regeneration, Hydrogen
                                                                                     Sulphide Processing
                     Long Beach, California      29,079       70%      200,000       Sulphur Prilling
                     Mount Vernon,              204,450       70%      130,000       Sulphur Prilling
                     Washington
                     Whiting, Indiana            29,000       50%       20,000       Redundant Tail Gas Processing
                     Fort McMurray, Alberta      66,000         -      109,000       After Start-up and commissioning will
                                                                                     produce Ammonium Sulphate Fertilizer
                                                                                     from tail gas

Manufacturing        Calgary, Alberta             9,360       70%       16,500       Aluminum Sulphate (Alum)
  Facilities
                     Fort Saskatchewan,          72,500       85%     38,000/14,000  Alum and Sodium Bisulphite
                     Alberta
                     Fort Saskatchewan,          38,000       95%        7,300       Carbon Disulphide and Hydrogen Sulphide
                     Alberta
                     Saskatoon, Saskatchewan     11,050       70%       28,000       Alum
                     Prince George, British     266,000       95%      103,827       Acid, SO2
                       Columbia
                     Prince George, British     177,300       30%       10,800       Aluminum Sulphate (Alum)
                       Columbia

Customer Service     Calgary, Alberta             1,000         -                    Sulphuric Acid and Alum
  Storage Centres
                     Fort Saskatchewan,           3,500         -                    Sulphuric Acid, Aqueous Ammonia
                     Alberta                                                         and Alum

Office Locations     Toronto, Ontario             9,334                              Corporate Head Office
                     Chicago, Illinois              374                              U.S. Head Office and Sales Office
                     Toledo, Ohio                 1,915                              U.S. Plant Management Office
                     Lebanon, Pennsylvania       16,900 ft(2)                        Power Generation Office

All of the Company's locations are situated on Company owned land, except Prince George, British Columbia; Fort McMurray, Alberta; Oregon, Ohio; and Whiting, Indiana with land lease terms ranging up to 24 years. The facilities at Long Beach, California and Anacortes, Washington are leased. The Company also maintains leased office space in Toronto, Ontario; Chicago, Illinois; Toledo, Ohio; and Lebanon, Pennsylvania.

Construction of the Company's portion of the environmental compliance facilities at Syncrude's Upgrader Expansion project (UE-1) was completed during the third quarter of 2003 ready for commissioning and start-up. At December 31, 2003, the Company had spent $49.9 million compared to the total budget of $56.6 million and to the 2002 expenditures of $24.4 million. Syncrude will reimburse the Company for its carrying costs during the period between the completion of construction and commencement of fees. Under the agreement with Syncrude, Marsulex will begin receiving fees in January 2005 even though it is now expected that Syncrude's overall UE-1 project will not be completed at that time. During the second quarter 2003, the Company obtained long-term financing for its portion of the environmental compliance facilities at Syncrude's UE-1 project and $40.0 million was advanced to a loan account which is held in trust. The Company also has a fixed price commitment to purchase equipment and services relating to its construction of its Syncrude facility totalling $32.5 million including change orders issued during 2003. To December 31, 2003, $32.3 million (2002 - $10.4 million) had been spent and recorded as part of facilities under construction in property, plant and equipment.

ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management's Discussion & Analysis

Management's Discussion and Analysis of the Company's operating results and consolidated cash flows for the 3-year period ended December 31, 2003, liquidity and capital resources, risks and uncertainties, and critical accounting policies are incorporated by reference herein and are attached as exhibit 5.1 hereto.


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

-------------------------------- ---------------------------- --------------------------------- ---------------------------
                                        Municipality                   Position with                Director or Senior
             Name                       of Residence                      Company                    Management since
-------------------------------- ---------------------------- --------------------------------- ---------------------------

Roderick F. Barrett                   Toronto, Ontario                    Director                     April, 1993
-------------------------------- ---------------------------- --------------------------------- ---------------------------
David M. Gee                           Aurora, Ontario            Director, President and              August, 1995
                                                                  Chief Executive Officer
-------------------------------- ---------------------------- --------------------------------- ---------------------------
William A. Lambert                    Toronto, Ontario                    Director                    February, 2002
-------------------------------- ---------------------------- --------------------------------- ---------------------------
Ian M. Matheson                     Mississauga, Ontario                  Director                    October, 1989
-------------------------------- ---------------------------- --------------------------------- ---------------------------
David S. McCann                       Toronto, Ontario                    Director                    February, 2002
-------------------------------- ---------------------------- --------------------------------- ---------------------------
John A. Rogers                       Islington, Ontario                   Director                    November, 1996
-------------------------------- ---------------------------- --------------------------------- ---------------------------
Lee C. Stewart                       Weston, Connecticut                  Director                   September, 2000
-------------------------------- ---------------------------- --------------------------------- ---------------------------
Robert L. Yohe                     Bonita Springs, Florida                Director                    November, 1996
-------------------------------- ---------------------------- --------------------------------- ---------------------------
Laurie Tugman [1]                   Mississauga, Ontario          Chief Operating Officer              August, 1994
-------------------------------- ---------------------------- --------------------------------- ---------------------------
Edward R. (Ted) Irwin [1]           Mississauga, Ontario          Chief Financial Officer            September, 2001
-------------------------------- ---------------------------- --------------------------------- ---------------------------
Robert H. Cardel [1]               Washington, New Jersey        Vice President and General           December, 2001
                                                              Manager, Power Generation Group
-------------------------------- ---------------------------- --------------------------------- ---------------------------
Eric W.E. Denman [2]                  Montreal, Quebec          Vice President, Operational       November, 2000 to July
                                                                         Excellence                        2003
-------------------------------- ---------------------------- --------------------------------- ---------------------------
Doug Osborne                          Edmonton, Alberta       Vice President, Western Markets            May 1989
                                                                           Group
-------------------------------- ---------------------------- --------------------------------- ---------------------------
Brian Stasiewicz                      Chicago, Illinois           Vice President, Refinery              May, 1989
                                                                       Services Group
-------------------------------- ---------------------------- --------------------------------- ---------------------------
Judith George                          Milton, Ontario              Corporate Secretary               October, 1996
-------------------------------- ---------------------------- --------------------------------- ---------------------------

1.   Appointed to current position in March 2004.
2. As of the dates indicated, the individual resigned from their position with the Company. Residence information is as at the date of their departure.

Directors

The following sets out the Board of Directors, each of whom has been engaged in their present principal occupations for the last five years unless otherwise indicated. All directors are elected to hold office until the next annual meeting of shareholders, or subject to the Company's by-laws and to applicable laws, until such office is earlier vacated.

Roderick F. Barrett. Mr. Barrett is Managing Partner, Stikeman Elliott LLP, Barristers & Solicitors and has acted as corporate counsel to Marsulex since its inception. He serves on the board of Chemtrade Logistics Inc., as well as a number of private companies.

David M. Gee. Mr. Gee is President & Chief Executive Officer of Marsulex. He joined the Company in that position in August 1995 after extensive general management experience in manufacturing and financial services. Mr. Gee serves on the boards of Chemtrade Logistics Inc. and Norwall Group Inc., as well as a number of private companies and charities.

William A. Lambert. Mr. Lambert is a Managing Director of TD Capital Group, the private equity arm of The Toronto-Dominion Bank. He has over 12 years experience in merchant banking and investing and 10 years experience in consulting and plant engineering. He serves on the boards of other private companies.

Ian M. Matheson. Mr. Matheson is Chief Consulting Officer, Risk Management Consultants of Canada Limited. He has been a director of Marsulex since its inception. He has also held senior management positions with, and been an advisor to, major corporations in the United States and Canada including manufacturing, chemical, environmental and transportation companies. He is a director of Aon Reed Stenhouse Inc., a subsidiary of Aon Corporation, a member of the Advisory Board of First Canadian Title Company Limited, a subsidiary of The First American Corporation and serves on other boards in the insurance, financial services and manufacturing sectors.

David S. McCann. Mr. McCann is a Managing Director of TD Capital Group, the private equity arm of The Toronto-Dominion Bank. He has over 14 years experience in merchant and investment banking in the U.S. and Canada. He serves on the boards of other private companies.

John A. Rogers. Mr. Rogers is President & Chief Executive Officer, MDS Inc. He has been with MDS since 1973, holding increasingly senior positions. He was appointed to his current position in March 1996 and has been a member of the Board of Directors of MDS since 1991. He also serves on the boards of several other organizations.

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

Management Team

David M Gee, President and Chief Executive Officer. (See Directors section.)

Laurie A. Tugman, Chief Operating Officer. Mr. Tugman joined Marsulex in August 1994 as Vice President Finance & Chief Financial Officer. He was promoted in July 2001 to Executive Vice President and Chief Financial Officer responsible for the overall operations of the Company, and again in March 2004 to Chief Operating Officer. From 1990 to 1994, he was Vice President, Finance, and Chief Financial Officer, of a mine contracting, and engineering company, Dynatec International Limited. Mr. Tugman has over 20 years experience in financial and operational management in the waste management and oil and gas industries.

Edward R. (Ted) Irwin, Chief Financial Officer. Mr. Irwin joined Marsulex in September 2001 as Vice President, Finance and was promoted in March 2004 to Chief Financial Officer. Prior to joining Marsulex he was Chief Financial Officer for a publicly traded Internet content provider. From 1989 to 1999 he worked for a large consumer packaged goods company involved in manufacturing and distribution where he held progressively more senior positions including Controller, Director Business Information Systems and Director Distribution and Logistics.

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

Brian E. Stasiewicz , Vice President, Refinery Services Group. Mr. Stasiewicz has been with the Company since its inception in 1989 and joined CIL in 1983. He served in various regional and corporate sales positions.

Judith George, Corporate Secretary. Ms. George joined TD Capital Group, the private equity arm of The Toronto-Dominion Bank, as Vice President Legal and Compliance in June 2003. Prior to that date, she was Corporate Secretary of the Harrowston group of companies, which was acquired by TD Capital Group in July 2001. In addition, Ms. George has served as Corporate Secretary of the Company since October 1996.

Compensation
------------

Discussions regarding the compensation of the Company's directors and executive officers as included in Company's Management Information Circular as filed with Ontario Security Commission are hereby incorporated by reference and included as exhibit 5.2 hereto.

Board Practices
---------------

Each director is elected by the shareholders to serve until the next annual meeting of the Company or until their successor is elected or appointed. Officers are appointed by and serve at the pleasure of the Board of Directors.

Committees

The Board has established four standing committees to assist in this stewardship function. Each committee is composed of outside directors, the majority of whom (except in the case of the Environmental, Health & Safety Committee) are unrelated to the Company.

 Human Resources and Compensation Committee - This Committee is responsible for assisting the Board in determining compensation of senior management as well as reviewing the adequacy and form of directors' compensation. The Committee annually reviews the goals and objectives of the Chief Executive Officer and the Chief Operating Officer for the upcoming year and each year conducts an appraisal of the performance of Chief Executive Officer and Chief Operating Officer. The members of the committee are: Robert Yohe (Chair), David McCann and Ian Matheson.

Audit Committee - This Committee is responsible for monitoring the Company's financial reporting, accounting systems, internal controls and liaising with external auditors. The members of the committee are: John Rogers (Chair), William A. Lambert and Lee Stewart. Mr. Lambert is a Managing Director of TD Capital Group, the private equity arm of The Toronto-Dominion Bank. TD Capital Canadian Private Equity Partners Fund, a private equity fund established by The Toronto-Dominion Bank owns directly or indirectly approximately 58.8% of the Company's outstanding common shares, and therefore Mr. Lambert would not be considered independent.

 Environmental, Health and Safety Committee - This Committee is responsible for assisting the Board in monitoring environmental, health and safety issues. Responsibilities include policies on employee health and safety, the environment, product responsibility, and the transportation of hazardous materials. On a regular basis, the Committee commissions and reviews external audits related to Marsulex's compliance and reviews management's activities with respect to correcting any deficiencies. The members of the committee are: Ian Matheson (Chair) and Robert Yohe.

Corporate Governance Committee - This Committee is responsible for developing the Company's approach to corporate governance issues, advising the Board in filling vacancies on the Board and periodically reviewing the composition and effectiveness of the Board and the contribution of individual directors. The members of the committee are: Roderick Barrett (Chair), John Rogers and Robert Yohe.

Employees
---------

The Company had 180 employees, including 118 in Canada and 62 in the U.S. at December 31, 2003 (2002-180 employees; 2001 - 229 employees).

With the 2003 acquisition of Prince George, British Columbia facility, the Company added an additional unionized group of 13 employees to the already existing two unions. In 2003, the Company successfully reached new collective bargaining agreements with its unionized employees in Ohio and Prince George with no interruption in the Company's operations. In addition, the Company proactively fosters positive relationships with all of its union groups through continued open communications via the Labour Management Meeting process, which has become a regular forum. The Company and its 37 unionized employees regularly participate in open communications resulting in no production interruptions and a low number of formal grievances. In 2003, the Company and the union satisfactorily resolved all of its three formal grievances.

In 2004, none of the collective bargaining agreements are set to expire and therefore, the Company does not foresee interruptions in its operations resulting from work stoppages.

Share Ownership
---------------

To the knowledge of Marsulex as of March 12, 2004, the directors and senior management of Marsulex in aggregate beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of 120,772 shares of Marsulex, representing approximately 0.4% of the issued and outstanding common shares of Marsulex.

The following table lists the individuals who are Directors or Officers of the Company who own 1% or more of the outstanding shares of the Company, calculated as if options were exercised and shares issued:

                                                 % of Total
                         # of         # of      Outstanding   Restricted Share
                        Shares       Options       Shares      Units Granted[1]
--------------------------------------------------------------------------------

David Gee               10,000       953,500        2.9%            309,900
Laurie Tugman           12,500       327,250        1.0%            114,700


1. Performance Share Unit Plan as described in Company's Management Information Circular as filed with Ontario Security Commission and hereby incorporated by reference and included as exhibit 5.2 hereto.

The above share options range in price from $2.23 to $8.80 with a weighted average price of $3.73. The options outstanding have expiry dates ranging from August 11, 2007 to February 27, 2012 with a weighted average remaining contractual life of 5.85 years.

ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders
------------------

The following table sets forth, as of March 12, 2004, information with respect to any person who is known to the Company to beneficially own, directly or indirectly, or to exercise control or direction over more than 10% of the voting rights attached to any class of the voting securities of the Company and the total amount of voting rights attached to any class of the voting securities owned by the officers and directors as a group. The jurisdiction in which the Company is incorporated does not require disclosure by shareholders that are the beneficial owners of between 5% and 10%, hence this information is not available. On March 12, 2004, there were 31,696,698 common shares outstanding.

                                                 March 12, 2004 and
                                                    Year End 2003                2002                     2001
                                                    -------------                ----                     ----

                                                  Amount        % per       Amount      % per        Amount      % per
 Title of Class       Shareholder                 Owned         notes       Owned       notes        Owned       notes
--------------------------------------------------------------------------------------------------------------------------

Common shares        TD Capital[1]               18,631,779    58.78%     13,911,597    51.84%     13,911,597    51.83%

Non-voting
convertible shares   JPMorgan (BHCA) L.P.[2]             --        --      4,720,182    15.98%      4,720,182    15.98%

Common shares        Howson Tattersall
                     Investment Counsel
                     Limited[3]                   3,411,283    10.76%      3,411,283    12.71%      3,083,397    11.48%

Common shares        Directors and Senior
                     Management as
                     a group[4],[5]               1,853,522     5.49%      1,976,805     7.34%      2,136,453     6.78%

1. TD Capital Canadian Private Equity Partners, a fund established by The Toronto-Dominion Bank. Calculated on shares outstanding and issued.
2. Calculated as if the non-voting convertible shares were converted into common shares.
3. Based on publicly available information filed by Howson Tattersall Investment Counsel Limited on October 2, 2002 under Ontario securities law. Calculated on shares outstanding and issued on March 12, 2004.
4. Includes common shares issuable upon the exercise of all options held by the group.
5.   Calculated as if options were exercised and shares issued.


On June 17, 2003, the Company filed a Notice of Intention to make a Normal Course Issuer Bid (NCIB) with the Toronto Stock Exchange, pursuant to which the Company may purchase up to 1,341,677 of its common shares, representing approximately 5% of its 26,833,550 issued and outstanding common shares as at June 12, 2003. The NCIB commenced on June 19, 2003 and will terminate on June 18, 2004. The purchases will be made for cancellation at the market price of such shares at the time of acquisition. During the period June 19, 2003 to December 31, 2003, the Company did not acquire any shares for cancellation pursuant to the Notice of Intention to make a Normal Course Issuer Bid.

On January 29, 2002, the Company announced its intention to make a NCIB pursuant to which the Company was entitled to purchase up to 1,339,053 of its issued and outstanding common shares. The NCIB commenced on February 1, 2002 and terminated on January 31, 2003. During 2002, the Company acquired 7,500 shares for $27,000 for cancellation pursuant to the Notice of Intention to make a Normal Course Issuer Bid.

As of March 12, 2004, there were approximately 27 shareholders of record of the Company having addresses in the United States, holding approximately 145,614 common shares, or 0.5% of the Company's 31,696,698 outstanding common shares. The computation of the number and percentage of common shares held in the United States is based upon the number of common shares held by record holders with U.S. addresses. U.S. residents may beneficially own common shares held of record by non-U.S. residents.

Related Party Transactions
--------------------------

Material Transactions

The Company and TD Capital Group are parties to a management services agreement (the "Management Services Agreement") pursuant to which TD Capital provides certain management and other services to the Company, including strategic advice and advisory services regarding capital transactions. The fee for such services is $350,000 per year commencing June 1, 2001, subject to an annual inflation adjustment. Either party may terminate the Management Services Agreement at any time upon thirty days notice. The registered head office of TD Capital is 66 Wellington Street, 10th Floor, Toronto, Ontario, M5K 1A2.

Certain of the Company's Directors hold senior positions with firms that provide services to the Company and during 2003 the Company incurred fees of $1,558,000 (2002 - $3,602,000; 2001 - $3,127,000). During January and February 2004, the
Company incurred $122,000 in fees from these firms.

Indebtedness of Directors and Officers

None of the directors, executive officers or senior officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of the foregoing were indebted to the Company at any time since the beginning of the Company's most recently completed financial year.

Interest of Insiders in Material Transactions

No insider of the Company, which includes its directors and officers, has any interest in any material transaction involving the Company.


ITEM 8.      FINANCIAL INFORMATION

Consolidated Financial Statements
---------------------------------

Reference is made to Item 17 for a list of all financial statements filed as part of this Form 20-F.

Dividend Policy
---------------

It is the current policy of Marsulex to reinvest any available funds in the Company, and accordingly Marsulex has not paid cash dividends during the past 5 years and does not anticipate paying cash dividends in the near future. The Board of Directors periodically reviews this policy. The Company's debt facility limits the payment of dividends.

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

Common Shares

The common shares of the Company are traded on The Toronto Stock Exchange in Canada under the symbol "MLX". The following table sets forth the reported high and low prices of the outstanding common shares on The Toronto Stock Exchange for the periods indicated:

------------------------------------------ --------------- -------------------
Period                                          High              Low
========================================== =============== ===================

------------------------------------------ --------------- -------------------
Year Ended 1999                              $   4.85          $   2.50
------------------------------------------ --------------- -------------------
Year Ended 2000                                  4.05              1.70
------------------------------------------ --------------- -------------------
Year Ended 2001                                  4.15              1.85
------------------------------------------ --------------- -------------------

------------------------------------------ --------------- -------------------
First quarter ended March 31, 2002               5.00              3.50
------------------------------------------ --------------- -------------------
Second quarter ended June 30, 2002               4.90              3.61
------------------------------------------ --------------- -------------------
Third quarter ended September 30, 2002           4.65              3.50
------------------------------------------ --------------- -------------------
Fourth quarter ended December 31, 2002           4.25              3.00
------------------------------------------ --------------- -------------------
Year Ended 2002                                  5.00              3.00
------------------------------------------ --------------- -------------------

------------------------------------------ --------------- -------------------
First quarter ended March 31, 2003               4.10              3.00
------------------------------------------ --------------- -------------------
Second quarter ended June 30, 2003               3.90              3.05
------------------------------------------ --------------- -------------------
Third quarter ended September 30, 2003           4.25              3.60
------------------------------------------ --------------- -------------------
Fourth quarter ended December 31, 2003           5.20              4.00
------------------------------------------ --------------- -------------------
Year Ended 2003                                  5.20              3.00
------------------------------------------ --------------- -------------------

------------------------------------------ --------------- -------------------
Period                                          High              Low
========================================== =============== ===================

------------------------------------------ --------------- -------------------
Month Ended September 30, 2003                   4.10              3.60
------------------------------------------ --------------- -------------------
Month Ended October 31, 2003                     4.80              4.00
------------------------------------------ --------------- -------------------
Month Ended November 30, 2003                    5.00              4.50
------------------------------------------ --------------- -------------------
Month Ended December 31, 2003                    5.20              4.56
------------------------------------------ --------------- -------------------
Month Ended January 31, 2004                     5.20              5.10
------------------------------------------ --------------- -------------------
Month Ended February 29, 2004                    5.69              5.05
------------------------------------------ --------------- -------------------

Senior Subordinated Notes

There is currently no organized public market for the Senior Subordinated Notes and the Company does not intend to apply for a listing of the Senior Subordinated Notes on any securities exchange.

The Senior Subordinated Notes were issued under an Indenture, dated as of June 30, 1998, between the Company and The Bank of Nova Scotia Trust Company of New York, as trustee.


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

Section 4.19 of Bylaw No. 4 provides that the remuneration of the directors of the Company may, from time to time, be determined by the board. There are no restrictions in the Articles on the directors' power, in the absence of an independent quorum, to vote compensation to themselves or any member of their body. The Bylaws do not preclude any director from serving the Company in any other capacity and receiving remuneration therefore.

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

Share Rights

As of March 12, 2004, the capital stock of the Company consists of four classes of authorized shares:

1.  unlimited senior preference shares, no par value;
2.  unlimited junior preference shares, no par value;
3.  unlimited convertible shares, non-voting, no par value; and
4.  unlimited common shares, no par value.

Of these four classes, the following are issued and fully paid:

1.  nil convertible shares; and
2.  31,696,698 common shares.

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

Material Contracts
------------------

Loan Agreement

On June 5, 2003, a wholly owned subsidiary of the Company entered into a Long-term Loan agreement with First Treasury, a member of the Integrated Asset Management group of companies, to finance the Syncrude project. The loan is secured by the subsidiary's assets and the Company provides a general guarantee until the successful start-up of the facility as defined in the loan agreement, at which time the general guarantee will be released and the loan will be secured by the subsidiary's assets. If, after the successful start-up of the facility, the subsidiary fails to perform its operating obligations, the Company will become responsible for the operation of the facility and as a result the servicing of the debt. The loan bears interest at a fixed rate of 7.3% per annum with a monthly interest only payment required until the commencement of the revenue stream at which time the repayment of principal will be made over the next 15 years. The repayment of principal is expected to commence January 2005.

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

The Investment Canada Act (Canada) requires certain "non-Canadian" individuals, governments, corporations or other entities who wish to acquire control of a "Canadian business" (as defined in the Investment Canada Act), or establish a "new Canadian business" (as defined in the Investment Canada Act) to file either a notification or an application for review with the Investment Review Division of the federal Department of Industry or in the case of the acquisition of a "cultural" business (as defined in the Investment Canada Act), the Department of Canadian Heritage. The Investment Canada Act requires that acquisitions of control of a Canadian business by a "non-Canadian" that meet specified financial thresholds be reviewed and approved by the Minister responsible for the Investment Canada Act on the basis that the Minister is satisfied, or deemed to be satisfied, that the acquisition is "likely to be of net benefit to Canada," having regard to criteria set forth in the Investment Canada Act. The Investment Canada Act provides detailed rules for determining whether control has been or will be acquired. The acquisition of one-third or more of the voting shares of a corporation may be considered an acquisition of control. Generally, reviewable acquisitions of control may not be implemented before being approved by the Minister. Failure to comply with the review provisions of the Investment Canada Act could ultimately result in, among other things, a court order directing divestiture of the Canadian business.

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

Documents on Display
--------------------

The Company is subject to certain of the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, has and will file reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information filed with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W. Washington, D.C. 20549. Copies of such material can also be obtained from the principal office of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an Internet site, www.sec.gov, that contains reports and other information regarding companies that file with the SEC.


ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to changes in the market price of the chemicals it sells, and to fluctuations in the foreign currency exchange and interest rates primarily in its cash, debt, and foreign currency transactions, all in the normal course of business.

Interest Rate Risk
------------------

The interest rate on the Company's U.S. denominated long-term debt is fixed under contractual agreements. The Senior Subordinated Notes bear interest of 9 5/8% while the Long-term Loan bears interest of 7.3%.

The following table demonstrates the maturity of the Company's fixed rate debt:


                                                                                                         Fair Value
($000)                           2004      2005      2006      2007      2008     Thereafter    Total   Dec 31, 2003
----------------------------- --------- ---------- --------- --------- --------- ------------ --------- -------------

9 5/8% Senior Subordinated
   Notes [1]                       --         --        --        --    79,196          --     79,196        81,968
7.3% Long-Term Loan[2]             --      1,370     1,473     1,585     1,704       33,868    40,000        40,651

============================= ========= ========== ========= ========= ========= ============ ========= =============

1. The Senior Subordinated Notes are denominated in U.S. dollars and converted at the December 31, 2003 year-end rate of 1.3033. The Notes mature at the end of June 2008 and are redeemable at the option of the Company at specified redemption premiums.
2. On June 5, 2003 a wholly owned subsidiary of the Company entered into a Long-term Loan agreement to finance the Syncrude project and is secured by the subsidiary's assets. The Company provides a general guarantee until the successful start-up of the facility as defined in the loan agreement at which time the general guarantee will be released and the loan will be secured by the subsidiary's assets. If, after the successful start-up of the facility, the subsidiary fails to perform its operating obligations, the Company will become responsible for the operation of the facility and as a result the servicing of the debt. The loan bears interest at a fixed rate of 7.3% per annum with a monthly interest only payment required until the commencement of the revenue stream at which time the repayment of principal will be made over the next 15 years. The repayment of principal is expected to commence January 2005.

Foreign Currency Risk
---------------------

The following table provides the percentage of Marsulex's revenues that were denominated in U.S. dollars.

                                             2003         2002        2001
---------------------------------------- ------------ ----------- ------------

                                             42.9%        40.6%       54.8%
======================================== ============ =========== ============

Historically, Marsulex has hedged its U.S. dollar cash flow by financing its business largely with U.S. dollar debt.

A one-cent change in the value of the Canadian dollar resulting from a stronger U.S. dollar against the Canadian dollar has the following favourable impact:


($ millions)                                 2003         2002        2001
---------------------------------------- ------------ ----------- ------------

Gross margin                                 $0.2         $0.3         $0.5
EBITDA                                       $0.1         $0.2         $0.2
======================================== ============ =========== ============

The U.S. dollar interest expense, when combined with U.S. dollar depreciation and amortization expenses, limits the exposure of net income to foreign exchange fluctuations. A one-cent devaluation in the U.S. dollar reduces net income by less than $0.2 million.

Chemical Prices
---------------

Industrial chemicals sold by the Company are subject to market price fluctuations. In addition, regional supply and demand imbalances can lead to isolated price erosion.

The Company's end-use contracts generally have a "meet or release" provision. As a result, competitive pressure can cause Marsulex to lower selling prices in order to retain the volume.

In some contracts, commodity price exposure is either shared with, or borne entirely by, the generator customers. A number of significant contracts are structured as fee-based so that the Company bears no end-product risk at all. As time goes by, the Company expects to generate more revenue from these arrangements thereby reducing the risk of significant changes in chemical prices. The following table demonstrates the percent of revenue from continuing operations derived from fee-based and risk-sharing arrangements:

                                             2003         2002        2001
---------------------------------------- ------------ ----------- ------------

Fee-based                                   43.6%         53.5%         52.3%
Risk-sharing                                12.9%         21.8%         29.8%
======================================== ============ =========== ============

For the contracts that are subject to commodity price fluctuations, a one dollar change in price would result in an approximate 1% change in gross profit.


ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                    PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUINCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.     CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and other procedures that are designed to ensure that information required to be disclosed by the Company in reports filed or submitted by it under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. The Company's Chief Executive Officer and Chief Financial Officer have evaluated the Company's disclosure controls and procedures as of the period covered by this Annual Report on Form 20-F and have determined that such disclosure controls and procedures are effective.

Internal Control Over Financial Reporting

Since the most recent evaluation of the Company's internal control over financial reporting, there have not been any significant changes in the Company's internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

ITEM 16A     AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Mr. John Rogers, an individual serving on the audit committee of the Company's Board of Directors, is an audit committee financial expert, as that term is defined in Item 401(h)(2) of Regulation S-K under the Securities Exchange Act of 1934, as amended. The Board of Directors of the Company has also determined that Mr. Rogers is independent, as that term is defined in the applicable listing standards of the Nasdaq Stock Market, Inc.

ITEM 16B     CODE OF ETHICS

The Company has adopted a Code of Conduct that applies to its all of its employees including executives, senior officers, and members of the board of directors. The Company has attached a copy of the Code of Conduct as exhibit 1.3 and has posted the text on its website. It can be viewed by visiting the Company's website at www.marsulex.com and selecting "Investor".

ITEM 16C     PRINCIPLE ACCOUNTANT FEES AND SERVICES


Fees paid during the fiscal year ended December 31         2003           2002
--------------------------------------------------  ------------- --------------
Audit Fees                                              178,000        146,500
Audit Related Fees                                       42,800         89,121
Tax Service Fees                                        227,500        716,787
Other Fees                                               16,800             --
--------------------------------------------------  ------------- --------------
Total                                                   465,100        952,408
==================================================  ============= ==============

The Audit Committee has adopted policies and procedures for the pre-approval of audit related, tax services and other non-audit services provided by the auditors. These policies and procedures are summarized below.

The terms of engagement and scope of the annual audit of the financial statements are agreed to by the Audit Committee in advance of the engagement of the auditors in respect of the annual audit. The Audit Committee approves the audit fees.

The auditors are not permitted to provide non-audit services that would compromise their independence or violate any laws or regulations that would affect their appointment as auditors. They are eligible for selection to provide non-audit services only to the extent that their skills and experience make them a logical supplier of the services. The Audit Committee must pre-approve the provision of all non-audit services by the auditors and will consider regulatory guidelines in determining the scope of permitted services. The Audit Committee has pre-approved non-audit services in respect of individual assignments for permitted services that meet certain criteria. Assignments outside these parameters must be specifically pre-approved by the Audit Committee in advance of commissioning the work. Aggregate non-audit fees must not exceed the annual audit fee in any given year, unless approved in advance by the Audit Committee.

In 2003, the Audit Committee of the Company approved all audit related, tax services and other non-audit services performed by the Company's auditors.

ITEM 16D     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

                                   PART III

ITEM 17.     FINANCIAL STATEMENTS

The Consolidated financial statements of the Company have been prepared on the basis of Canadian GAAP. A reconciliation to U.S. GAAP appears in Note 20 thereto.

Marsulex Inc. Consolidated Financial Statements                           Page
----------------------------------------------------------------------- --------

Management's Responsibilities for Financial Reporting                      FS-1
Auditors' Report                                                           FS-2
Comment by Auditors for U.S. Readers on Canada-U.S.
   Reporting Differences                                                   FS-3
Consolidated Balance Sheet at December 31, 2003                            FS-4
Consolidated Statement of Operations for the years ended
   December 31, 2001, 2002 and 2003                                        FS-5
Consolidated Statements of Retained Earnings for the years ended
   December 31, 2001, 2002 and 2003                                        FS-6
Consolidated Statement of Cash Flows for the years ended
   December 31, 2001, 2002 and 2003                                        FS-7
Notes to the Consolidated Financial Statements                             FS-8



ITEM 18.     FINANCIAL STATEMENTS

The Company has responded to Item 17 in lieu of responding to this item.

ITEM 19.     EXHIBITS

-------------- -----------------------------------------------------------------
Exhibit Number Description
-------------- -----------------------------------------------------------------
      1.1      Articles of Incorporation of the Company[1]
-------------- -----------------------------------------------------------------
      1.2      By-laws of the Company[1]
-------------- -----------------------------------------------------------------
      1.3      Code of Conduct
-------------- -----------------------------------------------------------------
      2.1      Indenture between Marsulex Inc. and the Bank of Nova Scotia
               Trust Company of New York for up to US$155,000,000 in 9-5/8%
               Senior Subordinated Notes[2]
-------------- -----------------------------------------------------------------
      4.1      CEO Supplemental Pension Plan[1]
-------------- -----------------------------------------------------------------
      4.2      Amended and Restated Asset and Share Purchase Agreement[3]
-------------- -----------------------------------------------------------------
      4.3      Amended and Restated Share and Debt Purchase Agreement[3]
-------------- -----------------------------------------------------------------
      4.4      Share Purchase Agreement (Shares of Sulconam Inc.)[4]
-------------- -----------------------------------------------------------------
      4.5      Loan Agreement
-------------- -----------------------------------------------------------------
      5.1      Management's Discussion and Analysis
-------------- -----------------------------------------------------------------
      5.2      Management Information Circular
-------------- -----------------------------------------------------------------
      8        Listing of Marsulex subsidiaries (included on page 19 hereof)
-------------- -----------------------------------------------------------------
      12.1     Certification of Chief Executive Officer and Chief Financial
               Officer Pursuant to Section 302 of the
               Sarbanes-Oxley Act of 2002
-------------- -----------------------------------------------------------------
      13.1     Certification of Chief Executive Officer and Chief Financial
               Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
-------------- -----------------------------------------------------------------

1. Incorporated by reference to exhibits of the Company's Form 20-F (registration number 333-09410) filed with the SEC on June 27, 2001.
2. Incorporated by reference to Exhibit 7.1 of the Company's Form F-10 (registration number 333-09410) filed with the SEC on September 17, 1998.
3. Incorporated by reference to exhibits of the Company's Amendment No. 1 of the Form 20-F (registration number 333-09410) filed with the SEC on July 8, 2002.
4. Incorporated by reference to exhibits of the Company's Amendment No. 1 of the Form 20-F (registration number 333-09410) filed with the SEC on March 18, 2003.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form-20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MARSULEX INC.






By:  /s/ David M. Gee
    ----------------------------
Name:  David M. Gee

Title: President and Chief Executive Officer


Dated this 25th day of March, 2004

Index to Exhibits
-------------- -----------------------------------------------------------------
Exhibit Number Description
-------------- -----------------------------------------------------------------
      1.1      Articles of Incorporation of the Company[1]
-------------- -----------------------------------------------------------------
      1.2      By-laws of the Company[1]
-------------- -----------------------------------------------------------------
      1.3      Code of Conduct
-------------- -----------------------------------------------------------------
      2.1      Indenture between Marsulex Inc. and the Bank of Nova Scotia
               Trust Company of New York for up to US$155,000,000 in 9-5/8%
               Senior Subordinated Notes[2]
-------------- -----------------------------------------------------------------
      4.1      CEO Supplemental Pension Plan[1]
-------------- -----------------------------------------------------------------
      4.2      Amended and Restated Asset and Share Purchase Agreement[3]
-------------- -----------------------------------------------------------------
      4.3      Amended and Restated Share and Debt Purchase Agreement[3]
-------------- -----------------------------------------------------------------
      4.4      Share Purchase Agreement (Shares of Sulconam Inc.)[4]
-------------- -----------------------------------------------------------------
      4.5      Loan Agreement
-------------- -----------------------------------------------------------------
      5.1      Management's Discussion and Analysis
-------------- -----------------------------------------------------------------
      5.2      Management Information Circular
-------------- -----------------------------------------------------------------
      8        Listing of Marsulex subsidiaries (included on page 19 hereof)
-------------- -----------------------------------------------------------------
      12.1     Certification of Chief Executive Officer and Chief Financial
               Officer Pursuant to Section 302 of the
               Sarbanes-Oxley Act of 2002
-------------- -----------------------------------------------------------------
      13.1     Certification of Chief Executive Officer and Chief Financial
               Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
-------------- -----------------------------------------------------------------

Management's Responsibility for Financial Reporting


The management of Marsulex Inc. is responsible for the integrity of the accompanying Consolidated Financial Statements and all other information in the annual report. The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles applied on a consistent basis and which recognize the necessity of relying on best estimates and informed judgements. The most significant of these accounting principles have been set out in Note 1 to the Consolidated Financial Statements.

To discharge its responsibilities for financial reporting and safeguarding of assets, management depends on the Company's systems of internal accounting control. These systems are designed to provide reasonable and cost-effective assurance that the financial records are reliable and form a proper basis for the timely and accurate preparation of financial statements.

The Board of Directors oversees management's responsibilities for financial statements primarily through the activities of its Audit Committee, which is composed solely of Directors who are neither officers nor employees of the Company. This Committee meets regularly with financial management and the independent auditors to discuss internal controls, auditing matters and financial reporting issues. The Audit Committee reviews the Consolidated Financial Statements and Management's Discussion and Analysis prior to the Board of Directors' approving them for inclusion in the Annual Report. The Audit Committee also meets with the auditors without the presence of management, to discuss the results of their audit and the quality of financial reporting.

The financial statements have been audited by KPMG LLP, Chartered Accountants. Their report outlines the scope of their examinations and opinion on the Consolidated Financial Statements.



/s/David M. Gee             /s/Laurie Tugman            /s/Edward R. Irwin
-------------------------   -------------------------   ------------------------
David M. Gee                Laurie Tugman               Edward R. Irwin
President                   Executive Vice President    Vice President, Finance
& Chief Executive Officer   & Chief Financial Officer

Toronto, Canada
February 12, 2004

Auditors' Report to the Shareholders


We have audited the consolidated balance sheets of Marsulex Inc. as at December 31, 2003 and 2002 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.


/s/KPMG LLP

Chartered Accountants

Toronto, Canada
February 12, 2004

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences


In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the change described in note 1(g) (relating to amortization of goodwill prior to 2002), to the consolidated financial statements as at December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003. Our report to the shareholders dated February 12, 2004 is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.


/s/KPMG LLP

Chartered Accountants

Toronto, Canada
February 12, 2004

Consolidated Balance Sheets
(In thousands of dollars)
December 31, 2003 and 2002
------------------------------------------------------------------------------ ------------------ ----------------

                                                                                           2003             2002
                                                                                                       (restated
                                                                                                      note 2(c))
------------------------------------------------------------------------------ ------------------ ----------------

ASSETS
Current assets:
   Cash and cash equivalents                                                          $  16,375         $  7,940
   Cash held in trust (note 11(a))                                                       10,071               --
   Accounts receivable                                                                   19,621           25,332
   Due from Chemtrade Logistics (note 4(c))                                                 900              900
   Inventories (note 8)                                                                   2,760            1,888
   Future tax asset (note 16)                                                               605              267
   Prepaid expenses and other assets                                                      1,597            1,102
------------------------------------------------------------------------------ ------------------ ----------------
                                                                                         51,929           37,429

Long-term portion of cash held in trust (note 11(a))                                      7,500               --
Property, plant and equipment (note 9)                                                  156,679          134,648
Deferred charges and other assets, net of accumulated amortization                        2,378            5,337
Goodwill and intangible assets, net of accumulated amortization (note 10)                52,003           61,831

------------------------------------------------------------------------------ ------------------ ----------------
                                                                                     $  270,489        $ 239,245
============================================================================== ================== ================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                                   $   9,765         $  9,207
   Accrued liabilities (note 14)                                                         14,978           11,348
   Income taxes payable                                                                   1,385              838
   Interest payable                                                                         122               --
------------------------------------------------------------------------------ ------------------ ----------------
                                                                                         26,250           21,393

Long-term debt (note 11)                                                                119,196           95,943
Deferred revenues                                                                           796            1,818
Other liabilities                                                                         9,025           10,573
Future tax liability (note 16)                                                           18,395           17,816

Shareholders' equity:
   Capital stock (note 12)                                                               57,973           57,625
   Retained earnings                                                                     38,290           31,432
   Foreign currency translation adjustment                                                  564            2,645
------------------------------------------------------------------------------ ------------------ ----------------
                                                                                         96,827           91,702
------------------------------------------------------------------------------ ------------------ ----------------
                                                                                     $  270,489        $ 239,245
Commitments and contingencies (note 15)
============================================================================== ================== ================
See accompanying notes to the consolidated financial statements.

On behalf of the Board:



                     /s/John Rogers                    /s/Lee C. Stewart

                     John Rogers                       Lee C. Stewart
                     Director                          Director


Consolidated Statements of Operations (In thousands of dollars, except per share amounts) Years ended December 31, 2003, 2002, and 2001
------------------------------------------------------------------------ ----------------- ---------------- -----------------
                                                                                  2003             2002              2001
                                                                                              (restated         (restated
                                                                                             note 2(c))        note 2(c))
------------------------------------------------------------------------ ----------------- ---------------- -----------------

Revenue                                                                     $    134,982     $   138,291      $   236,714
Cost of sales and services                                                        86,546          90,028          170,412
------------------------------------------------------------------------ ----------------- ---------------- -----------------
Gross profit                                                                      48,436          48,263           66,302
Selling, general, administrative and other costs                                  19,663          20,747           26,273
Foreign exchange (gains) losses on monetary items                                 (2,057)           (569)             471
Loss on disposal of property, plant and equipment                                     --              20               59
Depreciation                                                                      15,727          15,660           15,170
Unusual items (note 3)                                                             1,422           7,487          (55,556)
Foreign exchange loss on Senior Notes                                                 --              --              968
Amortization of deferred charges and intangible assets                               726             387            1,074
Interest expense                                                                   9,755          13,684           18,085
Interest capitalized                                                              (3,738)         (2,572)          (1,065)
Interest income                                                                     (730)         (1,942)          (3,141)
------------------------------------------------------------------------ ----------------- ---------------- -----------------
Earnings (loss) from continuing operations before income taxes,
    minority interest and amortization of goodwill                                 7,668          (4,639)          63,964

Income taxes (recovery):
    Current                                                                          559           2,706            5,491
    Future                                                                           251          (1,162)           6,777
------------------------------------------------------------------------ ----------------- ---------------- -----------------
                                                                                     810           1,544           12,268
------------------------------------------------------------------------ ----------------- ---------------- -----------------
Earnings (loss) from continuing operations before minority interest
    and amortization of goodwill                                                   6,858          (6,183)          51,696

Minority interest                                                                     --           1,595            1,403
------------------------------------------------------------------------ ----------------- ---------------- -----------------
Earnings (loss) from continuing operations before amortization of
    goodwill                                                                       6,858          (7,778)          50,293

Amortization of goodwill, net of income taxes (note 10)                               --              --            3,555
------------------------------------------------------------------------ ----------------- ---------------- -----------------
Earnings (loss) from continuing operations                                         6,858          (7,778)          46,738

Earnings from discontinued operations, net of tax (note 4(b))                         --              --           16,644
------------------------------------------------------------------------ ----------------- ---------------- -----------------
Net earnings (loss)                                                         $      6,858     $     (7,778)     $    63,382
======================================================================== ================= ================ =================

Earnings (loss) per share (note 13(a)):
    Basic:
      Before amortization of goodwill                                       $       0.22     $      (0.25)     $     1.60
      From continuing operations                                                    0.22            (0.25)           1.48
      Net earnings (loss)                                                           0.22            (0.25)           2.01
    Diluted:
      Before amortization of goodwill                                               0.21            (0.25)           1.58
      From continuing operations                                                    0.21            (0.25)           1.47
      Net earnings (loss)                                                           0.21            (0.25)           2.00

------------------------------------------------------------------------ ----------------- ---------------- -----------------
See accompanying notes to consolidated financial statements.



Consolidated Statements of Retained Earnings
(In thousands of dollars)
Years ended December 31, 2003, 2002, and 2001
------------------------------------------------------------------------ ----------------- ---------------- -----------------

                                                                                  2003             2002              2001
                                                                                              (restated         (restated
                                                                                             note 2(c))        note 2(c))
------------------------------------------------------------------------ ----------------- ---------------- -----------------

Retained earnings (deficit), beginning of year:                            $    31,432      $     39,223     $    (23,934)

Change in accounting policy (note 2(c))                                             --                --             (225)

Premium on common stock purchased for cancellation (note 12)                        --               (13)              --
Net earnings (loss)                                                              6,858            (7,778)          63,382
------------------------------------------------------------------------ ----------------- ---------------- -----------------
Retained earnings, end of year                                             $    38,290      $     31,432     $     39,223

------------------------------------------------------------------------ ----------------- ---------------- -----------------
See accompanying notes to consolidated financial statements.



Consolidated Statements of Cash Flows
(In thousands of dollars)
Years ended December 31, 2003, 2002, and 2001
------------------------------------------------------------------------ ----------------- --------------- ------------------
                                                                                  2003            2002               2001
                                                                                             (restated          (restated
                                                                                            note 2(c))         note 2(c))
------------------------------------------------------------------------ ----------------- --------------- ------------------

Cash provided by (used in):

Operating activities:
   Net earnings (loss)                                                     $       6,858    $    (7,778)     $      63,382
   Items not affecting cash:
      Earnings from discontinued operations                                           --             --            (16,644)
      Depreciation                                                                15,727         15,660             15,170
      Loss on disposal of property, plant and equipment                               --             20                 59
      Non-cash unusual items (note 3)                                                685          6,679            (58,250)
      Foreign exchange loss on Senior Notes                                           --             --                968
      Amortization of deferred charges and intangible assets                         726            387              1,074
      Amortization of goodwill                                                        --             --              4,802
      Future income taxes                                                            251         (1,162)             6,164
      Minority interest                                                               --          1,595              1,403
      Other non-cash items                                                           214            235              1,158
------------------------------------------------------------------------ ----------------- --------------- ------------------
                                                                                  24,461         15,636             19,286
Change in non-cash operating working capital         (note 7)                      4,979         (5,541)            (4,612)
------------------------------------------------------------------------ ----------------- --------------- ------------------
   Cash provided by continuing operations                                         29,440         10,095             14,674
   Cash used in discontinued operations                                               --             --             (3,723)
======================================================================== ================= =============== ==================
                                                                                  29,440         10,095             10,951

Financing activities:
   Issuance of common stock (note 12)                                                348            133                 --
   Repurchase of common stock (note 12)                                               --            (27)                --
   Repayment of long-term debt                                                        --        (69,492)           (37,723)
   Increase in long-term debt                                                     40,000             --                 --
   Cash used in discontinued operations                                               --             --               (380)
------------------------------------------------------------------------ ----------------- --------------- ------------------
                                                                                  40,348        (69,386)           (38,103)
Investing activities:
   Proceeds on disposal of property, plant and equipment                              --          3,358            128,991
   Additions to property, plant and equipment                                    (32,583)       (40,977)           (29,775)
   Increase in deferred charges                                                     (168)            --             (5,851)
   Acquisitions (note 5)                                                         (11,604)       (16,590)            (2,979)
   Increase in cash held in trust (note 11(a))                                   (17,571)            --                 --
   Decrease (increase) in other assets                                             1,650           (183)                58
   Note from Chemtrade Logistics (note 4(c))                                          --          4,305             (4,305)
   Cash provided by discontinued operations                                           --             --             28,269
------------------------------------------------------------------------ ----------------- --------------- ------------------
                                                                                 (60,276)       (50,087)           114,408
Foreign exchange loss on cash held in foreign currency                            (1,077)          (830)            (1,107)
------------------------------------------------------------------------ ----------------- --------------- ------------------
Increase (decrease) in cash and cash equivalents                                   8,435       (110,208)            86,149

Cash and cash equivalents, beginning of year                                       7,940        118,148             31,999
------------------------------------------------------------------------ ----------------- --------------- ------------------
Cash and cash equivalents, end of year                                     $      16,375    $     7,940      $     118,148
======================================================================== ================= =============== ==================

Supplemental cash flow information:
   Interest paid                                                           $       9,633    $    13,688      $      18,029
   Income taxes paid, net of refunds                                                 559          2,008              3,480
------------------------------------------------------------------------ ----------------- --------------- ------------------
See accompanying notes to consolidated financial statements.


Notes to Consolidated Financial Statements
(Tabular amounts in thousands of dollars)
Years ended December 31, 2003, 2002 and 2001

1. Significant accounting policies:


(a) Basis of presentation:

     These consolidated financial statements include the accounts of Marsulex Inc. (the Company) and its subsidiaries from their respective dates of acquisition. All intercompany transactions have been eliminated.

(b) Cash and cash equivalents:

     Cash equivalents are comprised of highly liquid investments having remaining terms of maturity of 90 days or less when acquired. They are valued at cost plus accrued interest, which approximates market value.

(c) Inventories:

     Inventories are valued at the lower of average cost and net realizable value, with cost including the purchase cost of raw materials and operating supplies and the cost of production for work in process and finished goods.

(d) Property, plant and equipment:

     Property, plant and equipment is stated at cost. Depreciation is charged on a straight-line basis over the economic useful lives of the related assets or where applicable the lower of the economic useful lives of the related assets and the duration of the related customer contracts, which range from three to 22 years.

     The Company includes, as part of the cost of its plant and equipment, all interest costs incurred prior to the asset becoming available for operation, providing the resulting capital cost does not exceed the net recoverable amount of the asset.

(e) Asset retirement obligations:

     The Company recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of the fair value can be determined. The liability is measured at fair value and is adjusted to its present value in subsequent periods as accretion expense, and the impact of changes in timing or amount of estimated cashflows is recorded. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived assets and the asset is depreciated over the asset's estimated useful life.

(f) Intangible assets:

     Intangibles include the estimated value at the date of acquisition of long-term contractual customer relationships and other intangible assets. Where customer relationships do not have a history of renewal, they are amortized over the contract terms. Intangibles associated with other relationships are amortized over their expected life, which is currently eight years.

(g) Goodwill:

     Goodwill is initially recorded as the excess of the Company's cost over the fair value of the net identifiable assets acquired in a business combination. The amount of the goodwill is assigned to the respective reporting unit. On an annual basis, the Company assesses the carrying value of goodwill based upon the fair value of the related reporting unit. If any impairment in the value of the reporting unit exists, the implied fair value of goodwill allocated to that reporting unit is determined and compared to the carrying value of the goodwill. Any impairment that exists following the assessment is recorded as a charge to the income statement at the time the impairment occurs as part of earnings from continuing operations.

     Prior to 2002, goodwill was amortized on a straight-line basis over its estimated life of up to 40 years. The Company determined whether permanent impairment had occurred by regularly revaluing the expected operating cash flows of the respective assets acquired.

(h) Deferred charges:

     Deferred charges are amortized on a straight-line basis over the life of the contract to which they relate (up to 10 years).

(i)  Foreign currency translation:

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

     Gains and losses on the translation of the US dollar-denominated Senior Subordinated Notes (note 11) used for the acquisition of the Company's self-sustaining foreign operations are considered to be a hedge of the net investment in the self-sustaining operations and are offset against the exchange gains or losses arising on translation of the financial statements of the foreign operation and are included in the foreign currency translation adjustment.

     Monetary assets and liabilities denominated in US dollars of non self-sustaining operations have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. All revenue and expenses denominated in US dollars are translated at average rates in effect during the year. Translation gains and losses are included in the consolidated statements of operations.

(j) Revenue recognition:

     Revenue from the sale of by-products and other chemicals is recognized at the time of shipment when title transfers. Revenue associated with providing services and technology fees is recognized as services are rendered, and technology fees are earned. Revenue from contracts for the supply and installation of air pollution control systems is recorded as the services are performed, using the percentage-of-completion method. The effect of changes in total estimated income for each contract is recognized in the year in which the determination is made. Losses on contracts are fully recognized when they become evident.

(k) Employee future benefit plans:

     The Company accrues its obligations under employee benefit plans and the related costs net of plan assets and has adopted the following policies:

i) The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs.

ii) For the purpose of calculating the expected return on plan assets, those assets are valued at fair value.

iii) The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets at the beginning of the year is amortized over the average remaining service period of active employees. The average remaining service period of the active employees covered by the pension plans is between 12 and 14 years. The average remaining service period of the active employees covered by the other retirement benefit plans is between 8 and 12 years.

(l)      Environmental obligations:

     Liabilities are recorded when environmental claims or remedial efforts are probable and the costs can be reasonably estimated. Environmental expenditures that relate to current operations are expensed or capitalized as appropriate.

(m) Stock-based compensation:

     The Company provides compensation to certain employees, officers and directors in the form of stock options. The Company follows the settlement method of accounting for awards granted prior to January 1, 2003. Using this method, no expense is recognized for stock options as the strike price is set at the market price on the day the awards are issued. When stock options are exercised, the proceeds received by the Company are credited to common shares. For awards granted after January 1, 2003, the fair value method is used. Under this method the Company records the fair value of the options granted over the vesting period as an expense. The offset for these expenses is recorded in contributed surplus until the options are exercised.

     The Company also provides compensation to certain employees, key persons, and Directors in the form of Deferred Share Units (DSU's) and Performance Share Units (PSU's). Both of these awards may be settled at the holder's option in cash or common stock purchased on the open market. These awards are accounted for using the intrinsic value method such that the value of the share units at grant date, together with subsequent changes in the common share price in relation to the share unit prices, are recorded as compensation expense over the grant period.

(n) Use of estimates:

     The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

(o) Comparative figures:

     Certain 2002 and 2001 comparative figures have been reclassified to conform to the financial statement presentation adopted in 2003.

2. Other recent accounting prouncements:

     Effective January 1, 2003, the Company adopted the following new recommendations of The Canadian Institute of Chartered Accountants: (CICA) Accounting Guideline (AcG 13) Hedging Relationships, Handbook Section 3063 "Impairment of Long-Lived Assets" , revised Section 3475 "Disposal of Long-Lived Assets and Discontinued Operations", and Section 3110 "Asset Retirement Obligations". The details of the accounting policy changes are noted below:

(a) Hedging relationships:

     The Company adopted the new CICA Accounting Guideline (AcG 13) Hedging Relationships on January 1, 2003. This guideline requires the identification, designation, documentation and assessment of the effectiveness of hedging relationships for the purpose of applying hedge accounting. The adoption of this standard did not have an impact on its financial position since the Company's only material hedging relationship relates to its US dollar denominated debt used to acquire its US operations.

(b) Impairment of long-lived assets and discontinued operations:

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

     On January 1, 2003, the Company adopted the standards of the new Section 3063 and 3074 and this adoption did not have a material impact on the financial statements.

(c)  Asset retirement obligations:

     On January 1, 2003, the Company early-adopted the new CICA accounting standard for asset retirement obligations. Previously when the cost of the site restoration exceeded the salvage value of the asset, the expected settlement amount of the asset retirement costs were systematically accrued to the expected settlement amount in the year the obligation was anticipated to settle. Under the new policy, asset retirement obligations which relate to its legal obligations arising from construction or use of a long-lived asset are recognized in the period in which they are incurred if a reasonable estimate of the fair value can be determined. The liability is measured at fair value and is adjusted to its present value in subsequent periods as accretion expense is recorded. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived assets and the asset is depreciated over the asset's estimated useful life.

     This standard is consistent with FAS No. 143 which the Company adopted for US GAAP purposes effective January 1, 2003.

     ------------------------------------------------------------------------------------------- ----------- ------------
     Effect on opening retained earnings in the consolidated balance sheets                2003        2002         2001
     ------------------------------------------------------------------------------- ----------- ----------- ------------
     Asset retirement cost, included in property, plant and equipment                   $  466    $    466    $     466
     Accumulated depreciation on property, plant and equipment                            (242)       (189)        (136)
     Asset retirement obligation, included in other liabilities                           (685)       (627)        (569)
     Future tax liability                                                                   28          21           14
     ------------------------------------------------------------------------------- ----------- ----------- ------------
     Opening retained earnings                                                          $ (433)   $   (329)   $    (225)
     ------------------------------------------------------------------------------- ----------- ----------- ------------

     ------------------------------------------------------------------------------- ----------- ----------- ------------
     Effect on the consolidated statement of operations                                    2003        2002         2001
     ------------------------------------------------------------------------------- ----------- ----------- ------------
     Accretion expense                                                                 $    61    $     58    $      58
     Depreciation expense                                                                   54          53           53
     Future tax recovery                                                                    (8)         (7)          (7)
     ------------------------------------------------------------------------------- ----------- ----------- ------------
     Total impact to net earnings                                                      $   107    $    104    $     104
     ------------------------------------------------------------------------------- ----------- ----------- ------------

     Under this change in accounting standard, the Company is recognizing its future asset retirement costs where the Company has determined legal obligations exist, including Company properties that are on leased land, which revert back to the lessor and the Company has a legal obligation under the landlease agreement to remove improvements and structures from the property. The estimated amount of undiscounted retirement costs relating to these properties is $2,550,000. These costs are expected to be settled between 6 and 30 years and using a 1% inflation rate, the present value of the future asset retirement costs was determined with a credit-adjusted risk-free discount rate of 8.5%.

3. Unusual items:

     Consolidated Statements of Operations
     ------------------------------------------------------------------------------ ------------- ----------- -------------
                                                                                          2003         2002         2001
     ------------------------------------------------------------------------------ ------------- ----------- -------------

     Expenses incurred on cancellation of stock options held by former employees
         (note 12)                                                                     $   737     $     --   $        --
     Gain on disposal of sulphur removal assets (note 4(a))                                 --           --       (64,768)
     Loss (gain) on disposal of parts and service business and other assets
        (note 6)                                                                           685       (4,014)           --
     Expenses incurred on early retirement of debt (note 3(a))                              --        1,252         5,593
     Write-off of deferred charges                                                          --           --         3,619
     Write-off of capitalized project costs (note 9(b))                                     --        9,508            --
     Other unusual items                                                                    --          741            --
     ============================================================================== ============= =========== =============
     Total unusual items                                                               $ 1,422     $  7,487   $   (55,556)

     ------------------------------------------------------------------------------ ------------- ----------- -------------


     Consolidated Statements of Cash Flows
     ------------------------------------------------------------------------------ ------------- ----------- -------------
                                                                                          2003        2002           2001
     ------------------------------------------------------------------------------ ------------- ----------- -------------
     Gain on disposal of sulphur removal assets                                      $      --     $     --   $(64,768)
     Expenses incurred on early retirement of debt                                          --        1,185      2,899
     Write-off of deferred charges                                                          --           --      3,619
     Loss (gain) on disposal of parts and service business and other assets                685       (4,014)        --
     Write-off of capitalized project costs                                                 --        9,508         --
     ============================================================================== ============= =========== =============
     Total non-cash unusual items                                                    $     685     $  6,679   $(58,250)
     ------------------------------------------------------------------------------ ------------- ----------- -------------

(a) On August 20, 2002, the Company completed the July 15, 2002 offer to purchase its 9 5/8% Senior Subordinated Notes by purchasing the obligated amount of $69,492,000 (US $44,234,000) principal at par plus accrued interest of $929,000 (US $591,000). Although US $47,230,000 million was tendered, under both the terms of the offer and the indenture, the Company was only obligated to purchase up to the amount of unutilized cash proceeds resulting from the sale of the sulphur removal assets and BCT Chemtrade Corporation. As part of the purchase, the Company incurred expenses of $1,252,000 comprised of writing off of deferred debt issuance costs of $1,185,000 and expenses incurred on the transaction of $67,000.

     On July 18, 2001, the Company fully retired its outstanding 10.21% Senior Notes and cancelled its US $50,000,000 operating credit facility at an expense of $5,593,000. These expenses included the write-off of deferred debt issuance costs and foreign exchange costs of $2,899,000 and a make-whole payment of $2,694,000.

4. Sale of sulphur removal assets and BCT Chemtrade Corporation:

     On July 18, 2001, the Company completed the sale of its sulphur removal services assets in eastern North America and of BCT Chemtrade Corporation
     (BCT), a subsidiary of the Company, to Chemtrade Logistics Income Fund for gross cash proceeds before costs of disposition of $167,169,000 (the Transaction) or $156,589,000 net of costs of disposition, comprised of $128,142,000 for the sale of the sulphur removal assets and $28,447,000 for the sale of BCT.

(a) The sale of the sulphur removal services assets in eastern North America resulted in the following gain:

     ----------------------------------------------------- -------------------
     Proceeds of disposition, net of costs                      $    128,142
     Net book value and costs of sale                                (63,374)
     ----------------------------------------------------- -------------------
     Gain on sale, before income taxes                                64,768
     Income taxes                                                     (9,921)
     ----------------------------------------------------- -------------------
     Gain on sale, net of tax                                   $     54,847
     ----------------------------------------------------- -------------------


(b) The operations of BCT comprised one operating segment. Accordingly for reporting purposes, the gain on the sale and the results of operations and cash flows of this business to the date of sale are presented and disclosed as discontinued operations and resulted in restatement of the prior year's results. Additional information related to the discontinued operations is as follows:

     ------------------------------------------------------------------------------------------ --------------------------
                                                                                                             Period ended
                                                                                                            July 17, 2001
     ------------------------------------------------------------------------------------------ --------------------------
     Revenue                                                                                                 $    48,221
     ------------------------------------------------------------------------------------------ --------------------------

     Earnings before income taxes                                                                           $      2,379
     Income taxes                                                                                                   (476)
     Minority interest                                                                                              (387)
     ------------------------------------------------------------------------------------------ --------------------------
     Earnings from discontinued operations                                                                         1,516

     Gain on sale                                                                                                 15,863
     Income taxes                                                                                                   (735)
     ------------------------------------------------------------------------------------------ --------------------------
     Net gain on disposal                                                                                         15,128

     ------------------------------------------------------------------------------------------ --------------------------
     Net earnings from discontinued operations                                                               $    16,644

     ------------------------------------------------------------------------------------------ --------------------------

     ------------------------------------------------------------------------------------------ --------------------------
                                                                                                             Period ended
                                                                                                            July 17, 2001
     ------------------------------------------------------------------------------------------ --------------------------
     Cash provided by (used in):
     Operating activities                                                                                  $      (3,723)
     Financing activities                                                                                           (380)
     Investing activities                                                                                         28,269
     ------------------------------------------------------------------------------------------ --------------------------
     Increase in cash and cash equivalents from discontinued operations                                    $      24,166
     ------------------------------------------------------------------------------------------ --------------------------

(c) As part of the Transaction, Chemtrade Logistics Inc. owed the Company $4,000,000 relating to the finalization of working capital. Of this, $1,300,000 was collected during the second quarter of 2002 and the first of three installments was collected in May of 2003. The remainder due May 1, 2004 and 2005 is recorded in current assets and other assets respectively. A note in the amount of $4,305,000 pursuant to an escrow agreement was collected in January 2002.

5.   Acquisitions:

(a) On October 7, 2003, the Company acquired the sulphur products assets in Prince George, British Columbia from Duke Energy Gas Transmission. The purchase price, including estimated acquisition costs, was $13,382,000 financed by the Company through existing cash. The acquisition has been accounted for using the purchase method of accounting and has been consolidated from the date of acquisition.

     ---------------------------------------------------- ---------------------
     Property, plant and equipment                               $     13,382
     Current assets                                                       769
     Current liabilities                                               (1,760)
     Post retirement benefits                                            (670)
     Other liabilities                                                   (117)
     ---------------------------------------------------- ---------------------
     Cash purchase price                                         $     11,604
     ---------------------------------------------------- ---------------------

     As part of the Duke Energy Gas Transmission acquisition, the Company recognized the fully funded pension benefits obligations of $1,390,000 and post retirement benefits of $670,000 relating to the employees of this plant. These obligations are included in the post retirement obligations disclosed in note 14.

(b) On December 30, 2002, the Company acquired the remaining 35% of the outstanding common shares of Sulconam Inc. for an aggregate cash purchase price of $16,590,000.

     The acquisition was accounted for using the purchase method of accounting and the final purchase price allocation, including the acquisition costs, is summarized as follows:

     ------------------------------------------------------- -------------------
     Property, plant and equipment                              $        7,313
     Intangibles assets, contractual customer relationships              3,501
     Future tax liability                                               (2,047)
     Minority interest                                                   7,823
     ------------------------------------------------------- -------------------
                                                                $       16,590
     ------------------------------------------------------- -------------------

(c) On July 17, 2001, the Company purchased the shares of Harrowston Investments Limited from its major shareholder, Harrowston Inc. for $2,979,000. The principal assets of Harrowston Investments Limited were comprised of future income tax assets. Harrowston Investments Limited was merged with the Company.

6.   Disposal of parts and service business and other assets:

     On January 31, 2002, the Company completed the sale of its parts and service business and other assets for gross proceeds of $6,545,000, of which $3,358,000 was received in cash.

     -------------------------------------------------------------------------
     Proceeds of disposition                                  $        6,545
     Net book value of assets disposed and costs of sale               2,531
     -------------------------------------------------------------------------

     Gain on sale, before income taxes                                 4,014
     Income taxes                                                        402
     -------------------------------------------------------------------------
     Gain on sale, net of income taxes                        $        3,612

     -------------------------------------------------------------------------


7. Change in non-cash operating working capital:

     ----------------------------------------- -------------- -------------- -------------

                                                      2003          2002            2001
     ----------------------------------------- -------------- -------------- -------------
     Accounts receivable                         $   3,907      $  6,718      $    3,426
     Inventories                                      (980)        1,329           3,829
     Prepaid expenses and other assets              (1,534)         (171)          2,670
     Accounts payable and accrued liabilities        2,747       (13,038)        (14,416)
     Income taxes payable                              822          (615)            487
     Future tax asset                                   17           236            (608)
     ----------------------------------------- -------------- -------------- -------------
                                                 $   4,979      $ (5,541)     $   (4,612)
     ----------------------------------------- -------------- -------------- -------------


8. Inventories:

     ------------------------------------------------------- -------------- -------------

                                                                    2003           2002
     ------------------------------------------------------- -------------- -------------
     Raw materials and work in process                        $      516     $      352
     Finished goods                                                1,421          1,047
     Operating supplies                                              823            489
     ======================================================= ============== =============
                                                               $   2,760      $   1,888
     ------------------------------------------------------- -------------- -------------

9.  Property, plant and equipment:

(a) Details of property, plant and equipment:

    ------------------------------------------- --------------- ---------------- ---------------- ---------------
                                                                                          2003            2002
    ------------------------------------------- --------------- ---------------- ---------------- ---------------
                                                                    Accumulated  NET BOOK VALUE       Net book
                                                        Cost       depreciation                          value
    ------------------------------------------- --------------- ---------------- ---------------- ---------------
    Land                                          $    1,499     $           --     $    1,499       $    1,499
    Plant and equipment                              197,378             95,408        101,970          105,815
    Facilities and equipment under construction       53,210                 --         53,210           27,334
    =========================================== =============== ================ ================ ===============
                                                  $  252,087     $       95,408     $  156,679       $  134,648
    ------------------------------------------- --------------- ---------------- ---------------- ---------------

     During the year ended December 31, 2003, the Company capitalized $3,738,000 (2002 - $1,935,000) of financing costs as part of the cost of assets under construction.

(b)  Write-off of capitalized project costs:

     Due to significant changes in the financial markets, the Company and Santee Cooper, South Carolina's state owned electric and water utility, mutually agreed not to proceed with the previously announced project for Marsulex to build and own a flue gas desulphurization system utilizing Marsulex's patented ammonium sulphate scrubber technology at Santee Cooper's Winyah Power Generating Station. This resulted in a write-off of capitalized project costs of $9,508,000 in 2002.

10. Goodwill and intangible assets:

     A review of business combinations prior to July 1, 2001 was performed by the Company effective January 1, 2002 with no changes required to the book values of goodwill, and no previously unrecognized intangible assets were recorded. The Company has also performed the initial and annual impairment tests for goodwill and has determined that there is no impairment of the book value of goodwill. Had this new standard been applied during the year ended December 31, 2001, the impact of no longer amortizing goodwill would have increased net earnings by $3,555,000 (11.3 cents basic and 11.2 cents diluted earnings per share).

     ------------------------------------------------------------------ ------------------ -----------------
                                                                                 2003                  2002
     ------------------------------------------------------------------ ------------------ -----------------
     Goodwill, at cost                                                    $    65,586       $        78,461
     Less accumulated amortization                                             16,646                20,131
     ------------------------------------------------------------------ ------------------ -----------------
                                                                               48,940                58,330
     Intangible assets, at cost (note 5(b))                                     3,501                 3,501
     Less accumulated amortization                                                438                    --
     ------------------------------------------------------------------ ------------------ -----------------
                                                                                3,063                 3,501

     ------------------------------------------------------------------ ------------------ -----------------
     Goodwill and intangible assets, net of amortization                  $    52,003       $        61,831
     ------------------------------------------------------------------ ------------------ -----------------

     ------------------------------------------------------------------------ -------------- ---------------
                                                                        2003         2002             2001
     ------------------------------------------------------------------------ -------------- ---------------
     Amortization of goodwill                                  $         --   $        --     $      4,802
     Current income taxes                                                --            --             (634)
     Future income taxes                                                 --            --             (613)
     ========================================================= ============== ============== ===============
     Amortization of goodwill, net of income taxes             $         --   $          --   $      3,555
     --------------------------------------------------------- -------------- -------------- ---------------

11.  Long-term debt:

     ---------------------------------------------------------------------- --------------- --------------
                                                                                    2003              2002
     ---------------------------------------------------------------------- --------------- --------------

     Long-term Loan
         7.3%, maturing 2019 (note 11(a))                                     $   40,000    $          --

     Senior Subordinated Notes:
          9 5/8% US $60,766,000 (2002 - US $60,766,000), maturing 2008
            (note 11(b))                                                          79,196           95,943
     ====================================================================== =============== ==============
     Total Debt                                                                  119,196           95,943

     Less current portion                                                              --              --
     ====================================================================== =============== ==============
                                                                               $ 119,196    $      95,943
     ---------------------------------------------------------------------- --------------- --------------

(a) Long-term loan:

     On June 5, 2003, a wholly owned subsidiary of the Company entered into a Long-term Loan agreement to finance its portion of the construction of the environmental compliance facilities at Syncrude's Mildred Lake oil sands facility in Alberta. The loan is secured by the subsidiary's assets. A general guarantee is provided by the Company until the successful start-up of the facility as defined in the loan agreement at which time the general guarantee will be released and the loan will be secured by the subsidiary's assets. If, after the successful start-up of the facility, the subsidiary fails to perform its operating obligations, the Company will become responsible for the operation of the facility and as a result the servicing of the debt.

     The loan bears interest at a fixed rate of 7.3% per annum with a monthly interest-only payment required until commencement of the revenue stream, at which time the repayment of principal will be made over the next 15 years. The repayment of principal is expected to commence January 2005 with principal repayments due as follows:

    -------------------------------------------------------------------------
     2004                                                   $           --
     2005                                                            1,370
     2006                                                            1,473
     2007                                                            1,585
     2008                                                            1,704
     Thereafter                                                     33,868
    -------------------------------------------------------------------------

     Under the terms of the agreement $40,000,000 was advanced to a loan account which is held in trust. As construction of the facility progresses, cash draws are made on the loan with the remaining amount held in trust and recorded separately in current and long-term assets as cash held in trust. As defined in the agreement, $7,500,000 of the funds are required to remain in trust until the successful commissioning and start-up of the facility and have been recorded as long-term portion of cash held in trust.

(b) Senior Subordinated Notes:

     Long-term debt denominated in US dollars has been translated to Canadian dollars at rates in effect at the balance sheet dates.

     Amounts due for repayment, stated in US dollars, are as follows:

     ---------------------------------------------------------------------
      2008                                                      $ 60,766
     ---------------------------------------------------------------------

     The Senior Subordinated Notes are redeemable at the option of the Company at specified redemption premiums. The Senior Subordinated Notes require the Company to offer to repurchase the notes equal to 101% of the principal amount upon a change of control. A change of control as defined in the indenture has not occurred.

12. Capital stock:

     ----------------------------------------------------------------------- ----------------- ---------------
                                                                                       2003             2002
     ----------------------------------------------------------------------- ----------------- ---------------
      Authorized:
          Unlimited preference shares, no par value Unlimited convertible shares, non-voting, no par value Unlimited common shares, no par value
      Issued and fully paid:
          Convertible shares                                                 $        --       $      7,864
          Common shares                                                           57,973             49,761
     ======================================================================= ================= ===============
                                                                             $    57,973       $     57,625
     ----------------------------------------------------------------------- ----------------- ---------------
      Common shares issued, at the beginning of the period                    26,833,550          26,781,050
          Convertion of non-voting convertible shares                          4,720,182                  --
          Common shares cancelled pursuant to the NCIB                                --              (7,500)
          Common shares issued upon exercise of stock options                    142,666              60,000
     ----------------------------------------------------------------------- ---------------- ----------------
      Common shares issued, at the end of the period                          31,696,398          26,833,550
     ----------------------------------------------------------------------- ---------------- ----------------


      Non-voting convertible shares issued, at the beginning of the period     4,720,182           4,720,182
          Convertion of non-voting convertible shares                         (4,720,182)                 --
     ----------------------------------------------------------------------- ---------------- ----------------
      Non-voting convertible shares issued, at the end of the period                  --           4,720,182
     ----------------------------------------------------------------------- ---------------- ----------------

     The non-voting convertible shares are convertible into common shares on a one-for-one basis and the common shares are convertible into non-voting convertible shares on a one-for-one basis at any time. The non-voting convertible shares are entitled to receive the same dividend as the common shares and participate equally with the common shares in any distribution of assets of the Company. In September 2003, the Company's major shareholder acquired all of the issued non-voting convertible shares and subsequently converted them into common shares.

     On June 17, 2003, the Company announced its intention to make a Normal Course Issuer Bid (NCIB), pursuant to which the Company is entitled to purchase up to 1,341,677 of its common shares issued and outstanding. The NCIB commenced on June 19, 2003 and will terminate on June 18, 2004. The purchases will be made for cancellation at the market price of such shares at the time of acquisition. No shares were acquired by the Company for cancellation during the period June 19, 2003 to December 31, 2003.

     On January 29, 2002, the Company announced its intention to make a NCIB pursuant to which the Company was entitled to purchase up to 1,339,053 of its common shares issued and outstanding. The NCIB commenced on February 1, 2002 and terminated on January 31, 2003. The purchases were made for cancellation at the market price of such shares at the time of acquisition. During 2002, the Company acquired 7,500 shares for cancellation for total cash proceeds of $27,000.

     During 2003, the Company issued 142,666 common shares for cash proceeds of $348,000 upon the exercise of stock options. In 2002, the Company issued 60,000 common shares for cash proceeds of $133,000 upon the exercise of stock options.

     Stock option plan:

     Under the terms of the Company's stock option plan, 4,095,160 common shares have been reserved for issuance to holders of options granted. Options held by any participant in the option plan may not exceed 5% of the common shares outstanding from time to time. Options granted vest in equal annual amounts on each of the first three anniversary dates of the grant and are exercisable for 10 years from the date of grant.

     Details of the changes in options outstanding are as follows:

     --------------------------------- --------------------- ------------------
                                         Number of options    Weighted average
                                                                exercise price
     --------------------------------- --------------------- ------------------
     Outstanding, December 31, 2001              2,736,500        $     3.68

     Granted                                       249,250              3.95
     Forfeited                                    (251,300)             3.70
     Exercised                                     (60,000)             2.23
     --------------------------------- --------------------- ------------------
     Outstanding, December 31, 2002              2,674,450              3.74

     Forfeited                                     (46,585)             4.92
     Exercised                                    (142,666)             2.44
     Cancelled                                    (433,434)             3.57
     --------------------------------- --------------------- ------------------
     Outstanding, December 31, 2003              2,051,765        $     3.84
     --------------------------------- --------------------- ------------------

     On December 17, 2003, the Company purchased 433,434 stock options held by former employees of the Company for a total consideration of $737,000. The options were cancelled and fully expensed.

     The following table summarizes information about stock options outstanding at December 31, 2003:

     ------------------- ------------------------------------------------------ --------------------------------------

                                           Options outstanding                         Options exercisable

                                   Number   Weighted average          Weighted             Number
     Range of exercise       outstanding,          remaining           average        exercisable,   Weighted average
      prices             December 31, 2003  contractual life     exercise price   December 31, 2003     exercise price
     ------------------- ----------------- ------------------ ----------------- ------------------- ------------------
     $2.23 - $2.90                599,666          7.2 years            $ 2.44             403,660             $ 2.21
     $3.40 - $4.65              1,294,599          5.6 years            $ 3.98           1,149,423             $ 3.99
     $8.80                        157,500          4.4 years            $ 8.80             157,500             $ 8.80
     ------------------- ----------------- ------------------ ----------------- ------------------- ------------------
                                2,051,765                                                1,710,583
     ------------------- ----------------- ------------------ ----------------- ------------------- ------------------

     Directors' Deferred Share Unit Plan:

     Effective March 1, 2002, the Company granted Directors' Deferred Share Units whereby directors of the Company may elect to have a portion or all of their remuneration paid in Directors' Share Units (DSU's). The number of DSU's issued is calculated by dividing the director's remuneration by the fair market value of the Company's common shares on the grant date and can be settled in cash or common shares purchased on the open market. This amount and subsequent changes in the common share price in relation to the DSU's issue price is recorded as compensation expense and included in selling, general and administrative expenses.

     Performance Share Unit Plan:

     On March 1, 2002, the Company established a Performance Share Unit Plan (PSU's) for certain employees and key persons as part of their long-term incentive package. The number of PSU's granted is established by the Board of Directors each year and can be settled in cash or common shares purchased on the open market or upon election have the PSU's converted to DSU's at the end of the grant period, generally three years. Compensation expense has been recorded in the selling, general and administrative expenses based on the fair value of the Company's shares on the date of grant. This amount and subsequent changes in the common share price in relation to the PSU's issue price is recorded as compensation expense and included in selling, general and administrative expenses. During the current year, the Company recorded an expense in the amount of $1,065,000 (2002 - $229,000; 2001 - nil).

13. Earnings (loss) per share:

(a) The following table sets forth the computation of diluted earnings (loss) per share:

     ---------------------------------------------------------- -------------- -------------- -------------

                                                                        2003           2002          2001
     ---------------------------------------------------------- -------------- -------------- -------------
     Numerator:
          Net earnings (loss) available to common shareholders    $    6,858    $    (7,778)    $   63,382
     ---------------------------------------------------------- -------------- -------------- -------------

     Denominator (shares in thousands):
          Weighted average shares outstanding                         31,572         31,543         31,501
          Effect of dilutive securities:
              Employee stock options                                     462             --            240
     ========================================================== ============== ============== =============
     Adjusted weighted average shares and assumed conversions         32,034         31,543         31,741

     ---------------------------------------------------------- -------------- -------------- -------------

     In 2003, 588,600 (2002 - 2,674,450; 2001 - 1,752,750) stock options were not included in the determination of earnings (loss) per share because the exercise price was greater than the average market price of the common shares during the year.

(b) Pro-forma impact of the stock-based compensation:

     The Company's results would have been as follows had it elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted during 2002.

     ------------------------------------------------------------------------------------- --------------- ---------------
                                                                                                     2003            2002
     ===================================================================================== =============== ===============

     Net earnings (loss) for the year, as reported                                         $       6,858    $     (7,778)
     Adjustment for cost of stock options                                                            170             232
     ------------------------------------------------------------------------------------- --------------- ---------------
     Pro-forma net earnings (loss) for the year                                            $       6,688    $     (8,010)
     ------------------------------------------------------------------------------------- --------------- ---------------

     Pro-forma net earnings (loss) per share:
          Basic                                                                            $         0.21   $      (0.25)
          Diluted                                                                          $         0.21   $      (0.25)
     ------------------------------------------------------------------------------------- --------------- ---------------

     The fair value of each stock option granted subsequent to January 1, 2002 was estimated on the date of grant using the Black-Scholes option-pricing model using the following:

     ------------------------------------------------------------------------------------------------------ --------------
     Weighted-average exercise price                                                                        $       3.95
     Weighted-average fair value of options granted during the year                                         $       2.13

     Expected life of options (years)                                                                                10
     Expected stock price volatility                                                                                 30%
     Expected dividend yield                                                                                          0%
     Risk-free interest rate                                                                                        5.6%
     ------------------------------------------------------------------------------------------------------ --------------

14. Employee future benefits:

     The Company has non-contributory defined benefit pension plans and provides post-retirement benefits other than pensions that include such items as medical benefits for pensioners and survivors to a portion of its employees. The post-retirement obligations and the funded assets transferred to the Company as part of the acquisition of the Prince George sulphur product assets from Duke Energy Transmission are also included in the Company's net post-retirement obligations. This net post-retirement liability is included in accrued liabilities in the Consolidated Balance Sheet.

     The change in the funded status of post-retirement defined benefit plans was as follows:

     ------------------------------------------- ----------------------------------- -------------------------------------
                                                                                        Post-retirement benefits
                                                         Pension benefits                 other than pensions
     ------------------------------------------- ----------- ----------- ----------- ------------- ----------- -----------
                                                       2003        2002        2001         2003        2002         2001
     =========================================== =========== =========== =========== ============= =========== ===========
     Change in post-retirement obligations:
      Obligation at beginning of year              $  5,262   $   4,776   $   4,818  $       512    $    308   $     253
      Service cost                                      244         230         242           20          24          19
      Interest cost                                     326         296         289           32          20          16
      Benefits paid                                    (167)       (147)       (477)          --          (6)         (3)
      Actuarial loss (gain)                              --         107         (97)        (108)        166          24
      Obligations relating to the acquisition         1,390          --          --          670          --          --
     ------------------------------------------- ----------- ----------- ----------- ------------- ----------- -----------
     Obligations at end of year                    $  7,055   $   5,262   $   4,775  $     1,126    $    512   $     309
     ------------------------------------------- ----------- ----------- ----------- ------------- ----------- -----------

     Change in plan assets:
       Fair value of plan assets at beginning
        of year                                    $  4,357   $   4,591   $   5,305  $        --    $     (6)  $      (3)
      Actual return on plan assets                      384        (220)       (249)          --          --          --
      Employer contributions                            307         133          11           --          12          --
      Benefits paid                                    (167)       (147)       (477)          --          (6)         (3)
      Assets relating to the acquisition              1,390          --          --           --          --          --
     ------------------------------------------- ----------- ----------- ----------- ------------- ----------- -----------
     Fair value of plan assets at end of year      $  6,271   $   4,357   $   4,590  $        --    $     --   $      (6)
     ------------------------------------------- ----------- ----------- ----------- ------------- ----------- -----------

     Funding status of plans:
       Plan deficit                                $   (784)   $   (905)  $    (185) $  (1,126)     $   (512)  $    (315)
       Unrecognized net transitional
        obligations (assets)                           (679)       (744)       (809)       147           178         209
      Unrecognized prior service costs                  949       1,061         414         30           149         (17)
     ------------------------------------------- ----------- ----------- ----------- ------------- ----------- -----------
     Net post-retirement liabilities at end
         of year                                   $   (514)   $  (588)   $    (580) $    (949)     $   (185)  $    (123)
     ------------------------------------------- ----------- ----------- ----------- ------------- ----------- -----------

     Post-retirement benefits expense included the following components:

     ------------------------------------------- ----------------------------------- -------------------------------------
                                                                                          Post-retirement benefits
                                                          Pension benefits                   other than pensions
     ------------------------------------------- ----------- ----------- ----------- ------------- ----------- -----------
                                                     2003        2002        2001           2003        2002        2001
     ------------------------------------------- ----------- ----------- ----------- ------------- ----------- -----------
     Service cost                                  $  244      $   230    $   242    $      20      $     24   $      19
     Interest cost                                    326          296        289           32            20          16
     Expected return on plan assets                  (310)        (321)      (355)          --            --          --
     Amortization of transitional obligations
      (assets)                                        (65)         (65)       (65)          31            31          31
     Amortization of actuarial and investment
      gain (loss)                                      38           --         --           11            --          (5)
     ------------------------------------------- ----------- ----------- ----------- ------------- ----------- -----------
     Post-retirement benefits expense              $   233     $   140    $   111    $   94         $     75   $      61
     ------------------------------------------- ----------- ----------- ----------- ------------- ----------- -----------

     The weighed-average assumptions used in the determination of the post-retirement benefits expense and obligation were as follows:

     ------------------------------------------- ----------------------------------- -------------------------------------
                                                                                         Post-retirement benefits
                                                         Pension benefits                   other than pensions
     ------------------------------------------- ----------- ----------- ----------- ------------- ----------- -----------
                                                       2003        2002        2001          2003        2002        2001
     ------------------------------------------- ----------- ----------- ----------- ------------- ----------- -----------

     Discount rate                                     6.0%        6.0%        6.0%          6.0%        6.0%        6.0%
     Expected return on plan assets                    7.0%        7.0%        7.0%          7.0%        7.0%        7.0%
     Rate of compensation increase                     4.0%        4.0%        4.0%          4.0%        4.0%        4.0%
     ------------------------------------------- ----------- ----------- ----------- ------------- ----------- -----------

     The composite health care cost trend rate used in measuring post-retirement benefits other than pensions was assumed to begin at 14%, declining one percent per year until it reaches 8% and remaining at that level thereafter.

     A one percent change in the assumed composite health care cost trend rate would have the following effects:

     --------------------------------------------------------------------------
                                                     Post-retirement benefits
     --------------------------------------------------------------------------
                                                   1% Increase    1% Decrease
     -------------------------------------------  -------------   ------------
     (Increase) decrease on accumulated
        benefits obligation                         $   (29)        $   29
     Increase decrease on net periodic expense           29            (29)
     -------------------------------------------  -------------   ------------


15. Commitments and contingencies:

(a) Operating leases:

     Under the terms of operating leases, the Company is committed to rental payments as follows:

     ------------------------------------------------- ---------------------
     2004                                                         $ 4,127
     2005                                                           2,964
     2006                                                           2,329
     2007                                                           1,949
     2008                                                           1,348
     Thereafter                                                        35
     ------------------------------------------------- ---------------------
                                                                 $ 12,752
     ------------------------------------------------- ---------------------

(b) Purchase agreements:

     Substantially all of the Company's service contracts with customers have a minimum fixed duration and provide for the guaranteed removal of contracted by-products, which are produced in the customer's manufacturing process.

     The Company also has a fixed price commitment to purchase equipment and services relating to the construction of its Syncrude facility totalling $32,542,000 including approved change orders (2002 - $30,900,000). To the end of December 31, 2003, $32,326,000 (2002 - $10,400,000) has been spent and recorded as part of facilities under construction in property, plant and equipment.

(c) Environmental cleanup costs:

     The Company's operations are subject to numerous laws, regulations and guidelines relating to air emissions, water discharges, solid and hazardous wastes, transportation and handling of hazardous substances and employee health and safety in Canada and the United States where it operates. These environmental regulations are continually changing and generally becoming more restrictive. The Company has purchased a number of sites as a result of the acquisitions of certain businesses and has retained environmental obligations as a result of the disposition of certain businesses and properties. Subject to certain limitations, the Company will be indemnified by the vendors for any remediation costs or environmental actions that may arise as a result of conditions existing at the time of acquisition. Environmental assessments were conducted prior to the purchase of the sites as a basis to, among other things, evaluate indemnity protections and, where applicable, to verify the appropriateness of existing accruals and estimates for remediation costs. In recent years, the Company engaged third party consultants to review the environmental status of the Company's sites. Accruals have been made in specific instances where it is probable that liabilities will be incurred and where such liabilities can be reasonably estimated. Such estimates are, however, subject to change based on negotiation with regulatory authorities, changes in laws and regulations and as new information becomes available. Although it is possible that liabilities may arise in other instances for which no accruals have been made, the Company does not believe that such an outcome will significantly impact its operations or have a material adverse effect on its financial position.

     As part of the Transaction, the Company has indemnified Chemtrade Logistics Inc. for Notices and Findings of Violation relating to a facility, and it is management's assessment that the most likely outcome will not have a material impact upon the financial position of the Company.

     The Company is involved in certain claims arising out of the ordinary course and conduct of its business, which in the opinion of management will not have a material impact upon the financial position of the Company.

16. Income taxes:

     The income tax rate varied from the basic federal and provincial income tax rate as follows:

     ---------------------------------------------------------------------- ------------ ------------- ------------
                                                                                 2003          2002         2001
     ---------------------------------------------------------------------- ------------ ------------- ------------

     Statutory federal and provincial income tax rate applied to income         36.6%        38.6%         41.3%
     Income taxed at different rates in foreign jurisdictions                   (0.7)%        9.0%         (2.5)%
     Federal Large Corporations Tax and minimum tax                              3.3%        (6.0)%         2.6%
     Effect of lower manufacturing and processing tax rate of subsidiaries      (0.5)%        3.0%         (0.7)%
     Valuation allowance on future tax assets                                   (6.0)%     (112.3)%         4.5%
     Recognition of previously unrecognized tax losses                         (45.3)%       66.2%        (12.9)%
     Impact of changes in enacted future tax rates                               4.5%        --            (0.2)%
     Amounts not deductible for income tax purposes, other                      18.7%       (31.7)%        10.4%
     Non-taxable portion of capital gains and goodwill                          --           --           (23.3)%
     ---------------------------------------------------------------------- ------------ ------------- ------------
     Combined effective income tax rate                                         10.6%       (33.2)%        19.2%
     ---------------------------------------------------------------------- ------------ ------------- ------------

     The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at December
     31, 2003, 2002 and 2001 are presented below:

     ------------------------------------------------------------- ---------------- ---------------- --------------
                                                                            2003            2002            2001
     ------------------------------------------------------------- ---------------- ---------------- --------------

     Future tax assets:
          Loss carryforwards (operating and capital)                 $    47,590     $    53,087       $  60,122
          Accrued and other liabilities                                    4,795           5,557           6,239
          Deferred charges                                                    --           3,735              --
          Other                                                              462             322             961
     ------------------------------------------------------------- ---------------- ---------------- --------------
          Total gross future tax assets                                   52,847          62,701          67,322
          Less valuation allowance                                       (46,472)        (57,927)        (61,976)
     ------------------------------------------------------------- ---------------- ---------------- --------------
          Net future tax assets                                            6,375           4,774           5,346

     Future tax liabilities:
          Property, plant and equipment                                  (14,581)        (13,562)        (14,227)
          Goodwill                                                        (8,111)         (8,188)         (8,066)
          Deferred charges                                                  (404)           (573)           (373)
          Long-term debt                                                    (794)             --              --
          Other                                                             (275)             --              --
     ------------------------------------------------------------- ---------------- ---------------- --------------
          Total gross future tax liabilities                             (24,165)        (22,323)        (22,666)
     ------------------------------------------------------------- ---------------- ---------------- --------------
     Net future tax liability                                        $   (17,790)    $   (17,549)      $ (17,320)
     ------------------------------------------------------------- ---------------- ---------------- --------------


     This is presented on the balance sheet as follows:
     ----------------------------------------------------------------------------- ------------------ ---------------
                                                                                               2003            2002
     ----------------------------------------------------------------------------- ------------------ ---------------
     Future tax assets                                                                $         605   $          267
     Future tax liabilities                                                                 (18,395)        (17,816)
     ----------------------------------------------------------------------------- ------------------ ---------------
                                                                                         $  (17,790)   $    (17,549)

     ----------------------------------------------------------------------------- ------------------ ---------------

     As at December 31, 2003, the Company has unused tax losses, corporate minimum tax credit carryforwards and deductible temporary differences for which no future income tax assets (net of valuation allowance) have been recognized. The carryforward amounts are as follows:

     ------------------------------------------------------------------------------ ------------------ ---------------

                                                                                                2003            2002
     ------------------------------------------------------------------------------ ------------------ ---------------

     Operating loss                                                                       $  119,480      $  142,010
     Capital loss                                                                                 --           4,667
     Corporate minimum tax credit                                                              1,032             987
     Deductible temporary differences for which no future
        tax assets have been recognized                                                        2,911          12,696

     ------------------------------------------------------------------------------ ------------------ ---------------

     Non-capital loss carryforwards by year of expiry are as follows:

     ------------------------------------------------------------------------------ ------------------ ---------------

                                                                                                 2003            2002
     ------------------------------------------------------------------------------ ------------------ ---------------

     2004                                                                                 $        --     $        --
     2005                                                                                         746           9,192
     2006                                                                                          --               7
     2007                                                                                          --              --
     Thereafter                                                                               118,734         132,811
     ------------------------------------------------------------------------------ ------------------ ---------------
                                                                                          $   119,480     $   142,010

     ------------------------------------------------------------------------------ ------------------ ---------------

17. Related party transactions:

     The Company has entered into a management services contract with its major shareholder for the supply of management and financial services. During 2003, the Company incurred fees of $390,000 (2002 - $350,000; 2001 -
     $466,000) under the terms of the contract.

     Certain of the Company's Directors hold senior positions with firms that provide services to the Company and during 2003 the Company incurred fees of $1,558,000 (2002 - $3,602,000; 2001 - $3,127,000).

18. Business segments:

     The Company's activities are divided into four reportable segments. The three operating segments are: Refinery Services, Western Markets and Power Generation. The fourth non-operating segment is Corporate Support, which provides centralized services, such as project execution support, finance, information systems, human resources and risk management to the preceding operating segments.

     Refinery Services provide outsourced compliance solutions to major oil refinery customers in the United States and Canada, primarily regeneration of spent sulphuric acid produced during octane enhancement of gasoline, extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process, and S02 recovery to ensure air quality compliance.

     Western Markets upgrades sulphur-based by-products produced as a result of oil and gas air quality compliance activities. It provides sulphur-based chemicals to the pulp and paper industry in western Canada and is one of the leading suppliers of alum, a water treatment chemical used extensively by municipalities for water and sewage treatment. These and other chemicals are marketed to customers in North America.

     Power Generation provides outsourced environmental services, primarily air quality compliance, to customers in the power generation industry.

     ------------------------------------------------- ------------ ------------- ------------- ------------- ------------
                                                        Refinery      Western        Power       Corporate
     2003                                               Services      Markets      Generation     Support        Total
     ------------------------------------------------- ------------ ------------- ------------- ------------- ------------

     Revenue from external customers                     $ 71,504     $ 54,295     $    9,183   $          --  $ 134,982
     ------------------------------------------------- ------------ ------------- ------------- ------------- ------------

     Earnings (loss) from continuing operations
         before the undernoted                             24,392       16,936         (2,097)       (8,401)      30,830
     Depreciation                                          12,976        1,558          1,001           192       15,727
     Unusual items, loss                                       --           --             --         1,422        1,422
     Amortization of deferred charges and intangible
         assets                                                --           --             --           726          726
     Interest expense                                          --           --             --         9,755        9,755
     Interest capitalized                                      --           --             --        (3,738)      (3,738)
     Interest income                                           --           --             --          (730)        (730)
     ------------------------------------------------- ------------ ------------- ------------- ------------- ------------
     Earnings (loss) from continuing operations
         before income taxes, minority interest and
         amortization of goodwill                        $ 11,416     $ 15,378     $   (3,098)  $   (16,028)   $   7,668
     ------------------------------------------------- ------------ ------------- ------------- ------------- ------------

     Total assets before goodwill and intangible
         assets                                          $141,268     $ 32,812     $    5,410   $    38,996    $ 218,486
     Goodwill and intangible assets, net of
         amortization                                      40,996        4,468          6,539            --       52,003
     ================================================= ============ ============= ============= ============= ============

     Total assets of continuing operations               $182,264     $ 37,280     $   11,949   $    38,996    $ 270,489
     ------------------------------------------------- ------------ ------------- ------------- ------------- ------------

     Capital expenditures of continuing operations
                                                         $ 31,641     $    573     $       84   $       285    $  32,583
     ------------------------------------------------- ------------ ------------- ------------- ------------- ------------



     ------------------------------------------------- ------------ ------------- ------------- ------------- ------------
                                                        Refinery      Western        Power       Corporate
     2002                                               Services      Markets      Generation     Support        Total
     ------------------------------------------------- ------------ ------------- ------------- ------------- ------------

     Revenue from external customers                     $ 69,363     $ 53,953     $   14,975   $          --  $ 138,291
     ------------------------------------------------- ------------ ------------- ------------- ------------- ------------

     Earnings (loss) from continuing operations
         before the undernoted                           $ 21,569     $ 18,263     $   (2,000)  $    (9,747)   $  28,085
     Depreciation, including loss on disposal              13,004        1,300          1,149           227       15,680
     Unusual items, loss                                       --           --             --         7,487        7,487
     Amortization of deferred charges                          --           --             --           387          387
     Interest expense                                          --           --             --        13,684       13,684
     Interest capitalized                                      --           --             --        (2,572)      (2,572)
     Interest income                                           --           --             --        (1,942)      (1,942)
     ------------------------------------------------- ------------ ------------- ------------- ------------- ------------
     Earnings (loss) from continuing operations
         before income taxes, minority interest and
         amortization of goodwill                        $  8,565     $ 16,963     $   (3,149)  $   (27,018)   $  (4,639)
     ------------------------------------------------- ------------ ------------- ------------- ------------- ------------

     Total assets before goodwill and intangible
         assets                                          $131,819     $ 22,378     $    9,609   $    13,608    $ 177,414
     Goodwill and intangible assets, net of
         amortization                                      49,441        4,468          7,922            --       61,831
     ================================================= ============ ============= ============= ============= ============

     Total assets of continuing operations               $181,260     $ 26,846     $   17,531   $    13,608    $ 239,245
     ------------------------------------------------- ------------ ------------- ------------- ------------- ------------

     Capital expenditures of continuing operations
                                                         $ 35,924     $    448     $    4,408   $       197    $  40,977
     ------------------------------------------------- ------------ ------------- ------------- ------------- ------------

     ------------------------------------------------- ------------ ------------- ------------- ------------- ------------
                                                         Refinery     Western        Power       Corporate
     2001                                                Services     Markets1     Generation     Support        Total
     ------------------------------------------------- ------------ ------------- ------------- ------------- ------------

     Revenue from external customers                     $  69,486    $116,005    $    51,223   $        --     $236,714
     ------------------------------------------------- ------------ ------------- ------------- ------------- ------------

     Earnings (loss) from continuing operations
         before the undernoted                           $  22,502    $ 29,320     $   (1,394)    $ (10,870)    $ 39,558
     Depreciation, including loss on disposal               10,015       4,110            691           413       15,229
     Unusual items, gain                                        --          --             --       (55,556)     (55,556)
     Foreign exchange loss on Senior Notes                      --          --             --           968          968
     Amortization of deferred charges                           --          --             --         1,074        1,074
     Interest expense                                           --          --             --        18,085       18,085
     Interest capitalized                                       --          --             --        (1,065)      (1,065)
     Interest income                                            --          --             --        (3,141)      (3,141)
     ------------------------------------------------- ------------ ------------- ------------- ------------- ------------
     Earnings (loss) from continuing operations
         before income taxes, minority interest and
         amortization of goodwill                         $ 12,487    $ 25,210     $   (2,085)   $   28,352     $ 63,964
     ------------------------------------------------- ------------ ------------- ------------- ------------- ------------

     Total assets before goodwill and intangible
         assets                                           $105,272    $ 24,215      $  19,006     $ 136,177     $284,670
     Goodwill, net of amortization                          46,425       4,468          8,006            --       58,899
     ================================================= ============ ============= ============= ============= ============

     Total assets of continuing operations                $151,697    $ 28,683     $   27,012     $ 136,177     $343,569
     ================================================= ============ ============= ============= ============= ============

     Capital expenditures of continuing operations
                                                         $  23,390   $     757     $    5,435   $       193     $ 29,775
     ------------------------------------------------- ------------ ------------- ------------- ------------- ------------

    1. Includes the sulphur removal services in eastern North America until July 18, 2001.


     Geographic segments:

     The Company operates primarily in Canada and the United States with sales outside North America denominated in US dollars. Revenue is attributed to customers based on location of customer.

     --------------------- ------------------------------------------- -------------------------------------------
                                                                                              Property, plant and
                                                                                              equipment, goodwill
                                                              Revenue                       and intangible assets
     --------------------- --------------- ------------- ------------- --------------- ------------- -------------
                                     2003          2002          2001            2003          2002          2001
     --------------------- --------------- ------------- ------------- --------------- ------------- -------------

     Canada                      $ 77,052      $ 82,092     $ 106,880       $ 100,175      $ 62,116      $ 32,778
     United States                 57,881        53,209       126,995         108,507       134,363       138,271
     Other                             49         2,990         2,839              --            --            --
     --------------------- --------------- ------------- ------------- --------------- ------------- -------------
                                $ 134,982     $ 138,291     $ 236,714       $ 208,682     $ 196,479     $ 171,049
     --------------------- --------------- ------------- ------------- --------------- ------------- -------------

     In 2003, services provided to and products handled from the Company's major customer accounted for 10.3% (2002 - 15.0%; 2001 - 14.7%) of the Company's total revenue.

19. Fair values of financial instruments:

     The fair values of cash and cash equivalents, cash held in trust, accounts receivable, accounts payable and accrued liabilities approximate their carrying values because of the short-term maturity of these financial instruments.

     The fair value of the publicly traded Senior Subordinated Notes is based on quoted market prices. The fair value of all other debt is based on the amount of future cash flows associated with each instrument, including interest, discounted using borrowing rates currently available to the Company for similar debt instruments of comparable maturity. The fair value of the Company's long-term debt is estimated at $122,619,000 at December 31, 2003 (2002 - $95,943,000). The amount due from Chemtrade approximates fair market value.

20. Generally accepted accounting principles in Canada and the United States:

     The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles ("GAAP") as applied in Canada. In the following respects, GAAP as applied in the United States differs from that applied in Canada.

     If United States GAAP were employed, the net earnings for the years would be adjusted as follows:

     -------------------------------------------------------------------------- --------------- ------------- ------------

                                                                                       2003           2002           2001
     -------------------------------------------------------------------------- --------------- ------------- ------------

     Net earnings (loss) based on Canadian GAAP                                  $    6,858       $ (7,778)      $ 63,382
     Impact on net earnings (loss) of United States GAAP adjustments:
          Debt financing (note 20(a))                                                    21            112             31
          Deferred costs (note 20(b))                                                    --             --         (1,308)
          Income tax (note 20(c))                                                       794             --          1,950
          FAS 143 cumulative adjustment (note 20(l)(i))                                (433)           104            104
          Foreign currency translation loss (note 20(d))                                 --          1,015        (10,018)
     -------------------------------------------------------------------------- --------------- ------------- ------------
     Net earnings (loss) based on United States GAAP                              $   7,240       $ (6,547)      $ 54,141

     -------------------------------------------------------------------------- --------------- ------------- ------------
     Net earnings (loss) based on United States GAAP is comprised of the following:
          Earnings (loss) from continuing operations                              $   7,240       $ (6,547)      $ 37,497
          Earnings from discontinued operations, net of income tax                       --             --         16,644
     -------------------------------------------------------------------------- --------------- ------------- ------------
     Net earnings (loss)                                                          $   7,240       $ (6,547)      $ 54,141
     -------------------------------------------------------------------------- --------------- ------------- ------------
     Per share amounts based on United States GAAP:
          Continuing operations - basic                                         $      0.23      $  (0.21)    $    1.19
          Continuing operations - diluted                                              0.23         (0.21)         1.18
          Discontinued operations - basic                                                --             --         0.53
          Discontinued operations - diluted                                              --             --         0.52
          Net earnings (loss) - basic                                                  0.23         (0.21)         1.72
          Net earnings (loss) - diluted                                                0.23         (0.21)         1.71
     -------------------------------------------------------------------------- --------------- ------------- ------------
     Pro forma net earnings (loss) after the retroactive effect of applying FAS
     143:
          Net earnings (loss) based on United States GAAP                         $   7,240       $ (6,547)      $ 54,141
          Pro forma effect of retroactively applying FAS 143                             --           (104)          (104)
     -------------------------------------------------------------------------- --------------- ------------- ------------
     Pro forma net earnings (loss)                                                $   7,240       $ (6,651)      $ 54,037
     -------------------------------------------------------------------------- --------------- ------------- ------------

     Pro forma net earning (loss) based on United States GAAP is comprised of:
          Pro forma net earnings (loss) from continuing operations                $   7,240       $ (6,651)      $ 37,393
          Earnings from discontinued operations, net of income tax                       --             --         16,644
     -------------------------------------------------------------------------- --------------- ------------- ------------
     Pro forma net earnings (loss)                                                $   7,240       $ (6,651)      $ 54,037
     -------------------------------------------------------------------------- --------------- ------------- ------------

     Per share amounts based on United States GAAP:
          Pro forma continuing operations before extraordinary items - basic
                                                                                $      0.23     $   (0.21)    $    1.19
          Pro forma Continuing operations before extraordinary items - diluted
                                                                                       0.23         (0.21)         1.18
          Discontinued operations - basic                                                --             --         0.53
          Discontinued operations - diluted                                              --             --         0.52
          Pro forma net earnings (loss) - basic                                        0.23         (0.21)         1.72
          Pro forma net earrnings (loss) - diluted                                     0.23         (0.21)         1.70
     -------------------------------------------------------------------------- --------------- ------------- ------------


     The impact of the United States GAAP differences discussed above on the Company's consolidated statements of retained earnings is as follows:

     -------------------------------------------------------------------------- --------------- ------------- ------------
                                                                                       2003            2002         2001
     -------------------------------------------------------------------------- --------------- ------------- ------------
     Retained earnings based on Canadian GAAP                                      $ 38,290       $  31,432    $  39,223
     Impact on retained earnings of the above United States GAAP adjustments        (14,047)        (13,635)      (13,851)
     Share issue costs (note 20(f))                                                   2,257           2,257         2,257
     -------------------------------------------------------------------------- --------------- ------------- ------------
     Retained earnings based on United States GAAP                                 $ 26,500       $  20,054     $  27,629
     -------------------------------------------------------------------------- --------------- ------------- ------------

 (a) Debt financing:

     In 1998, in conjunction with the acquisition of Intertrade Holdings Inc. and BCT , a major bank provided the Company with approximately US $57 million bridge financing, which was repaid on June 30, 1998 from the proceeds of the Senior Subordinated Notes. The Company paid US $220,000 (Cdn. $316,000) in connection with this debt. This amount was deferred and amortized over the term of Senior Subordinated Notes. Under United States GAAP, this amount would be deferred and amortized over the term of the bridge financing facility. Since the bridge financing facility extended from May 1998 to June 1998, the US $220,000 would be expensed in 1998 under United States GAAP. There is no net tax impact from this Canadian-United States GAAP difference as the movement in the current and deferred taxes offsets each other.

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

(c) Income taxes:

     United States Statement of Financial Accounting Standards No. 109 (Statement 109), "Accounting for Income Taxes", has been adopted by the Company for United States reporting purposes. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The same methodology applies under Canadian GAAP; however, the terminology uses the word "future" in the place of "deferred". Deferred tax assets and liabilities under Statement 109 are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Canadian GAAP, the future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. Under Statement 109 and Canadian GAAP, the effect on deferred/future tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change occurs.

(d) Foreign currency translation loss:

     Under Canadian GAAP, gains and losses on the translation of US dollar denominated Senior Subordinated Notes are considered to be a hedge of the net investment in self-sustaining operations as described in note 1(i). In 2001, hedge accounting under United States GAAP was not applied as the Company did not meet the requirements SFAS No. 133, "Accounting for Derivative Instruments as Hedge Activities", effective January 1, 2001. Accordingly, under United States GAAP net earnings in 2001 were adjusted for the gain or loss on the translation of US dollar denominated debt. There are no GAAP differences in 2002 and 2003 as the Company met the requirements under both Canadian and US GAAP.

(e) Extraordinary item, net of income tax recovery:

     Under United States GAAP, expenses incurred on early retirement of debt in 2001 would be classified as an extraordinary item, net of related income taxes. However, the Company has early-adopted the provisions of SFAS No. 145 (SFAS 145) which rescinded SFAS No. 4, "Reporting Gains and Losses for Extinguishment of Debt" (SFAS 4), which had required that gains and losses from extinguishment of debt be classified as an extraordinary item for United States GAAP purposes. This results in Canadian and United States GAAP being similar for this item and accordingly, this United
     States-Canadian GAAP difference has been eliminated, and prior periods have been restated.

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

     Accordingly, amortization of goodwill would be a deduction from earnings before income taxes and minority interest for United States GAAP purposes and the provision for income taxes would be adjusted:

     ------------------------------------------------------- ------------
                                                                   2001
     ------------------------------------------------------- ------------
      Earnings from continuing operations before
        income taxes and minority interest,
        adjusted to deduct goodwill amortization               $ 59,273
     Provision for income taxes adjusted for
        impact of goodwill amortization:
              Current                                             4,857
              Future                                              6,171
     ------------------------------------------------------- ------------


(h) Consolidated balance sheets:

     The cumulative effect of the application of United States GAAP, noted in note 20(a) to note 20(g) above on the consolidated balance sheets of the Company as at December 31, 2003 would be to decrease deferred charges and other assets by $4,070,000 (2002 - $4,315,000); decrease deferred income tax liability by $41,000 (2002 - $698,000) and decrease shareholders' equity by $4,029,000 (2002 - $3,617,000).

(i) Comprehensive income:

     The Company's comprehensive income, as determined under SFAS No. 130, would differ from net earnings as shown above:

     ------------------------------------------------------------------ --------------- ------------- ------------
                                                                               2003          2002         2001
     ------------------------------------------------------------------ --------------- ------------- ------------

     Net earnings (loss) based on United States GAAP                       $  7,240       $ (6,547)      $ 54,141
     Other comprehensive income (loss):
        Change in foreign currency translation adjustment                     2,081          2,467         (8,261)
        Pension, recognition of actuarial gains (losses) (note 20(j))          (447)          (645)           202
     ------------------------------------------------------------------ --------------- ------------- ------------
     Comprehensive income (loss) based on United States GAAP               $  8,874       $ (4,725)      $ 46,082
     ------------------------------------------------------------------ --------------- ------------- ------------

 (j) Minimum pension liability adjustment:

     Under United States GAAP, the Company is required to record an additional minimum pension liability for certain of its defined benefit pension plans to reflect the excess of the accumulated benefit obligations over the fair value of the plan assets with a corresponding charge against other comprehensive income included in shareholders' equity. No such adjustment is required under Canadian GAAP.

 (k) Permitted disclosures:

     Under United States GAAP, the subtotal of "operating activities" on the consolidated statement of cash flows prior to increase in non-cash working capital is not a permitted disclosure.

(l)      Other recent accounting pronouncements:

i. In June 2001, the US Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. To accomplish this, the Company identified all legal obligations for asset retirement obligations and determined the fair value of these obligations on the date of adoption. The determination of fair value is complex and it requires the Company to gather market information and develop cash flow models. The Company has adopted the provisions of SFAS 143 as of January 1, 2003, and for Canadian GAAP purposes adopted the new standard retroactively with restatement. Under the US GAAP, prior periods are not restated, and the cumulative effect of the adoption of the standard is recorded in the current period earnings with the effect for 2003 being a decrease in earnings of 433,000 ($0.014 per share). The pro forma impact of retroactive application on 2002 and 2001 earnings has been disclosed in note 2(c) and the impact on retained earnings is disclosed in the following table:

        ------------------------------------------------------------------------- ----------- ---------- -----------
        Effect on opening retained earnings in the consolidated balance sheets         2003       2002        2001
        ------------------------------------------------------------------------- ----------- ---------- -----------

        Asset retirement cost, included in property, plant and equipment            $   466    $   466   $    466
        Accumulated depreciation on property, plant and equipment                      (242)      (189)      (136)
        Asset retirement obligation, included in other liabilities                     (685)      (627)      (569)
        Future tax liability                                                             28         21         14
        ------------------------------------------------------------------------- ----------- ---------- -----------
        Opening retained earnings                                                    $ (433)   $  (329)   $  (225)
        ------------------------------------------------------------------------- ----------- ---------- -----------

         Under this change in accounting standard, the Company is recognizing its future asset retirement costs where the Company has determined legal obligations exist, including Company properties that are on leased land, which revert back to the lessor, and the Company has a legal obligation under the landlease agreement to remove improvements and structures from the property. The estimated amount of undiscounted retirement costs relating to these properties is $2,550,000. These costs are expected to be settled between 6 and 30 years and using a 1% inflation rate, the present value of the future asset retirement costs was determined with a credit-adjusted risk-free dscount rate of 8.5%.

ii. In April 2003, FASB issued Statement No. 149 which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Company is not affected by this pronouncement because it has no such derivative instruments or contracts.

iii. In May 2003, FASB issued Statement No. 150 which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. The Company does not believe it will be affected by this pronouncement because it has no financial instruments with such characteristics.