Form 20-F
period 2004-12-31
MARSULEX INC
filed 2005-03-30
CIK 852600

UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 20-F

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2004

                                      OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

                    As of December 31, 2004, the number of
                   outstanding common shares was: 31,696,398

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                              Yes |X|     No |_|

Indicate by check mark which financial statement item the registrant has elected to follow.

                          Item 17 |X|     Item 18 |_|

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----

PART I
------

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS           1
ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE                         1
ITEM 3.     KEY INFORMATION                                                 1
ITEM 4.     INFORMATION ON THE COMPANY                                      9
ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS                   20
ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                     20
ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS              24
ITEM 8.     FINANCIAL INFORMATION                                          26
ITEM 9.     THE OFFER AND LISTING                                          26
ITEM 10.    ADDITIONAL INFORMATION                                         27
ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK      31
ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES         33


PART II
-------

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUINCIES                33
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
            HOLDERS AND USE OF PROCEEDS                                    33
ITEM 15.    CONTROLS AND PROCEDURES                                        33
ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT                               33
ITEM 16B.   CODE OF ETHICS                                                 34
ITEM 16C.   PRINCIPLE ACCOUNTANTS FEES AND SERVICES                        34
ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES     35
ITEM 16E    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND
            AFFILIATED PURCAHSES                                           35


PART III
--------

ITEM 17.    FINANCIAL STATEMENTS                                           35
ITEM 18.    FINANCIAL STATEMENTS                                           35
ITEM 19.    EXHIBITS                                                       36


SIGNATURE                                                                  36

                                    PART I

ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Information not required for an annual report.

ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE

Information not required for an annual report.

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

Forward-looking Statements
--------------------------

Certain statements contained in this Annual Report on Form 20-F under the captions Item 4. Information on the Company, Item 5. Operating and Financial Review and Prospects and elsewhere in this Annual Report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this document, the words, "anticipate," "believe," "estimate" and "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others, the Company's reliance on customers, competition in the Company's markets, development of new products and services, fluctuations in currency exchange rates, commodity prices or interest rates, the Company's ability to maintain good relations with its employees, changes in laws or regulations regarding the environment or other environmental liabilities, the Company's ability to integrate acquisitions and obtain financing and ability to protect its intellectual property, and other risks discussed under "Risks Factors" in Item 3. Key Information and risks discussed from time to time in the Company's filings with the Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

A.   Selected Financial Data
     -----------------------


The following table presents selected historical consolidated financial data of the Company as of and for the fiscal years ended December 31, 2004, 2003, 2002, 2001 and 2000. The selected historical consolidated financial data for the Company set forth below has been derived from the audited historical consolidated financial statements of the Company. Historic results are not necessarily indicative of the results that you may expect for any other future period or for a full year. The selected historical consolidated financial data should be read in conjunction with the audited consolidated financial statements of the Company and the notes thereto included elsewhere in this Annual Report and Item 5 - "Operating and Financial Review and Prospects".

($000 except share and per share amounts)                      2004           2003            2002         2001            2000
                                                                                    (restated 1,2)  (restated 1)    (restated 1)
--------------------------------------------------------------------------------------------------------------------------------

Canadian GAAP:

Statement of Operations Data:


Revenue                                                     137,022        134,982         138,291      236,714         311,491
Gross profit                                                 48,867         48,436          48,263       66,302          76,179
Selling, general, administrative and other costs             23,342         19,663          20,747       26,273          33,099
Foreign exchange (gains) losses on monetary items              (61)        (2,057)           (569)          471           (387)
Loss (gain) on disposal of fixed assets                          57             --              20           59           (871)
Depreciation                                                 16,907         15,727          15,660       15,170          17,684
Unusual items 2                                                 657          1,422           7,487     (55,556)          46,709
Foreign exchange loss on Senior Notes 3                          --             --              --          968           1,841
Amortization of deferred charges 4                              708            726             387        1,074           1,442
Interest expense                                             10,569          9,755          13,684       18,085          20,270
Interest capitalized                                         (4,252)        (3,738)         (2,572)      (1,065)           (191)
Interest income                                                (756)          (730)         (1,942)      (3,141)         (3,509)
--------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations before
   income taxes, minority interest and amortization
   of goodwill                                                1,696          7,668          (4,639)      63,964         (39,908)
Income taxes (recovery) 5                                    (3,204)           810           1,544       12,268          (1,039)
--------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss) from continuing operations                4,900                         (6,183)      51,696         (38,869)
   before minority interest and amortization of
   goodwill                                                                  6,858
Minority interest                                                --             --           1,595        1,403           1,503
--------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations before
   amortization of goodwill                                   4,900          6,858          (7,778)      50,293        (40,372)
Amortization of goodwill, net of income taxes                    --             --              --        3,555           3,986
--------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations                    4,900          6,858          (7,778)      46,738         (44,358)
Earnings from discontinued operations, net of tax                --             --              --       16,644           3,658
--------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                           4,900          6,858          (7,778)      63,382         (40,700)
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations per                 0.15           0.22           (0.25)        1.48           (1.40)
   share, basic
Earnings (loss) per share, basic                               0.15           0.22           (0.25)        2.01           (1.29)
Earnings (loss) from continuing operations per                 0.15           0.21           (0.25)        1.47           (1.40)
   share, diluted
Earnings (loss) per share, diluted                             0.15           0.21           (0.25)        2.00           (1.29)
Other Financial Data (from continuing operations):
Earnings from operations before the undernoted
   (EBITDA 6)                                                25,586         30,830          28,085       39,558          43,467
EBITDA 6 per share                                             0.81           0.97            0.89         1.26            1.38
Capital expenditures                                         14,627         32,583          40,977       29,775          17,182
Cash flow provided by continuing operations                  25,179         29,501          10,153       14,732          18,103
Balance Sheet Data (end of year):
Current assets                                               63,690         51,929          37,429      163,822          95,680
Total assets                                                272,777        270,489         239,245      343,569         315,913
Current liabilities                                          31,553         24,787          20,746       75,207          67,612
Long-term debt                                              111,612        119,196          95,943      125,654         182,274
Total debt                                                  113,138        119,196          95,943      167,539         194,276
Net debt 7                                                   68,319         85,250          88,003       49,391         162,277
Shareholders' equity                                        101,834         96,827          91,702      100,825          39,200
Capital Stock                                                57,973         57,973          57,625       57,505          57,505
Number of shares                                         31,696,398     31,696,398      31,553,732   31,501,232      31,501,232
--------------------------------------------------------------------------------------------------------------------------------


                                                                         2003          2002           2001          2000
($000 except per share amounts)                             2004     (restated (8)) (restated (8)) (restated (8)) (restated (8))
---------------------------------------------------------------------------------------------------------------------------------

U.S. GAAP:

Net earnings (loss) from continuing operations               4,921         7,240       (2,902)       37,497      (47,797)
Basic earnings (loss) from  continuing  operations per
  share                                                       0.16          0.23        (0.09)         1.19        (1.52)
Diluted  earnings  (loss) from  continuing  operations
  per share                                                   0.15          0.23        (0.09)         1.18        (1.52)
Net earnings (loss)                                          4,921         7,240       (2,902)       54,141      (44,139)

Basic earnings (loss) per share                               0.16          0.23        (0.10)         1.72        (1.40)
Diluted earnings (loss) per share                             0.15          0.23        (0.10)         1.71        (1.40)
Total Assets                                               272,373       270,064       238,575      339,089       312,657
Shareholders' equity                                       102,224        97,196        91,689       96,950        34,549
--------------------------------------------------------------------------------------------------------------------------

(1) On January 1, 2003, the Company early-adopted the new CICA accounting standard for asset retirement obligations (CICA handbook section 3110) and restated previously reported periods. This standard is consistent with FAS No. 143, which the Company adopted for U.S. GAAP purposes effective January 1, 2003.

    EFFECT ON OPENING RETAINED EARNINGS IN THE CONSOLIDATED                       2003        2002       2001        2000
    BALANCE SHEETS ($000)
--------------------------------------------------------------------------------------------------------------------------

    Asset retirement cost, included in property, plant and
    equipment                                                                      466         466        466         401
    Accumulated depreciation on property, plant, and equipment                    (242)       (189)      (136)        (83)
    Asset retirement obligation, included in other liabilities                    (685)       (627)      (569)       (446)
    Future tax liability                                                            28          21         14           7
--------------------------------------------------------------------------------------------------------------------------
    Opening retained earnings                                                     (433)       (329)      (225)       (121)
--------------------------------------------------------------------------------------------------------------------------
    EFFECT ON THE CONSOLIDATED STATEMENT OF OPERATIONS ($000)                     2003        2002       2001        2000
--------------------------------------------------------------------------------------------------------------------------
    Accretion expense                                                               61          58         58          58
    Depreciation expense                                                            54          53         53          53
    Future tax recovery                                                             (8)         (7)        (7)         (7)
--------------------------------------------------------------------------------------------------------------------------
    Total impact to net earnings                                                   107         104        104         104
--------------------------------------------------------------------------------------------------------------------------

     Under U.S. GAAP, prior periods are not restated, and the cumulative effect of the adoption of the standard is recorded in earnings in the year of adoption with the effect for 2003 being a decrease in earnings of $433,000 ($0.014 per share). The pro forma impact of retroactive application is:

    ($000)                                               2004       2003          2002          2001           2000
--------------------------------------------------------------------------------------------------------------------------

    Net earnings (loss)                                  4,921      7,240         (2,902)       54,141         (44,139)
    Pro forma effect of retroactively applying              --         --           (104)         (104)           (104)
    FAS 143
--------------------------------------------------------------------------------------------------------------------------
    Pro forma net earnings (loss)                        4,921      7,240         (3,006)       54,037         (44,243)
--------------------------------------------------------------------------------------------------------------------------

(2) Unusual items:
    ($000)                                                  2004         2003         2002           2001          2000
--------------------------------------------------------------------------------------------------------------------------
    Expenses incurred on cancellation of stock
    options held by former employees (2a)                   --           737           --             --            --
    Gain on disposal of sulphur removal assets              --            --           --        (64,768)           --
    (2b)
    Expenses incurred on early retirement of debt           --            --        1,252          5,593            --
    (2c)
    Write-off of deferred charges                           --            --           --          3,619            --
    Loss on disposal of Intertrade Holdings Inc.            --            --           --             --        46,709
    (2d)
    (Loss) gain on disposal of parts and service
    business and other assets (2e)                         155           685       (4,014)            --            --
    Write-off of capitalized project costs (2f)             --            --        9,508             --            --
    Other unusual items                                    502            --          741             --            --
--------------------------------------------------------------------------------------------------------------------------
                                                           657         1,422        7,487        (55,556)       46,709
--------------------------------------------------------------------------------------------------------------------------

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

(2e) On January 31, 2002, the Company completed the sale of its parts and service business and other assets for gross proceeds of $6.6 million.

(2f) Due to significant changes in the financial markets, the Company and Santee Cooper mutually agreed not to proceed with the previously announced project for Marsulex to build and own a flue gas desulphurization system utilizing Marsulex's patented ammonium sulphate scrubbing technology at Santee Cooper's Winyah Power Generating Station. This resulted in a write-off of capitalized project costs of $9.5 million. Under U.S. GAAP, certain costs deferred under Canadian GAAP prior to a legally binding contract being entered into must be expensed.

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

 (6) Earnings before interest, taxes, depreciation, amortization and unusual items or EBITDA is used by management internally to measure the performance of the business as a whole as well as to measure the performance of the individual segments and also forms the primary basis upon which employees of the Company receive incentive compensation. It is presented as supplemental information because management, through its discussions with key stakeholders of the Company including shareholders, analysts and other financial institutions, believes it is a widely used financial indicator of the Company's operating profitability and performance before the effects of capital investment and financing decisions. EBITDA is not a recognized measure under Canadian GAAP or U.S. GAAP and should not be considered as an alternative to net earnings, consolidated cash flow from operations or any other measure of performance required by GAAP or as an indicator of the Company's operating performance. The Company's method of calculating EBITDA may differ from other companies and accordingly, the Company's EBITDA may not be comparable to measures used by other companies. The following is a reconciliation of how the Company calculates EBITDA.


        ($000)                                                     2004        2003         2002       2001      2000
     ----------------------------------------------------------------------------------------------------------------------

       Earnings from operations before the undernoted (EBITDA)     25,586       30,830      28,085     39,558     43,467
       Loss (gain) on disposal of fixed assets                         57           --          20         59       (871)
       Depreciation                                                16,907       15,727      15,660     15,170     17,684
       Unusual items, loss (gain )                                    657        1,422       7,487    (55,556)    46,709
       Foreign exchange loss                                           --           --          --        968      1,841
       Amortization of deferred charges                               708          726         387      1,074      1,442
       Interest expense                                            10,569        9,755      13,684     18,085     20,270
       Interest capitalized                                        (4,252)      (3,738)     (2,572)    (1,065)      (191)
       Interest income                                               (756)        (730)     (1,942)    (3,141)    (3,509)
     ----------------------------------------------------------------------------------------------------------------------
       Earnings  (loss) from continuing operations before
          income taxes,  minority  interest and amortization of
          goodwill                                                  1,696        7,668      (4,639)    63,964    (39,908)
     ----------------------------------------------------------------------------------------------------------------------



(7)  Net debt is calculated as follows:

     ($000)                                                         2004        2003         2002       2001      2000
     ----------------------------------------------------------------------------------------------------------------------
     Total debt                                                   113,138      119,196      95,943    167,539    194,276
     Cash  and cash  equivalents and cash held in trust both
          current and long-term portions                           44,819       33,946       7,940    118,148     31,999
     ----------------------------------------------------------------------------------------------------------------------
     Net Debt                                                       68,319       85,250     88,003     49,391    162,277
     ----------------------------------------------------------------------------------------------------------------------

(8)  Cumulative impact

     In 2002, the Company originally did not reflect certain costs previously deferred under Canadian GAAP which were written off for Canadian GAAP in 2002 in determining its net loss under United States GAAP. As a result, the Company has retroactively increased the previously reported United States GAAP retained earnings as at December 31, 2002 by $3,645,000 and decreased reported United States GAAP net loss for the year ended December 31, 2002 by the same amount.

     In addition, the Company has adjusted the cumulative impact on retained earnings of United States GAAP adjustments in 2003 and 2002 to appropriately reflect the impact of deferred income taxes of $794,000 in 2003 and foreign currency translation gain of $1,015,000 in 2003 and 2002.

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

The following table sets forth the high and low exchange rates for each month during the previous six months:


                              Previous Six Months
------------------------------------------------------------------------------------------------------------------------------

                              Feb 2005          Jan 2005         Dec 2004          Nov 2004        Oct 2004         Sept 2004
------------------------------------------------------------------------------------------------------------------------------
High                             1.2566           1.2421           1.2413           1.2270           1.2725           1.3068
------------------------------------------------------------------------------------------------------------------------------
Low                              1.2299           1.1987           1.1858           1.1774           1.2197           1.2639
------------------------------------------------------------------------------------------------------------------------------

The following table sets forth the average exchange rates for the five most recent financial years, calculated by using the average rate on the last day of each month in such year:


                            Years ended December 31
------------------------------------------------------------------------------------------------------------------------------
                                                     2004            2003            2002             2001            2000
------------------------------------------------------------------------------------------------------------------------------
Average                                              1.2959          1.3916          1.5702           1.5487          1.4872
------------------------------------------------------------------------------------------------------------------------------

On March 28, 2004, the inverse of the noon buying rate was US$ $1.2234 per $1.00.

B.   CAPITALIZATION AND INDEBTEDNESS
     -------------------------------

Information not required for an annual report.

C.   REASONS FOR THE OFFERING AND USE OF PROCEEDS
     --------------------------------------------

Information not required for an annual report.

D.   RISK FACTORS
     ------------

The following is a description of risk factors that could affect the Company's business, and ultimately, its profitability.

RELIANCE ON CUSTOMERS

The business of the Company is dependent on the involuntary production of a number of by-products by its customers. As environmental regulations become more demanding, the need for by-product control, regeneration, removal, and conversion has increased. There can be no assurance that environmental regulations will not become less stringent in the future or that customers of the Company will continue to involuntarily produce by-products which drive their demand for the Company's services. Services provided and products handled from the Company's major customer accounted for 9.6% of the Company's total 2004 revenue, the loss of which could have a significant impact on the Company.

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

FOREIGN EXCHANGE

As the Company has U.S. based operations and reports in Canadian dollars, it is exposed to foreign exchange fluctuations. Approximately 44.5% of the Company's 2004 revenue was in U.S. dollars. Ignoring the foreign exchange impact on U.S. denominated working capital items, at present; a one-cent increase in the value of the Canadian dollar would negatively impact gross profit by approximately $0.3 million. The Company's debt and related interest expense is in U.S. dollars and hedges the U.S. dollar cash flow from operations.

The U.S. dollar interest expense, when combined with U.S. dollar depreciation and amortization expenses, limits the exposure of net earnings to foreign exchange fluctuations. A one-cent increase in the value of the Canadian dollar positively impacts net earnings by less than $0.1 million.

The Company has self-sustaining operations holding U.S. dollar assets and debt and under present accounting rules in Canada, any fluctuation in the Canadian dollar value against the U.S. dollar is recorded in the foreign currency translation adjustment account that is part of the shareholders' equity on the balance sheet.

COMMODITY PRICES

Industrial chemicals sold by the Company are subject to market price fluctuations. In addition, regional supply and demand imbalances can lead to isolated price erosion. The Company's end-use contracts generally have a "meet or release" provision. As a result, competitive pressure can cause the Company to lower selling prices in order to retain the volume. While the Company attempts to reduce its exposure to market price fluctuations through contracts where commodity price exposure is either shared with or borne entirely by the customer or through contracts with which have minimum volume requirements or guaranteed fees, there can be no assurance that the Company will be successful in renegotiating existing contracts or entering new contracts with such terms.

LABOUR

Out of a total of 186 employees, the Company has 37 unionized employees at three sites, represented by three unions through three collective agreements. There were no collective bargaining agreements that expired in 2004 and no work stoppages were incurred as a result of unresolved labour issues. The Company and the union satisfactorily resolved three formal grievances with one grievance outstanding at year-end. The collective bargaining agreement with the Communications, Energy and Paperworkers Union in our Fort Saskatchewan Sulphides plant is set to expire March 31, 2005. Although the Company has not suffered any loss of production due to work stoppages by its employees in recent years, there can be no assurances that work stoppages or other labour disturbances which may have a material impact on the Company will not occur in the future. Finally, a large number of the Company's suppliers and customers have unionized employees and there can be no assurances that work stoppages or other labour disturbances at the Company's suppliers or customers will not have a material adverse effect on the Company's business.

ENVIRONMENT

Notices and Findings of Violation have been issued against the Company by federal regulators in 1998 with respect to the Company's Toledo facility in Oregon, Ohio. The Company is, however, in compliance with the permits issued by the governing body (the State) and although there is a potential for penalties to be assessed against the Company, the Company believes that it is in substantial compliance with environmental laws, regulations and guidelines.

A Notice and Finding of Violation was issued by federal regulators in 1999 with respect to the facility in Cairo, Ohio which has been sold to Chemtrade Logistics Inc. ("Chemtrade"). As part of the sale, the Company has indemnified Chemtrade against liabilities relating to the Notice and Finding of Violation issued. As part of the indemnification the Company is obligated to reimburse Chemtrade for the necessary installation of control equipment and for any penalties which may be levied against the facility in respect of the Notice and Finding of Violation.


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

Further, the industry in which the Company competes has many participants, who own or claim to own, intellectual property. From time to time, a third party may claim that the Company infringes such third party's intellectual property rights or may challenge the Company's rights to its own intellectual property. Any claim, whether or not with merit, could be time-consuming to evaluate, result in costly litigation or require the Company to enter into licensing agreements that may require the payment of a license fee and/or royalties to the owner of the intellectual property. Such licensing agreements, if required, may not be available on royalty or other licensing terms acceptable to the Company, if available at all.

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

NEW FINANCING

The Company continues to actively pursue growth initiatives and may enter into commitments in advance of securing financing. This may require the Company to seek additional financing to supplement its current cash balances and internally generated cash flows in order to finance these commitments. Therefore, the Company is at risk as to the availability of new credit and the associated interest rates.

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

CRITICAL ACCOUNTING POLICIES

The Company's accounting policies, which are disclosed in Significant Accounting Policies note, Note 1 of the audited financial statements, are in accordance with generally accepted accounting principles in Canada and are applied on a consistent basis with the exception of goodwill which was applied prospectively. High-quality financial statements require rigorous application of accounting policies. Management uses judgment in selecting policies for which alternative methods exist and in applying the accounting policies. The policies discussed in Management's Discussion and Analysis, Item 5 of this report, are considered by management to be critical to an understanding of the Company's financial statements because their application places the most significant demands on management's judgment, and financial reporting results rely on estimation about the effect of matters that are inherently uncertain. Specific risks for these critical accounting policies are described in the critical account policies section of the Management, Discussion and Analyst,
Item 5 of this report. For all of these policies, management cautions that future events rarely develop exactly as forecasted, and the best estimates routinely require adjustment and these adjustments may have a material impact on the Company's financial condition.

ITEM 4.      INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY
--------------------------------------

INCORPORATION

Marsulex Inc. ("Marsulex" or the "Company") was amalgamated under the laws of Canada on June 16, 1989 under the Canada Business Corporations Act. On June 16, 1989, Marsulex amended its articles to remove the private company restrictions. On November 19, 1996, Marsulex amended its articles by, among other things, changing the minimum and maximum number of directors, amending the authorized capital and reclassifying certain classes of shares to prepare for a rights offering. Marsulex's registered office and Canadian headquarters is located at 111 Gordon Baker Road, Suite 300, Toronto, Ontario, M2H 3R1, and its telephone number is 416-496-9655. The Company's agent for service in the United States is Mr. Brian Stasiewicz located at Suite 2100, 203 North La Salle, Chicago, Illinois, 60601, and the telephone number is 312-558-1545.

A.   HISTORY AND DEVELOPMENT OF THE COMPANY
     --------------------------------------

The Company was formed in June 1989 when it acquired certain sulphur businesses and assets from C.I.L. Inc. ("CIL"), a wholly owned subsidiary of ICI plc, a U.K.-based diversified chemical company. In December 1996, the Company completed an initial public offering of its common shares and obtained a listing for its common shares on the Toronto Stock Exchange. CIL entered the sulphur products business in the late 1800s and was a major U.S. marketer of sulphur products. Following the acquisition, management shifted the focus of the Company from marketing sulphur products to providing outsourced environmental compliance solutions. As a result of this shift, the Company modified its contracts with customers to de-emphasize the impact of changes in pricing and demand for industrial chemicals on the Company's financial performance, and increased its percentage of revenues from contracts with guaranteed fees on minimum volume requirements. The Company also began implementing a strategy of expanding its services and prior to 2002 the Company completed the following acquisitions:

o In October 1996, the Company purchased the business and assets of Coulton Chemical Company, L.P. (the "Coulton Acquisition"), a leading provider of sulphuric acid regeneration services in northern Ohio.
o In June 1997, the Company purchased 65% of Sulconam Inc. ("Sulconam"), which it increased to 100% in 2002. Sulconam (now Marsulex Montreal Inc.) is based in Montreal, Canada and it extracts and recovers sulphur from hydrogen sulphide gas sent to the plant by pipeline from the Petro-Canada and Shell Canada oil refineries and converts it into elemental sulphur and sodium bisulphite.
o The Company entered the power generation sector in September 1997, with the acquisition of certain assets of General Electric Environmental Services Inc, "GEESI", providing the Company with a leading market position in air emission control to the global power industry.
o Sulex Inc. ("Sulex") was purchased in May 1998 and is the remaining subsidiary purchased as part of the purchase of IT Holding, Inc. and BCT Chemtrade Corporation from Trelleborg AB. Sulex operates two plants on the U.S. west coast - at Long Beach, California and at Anacortes, Washington - that remove molten sulphur from west coast oil refineries by converting the molten sulphur to a solid form for shipment overseas.
o In December 2000, Marsulex acquired the assets of Westaim Corporation's chemicals division that consisted of two Alberta-based chemical manufacturers and distributors of water treatment and industrial chemicals.

In August 2000, the Company signed an outsourcing agreement with Holcim Inc. (formerly Holnam Inc.) and completed a facility at Holcim's manufacturing plant in Dundee, Michigan. Under the terms of the agreement, the customer takes all of the production from the Company's facility. For a number of reasons, the customer stopped accepting product in March of 2003 and the Company's plant was subsequently idled. In accordance with the terms of the agreement, an arbitrated solution is being pursued. The Company has invested in excess of US$5 million in the CP-Gyp facility and operations.

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

In April 2001, the Company announced that it had signed definitive agreements to provide environmental services for Syncrude's proposed Upgrader Expansion project at the Mildred Lake oil sands facility in Alberta. The Company's proprietary ammonium scrubber technology will be utilized to reduce both ammonia and sulphur dioxide gas emissions. Under the agreements with Syncrude, the Company will provide a package of technology and services and will own and operate a portion of the environmental compliance facilities at the Mildred Lake site (the Company's Fort McMurray facility). Construction of the Company's portion of the environmental compliance facilities began in 2002 and was completed on schedule in September of 2003. The Company continues to maintain the plant in readiness for commissioning and start-up when Syncrude's overall UE-1 project is completed. Once the facility has been started up, the Company will earn a fee to process and dispose of the by-products from the scrubber and will participate in income derived from the sale of the ammonium sulphate fertilizer. The total revenue generated by the service package over the 15-year life of the agreements is expected to exceed $150 million. Earnings before interest, taxes, depreciation, amortization and unusual items, once the revenue stream from the outsourced services starts, is expected to be in excess of $7.5 million per year over the life of the agreements. The agreements also provide for three 5-year extensions. Under the Company's agreement with Syncrude, Syncrude reimbursed Marsulex for its carrying costs during the period between the completion of construction and the commencement of fees, which began in January 2005. During the second quarter of 2003, the Company obtained long-term financing for its portion of the environmental compliance facilities at Syncrude's UE-1 project and $40 million was advanced to a loan account which is held in trust. Cash draws are made on this account as construction of the facility progresses. The financing is secured by the assets of a wholly owned subsidiary of the Company and by a general guarantee from the Company until the successful start-up of the facility as defined under the terms of the loan agreement, at which time the general guarantee is released and the loan will be secured by the subsidiary's assets. If, after the successful start-up of the facility, the subsidiary fails to perform its operating obligations, the Company will become responsible for the operation of the facility. The loan bears interest at a fixed rate of 7.3% per annum with a monthly interest-only payment required until the commencement of fees, which began in January of 2005, and at which time the repayment of principal and expensing of the interest also began and will continue over the next 15 years.

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

On August 20, 2002 the Company completed an offer to repurchase up to $69.5 million (US$44.2 million) of its 9 5/8% Senior Subordinated Notes. The Company acquired $69.5 million principal amount of the Notes plus accrued interest of $0.9 million (US$0.6 million), fulfilling its obligations under the terms of the indenture that arose as a result of the Chemtrade Transaction.

In the third quarter of 2001, the Company announced the disposition of its mechanical collectors equipment sales business that was part of its Power Generation Group. In January 2002, the Company completed the transition of the Group to being a provider of outsourced services with the sale of its parts and service business and other assets.

In September 2003, the Company's largest shareholder, TD Capital Canadian Private Equity Partners, acquired 4.7 million non-voting shares of the Company in a private transaction. The shares were converted to voting shares and TD Capital now directly or indirectly owns or controls approximately 57% of the Company's outstanding shares.

On October 7, 2003, the Company acquired the sulphur products business in Prince George, British Columbia from Duke Energy Gas Transmission. The gross purchase price was $13,382,000 prior to working capital adjustments, which resulted in a cash purchase price of $11,604,000 financed by the Company through existing cash. The acquisition has been accounted for using the purchase method of accounting and has been consolidated from the date of acquisition. The Company has had the exclusive marketing responsibility for the facility's output for almost 15 years and has participated in the earnings throughout that period. The operation was integrated into the Company's Western Markets Group and began contributing to earnings in the fourth quarter of 2003.

In 2004, the Company began its preparation for the expansion of its Montreal facility. The expansion will increase the facility's capacity by approximately 50% and the existing service agreements have been extended to 2015 from 2010. Construction of the project has begun and is scheduled for completion in mid 2006.

B.   BUSINESS OVERVIEW
     -----------------

THE COMPANY

Marsulex is a leading industrial services company with a focus on outsourced environmental compliance solutions. The Company's services encompass the complete outsourcing of environmental compliance activities including the ownership and operation of compliance assets. The Company provides its services to a number of industries where increasingly stringent environmental compliance regulations and pressure to improve financial performance create opportunities for Marsulex to apply its core competencies and new technologies to outsourced compliance solutions for customers. The two industries where Marsulex already has a significant presence and that offer immediate business opportunities for the Company are oil refining and power generation. In western Canada, Marsulex also produces, upgrades and markets sulphur-based industrial chemicals. This range of services meets customer needs and creates long-term value for shareholders.

o Over 20 oil refineries and industrial customers are serviced from five Marsulex owned and operated facilities in North America.
o Marsulex is a leading supplier of industrial chemicals to more than 15 pulp and paper manufacturers in western Canada. The Company also supplies water treatment chemicals to municipalities and industry throughout Alberta and Saskatchewan.
o Marsulex's proprietary ammonium scrubbing technology, which has been in commercial operation in the U.S. since 1996, has been installed at the Syncrude coker expansion at Mildred Lake, Alberta. The Company believes that this technology delivers the best available flue gas desulphurization efficiency related to capturing SO2 emissions and minimizing CO2 production all at better economics.
o Marsulex is the world's largest provider of traditional flue gas desulphurization ("FGD") systems and services to the power generation industry. Marsulex's technology is utilized in 174 units - 121 of them outside of North America. The FGD systems are delivered by licensees in North America and internationally.
o Marsulex provides customers with access to leading edge proprietary technologies and economies of scale and scope.

The Company's goal is to create shareholder value by providing outsourced industrial services that generate:

o    Superior returns on invested capital.
o    High quality predictable and sustainable earnings and cash flow.

Marsulex currently does this by focusing its operations on air quality compliance with a concentration on the energy industry, by securing fees under long-term contracts, and by continuous improvement of its operations.

The Company intends to grow its business through:

o The identification of new market opportunities in industrial services to drive organic growth.
o The development of new service solutions based on proprietary Marsulex technologies or best available technologies that facilitate the outsourcing of environmental compliance activities under long-term service agreements incorporating guaranteed fees.
o Acquisition of complementary businesses that are within the Company's core competencies.

BUSINESS STRATEGY

The Company currently provides its services to a number of industries where increasingly stringent environmental compliance regulations and pressure to improve financial performance create opportunities for Marsulex to apply its core competencies and technologies to outsourced compliance solutions for customers.

The Company's solutions are developed to meet customer needs and to provide them with innovative compliance solutions that use best available technology, and the Company's demonstrated expertise in compliance processes, site operations, risk management, transportation, by-product removal and marketing to limit or manage environmental exposure at the lowest possible cost. The Company provides skills that may be far removed from customers' core businesses, and also can often achieve economies of scale that customers cannot access on their own.

The two industries where Marsulex already has a significant presence and that offer immediate business opportunities for the Company are oil refining and power generation. These industries are:

o    Impacted by stringent environmental regulations.
o Capital intensive with sensitivity to reduced costs and improved operating margins.
o Increasingly receptive to outsourcing as a way to maximize investment returns.
o    Viable and have long-term growth prospects.

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

Power Generation Industry
-------------------------

The Company also identified the power generation industry as a similar opportunity and established internationally a platform in this sector in 1997 by acquiring certain business assets of GEESI. In North America, there is a growing trend towards deregulation of the power industry, making cost competitiveness a key issue. In existing solid fuel-fired generating facilities, the most effective way to lower operating costs is to switch to lower cost, higher sulphur content fuels. These fuels, however, create several environmental compliance issues. Marsulex, utilizing its proven patented technologies, offers outsourcing solutions that enable power generators to meet environmental compliance obligations while creating greater fuel flexibility and access to the savings of lower cost high-sulphur fuel as well as cost avoidance opportunities and enhanced by-product revenues. The Company offers its established international customer base a range of services to deal with NOx, SOx, particulate and other air emission compliance issues.

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

Strategically Located Facilities
--------------------------------

The Company's conversion and regeneration facilities provide it with the ability to convert gas, liquid and solid waste streams into useable industrial chemicals. Some of these facilities are located adjacent to, or are connected by pipeline with, certain customers' facilities. The Company also operates several chemical manufacturing facilities in the Western Markets Group.

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

Western Markets currently maintains long-term relationships with numerous customers in a variety of sectors, and for a variety of products and services. These relationships often include multiple products and are often set in multiple-year agreements. Many of these working relationships have been in place for over 30 years. For example, Western Markets has supply and sourcing agreements on various products extending up to or beyond 2007 with Sherritt International Corporation at Fort Saskatchewan, Alberta, Canada.

The Company's Power Generation Group, the world's largest provider of traditional FGD systems and services, has developed long-standing relationships with numerous customers in North America and internationally.

Established Contracts
---------------------

The Company typically enters into contracts with its customers related to the provision of services and the removal, distribution and sale of the resulting industrial chemicals. The Company's contracts are generally two to 17 years in length. The Company usually attempts to structure its contracts such that it receives a guaranteed fee or minimum volume requirements for the services it provides, or it receives payment based on sharing with the customer changes in sales price received from the sale of industrial chemicals or other by-products and/or changes in input costs such as fuel.

Although the volumes processed by the Refinery Services Group may be affected by market demand and seasonal variation of the refinery customers' products, generally peaking during the summer driving season, the Group's revenues are largely stable year over year and may be insulated through contractual minimum volume requirements.

The demand for the Western Markets Group's products may experience seasonal fluctuations. For example, demand from the Group's municipality customers to treat water peaks during the spring "run off" and summer seasons.

The timing of revenues earned from the Power Generation Group's projects and licensing activities results in variances in the Group's quarterly results.

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

The Company believes that it is currently in material compliance with its existing permits and regulatory approvals except as disclosed under "Item 3 - Key Information - Risk Factors - Environment". Further, the terms and conditions of future permits and approvals may be more stringent and may require increased expenditures on the part of the Company.

OPERATING SEGMENTS

The Company's strategy to target the energy industry with outsourced compliance solutions is implemented through its Refinery Services and Power Generation operating groups. A third operating group, Western Markets, manufactures, upgrades and distributes sulphur-based industrial chemicals. The Company has a range of expertise and services such as project execution support, finance, information systems, human resources, and risk management that are provided to each of the operating groups through a fourth non-operating segment, Corporate Support. The Company has determined that this structure is the most efficient and effective way to make these corporate support services available throughout the organization.

Refinery Services Group
-----------------------

Refinery Services provides outsourced compliance solutions to major oil refinery customers in the United States and Canada. Services are typically provided under long-term service agreements. The services provided are primarily regeneration of spent sulphuric acid produced during octane enhancement of gasoline, extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process and sulphur dioxide (`SO2') recovery to ensure air quality compliance. Refinery Services is the dominant provider of spent acid regeneration and hydrogen sulphide emission services in the U.S. mid-west and the only independent provider of hydrogen sulphide services in Canada. Spent acid regeneration represented 29% of the Company's 2004 revenue (2003 - 25%). The volumes processed by the Company's facilities are subject to the market demand and seasonal variations of its refinery customers' products, although the segment's earnings are somewhat insulated from these variations through contractual minimum volume requirements or guaranteed fees, which in 2004 accounting for over 80% of the group's earnings (2003 - 80%).


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

Western Markets Group
---------------------

Western Markets produces sulphur-enhanced chemicals for the pulp and paper industry in Alberta and Saskatchewan and is one of the leading suppliers of alum, a water treatment chemical used extensively by municipalities for water and sewage treatment. It operates five plants based in four locations in Western Canada. The group's product range includes sulphuric acid, liquid sulphur dioxide, aluminum sulphate ("alum"), sodium bisulphite, aqua ammonia, carbon disulphide, and hydrogen sulphide. These products and related services are provided to numerous customers with whom it has maintained long-term relationships. These relationships often include multiple products and are often set in multi-year agreements. A portion of the group's earnings is from risk-shared contracts. The chemical products manufactured or marketed by the Western Markets Group are discussed below.

Sulphuric Acid. Sulphuric acid is generally regarded as the world's largest-volume industrial chemical and is primarily used in the production of phosphate fertilizer, copper leaching, in water treatment, as a bleaching agent in pulp & paper, and for various industrial uses. Sulphuric acid can be produced involuntarily as a by-product of base metal smelting (metallurgical acid), crude oil refining and other industrial processes, or voluntarily by burning Sulphur. Standard grade Sulphuric acid (93%) exhibits the characteristics of a commodity product, with market pricing and volatility a function of supply/demand balance regionally and sometimes seasonally.

Historically, increases in market demand for sulphuric acid in North America, or unscheduled loss of involuntary production have traditionally been accommodated by adjustments to voluntary production (versus metallurgical), while over-supply has typically been absorbed by the fertilizer industry. Sulphuric acid revenue represented 15% of the Company's 2004 revenue (2003 - 14%).

Liquid Sulphur Dioxide. Liquid sulphur dioxide can be produced voluntarily by burning elemental sulphur, or involuntarily through metallurgical sources or various industrial processes. For involuntary producers, liquid sulphur dioxide is a relatively high value product to produce compared to elemental sulphur or sulphuric acid. However, the conversion of by-product gas into liquid sulphur dioxide often requires extensive modifications to primary processes, which can require significant investment and cost.

The price of liquid sulphur dioxide varies by geographic market, but is comparatively much less freight-sensitive than sulphuric acid and therefore increases the geographic area within which the liquid sulphur dioxide can be shipped profitably. Liquid sulphur dioxide is consumed in a number of industrial sectors and processes.

Aluminum Sulphate. Aluminum sulphate, also known as alum, is produced in both dry and liquid forms. According to industry consultants, approximately 50% of aluminum sulphate is consumed in municipal and industrial water treatment and approximately 45% is used in the pulp and paper industry for process water treatment and paper sizing.

Sodium Bisulphite. Sodium bisulphite is made by reacting caustic soda or soda ash with sulphur dioxide in either a liquid or gaseous form. Sodium bisulphite is primarily used as a bleaching agent in the pulp & paper industry, and can also be used as a dechlorination agent in municipal and industrial water treatment.

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

Power Generation Group
----------------------

Power Generation provides outsourced environmental services, primarily air quality compliance, to customers in the power generation industry. The key target market is the worldwide power generator industry, primarily those power generator customers that utilize fossil fuels in their electricity generation processes. Fossil-fired power plants are the largest source of air pollution in North America, and over 50% of power in the U.S. is generated from coal. Management believes that this customer group represents an important long-term growth opportunity as tighter environmental regulations come into force and continued deregulation of the electric industry leads power generators to examine opportunities to lower costs and improve the efficiency of their operations. The estimated capital cost of bringing older coal-fired plants into compliance exceeds US$40 billion. To counter the slow enforcement of existing air emission control regulations in the U.S. and, therefore, commitments by utilities to new emission control equipment, the Power Generation Group increased its focus on prospective international markets, especially in China.

Power Generation provides products and services that allow the power generator customer to cost effectively remove sulphur dioxide gases and other pollutants from its air emissions to meet environmental regulations.

One of the Company's proprietary technologies provides customers flexibility to switch to lower cost high sulphur fuels. Its ammonium scrubbing technology captures and converts sulphur dioxide gases into granular ammonium sulphate and potassium sulphate, both readily marketable fertilizers. This technology has a high SO2 removal efficiency that allows the power generator to burn lower cost, high-sulphur fuels as well as to produce a saleable fertilizer product. This combination can substantially reduce the power generator's operating costs while still meeting environmental compliance obligations. The Company's extensive experience and customer relationships established through the installation of 174 traditional FGD systems worldwide provide a strong base from which to offer its outsourced environmental compliance solutions.

REVENUE BY SEGMENT

($000)                               2004           2003           2002
-------------------------------------------------------------------------

Refinery Services                  73,890         71,504         69,363
Western Markets                    54,590         54,295         53,953
Power Generation                    8,542          9,183         14,975
-------------------------------------------------------------------------
                                  137,022        134,982        138,291
-------------------------------------------------------------------------

FOREIGN OPERATIONS AND GEOGRAPHIC SEGMENTS

The Company operates primarily in Canada and the United States and revenue is attributed to customers based on the location of the customer.

($000)                               2004           2003           2002
-------------------------------------------------------------------------

Canada                             76,151         77,052         82,092
United States                      58,015         57,881         53,209
Other                               2,856             49          2,990
-------------------------------------------------------------------------
                                  137,022        134,982        138,291
-------------------------------------------------------------------------

COMPETITION

Marsulex operates in competitive markets, and some of the Company's competitors have economic resources greater than those of the Company and are well established as suppliers to the markets that Marsulex serves.

In Refinery Services, there are six other North American merchant acid regeneration companies specializing in recycling spent acid for oil refineries and chemical manufacturers including E.I. DuPont de Nemours & Co. (DuPont), PVS Chemical Solutions Inc., Peak Chemical LLC, General Chemical Corporation and Rhodia Inc. Refinery Service's sulphur prilling operation in Long Beach, California, which converts molten sulphur into solid form for shipment overseas, has two main competitors: H.J. Baker & Bros., Inc. and California Sulphur Company.

The Western Markets group operates in a competitive environment and is subject to volume and price volatility risk. For certain products, the group shares end-use product price and volume risk with its supplier. Its major direct competitors include Norfalco Ltd, Teck Cominco Ltd, Border Chemical Company Ltd, ClearTech Industries Inc., as well as alternative products available in the marketplace.

There are two primary competitors for Power Generation's ammonium FGD technology: Airborne Pollution Control Inc, and Lurgi Lentjes, AG, both of which provide emission control technology to the power generation industry. Several competitors also supply other goods and services to the customers of the Power Generation group including boiler and full power trains. This integrated approach versus the Power Generation group's `pollution containment only' approach may impact the Company's ability to compete. In addition, the Power Generation group has competitors providing traditional FGD technology. They include Alstom, Advatech LLC, Babcock & Wilcox Company, Babcock Power, FISIA Babcock Environment Gmbh, Mitsubishi Heavy Industries, Ltd., and Wheelabrator Air Pollution Control Company Inc.

Several of the Company's niche services and products are sold into select markets. There can be no assurance, however, that these markets will not attract additional competitors that could have greater financial, technological, manufacturing and marketing resources than Marsulex.

ENVIRONMENT

The Company has a comprehensive policy on the environment directed towards minimizing the environmental impact of all its activities. Application of, and adherence to, the policy is regularly reviewed through environmental assessments, including independent reviews of its assets and operations. In 2004, the Company conducted internal assessments at select facilities to verify the presence and effectiveness of its management systems. The Company also successfully underwent a rigorous external assessment of its management systems and practices in December 2003 in accordance with the Reverification Protocol of the Canadian Chemical Producers' Association's Responsible Care(R) initiative. Conducted approximately every three years after the initial verification of Responsible Care-In-Place, Reverification involves assessment by an independent team made up of knowledgeable industry experts, a representative of the community at large and representatives of the communities in which the Company operates.

The Company's Montreal facility was one of four Quebec organizations honoured to receive the 2004 EcoGESte Award for controlling and reducing greenhouse gas emissions. Presented by Environnement Quebec in the Small and Mid-sized Business category, the facility was recognized for its reduction in greenhouse gas emissions and energy efficiency improvements.

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

A Notice and Finding of Violation has been issued by federal regulators with respect to the facility in Cairo, Ohio, which was sold to Chemtrade Logistics Inc. ("Chemtrade"). As part of the sale, the Company has indemnified Chemtrade against liabilities relating to the Notice and Finding of Violation issued. As part of the indemnification the Company is obligated to reimburse Chemtrade for the necessary installation of control equipment and for any penalties, which may be levied against the facility in respect of the Notice and Finding of Violation. The Company believes that the Cairo facility is in material compliance with regulations issued by the State of Ohio as those regulations relate to allegations of federal regulators, and that the State has issued lawful permits consistent with those regulations governing the operation of the Cairo facility.

In the opinion of management, environmental compliance cost and penalties for both the Cairo and Oregon facilities, if imposed by federal regulators, will not have a material adverse effect on the financial position of the Company, provided the Company is successful in prosecuting indemnity claims from the entity from which it purchased the facilities, and that sufficient monies are available to fund those indemnity obligations.

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

In 2004, through the increased efforts of every employee, safety performance of the Company improved substantially with a 50% reduction in Recordable incidents involving occupational injury or illness. The Company remains committed to its goal and continues its efforts to further improve performance in 2005. Among the highlights in 2004, the Company achieved a 34% improvement in the safety performance of its contractors, five of its locations have been without a single Recordable Injury for greater than 5 years and none of the facilities experienced process related occurrences of a material nature. The Company also received in 2004, Safe Handling Awards from both of its principal rail carriers.

As a member of the Canadian Chemical Producers' Association since the Company's inception, Marsulex annually re-affirms its commitment to the ethic of Responsible Care(R). Through its Codes of Practice and the Company's EH&S Management Systems, the Company continues to improve its overall performance in the responsible management of its activities and forms valuable relationships with its communities and stakeholders. The Marsulex Toledo, Ohio facility was recognized by the Ohio Chemistry Technology Council ("OCTC") and received the OCTC 2004 Excellence in Responsible Care(R). Award for its continued improvement in areas of environmental, health and safety performance.

C.   ORGANIZATIONAL STRUCTURE - SUBSIDIARIES
     ---------------------------------------

As at March 15, 2004, a Toronto---Dominion Bank fund, TD Capital Canadian Private Equity Partners, owned directly or indirectly 57.3% of the Company's outstanding shares. The following list sets forth the wholly owned subsidiaries, whether directly or indirectly, of Marsulex, as at December 31, 2004, and their jurisdiction of incorporation:

COMPANY                                                   JURISDICTION
-------                                                   ------------

Marsulex Montreal Inc. (formerly Sulconam Inc.)           Canada
Marsulex Environmental Technologies Corporation           Delaware
Sulex Inc.                                                California
Marsol Canada Corporation                                 Canada
Marsulex Refinery Environmental Services Inc.             Delaware
Soucar Enterprises, LLC                                   Delaware
Investis U.S., Inc.                                       Delaware
IT Holding, Inc.                                          Delaware
Marsulex Environmental Technologies, LLC                  Delaware
Marsulex U.S. Partnership                                 Delaware
Marsulex Nova Scotia ULC                                  Canada
Marsulex U.S. Holdings, LLC                               Delaware
4086554 Canada Inc.                                       Canada

D.   PROPERTY, PLANT AND EQUIPMENT
     -----------------------------

DISTRIBUTION AND FACILITIES

Industrial Services and Manufacturing: The Company's industrial services facilities provide it with the ability to process sulphur by-product streams. In addition, the Company can also voluntarily produce a variety of industrial chemicals at its manufacturing facilities, including sulphuric acid, liquid sulphur dioxide, alum, and other specialty chemicals.

The following table lists the current location and products handled at each of the conversion, manufacturing, storage and transfer facilities:

                                                  SQUARE    CAPACITY    CAPACITY
     FACILITIES              LOCATION            FOOTAGE   UTILIZATION  TONS/YEAR         SERVICES & PRODUCTS
-----------------------------------------------------------------------------------------------------------------------
Industrial Service    Montreal, Quebec            89,000       70%        54,750    Hydrogen Sulphide Processing
  Facilities
                      Toledo, Ohio               115,000       90%       300,000    Spent Acid Regeneration, Hydrogen
                                                                                      Sulphide Processing
                      Long Beach, California      29,079       70%       200,000    Sulphur Prilling
                      Mount Vernon,              204,450       70%       130,000    Sulphur Prilling
                        Washington
                      Whiting, Indiana            29,000       --             --    Redundant Tail Gas Processing
                      Fort McMurray, Alberta      66,000       --        109,000    After Start-up and commissioning will
                                                                                      produce Ammonium Sulphate Fertilizer
                                                                                      from tail gas
                      Dundee, Michigan            39,500      idled           --    CP-Gyp facility idled

Manufacturing         Calgary, Alberta             9,360       70%        16,500    Aluminum Sulphate (Alum)
  Facilities
                      Fort Saskatchewan,          72,500       85%        38,000    Alum and Sodium Bisulphite
                        Alberta                                          /14,000
                      Fort Saskatchewan,          38,000       95%         7,300    Carbon Disulphide and Hydrogen Sulphide
                        Alberta
                      Saskatoon, Saskatchewan     11,050       70%        28,000    Alum
                      Prince George, British     266,000       95%       103,827    Acid, SO2
                        Columbia
                      Prince George, British     177,300       30%        10,800    Aluminum Sulphate (Alum)
                        Columbia

Customer Service      Calgary, Alberta             1,000       --                   Sulphuric Acid and Alum
  Storage Centres
                      Fort Saskatchewan,           3,500       --                   Sulphuric Acid, Aqueous Ammonia and Alum
                        Alberta

Office Locations      Toronto, Ontario             9,334                            Corporate Head Office
                      Chicago, Illinois              374                            U.S. Head Office and Sales Office
                      Toledo, Ohio                 1,915                            U.S. Plant Management Office
                      Lebanon, Pennsylvania       16,900                            Power Generation Office


All of the Company's locations are situated on Company-owned land, except Prince George, British Columbia; Fort McMurray, Alberta; Toledo, Ohio; and Whiting, Indiana; with the balance on leased land with terms up to 22 years. The facilities at Long Beach, California and Anacortes, Washington are leased. The Company also maintains leased office space in Toronto, Ontario; Chicago, Illinois; Toledo, Ohio; and Lebanon, Pennsylvania.


Construction of the Company's portion of the environmental compliance facilities at Syncrude's Upgrader Expansion project (UE-1) was completed during the third quarter of 2003 and has been maintaining the plant in readiness for commissioning and start-up when Syncrude's overall UE-1 project is completed. At December 31, 2004, the Company had spent $52.5 million compared to the total budget of $56.6 million and to the 2003 expenditures of $49.9 million. Syncrude reimbursed the Company for its carrying costs during the period between the completion of construction and commencement of fees, which started in January 2005. During the second quarter 2003, the Company obtained long-term financing for its portion of the environmental compliance facilities at Syncrude's UE-1 project and $40.0 million was advanced to a loan account which is held in trust. The Company also has a fixed price commitment to purchase equipment and services relating to its construction of its Syncrude facility totaling $32.5 million including change orders issued during 2004. To December 31,

2004, $32.5 million (2003 - $32.3 million) had been recorded as part of facilities under construction in property, plant and equipment.

The Company entered into agreements with Petro-Canada and Shell Canada Products for the expansion of its Montreal facility that would increase the facilities capacity by approximately 50%. Construction of the project has begun and is scheduled for completion in mid 2006. To the end of December 31, 2004, the Company has $13.0 million in purchase commitments and has recorded $3.9 million as part of facilities under construction in property, plant and equipment.

ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT'S DISCUSSION & ANALYSIS

Management's Discussion and Analysis of the Company's operating results and consolidated cash flows for the 3-year period ended December 31, 2004, liquidity and capital resources, risks and uncertainties, and critical accounting policies are incorporated by reference herein and are attached as exhibit 5.1 hereto.

ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT
     -------------------------------

The following table sets forth the names of the directors and senior management of the Company, the offices or positions held by them, and their dates of appointment as applicable. Directors are elected by the shareholders to serve until the next annual meeting of the Company or until their successor is elected or appointed.

---------------------------------------------------------------------------------------------------------------------------
                                                                       POSITION WITH                     DATE OF
             NAME                         RESIDENCE                       COMPANY                       APPOINTMENT
---------------------------------------------------------------------------------------------------------------------------
Roderick F. Barrett                   Toronto, Ontario                    Director                     April, 1993
---------------------------------------------------------------------------------------------------------------------------
David M. Gee (1)                       Aurora, Ontario            Director, President and        August, 1995 to November,
                                                                  Chief Executive Officer                  2004
---------------------------------------------------------------------------------------------------------------------------
William A. Lambert                    Toronto, Ontario                    Director                    February, 2002
---------------------------------------------------------------------------------------------------------------------------
Ian M. Matheson                     Mississauga, Ontario                  Director                    October, 1989
---------------------------------------------------------------------------------------------------------------------------
David S. McCann                       Toronto, Ontario                    Director                    February, 2002
---------------------------------------------------------------------------------------------------------------------------
John A. Rogers                       Islington, Ontario                   Director                    November, 1996
---------------------------------------------------------------------------------------------------------------------------
William C. Stevens                    Toronto, Ontario                    Director                     March, 2004
---------------------------------------------------------------------------------------------------------------------------
Lee C. Stewart                       Weston, Connecticut                  Director                   September, 2000
---------------------------------------------------------------------------------------------------------------------------
Robert L. Yohe                     Bonita Springs, Florida                Director                    November, 1996
---------------------------------------------------------------------------------------------------------------------------
Laurie Tugman (2)                   Mississauga, Ontario               President and                   August, 1994
                                                                  Chief Executive Officer
---------------------------------------------------------------------------------------------------------------------------
Edward R. (Ted) Irwin (3)           Mississauga, Ontario          Chief Financial Officer            September, 2001
---------------------------------------------------------------------------------------------------------------------------
Robert H. Cardell                  Washington, New Jersey         Vice President and General          December, 2001
                                                               Manager, Power Generation Group
---------------------------------------------------------------------------------------------------------------------------
Doug Osborne                          Edmonton, Alberta       Vice President, Western Markets           May, 1989
                                                                           Group
---------------------------------------------------------------------------------------------------------------------------
Brian Stasiewicz                      Chicago, Illinois           Vice President, Refinery              May, 1989
                                                                       Services Group
---------------------------------------------------------------------------------------------------------------------------
Judith George                          Milton, Ontario              Corporate Secretary               October, 1996
---------------------------------------------------------------------------------------------------------------------------

1.   As of the dates indicated, the individual relinquished his position with the Company. Residence information is as at the date of his departure.
2.   Appointed to current position in November 2004, previously held the position of Chief Operating Officer.
3.   Appointed to current position in March 2004, previously held the position of Vice President, Finance.


DIRECTORS

The members of the Board of Directors are listed below:

Roderick F. Barrett. Mr. Barrett is Managing Partner, Stikeman Elliott LLP, Barristers & Solicitors and has acted as corporate counsel to Marsulex since its inception. He serves on the board of Chemtrade Logistics Inc., as well as a number of private companies.

William A. Lambert. Mr. Lambert is a Managing Director of TD Capital Group, the private equity arm of The Toronto-Dominion Bank. He has over 12 years experience in merchant banking and investing and 10 years experience in consulting and plant engineering. Mr. Lambert received his M.B.A. from York University and his B.S. degree in Electrical Engineering from Massachusetts Institute of Technology. He serves on the boards of a number of private companies.

Ian M. Matheson. Mr. Matheson is Chief Consulting Officer, Risk Management Consultants of Canada Limited. He has been a director of Marsulex since its inception. He has also held senior management positions with, and been an advisor to, major corporations in the United States and Canada including manufacturing, chemical, environmental and transportation companies. He is a director of Aon Reed Stenhouse Inc., a subsidiary of Aon Corporation, a member of the Advisory Board of First Canadian Title Company Limited, a subsidiary of The First American Corporation and serves on a number of boards in the insurance, financial services and manufacturing sectors.

David S. McCann. Mr. McCann is a Managing Director of TD Capital Group, the private equity arm of The Toronto-Dominion Bank. He has over 14 years experience in merchant and investment banking in the U.S. and Canada. He serves on the boards of a number of private companies.

John A. Rogers. Mr. Rogers is President & Chief Executive Officer, MDS Inc. He has been with MDS since 1973, holding increasingly senior positions. He was appointed to his current position in March 1996 and has been a member of the Board of Directors of MDS since 1991. He is a Chartered Accountant and also serves on the boards of several other organizations.

William C. Stevens. Mr. Stevens is a Vice President and Director of TD Capital Group, the private equity arm of The Toronto-Dominion Bank. He has over 10 years experience in investment banking and private equity investing. He serves on the boards of a number of private companies.

Lee C. Stewart. Mr. Stewart is a private financial consultant. Mr. Stewart has had over 22 years experience as an investment banker followed by such positions as Vice President with Union Carbide Corporation, and Executive Vice President and Chief Financial Officer of Foamex Inc. Additionally, he is a director of AEP Industries, P.H. Glatfelter & Company, and on the Advisory Board of Daniel Stewart & Company.

Robert L. Yohe. Mr. Yohe is a Corporate Director. Before retiring in 1994, Mr. Yohe was Vice Chairman and Director of Olin Corporation, a diversified company with interests in chemicals, metals, electronic materials, ordnance and aerospace. Prior to joining Olin, he held executive positions with several chemical companies in the United States. He holds an M.B.A. from Harvard Business School and has overseen the finance function in his capacity as Vice Chairman of Olin Corporation and as President of Olin Chemicals, a subsidiary of Olin Corporation. Mr. Yohe is also a director of Airgas, Inc., Calgon Carbon Corporation, and The Middleby Corporation.

MANAGEMENT TEAM

Laurie A. Tugman, President and Chief Executive Officer. Mr. Tugman joined Marsulex in August 1994 as Vice President Finance & Chief Financial Officer and held the positions of Executive Vice President and Chief Financial Officer, Chief Operating Officer prior to his promotion to President and Chief Executive Officer in November of 2004. From 1990 to 1994, he was Vice President, Finance, and Chief Financial Officer, of a mine contracting, and engineering company. Mr. Tugman has over 20 years experience in financial and operational management in the waste management and oil and gas industries.

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

Brian E. Stasiewicz, Vice President, Refinery Services Group. Mr. Stasiewicz has been with the Company since its inception in 1989 and joined CIL in 1983. He served in various regional and corporate sales positions.

Judith George, Corporate Secretary. Ms. George joined TD Capital Group, the private equity arm of The Toronto-Dominion Bank, as Vice President Legal and Compliance in June 2003. Prior to that date, she was Corporate Secretary of the Harrowston group of companies, which were acquired by TD Capital Group in July 2001. In addition, Ms. George has served as Corporate Secretary of the Company since October 1996.

B.   COMPENSATION
     ------------

Discussions regarding the compensation of the Company's directors and executive officers, as included in the Company's Management Information Circular filed with the Ontario Securities Commission are hereby incorporated by reference and included as exhibit 5.2 hereto.

C.   BOARD PRACTICES
     ---------------

The Mandate of the Marsulex Board is consistent with the TSX's requirement that a board assume responsibility for the stewardship of a corporation. The Company's Mandate is reviewed annually and includes the following responsibilities:

(a)  adoption and reassessment of the strategic plan for the Company;
(b) identification of principal risks associated with the Company's business and review of systems to manage these risks;
(c)  assessment of senior management and consideration of succession planning;
(d)  adoption of communications policy for the Company; and
(e)  review of internal control and management information systems.

COMMITTEES

The Board has established four standing committees to assist in this stewardship function. Each committee is composed of outside directors, the majority of which (except in the case of the Environmental, Health & Safety Committee) are unrelated to the Company.

HUMAN RESOURCES AND COMPENSATION COMMITTEE - This Committee is responsible for assisting the Board in determining compensation of senior management as well as reviewing the adequacy and form of directors' compensation. The Committee annually reviews the goals and objectives of the Chief Executive Officer for the upcoming year and each year conducts an appraisal of the performance of the Chief Executive Officer and together with the CEO reviews the performance of senior management. The members of the committee are:

Robert Yohe (Chair)
Ian Matheson (committee member until December 2, 2004)
David McCann
Lee Stewart (committee member appointed December 2, 2004)

AUDIT COMMITTEE - The Committee assists the Board in fulfilling its oversight responsibility of the Company's financial reporting, accounting systems, internal controls and liaising with the external auditors, as well as its fiduciary duties with regard to the Company's compliance with legal and regulatory requirements in financial matters, public disclosure policy and financial risk management. It reviews the annual consolidated financial statements, quarterly financial statements and management discussion and analysis and annual information form and SEC Form 20F on behalf of the Board. It works jointly with the external auditors and management to develop the annual audit plan and recommendations on internal controls. The Committee meets with the Corporation's external auditors independently of management at least once a year. In addition, the Committee deals with financial risk management. The Committee's mandate is reviewed regularly. The Committee is responsible for hiring and evaluating the Auditors and for recommending their compensation. It reviews all non-audit work performed by the Auditors. The members of the committee are:

John Rogers (Chair)
William A. Lambert (committee member until March 1, 2005)
Lee Stewart
Robert Yohe (committee member appointed March 1, 2005)

All Committee members are considered to be financially literate, which means having the ability to read and understand financial statements presenting a breadth and level of complexity of accounting issues, generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised in the Corporation's financial statements.

Mr. Lambert is a Managing Director of TD Capital Group, the private equity arm of The Toronto-Dominion Bank. TD Capital Canadian Private Equity Partners, a private equity fund established by The Toronto-Dominion Bank owns directly or indirectly approximately 57.3% of the Company's outstanding common shares, and therefore Mr. Lambert was not considered independent.

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

Ian Matheson (Chair)
Robert Yohe

CORPORATE GOVERNANCE COMMITTEE - This Committee is responsible for developing the Company's approach to corporate governance issues, advising the Board in filling vacancies on the Board and periodically reviewing the composition and effectiveness of the Board and the contribution of individual directors. The members of the committee are:

Roderick Barrett (Chair)
John Rogers
Robert Yohe

D.   EMPLOYEES
     ---------

The Company had 186 employees, including 115 in Canada and 71 in the U.S. at December 31, 2004 (2003 -180 employees; 2002 - 180 employees).

There were no Collective Bargaining Agreements that expired in 2004 and no work stoppages were incurred as a result of unresolved labour issues. The Company and the union satisfactorily resolved three formal grievances with one grievance outstanding at year-end.

The Collective Bargaining Agreement with the Communications, Energy and Paperworkers Union in our Fort Saskatchewan Sulphides plant is set to expire March 31, 2005.

Further, while the Company has not suffered any loss of production due to work stoppages by its employees in recent years, there can be no assurances that work stoppages or other labour disturbances which may have a material impact on the Company will not occur in the future. Finally, a large number of the Company's suppliers and customers have unionized employees and there can be no assurances that work stoppages or other labour disturbances at the Company's suppliers or customers will not have a material adverse effect on the Company's business.

E.   SHARE OWNERSHIP
     ---------------

To the knowledge of Marsulex as of March 15, 2004, the directors and senior management of Marsulex in aggregate beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of 115,242 shares of Marsulex, representing approximately 0.4% of the issued and outstanding common shares of Marsulex.

The following table lists the individuals who are Directors or Officers of the Company who own 1% or more of the outstanding shares of the Company, calculated as if options were exercised and shares issued:

                # of Shares    # of Options     % of Total
                                                Outstanding    Restricted Share
                                                  Shares       Units Granted(1)
--------------------------------------------------------------------------------

Laurie Tugman       12,500        327,250          1.0%            175,599

1. Performance Share Unit Plan, as described in Company's Management Information Circular as filed with the Ontario Securities Commission, incorporated by reference and included as exhibit 5.2 hereto.

The exercise price of the above stock options range from $2.23 to $8.80 and have a weighted average price of $3.79. The options outstanding have expiry dates ranging from August 11, 2007 to February 27, 2012, with a weighted average remaining contractual life of 4.79 years.

ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS
     ------------------

The following table sets forth, as of March 15, 2005, information with respect to any person who is known to the Company to beneficially own, directly or indirectly, or to exercise control or direction over more than 10% of the voting rights attached to any class of the voting securities of the Company and the total amount of voting rights attached to any class of the voting securities owned by the officers and directors as a group. The shareholders listed below do not have voting rights different from other shareholders. The jurisdiction in which the Company is incorporated does not require disclosure by shareholders that are the beneficial owners of between 5% and 10%, hence this information is not available. On March 15, 2005, there were 32,035,231 common shares outstanding.

                                                    March 15, 2005 (1)
                                                    ------------------

                                                      Amount      % per
Title of Class       Shareholder                      Owned       notes
-------------------------------------------------------------------------

Common shares        TD Capital(1)                   18,364,279    57.3%

Common shares        Directors and Senior
                     Management as a group(4),(5)       894,492     2.65%
-------------------------------------------------------------------------


                                                     Year End 2004(1)           Year End 2003            Year End 2002
                                                     ----------------           -------------            -------------

                                                     Amount     % per         Amount     % per         Amount     % per
Title of Class       Shareholder                     Owned      notes         Owned      notes         Owned      notes
--------------------------------------------------------------------------------------------------------------------------

Common shares        TD Capital(1)                18,364,279    57.9%      18,631,779    58.78%      13,911,597    51.84%
Non-voting           JPMorgan (BHCA) L.P.(2)
 convertible shares                                       --    --                  --    --          4,720,182    15.98%
Common shares        Howson Tattersall
                     Investment Counsel                   --    --          3,411,283    10.76%       3,411,283    12.71%
                     Limited(3)
Common shares        Directors and Senior
                     Management as a group(4)(5)     894,492    2.82%       1,853,522     5.49%       1,976,805     7.34%
---------------------------------------------------------------------------------------------------------------------------
1.   TD Capital Canadian Private Equity Partners, a fund established by The Toronto-Dominion Bank. Calculated on shares outstanding and issued (March 15, 2005 - 32,035,231; December 31, 2004 - 31,696,398).
2.   Calculated as if the non-voting convertible shares were converted into common shares.
3.   Howson Tattersall Investment Counsel Limited ownership fell below 10% based on publicly available information.
4.   Includes common shares issuable upon the exercise of all options held by the group.
5.   Calculated as if options were exercised and shares issued.


On June 17, 2003, the Company filed a Notice of Intention to make a Normal Course Issuer Bid (NCIB) with the Toronto Stock Exchange, pursuant to which the Company was entitled to purchase up to 1,341,677 of its common shares, representing approximately 5% of its 26,833,550 issued and outstanding common shares as at June 12, 2003. The NCIB commenced on June 19, 2003 and terminated on June 18, 2004, during which the Company did not purchase any shares.

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

As of March 15, 2004, there were approximately 28 registered shareholders of the Company having registered addresses in the United States, holding approximately 147,720 common shares, or 4.6% of the Company's 32,035,231 outstanding common shares. The computation of the number and percentage of common shares held in the United States is based upon the number of registered shareholders with U.S. addresses and do not necessarily reflect the address of the beneficial shareholder.

B.   RELATED PARTY TRANSACTIONS
     --------------------------

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

Certain of the Company's directors hold senior positions with firms that provided services to the Company and during 2004 the Company incurred fees of $3,890,000 (2003 - $3,411,000; 2002 - $3,602,000). During January and February
2005, the Company incurred $106,000 in fees from these firms.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors, executive officers or senior officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of the foregoing were indebted to the Company at any time since the beginning of the Company's most recently completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person (as defined in Ontario Securities Act National Instrument 54-102) of the Company, which includes its directors and officers, has any interest in any material transaction involving the Company.

C.   INTEREST OF EXPERTS AND COUNSEL
     -------------------------------

Information not required for an annual report.

ITEM 8.      FINANCIAL INFORMATION

A.   CONSOLIDATED FINANCIAL STATEMENTS
     ---------------------------------

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

B.   SIGNIFICANT CHANGES
     -------------------

See Item 4. - "History and Development of the Company", for significant changes since December 31, 2004.

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

COMMON SHARES

The common shares of the Company are traded on The Toronto Stock Exchange in Canada under the symbol "MLX". The following table sets forth the reported high and low prices of the outstanding common shares on The Toronto Stock Exchange for the periods indicated:

-------------------------------------------------------------------------------
Period                                            High             Low
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Year Ended 2000                               $   4.05           $1.70
-------------------------------------------------------------------------------
Year Ended 2001                                   4.15            1.85
-------------------------------------------------------------------------------
Year Ended 2002                                   5.00            3.00
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
First quarter ended March 31, 2003                4.10            3.00
-------------------------------------------------------------------------------
Second quarter ended June 30, 2003                3.90            3.05
-------------------------------------------------------------------------------
Third quarter ended September 30, 2003            4.25            3.60
-------------------------------------------------------------------------------
Fourth quarter ended December 31, 2003            5.20            4.00
-------------------------------------------------------------------------------
Year Ended 2003                                   5.20            3.00
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
First quarter ended March 31, 2004                6.25            4.50
-------------------------------------------------------------------------------
Second quarter ended June 30, 2004                6.00            5.00
-------------------------------------------------------------------------------
Third quarter ended September 30, 2004            6.00            4.70
-------------------------------------------------------------------------------
Fourth quarter ended December 31, 2004            7.69            5.65
-------------------------------------------------------------------------------
Year Ended 2004                                   7.69            4.50
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Period                                            High             Low
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Month Ended September 30, 2004                    6.00            5.16
-------------------------------------------------------------------------------
Month Ended October 31, 2004                      6.75            5.65
-------------------------------------------------------------------------------
Month Ended November 30, 2004                     7.40            6.51
-------------------------------------------------------------------------------
Month Ended December 31, 2004                     7.69            6.00
-------------------------------------------------------------------------------
Month Ended January 31, 2005                      7.00            6.20
-------------------------------------------------------------------------------
Month Ended February 28, 2005                     7.20            6.25
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

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

ITEM 10.     ADDITIONAL INFORMATION

A.   SHARE CAPITAL
     -------------

Information not required for an annual report.

B.   MEMORANDUM OF ARTICLES OF ASSOCIATION
     -------------------------------------

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

Bylaw No. 4 provides that the directors of the Company are authorized to:

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

SHARE RIGHTS

As of March 15, 2005, the capital stock of the Company consists of four classes of authorized shares:

1. unlimited senior preference shares, no par value;
2. unlimited junior preference shares, no par value;
4. unlimited convertible shares, non-voting, no par value; and
5. unlimited common shares, no par value.

Of these four classes, the following are issued and fully paid:

1. nil convertible shares; and
2. 32,035,231 common shares.

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

C.   MATERIAL CONTRACTS
     ------------------

SETTLEMENT AGREEMENT WITH FORMER CEO

In November 2004, the Company entered into a settlement agreement with David Gee, the former President and CEO of the Company. The total cost of payments to Mr. Gee in connection with his departure from the Company pursuant to the settlement agreement amounted to $4,287,886. This amount represents the payment of (i) a settlement award calculated using years of service with the Company and the years of service with the prior employer, (ii) the bonus in respect of service for the 2004 year, (iii) a lump sum retiring allowance, and
(iv) a lump-sum contribution made in respect of a supplemental pension plan. Also pursuant to the settlement agreement, the Company agreed to continue to make its premium contributions so as to provide for certain benefits (including life and health care insurance) until the earlier of (a) June 30, 2007 and (b) the date Mr. Gee secures comparable benefit coverage. Under the terms of the settlement agreement, all performance share units and stock options held by Mr. Gee, to the extent then not vested, vested immediately. Pursuant to the settlement agreement entered into with Mr. Gee, the Company has satisfied its obligations with respect to the supplemental pension plan.

LOAN AGREEMENT

On June 5, 2003, a wholly owned subsidiary of the Company entered into a Long-term Loan agreement with First Treasury, a member of the Integrated Asset Management group of companies, to finance the Syncrude project. The loan is secured by the subsidiary's assets and the Company provides a general guarantee until the successful start-up of the facility as defined in the loan agreement, at which time the general guarantee will be released and the loan will be secured by the subsidiary's assets. If, after the successful start-up of the facility, the subsidiary fails to perform its operating obligations, the Company will become responsible for the operation of the facility and as a result the servicing of the debt. The loan bears interest at a fixed rate of 7.3% per annum with a monthly interest only payment required until the commencement of the revenue stream at which time the repayment of principal will be made over the next 15 years. The revenue stream and the repayment of principal commenced in January 2005.

D.   EXCHANGE CONTROLS
     -----------------

There is no law or governmental decree or regulation of general application in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. See below for discussion on "Taxation."

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

E.   TAXATION
     --------

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

F.   DIVIDENDS AND PAYING AGENTS
     ---------------------------

Information not required for an annual report.

G.   STATEMENT BY EXPERTS
     --------------------

Information not required for an annual report.

H.   DOCUMENTS ON DISPLAY
     --------------------

The Company is subject to certain of the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, has and will file reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information filed with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W. Washington, D.C. 20549. Copies of such material can also be obtained from the principal office of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an Internet site, www.sec.gov, which contains reports and other information regarding companies that file with the SEC.

I.   SUBSIDIARY INFORMATION
     ----------------------

Information not required for an annual report.

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.   QUANTITATIVE INFORMATION ABOUT MARKET RISK
     ------------------------------------------

The Company does not invest in market risk-sensitive investments such as derivative financial instruments or derivative commodity instruments.

B.   QUALITATIVE INFORMATION ABOUT MARKET RISK
     -----------------------------------------

The Company is exposed to changes in the market price of the chemicals it sells, and to fluctuations in the foreign currency exchange and interest rates primarily in its cash, debt, and foreign currency transactions, all in the normal course of business.

INTEREST RATE RISK

The interest rate on the Company's U.S. denominated per annum long-term debt is fixed under contractual agreements. The Senior Subordinated Notes bear interest of 9 5/8% while the Long-term Loan bears interest of 7.3% per annum.

The following table demonstrates the maturity of the Company's fixed rate debt:

                                                                                                                Fair Value
($000)                             2005      2006      2007      2008      2009     Thereafter      Total     Dec 31, 2003
----------------------------------------------------------------------------------------------------------------------------
9 5/8% Senior Subordinated
  Notes(1)                           --        --        --    73,138        --             --     73,138           74,600
7.3% Long-Term Loan(2)            1,526     1,641     1,765     1,898     2,040         31,130     40,000           40,522

----------------------------------------------------------------------------------------------------------------------------
1.   The Senior Subordinated Notes are denominated in U.S. dollars and converted at the December 31, 2004 year-end rate of 1.2036.
     The Notes mature at the end of June 2008 and are redeemable at the option of the Company at specified redemption premiums.
2.   On June 5, 2003 a wholly owned  subsidiary of the Company entered into a Long-term Loan agreement to finance the Syncrude project and is secured by the subsidiary's assets. The Company provides a general guarantee until the successful start-up of the facility as defined in the loan agreement at which time the general guarantee will be released and the loan will be secured by the subsidiary's assets. If, after the successful start-up of the facility, the subsidiary fails to perform its operating obligations, the Company will become responsible for the operation of the facility and as a result the servicing of the debt. The loan bears interest at a fixed rate of 7.3% per annum with a monthly interest only payment required until the commencement of the revenue stream at which time the repayment of principal will be made over the next 15 years. The repayment of principal commenced January 2005.


FOREIGN CURRENCY RISK

The following table provides the percentage of Marsulex's revenues that were denominated in U.S. dollars.

                                      2004             2003             2002
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

                                      44.5%            42.9%            40.6%
-----------------------------------------------------------------------------

Historically, Marsulex has hedged its U.S. dollar cash flow by financing its business largely with U.S. dollar debt.

A one-cent increase in the value of the Canadian dollar on its U.S. dollar denominated operations has the following impact:

($ thousands)                                        2004             2003             2002
-----------------------------------------------------------------------------------------------
Gross margin                                     $   (267)        $   (332)        $   (306)
SGA costs                                              68               91               93
-----------------------------------------------------------------------------------------------
Earnings from operations before the undernoted   $   (199)        $   (241)        $   (213)
Depreciation and amortization of deferred
  charges and intangible assets                       153              164              136
Net interest expense                                   98              113              197
-----------------------------------------------------------------------------------------------
Earnings before income taxes(1)                        52               36              120

-----------------------------------------------------------------------------------------------
1. This excludes the foreign exchange impact on translation of U.S. denominated monetary assets and liabilities


CHEMICAL PRICES

Industrial chemicals sold by the Company are subject to market price fluctuations. In addition, regional supply and demand imbalances can lead to isolated price erosion.

The Company's end-use contracts generally have a "meet or release" provision. As a result, competitive pressure can cause Marsulex to lower selling prices in order to retain the volume.

In some contracts, commodity price exposure is either shared with, or borne entirely by, the generator customers. A number of significant contracts are structured such that the contract includes minimum volume requirements or guaranteed fees in order to increase the stability of the cash flows ("fee-based"). The following table demonstrates the percent of revenue from continuing operations derived from fee-based and risk-sharing arrangements:

                                 2004             2003             2002
------------------------------------------------------------------------------
Fee-based                        46.7%            43.6%            53.5%
Risk-sharing                     12.3%            12.9%            21.8%
------------------------------------------------------------------------------

For the contracts that are subject to commodity price fluctuations, a one dollar change in price would result in an approximate 1.25% change in gross profit.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Information not required for an annual report.

                                    PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUINCIES

Information not required for an annual report.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The Company's debt facility limits the payment of dividends.

ITEM 15. CONTROLS AND PROCEDURES

A.   DISCLOSURE CONTROLS AND PROCEDURES

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

B.   CHANGE IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have not been any significant changes in the Company's internal control over financial reporting that have occurred during the fiscal period ended December 31, 2004 and that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

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

ITEM 16B     CODE OF ETHICS

The Company has adopted a Code of Conduct that applies to its all of its employees including executives, senior officers, and members of the board of directors. The Company has posted the text of the Code of Conduct on its website. It can be viewed by visiting the Company's website at www.marsulex.com and selecting "Investor".

ITEM 16C     PRINCIPLE ACCOUNTANT FEES AND SERVICES

The Audit Committee has adopted policies and procedures for the pre-approval of audit related, tax services and other non-audit services provided by the auditors (Auditor Services). These policies and procedures are summarized below.

The terms of engagement and scope of the annual audit of the financial statements are agreed to by the Audit Committee in advance of the engagement. The Audit Committee approves the audit fees in respect to the annual audit.

The auditors are not permitted to provide non-audit services that would compromise their independence or violate any laws or regulations that would affect their appointment as auditors. They are eligible for selection to provide non-audit services only to the extent that their skills and experience make them a logical supplier of the services. The Audit Committee must pre-approve the provision of all non-audit services by the auditors and will consider regulatory guidelines in determining the scope of permitted services. The Audit Committee has pre-approved the list of services that can be performed by the auditor. Assignments outside these parameters must be specifically pre-approved by the Audit Committee in advance of commissioning the work.

In 2004, the Audit Committee of the Company approved all audit related, tax services and other non-audit services performed by the Company's auditors.

Fees during the fiscal year ended December 31          2004            2003
-------------------------------------------------------------------------------
Audit Fees                                          269,570         217,000
Audit Related Fees                                   21,950           3,800
Tax Service Fees                                    127,000         227,500
Other Fees                                          104,850          16,800
-------------------------------------------------------------------------------
Total                                               523,370         465,100
-------------------------------------------------------------------------------

Audit Fees
----------

The aggregate fees billed by KPMG LLP (the "Outside Auditors"), the Company's principal accountant, for the fiscal years ended December 31, 2004 and 2003 are for professional services rendered by the Outside Auditors for the audit of the Company's annual and quarterly financial statements or services that are normally provided by the Outside Auditors in connection with statutory and regulatory filings or engagements.

Audit-Related Fees
------------------

The aggregate fees billed by the Outside Auditors for the fiscal years ended December 31, 2004 and 2003, for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported above as audit fees. Professional services provided included the review of the Company's pension plans.

Tax Fees
--------

The aggregate fees billed by the Outside Auditors for the fiscal years ended December 31, 2004 and 2003, for professional services rendered by it for tax compliance, tax advice, tax planning and other services. Tax services provided included tax advisory services and review and filing of the Company's annual income tax returns.

All Other Fees
--------------

The aggregate fees billed by the Outside Auditors for the fiscal years ended December 31, 2003 and 2004, respectively, for products and services provided by the Outside Auditors, other than the services reported in the preceding three paragraphs. These services included SOX advisory and due diligence services.

ITEM 16D     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
             PURCHASERS

None.

                                    PART III

ITEM 17.     FINANCIAL STATEMENTS

The Consolidated financial statements of the Company have been prepared on the basis of Canadian GAAP. A reconciliation to U.S. GAAP appears in Note 19 thereto.

MARSULEX INC. CONSOLIDATED FINANCIAL STATEMENTS                                                                 Page
---------------------------------------------------------------------------------------------------------------------
Management's Responsibilities for Financial Reporting                                                           FS-1
Auditors' Report                                                                                                FS-2
Consolidated Balance Sheet at December 31, 2004                                                                 FS-3
Consolidated Statement of Operations for the years ended December 31, 2004, 2003 and 2002                       FS-4
Consolidated Statements of Retained Earnings for the years ended December 31, 2004, 2003 and 2002               FS-4
Consolidated Statement of Cash Flows for the years ended December 31, 2004, 2003 and 2002                       FS-5
Notes to the Consolidated Financial Statements                                                                  FS-6


ITEM 18.     FINANCIAL STATEMENTS

The Company has elected to provide financial statements in accordance with
Item 17 in lieu of responding to this item.

ITEM 19.     EXHIBITS

-------------------------------------------------------------------------------
Exhibit Number     Description
-------------------------------------------------------------------------------
      1.1          Articles of Incorporation of the Company(1)
-------------------------------------------------------------------------------
      1.2          By-laws of the Company(1)
-------------------------------------------------------------------------------
      2.1          Indenture between Marsulex Inc. and the Bank of Nova Scotia
                   Trust Company of New York for up to US$155,000,000 in 9-5/8%
                   Senior Subordinated Notes(2)
-------------------------------------------------------------------------------
      4.2          Amended and Restated Asset and Share Purchase Agreement(3)
-------------------------------------------------------------------------------
      4.3          Amended and Restated Share and Debt Purchase Agreement(3)
-------------------------------------------------------------------------------
      4.4          Share Purchase Agreement (Shares of Sulconam Inc.)(4)
-------------------------------------------------------------------------------
      4.5          Loan Agreement(5)
-------------------------------------------------------------------------------
      4.6          Settlement Agreement with former CEO
-------------------------------------------------------------------------------
      5.1          Management's Discussion and Analysis
-------------------------------------------------------------------------------
      5.2          Management Information Circular
-------------------------------------------------------------------------------
      8            Listing of Marsulex subsidiaries (included on page 18 hereof)
-------------------------------------------------------------------------------
     12.1          Certification of Chief Executive Officer and Chief Financial
                   Officer  Pursuant to Section 302 ofthe Sarbanes-Oxley Act of
                   2002
-------------------------------------------------------------------------------
     13.1          Certification of Chief Executive Officer and Chief Financial
                   Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of
                   2002
-------------------------------------------------------------------------------

1. Incorporated by reference to exhibits of the Company's Form 20-F (registration number 333-09410) filed with the SEC on June 27, 2001.
2. Incorporated by reference to Exhibit 7.1 of the Company's Form F-10 (registration number 333-09410) filed with the SEC on September 17, 1998.
3. Incorporated by reference to exhibits of the Company's Amendment No. 1 of the Form 20-F (registration number 333-09410)filed with the SEC on July 8, 2002.
4. Incorporated by reference to exhibits of the Company's of the Form 20-F (registration number 333-09410) filed with the SEC on March 18, 2003.
5. Incorporated by reference to exhibits of the Company's of the Form 20-F (registration number 333-09410) filed with the SEC on March 25, 2004.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


MARSULEX INC.



By: /s/ Laurie Tugman
Name:  Laurie Tugman
Title: President and Chief Executive Officer


Dated this 29 day of March, 2005

Index to Exhibits

-------------------------------------------------------------------------------
Exhibit Number     Description
-------------------------------------------------------------------------------
      1.1          Articles of Incorporation of the Company(1)
-------------------------------------------------------------------------------
      1.2          By-laws of the Company(1)
-------------------------------------------------------------------------------
      2.1          Indenture  between  Marsulex  Inc. and the Bank of Nova
                   Scotia Trust Company of New York for up to US$155,000,000 in
                   9-5/8% Senior Subordinated Notes(2)
-------------------------------------------------------------------------------
      4.2          Amended and Restated Asset and Share Purchase Agreement(3)
-------------------------------------------------------------------------------
      4.3          Amended and Restated Share and Debt Purchase Agreement(3)
-------------------------------------------------------------------------------
      4.4          Share Purchase Agreement (Shares of Sulconam Inc.)(4)
-------------------------------------------------------------------------------
      4.5          Loan Agreement(5)
-------------------------------------------------------------------------------
      4.6          Settlement Agreement with former CEO
-------------------------------------------------------------------------------
      5.1          Management's Discussion and Analysis
-------------------------------------------------------------------------------
      5.2          Management Information Circular
-------------------------------------------------------------------------------
       8           Listing of Marsulex subsidiaries (included on page 18 hereof)
-------------------------------------------------------------------------------
     12.1          Certification of Chief Executive Officer and Chief Financial
                   Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of
                   2002
-------------------------------------------------------------------------------
     13.1          Certification of Chief Executive Officer and Chief Financial
                   Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of
                   2002
-------------------------------------------------------------------------------

1. Incorporated by reference to exhibits of the Company's Form 20-F (registration number 333-09410) filed with the SEC on June 27, 2001.
2. Incorporated by reference to Exhibit 7.1 of the Company's Form F-10 (registration number 333-09410) filed with the SEC on September 17, 1998.
3. Incorporated by reference to exhibits of the Company's Amendment No. 1 of the Form 20-F (registration number 333-09410) filed with the SEC on July 8, 2002.
4. Incorporated by reference to exhibits of the Company's of the Form 20-F (registration number 333-09410) filed with the SEC on March 18,, 2003.
5. Incorporated by reference to exhibits of the Company's of the Form 20-F (registration number 333-09410) filed with the SEC on March 25, 2004.

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



/s/ Laurie Tugman                                  /s/ Edward R. Irwin
Laurie Tugman                                      Edward R. Irwin
President                                          Chief Financial Officer
& Chief Executive Officer


Toronto, Canada
February 18, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Marsulex Inc. as at December 31, 2004 and 2003 and the consolidated statements of operations, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respect from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 19 to the consolidated financial statements.


/s/ KPMG LLP

Chartered Accountants

Toronto, Canada
February 18, 2005


COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph following the opinion paragraph when there is a retroactive adjustment to the Company's financial statements, such as the change described in Note 19(a) to the consolidated financial statements. Our report to the shareholders dated February 18, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such change in accounting principles in the auditor's report when the change is properly accounted for and adequately disclosed in the financial statements.


/s/ KPMG LLP

Chartered Accountants

Toronto, Canada
February 18, 2005


CONSOLIDATED BALANCE SHEETS
(In thousands of dollars)
December 31, 2004 and 2003
---------------------------------------------------------------------------------------------------------------

                                                                                         2004            2003
---------------------------------------------------------------------------------------------------------------

Assets
Current assets:
   Cash and cash equivalents                                                    $      30,922     $      16,375
   Cash held in trust (note 10(a))                                                      6,397            10,071
   Accounts receivable                                                                 21,896            19,621
   Due from Chemtrade Logistics                                                           900               900
   Inventories (note 6)                                                                 2,186             2,760
   Future tax asset (note 15)                                                             154               605
   Prepaid expenses and other assets                                                    1,235             1,597
---------------------------------------------------------------------------------------------------------------
                                                                                       63,690            51,929

Long-term portion of cash held in trust (note 10(a))                                    7,500             7,500
Property, plant and equipment (note 7)                                                152,432           156,679
Deferred charges and other assets, net of accumulated amortization                        986             2,378
Goodwill                                                                               45,544            48,940
Intangible assets, net of accumulated amortization (note 9)                             2,625             3,063
---------------------------------------------------------------------------------------------------------------
                                                                                $     272,777     $     270,489

---------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
   Accounts payable                                                             $      10,564     $       9,765
   Accrued liabilities                                                                 19,281            13,515
   Income taxes payable                                                                    60             1,385
   Interest payable                                                                       122               122
   Current portion of long-term debt (note 10)                                          1,526                --
---------------------------------------------------------------------------------------------------------------
                                                                                       31,553            24,787

Long-term debt (note 10)                                                              111,612           119,196
Deferred revenues                                                                       3,718               796
Other liabilities                                                                       9,838            10,488
Future tax liability (note 15)                                                         14,222            18,395

Shareholders' equity:
   Capital stock (note 11)                                                             57,973            57,973
   Retained earnings                                                                   43,190            38,290
   Foreign currency translation adjustment                                                671               564
---------------------------------------------------------------------------------------------------------------
                                                                                      101,834            96,827

---------------------------------------------------------------------------------------------------------------
                                                                                $     272,777     $     270,489
Subsequent event (note 11)
Commitments and contingencies (note 14)
---------------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.


On behalf of the Board:


                          /s/ John Rogers                   /s/ Lee C. Stewart
                          John Rogers                       Lee C. Stewart
                          Director                          Director


CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of dollars, except per share amounts)
Years ended December 31, 2004, 2003 and 2002
-----------------------------------------------------------------------------------------------------------------------

                                                                             2004             2003           2002
-----------------------------------------------------------------------------------------------------------------------


Revenue                                                                 $   137,022     $    134,982       $   138,291
Cost of sales and services                                                   88,155           86,546            90,028
-----------------------------------------------------------------------------------------------------------------------
Gross profit                                                                 48,867           48,436            48,263
Selling, general, administrative and other costs                             23,342           19,663            20,747
Foreign exchange gains on monetary items                                        (61)          (2,057)             (569)
Loss on disposal of property, plant and equipment                                57               --                20
Depreciation                                                                 16,907           15,727            15,660
Unusual items (note 2)                                                          657            1,422             7,487
Amortization of deferred charges and intangible assets                          708              726               387
Interest expense                                                             10,569            9,755            13,684
Interest capitalized                                                         (4,252)          (3,738)           (2,572)
Interest income                                                                (756)            (730)           (1,942)
-----------------------------------------------------------------------------------------------------------------------
Earnings (loss) before income taxes and minority interest                     1,696            7,668            (4,639)

Income taxes (recovery) (note 15):
   Current                                                                      507              559             2,706
   Future                                                                    (3,711)             251            (1,162)
-----------------------------------------------------------------------------------------------------------------------
                                                                             (3,204)             810             1,544
-----------------------------------------------------------------------------------------------------------------------
Earnings (loss) before minority interest                                      4,900            6,858            (6,183)

Minority interest                                                                --               --             1,595
-----------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                                     $     4,900     $      6,858      $     (7,778)

-----------------------------------------------------------------------------------------------------------------------

Earnings (loss) per share (note 12(a)):
   Basic                                                                $     0.15      $       0.22      $      (0.25)
   Diluted                                                                    0.15              0.21             (0.25)

-----------------------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(In thousands of dollars)
Years ended December 31, 2004, 2003 and 2002
-----------------------------------------------------------------------------------------------------------------------

                                                                             2004              2003             2002
-----------------------------------------------------------------------------------------------------------------------

Retained earnings, beginning of year                                    $    38,290     $      31,432     $     39,223

Premium on common stock purchased for cancellation (note 11)                     --                --              (13)
Net earnings (loss)                                                           4,900             6,858           (7,778)
-----------------------------------------------------------------------------------------------------------------------
Retained earnings, end of year                                          $    43,190     $      38,290     $     31,432

-----------------------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of dollars)
Years ended December 31, 2004, 2003 and 2002
-------------------------------------------------------------------------------------------------------------------------------

                                                                                   2004             2003             2002
-------------------------------------------------------------------------------------------------------------------------------


Cash provided by (used in):

Operating activities:
   Net earnings (loss)                                                         $    4,900     $    6,858         $   (7,778)
   Items not affecting cash:
         Depreciation                                                              16,907         15,727             15,660
         Loss on disposal of property, plant and equipment                             57             --                 20
         Non-cash unusual items (note 2)                                              422            685              6,679
         Amortization of deferred charges and intangible assets                       708            726                387
         Future income taxes                                                       (3,711)           251             (1,162)
         Minority interest                                                             --             --              1,595
         Accretion of asset retirement obligations (note 8)                            73             61                 58
         Other non-cash items                                                         294            231                471
------------------------------------------------------------------------------------------------------------------------------
                                                                                   19,650         24,539             15,930
Change in non-cash operating working capital (note 5)                               5,529          4,962             (5,777)
------------------------------------------------------------------------------------------------------------------------------
   Cash provided by operations                                                     25,179         29,501             10,153

Financing activities:
   Issuance of common stock (note 11)                                                  --            348                133
   Repurchase of common stock (note 11)                                                --             --                (27)
   Repayment of long-term debt                                                         --             --            (69,492)
   Increase in long-term debt                                                          --         40,000                 --
------------------------------------------------------------------------------------------------------------------------------
                                                                                       --         40,348            (69,386)
Investing activities:
   Proceeds on disposal of property, plant and equipment                               26             --              3,358
   Additions to property, plant and equipment                                     (14,627)       (32,583)           (40,977)
   Decrease (increase) in deferred charges                                            140           (168)                --
   Acquisitions (note 3)                                                               --        (11,604)           (16,590)
   Decrease (increase) in cash held in trust (note 10(a))                           3,674        (17,571)                --
   Decrease (increase) in other assets                                                900          1,589               (241)
   Decrease in note from Chemtrade Logistics                                           --             --              4,305
------------------------------------------------------------------------------------------------------------------------------
                                                                                   (9,887)       (60,337)           (50,145)
Foreign exchange loss on cash held in foreign currency                               (745)        (1,077)              (830)
------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                   14,547          8,435           (110,208)

Cash and cash equivalents, beginning of year                                       16,375          7,940            118,148
------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                         $   30,922     $   16,375         $    7,940

------------------------------------------------------------------------------------------------------------------------------

Supplemental cash flow information:
   Interest paid                                                               $   10,569     $    9,633         $   13,688
   Income taxes paid, net of refunds                                                  832            559              2,008

------------------------------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of dollars)
Years ended December 31, 2004, 2003 and 2002

1.   Significant accounting policies:

(a)  Basis of presentation:

     These consolidated financial statements include the accounts of Marsulex Inc. (the Company) and its subsidiaries from their respective dates of acquisition. All intercompany balances and transactions have been eliminated.

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

(d)  Property, plant and equipment:

     Property, plant and equipment is stated at cost. Depreciation is charged on a straight-line basis over the economic useful lives of the related assets or, where applicable, the lower of the economic useful lives of the related assets and the duration of the related customer contracts, which range from three to 22 years.

     Costs related to facilities and equipment under construction are not depreciated until the facilities and equipment are substantially completed and ready for commercial use.

     The Company includes, as part of the cost of its plant and equipment, all interest costs incurred prior to the asset becoming available for operation.

(e)  Asset retirement obligations:

     The Company recognizes the fair value of a future asset retirement as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the assets. The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of the asset. The fair value of the asset retirement obligation is estimated using the expected cash flow approach that reflects a range of possible outcomes discounted at a credit-adjusted risk-free interest rate. Subsequent to the initial measurement, the asset retirement obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. Changes in the obligation due to the passage of time are recognized in income as an operating expense using the interest method. Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the related long-lived asset that is depreciated over the remaining life of the asset.

(f)  Intangible assets:

     Intangibles include the estimated value at the date of acquisition of long-term contractual customer relationships and other intangible assets. Where customer relationships do not have a history of renewal, they are amortized over the contract terms. Intangible assets associated with other relationships are amortized over their expected life, which is currently eight years.

(g)  Impairment of long-lived assets:

     Long-lived assets, including property, plant and equipment and intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount of fair value less costs to sell, and are no longer depreciated. The asset and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

(h)  Goodwill:

     Goodwill is initially recorded as the excess of the Company's cost over the fair value of the net identifiable assets acquired in a business combination. The amount of the goodwill is assigned to the respective reporting unit. On an annual basis, the Company assesses the carrying value of goodwill based upon the fair value of the related reporting unit. If any impairment in the value of the reporting unit exists, the implied fair value of goodwill allocated to that reporting unit is determined and compared to the carrying value of the goodwill. Any impairment that exists following the assessment is recorded as a charge to the income statement at the time the impairment occurs as part of earnings from operations.

(i)  Deferred charges:

     Deferred charges are amortized on a straight-line basis over the life of the contract to which they relate (up to 10 years).

(j)  Foreign currency translation:

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

     Gains and losses on the translation of the U.S. dollar-denominated Senior Subordinated Notes (note 10) used for the acquisition of the Company's self-sustaining foreign operations are considered to be a hedge of the net investment in the self-sustaining operations and are offset against the exchange gains or losses arising on translation of the financial statements of the foreign operation and are included in the foreign currency translation adjustment.

     Monetary assets and liabilities denominated in U.S. dollars of non self-sustaining operations are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. All revenue and expenses denominated in U.S. dollars are translated at average rates in effect during the year. Translation gains and losses are included in the consolidated statements of operations.

(k)  Revenue recognition:

     The Company earns revenue through the provision of industrial services, including the processing, removal, distribution, and sale of the by-products resulting from compliance services, and the sale of industrial chemicals.

     Generally revenue is recognized when a contract has been executed by a customer, delivery has occurred, the amount is fixed and determinable, the collection of the receivable is deemed reasonably assured and the Company has no remaining performance obligations.

     Where the Company enters into a multi-element contract, such as the provision of licenses bundled with project management activities, the fees are allocated to each element based on the relative fair value of each element. When the fair value of the undelivered element has not been established, revenue for the delivered element is deferred until the earlier of when fair value is established or when all elements have been delivered. Any billings or cash received in advance of services rendered under the contracts are recorded as deferred revenue and recognized once the services are provided.

     Revenue from the processing activities is earned as the services are rendered and upon the completion of the Company's obligation stipulated under its long-term agreements.

     Revenue from the sale of industrial products including sulphur-enhanced chemicals and other by-product chemicals is recognized at the time of shipment and title has passed to the customer.

     The revenue associated with the design and procurement of equipment is recognized on a percentage of completion method using engineering estimates for costs and time to complete the project in order to determine the percent complete. The effect of changes in total estimated income for each contract is recognized in the year in which the determination is made.

     Revenue from fees earned for the provision of licenses is recognized upon completion of the Company's obligations and when reasonable certainty of collection of the fees exists and is amortized over the term of the agreement. Revenue from engineering and project management activities are recognized when the services are rendered.

(l)  Employee future benefit plans:

     The Company accrues its obligations under employee benefit plans and the related costs net of plan assets and has adopted the following policies:

     i) The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and management's discount rate and best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs.

     ii) For the purpose of calculating the expected return on plan assets, those assets are valued at fair value.

     iii) The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets at the beginning of the year is amortized over the average remaining service period of active employees. The average remaining service period of the active employees covered by the pension plans is between 11 and 14 years. The average remaining service period of the active employees covered by the other retirement benefit plans is between 11 and 12 years.

(m)  Income taxes:

     Future income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense is the sum of the Company's provision for current income taxes and the difference between opening and ending balances of future income tax assets and liabilities.

(n)  Environmental obligations:

     Liabilities are recorded when environmental claims or remedial efforts are probable and the costs can be reasonably estimated. Environmental expenditures that relate to current operations are expensed or capitalized as appropriate.

(o)  Stock-based compensation:

     The Company provides compensation to certain employees, officers and directors in the form of stock options. For awards granted after January 1, 2003, the fair value method is used. Under this method the Company records the fair value of the options granted over the vesting period as an expense. The offset for these expenses is recorded in contributed surplus until the options are exercised. The Company followed the settlement method of accounting for awards granted prior to January 1, 2003. Using this method, no expense was recognized for stock options as the strike price is set at the market price on the day the awards are issued. When stock options are exercised, the proceeds received by the Company were credited to common shares.

     The Company also provides compensation to certain employees, key persons, and directors in the form of Deferred Share Units (DSU's) and Performance Share Units (PSU's). Upon settlement PSU's automatically convert to DSU's, unless at the option of the holder, the units are converted to common stock purchased on the open market. DSU's may be settled at the holder's option in cash or common stock purchased on the open market. These awards are accounted for using the intrinsic value method such that the value of the share units at grant date, together with subsequent changes in the common share price in relation to the share unit prices, are recorded as compensation expense over the grant period in selling, general, administrative, and other costs in the statements of operation and reflected in accrued liabilities in the balance sheets.

(p)  Earnings per share (EPS):

     Basic EPS is calculated by dividing the net earnings available to common shareholders by the weighted average number of common shares outstanding during the year. Diluted EPS is calculated using the treasury stock method, which assumes that all outstanding stock options with an exercise price below the average market price are exercised and the assumed proceeds are used to purchase common shares at the average market price during the year.

(q)  Use of estimates:

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

(r)  Comparative figures:

     Certain 2003 and 2002 comparative figures have been reclassified to conform to the financial statement presentation adopted in 2004.

2.   Unusual items:


     Consolidated Statements of Operations
     ------------------------------------------------------------------------------------------------------------------------

                                                                                           2004          2003         2002
     ------------------------------------------------------------------------------------------------------------------------


     Expenses incurred on cancellation of stock options held by former employees
       (note 11)                                                                        $     --      $    737     $     --
     Loss (gain) on disposal of parts and service business and other assets
       (note 4)                                                                              155           685       (4,014)
     Expenses incurred on early retirement of debt (note 2(a))                                --            --        1,252
     Write-off of capitalized project costs (note 2(b))                                       --            --        9,508
     Other unusual items                                                                     502            --          741
     ------------------------------------------------------------------------------------------------------------------------
     Total unusual items                                                                $    657      $  1,422     $  7,487

     ------------------------------------------------------------------------------------------------------------------------

     Consolidated Statements of Cash Flows
     ------------------------------------------------------------------------------------------------------------------------

                                                                                          2004          2003         2002
     ------------------------------------------------------------------------------------------------------------------------

     Expenses incurred on early retirement of debt                                      $     --      $    --     $  1,185
     Loss (gain) on disposal of parts and service business and other assets                   --          685       (4,014)
     Write-off of capitalized project costs                                                   --           --        9,508
     Other                                                                                   422           --           --
     ------------------------------------------------------------------------------------------------------------------------
     Total non-cash unusual items                                                       $    422      $   685     $  6,679
     ------------------------------------------------------------------------------------------------------------------------


(a) On August 20, 2002, the Company completed the purchase of a portion of its 9 5/8% Senior Subordinated Notes in the amount of $69,492,000 (U.S. $44,234,000) principal at par plus accrued interest of $929,000 (U.S. $591,000). As part of the purchase, the Company incurred expenses of $1,252,000 comprised of writing off of deferred debt issuance costs of $1,185,000 and expenses incurred on the transaction of $67,000.

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

3.   Acquisitions:

(a) On October 7, 2003, the Company acquired the sulphur products business in Prince George, British Columbia from Duke Energy Gas Transmission. The gross purchase price of $13,382,000 was prior to working capital adjustments which resulted in a cash purchase price of $11,604,000. The acquisition has been accounted for using the purchase method of accounting and has been consolidated from the date of acquisition. The final purchase price has been allocated as follows:


     -----------------------------------------------------------------------------------

     Property, plant and equipment                                        $    13,382
     Current assets                                                               769
     Current liabilities                                                       (1,760)
     Post retirement benefits                                                    (670)
     Other liabilities                                                           (117)
     -----------------------------------------------------------------------------------
     Cash purchase price                                                  $    11,604

     -----------------------------------------------------------------------------------


     As part of the Duke Energy Gas Transmission acquisition, the Company recognized the fully funded pension benefits obligations of $1,390,000 and post retirement benefits of $670,000 relating to the employees of this plant. These obligations are included in the post retirement obligations disclosed in note 13.

(b) On December 30, 2002, the Company acquired the remaining 35% of the outstanding common shares of Sulconam Inc. for an aggregate cash purchase price of $16,590,000.

     The acquisition was accounted for using the purchase method of accounting and the final purchase price allocation, including the acquisition costs, is summarized as follows:


     ------------------------------------------------------------------------------------

     Property, plant and equipment                                     $      7,313
     Intangible assets, contractual customer relationships                    3,501
     Future tax liability                                                    (2,047)
     Minority interest                                                        7,823
     ---------------------------------------------------------------------------------
                                                                        $    16,590

     ---------------------------------------------------------------------------------


4.   Disposal of parts and service business and other assets:

     On January 31, 2002, the Company completed the sale of its parts and service business and other assets for gross proceeds of $6,545,000, of which $3,358,000 was received in cash resulting in an after tax gain on disposal of $3,612,000.

5.   Change in non-cash operating working capital:


     ------------------------------------------------------------------------------------------------------------------

                                                                                 2004         2003           2002
     ------------------------------------------------------------------------------------------------------------------


     Accounts receivable                                                       $ (2,667)    $   3,907      $   6,718
     Inventories                                                                    550          (980)         1,329
     Prepaid expenses and other assets                                              358        (1,534)          (171)
     Accounts payable and accrued liabilities                                     8,521         2,747        (13,038)
     Income taxes payable                                                        (1,233)          822           (615)
     ------------------------------------------------------------------------------------------------------------------
                                                                               $  5,529     $   4,962      $  (5,777)

     ------------------------------------------------------------------------------------------------------------------

6.   Inventories:

     ---------------------------------------------------------------------------------------------------

                                                                                   2004          2003
     ---------------------------------------------------------------------------------------------------

     Raw materials and work in process                                         $    461     $      516
     Finished goods                                                                 938          1,421
     Operating supplies                                                             787            823
     ---------------------------------------------------------------------------------------------------
                                                                               $  2,186     $    2,760

     ---------------------------------------------------------------------------------------------------

7.   Property, plant and equipment:

     Details of property, plant and equipment:

     ---------------------------------------------------------------------------------------------------------------------

                                                                                                                 2004
     ---------------------------------------------------------------------------------------------------------------------
                                                                                             Accumulated        Net book
                                                                                 Cost        depreciation        value
     ---------------------------------------------------------------------------------------------------------------------

      Land                                                                  $    1,499        $      --        $   1,499
      Plant and equipment                                                      196,491           106,420          90,071
      Facilities and equipment under construction                               60,862               --           60,862
      --------------------------------------------------------------------------------------------------------------------
                                                                            $  258,852        $  106,420       $ 152,432

      --------------------------------------------------------------------------------------------------------------------
      --------------------------------------------------------------------------------------------------------------------

                                                                                                                   2003
      ---------------------------------------------------------------------------------------------------------------------
                                                                                              Accumulated        Net book
                                                                                 Cost         depreciation        value
      ---------------------------------------------------------------------------------------------------------------------

      Land                                                                   $   1,499        $       --       $   1,499
      Plant and equipment                                                      197,378            95,408         101,970
      Facilities and equipment under construction                               53,210                --          53,210
      ---------------------------------------------------------------------------------------------------------------------
                                                                             $ 252,087        $   95,408       $ 156,679

      ---------------------------------------------------------------------------------------------------------------------


     During the year ended December 31, 2004, the Company capitalized $4,252,000 (2003 - $3,738,000; 2002 - $1,935,000) of financing costs as part of the cost of facilities and equipment under construction.

8.   Asset retirement obligations:

     The Company has recorded asset retirement costs and corresponding obligation where it has determined legal obligations exist, including Company properties that are on leased land, which revert back to the lessor and where the Company has a legal obligation under the landlease agreement to remove improvements and structures from the property. The following is a reconciliation of the changes in the asset retirement obligation during the year:


    -----------------------------------------------------------------------------------------------------------

                                                                                           2004          2003
    -----------------------------------------------------------------------------------------------------------

    Balance, beginning of the year                                                    $      863    $      685
    Liabilities incurred during the year                                                      --           117
    Accretion expense                                                                         73            61
    -----------------------------------------------------------------------------------------------------------
    Balance at the end of year                                                        $      936    $      863

    -----------------------------------------------------------------------------------------------------------


     The accretion expense is included in selling, general, administrative and other costs. The estimated undiscounted estimated cash flows required to settle the obligation amount to $2,550,000 and are expected to be settled in the next 6 to 30 years. The cash flows are discounted using a credit-adjusted risk-free rate of 8.5% (2003 - 8.5%).

     Other assumptions used by management to determine the carrying amount of the asset retirement obligation are: labour costs based on current marketplace wages required to hire contractors to dismantle and remove the leasehold improvements, market risk premium for unforeseeable circumstances, and the rate of inflation over the expected years to settlement.

9.   Intangible assets:


     ------------------------------------------------------------------------------------------------------------

                                                                                            2004         2003
     ------------------------------------------------------------------------------------------------------------


     Intangible assets, at cost (note 3(b))                                           $    3,501    $     3,501
     Less accumulated amortization                                                           876            438
     ------------------------------------------------------------------------------------------------------------
     Intangible assets, net of amortization                                           $    2,625    $     3,063

     ------------------------------------------------------------------------------------------------------------

10.  Long-term debt:


     ------------------------------------------------------------------------------------------------------------

                                                                                            2004           2003
     ------------------------------------------------------------------------------------------------------------

     Long-term Loan
       7.3%, maturing 2019 (note 10(a))                                                 $   40,000     $   40,000

     Senior Subordinated Notes:
       9 5/8% U.S. $60,766,000 (2002 - U.S. $60,766,000), maturing 2008 (note 10(b))        73,138         79,196
     --------------------------------------------------------------------------------------------------------------
     Total debt                                                                            113,138        119,196

     Less current portion                                                                    1,526             --
     --------------------------------------------------------------------------------------------------------------
                                                                                        $  111,612     $  119,196

     --------------------------------------------------------------------------------------------------------------


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

     The loan bears interest at a fixed rate of 7.3% per annum with a monthly interest-only payment required until the repayment of principal which commenced January 2005. Monthly principal repayments are due over the next 15 years as follows:

    ---------------------------------------------------------------------------

    2005                                                             $    1,526
    2006                                                                  1,641
    2007                                                                  1,765
    2008                                                                  1,898
    2009                                                                  2,040
    Thereafter                                                           31,130

    ---------------------------------------------------------------------------

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

(b)  Senior Subordinated Notes:

     Long-term debt denominated in U.S. dollars has been translated to Canadian dollars at rates in effect at the balance sheet dates.

     Amounts due for repayment, stated in U.S. dollars, are as follows:

     --------------------------------------------------------------------------

     2008                                                            $  60,766

     --------------------------------------------------------------------------

     The Senior Subordinated Notes are redeemable at the option of the Company at specified redemption premiums. The Senior Subordinated Notes require the Company to offer to repurchase the notes equal to 101% of the principal amount upon a change of control. A change of control as defined in the indenture has not occurred.

11.  Capital stock:


     ------------------------------------------------------------------------------------------------------------

                                                                                           2004          2003
     ------------------------------------------------------------------------------------------------------------


     Authorized:
       Unlimited preference shares, no par value Unlimited convertible shares, non-voting, no par value Unlimited common shares, no par value
     Issued and fully paid:
       Common shares                                                                  $  57,973     $    57,973

     ------------------------------------------------------------------------------------------------------------

     ------------------------------------------------------------------------------------------------------------

     Common shares issued at December 31, 2001                                                       26,781,050
       Common shares cancelled pursuant to the Normal Course Issue Bid                                   (7,500)
       Common shares issued upon exercise of stock options                                               60,000
     ------------------------------------------------------------------------------------------------------------
     Common shares issued at December 31, 2002                                                       26,833,550

       Conversion of non-voting convertible shares                                                    4,720,182
       Common shares issued upon exercise of stock options                                              142,666
     ------------------------------------------------------------------------------------------------------------
     Common shares issued at December 31, 2003 and December 31, 2004                                 31,696,398

     ------------------------------------------------------------------------------------------------------------

     ------------------------------------------------------------------------------------------------------------

     Non-voting convertible shares issued at December 31, 2001 and December 31, 2002                  4,720,182
       Conversion of non-voting convertible shares                                                   (4,720,182)
     ------------------------------------------------------------------------------------------------------------
     Non-voting convertible shares issued at December 31, 2003 and December 31, 2004                         --

     ------------------------------------------------------------------------------------------------------------


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

     On June 17, 2003, the Company announced its intention to make a Normal Course Issuer Bid (NCIB), pursuant to which the Company is entitled to purchase up to 1,341,677 of its outstanding common shares. The NCIB commenced on June 19, 2003 and terminated on June 18, 2004, during which the Company did not purchase any shares.

     On January 29, 2002, the Company announced its intention to make a NCIB pursuant to which the Company was entitled to purchase up to 1,339,053 of its outstanding common shares. The NCIB commenced on February 1, 2002 and terminated on January 31, 2003. The purchases were made for cancellation at the market price of such shares at the time of acquisition. During 2002, the Company acquired 7,500 shares for cancellation for total cash cost of $27,000.

     During 2003, the Company issued 142,666 common shares for cash proceeds of $348,000 upon the exercise of stock options. In 2002, the Company issued 60,000 common shares for cash proceeds of $133,000 upon the exercise of stock options.

     Subsequent to December 31, 2004, the Company issued 338,833 common shares for cash proceeds of $762,000 upon the exercise of stock options.

     Stock option plan:

     Under the terms of the Company's stock option plan, 4,095,160 common shares have been reserved for issuance to holders of options granted. Options held by any participant in the option plan may not exceed 5% of the common shares outstanding from time to time. Generally options granted vest in equal annual amounts on each of the first three anniversary dates of the grant and are exercisable for 10 years from the date of grant.

     Details of the changes in options outstanding are as follows:


     ---------------------------------------------------------------------------------------------------------
                                                                              Number of       Weighted average
                                                                                options         exercise price
     ---------------------------------------------------------------------------------------------------------


     Outstanding, December 31, 2001                                           2,736,500                $  3.68
     Granted                                                                    249,250                   3.95
     Forfeited                                                                 (251,300)                  3.70
     Exercised                                                                  (60,000)                  2.23
     ---------------------------------------------------------------------------------------------------------
     Outstanding, December 31, 2002                                           2,674,450                $  3.74

     Forfeited                                                                  (46,585)               $  4.92
     Exercised                                                                 (142,666)                  2.44
     Cancelled                                                                 (433,434)                  3.57
     ---------------------------------------------------------------------------------------------------------
     Outstanding, December 31, 2003                                           2,051,765                $  3.84

     Forfeited                                                                       --                    --
     Exercised                                                                       --                    --
     ---------------------------------------------------------------------------------------------------------
     Outstanding, December 31, 2004                                           2,051,765                $  3.84

     ---------------------------------------------------------------------------------------------------------

     On December 17, 2003, the Company purchased 433,434 stock options held by former employees of the Company for a total consideration of $737,000. The options were cancelled and fully expensed.

     The following table summarizes information about stock options outstanding at December 31, 2004:


     -------------------------------------------------------------------------------------------------------------------------

                                                                  Options outstanding                  Options exercisable
                                       Number             Weighted                              Number
                 Range of        outstanding,              average           Weighted     exercisable,            Weighted
                 exercise        December 31,            remaining            Average     December 31,             average
                   prices                2004     contractual life     exercise price             2004      exercise price
     -------------------------------------------------------------------------------------------------------------------------

               $2.23 - $2.90        599,666           6.2 years                 $2.24          599,666                $2.22
               $3.40 - $4.65      1,294,599           4.6 years                 $3.98        1,228,677                $3.98
               $8.80                157,500           3.4 years                 $8.80          157,500                $8.80
     -------------------------------------------------------------------------------------------------------------------------
                                  2,051,765                                                  1,985,843

     -------------------------------------------------------------------------------------------------------------------------


     Directors' Deferred Share Unit Plan:

     Effective March 1, 2002, the Company established a Directors' Deferred Share Unit Plan (DSU's) whereby directors of the Company may elect to have a portion or all of their remuneration paid in DSU's. The number of DSU's issued is calculated by dividing the director's remuneration by the fair market value of the Company's common shares on the grant date and may be settled in cash or common shares purchased on the open market. This amount and subsequent changes in the common share price in relation to the DSU's issue price is recorded as compensation expense and included in selling, general, administrative and other expenses. In 2004, the Company granted a total of 14,410 DSU's.

     Performance Share Unit Plan:

     On March 1, 2002, the Company established a Performance Share Unit Plan (PSU's) for certain employees and key persons as part of their long-term incentive compensation package. The number of PSU's to be granted each year is at the discretion of the Board of Directors, who also determine the criteria for vesting of the PSU's. At the end of the grant period, typically three years, the PSU's are automatically converted to Deferred Share Units (DSU's) or, at the holder's election, into common shares. DSU's may be settled at retirement, termination, resignation or death, in cash or common shares. PSU and DSU settlements of common shares are made by the Company through purchases on the open market. These amounts and subsequent changes in the common share price in relation to the PSU issue price are recorded as compensation expense and included in selling, general, administrative and other expenses. During the current year, the Company granted 230,415 PSU's and recorded an expense in the amount of $2,454,000 (2003 - $1,065,000; 2002 - $229,000).

12.  Earnings (loss) per share:

(a) The following table sets forth the computation of diluted earnings (loss) per share:


     --------------------------------------------------------------------------------------------------------------------

                                                                                     2004          2003           2002
     --------------------------------------------------------------------------------------------------------------------


     Numerator:
       Net earnings (loss) available to common shareholders                     $   4,900    $    6,858     $   (7,778)
     --------------------------------------------------------------------------------------------------------------------

     Denominator (shares in thousands):
       Weighted average shares outstanding                                         31,696        31,572         31,543
       Effect of dilutive securities:
       Employee stock options                                                         808           462             --
     --------------------------------------------------------------------------------------------------------------------
     Adjusted weighted average shares and assumed conversions                      32,504        32,034         31,543

     --------------------------------------------------------------------------------------------------------------------

     In 2004, 157,500 (2003 - 588,600; 2002 - 2,674,450) stock options were not included in the determination of earnings (loss) per share because to do so would be anti-dilutive.

(b)  Pro forma impact of the stock-based compensation:

     The Company's results would have been as follows had it elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted during 2002.


     -------------------------------------------------------------------------------------------------------------------

                                                                                       2004          2003         2002
     -------------------------------------------------------------------------------------------------------------------

     Net earnings (loss) for the year, as reported                              $     4,900   $     6,858    $    (7,778)
     Stock based compensation for options issued during 2002                             72           170            232
     -------------------------------------------------------------------------------------------------------------------
     Pro forma net earnings (loss) for the year                                 $     4,828   $     6,688    $    (8,010)

     -------------------------------------------------------------------------------------------------------------------

     Pro forma net earnings (loss) per share:
       Basic                                                                    $      0.15   $      0.21    $     (0.25)
       Diluted                                                                  $      0.15   $      0.21    $     (0.25)

     -------------------------------------------------------------------------------------------------------------------

     The fair value of each stock option granted subsequent to January 1, 2002 was estimated on the date of grant using the Black-Scholes option-pricing model using the following:

     -------------------------------------------------------------------------------------------------------------------

     Weighted average exercise price                                                                         $      3.95
     Weighted average fair value of options granted during 2002                                              $      2.13

     Expected life of options (years)                                                                               10
     Expected stock price volatility                                                                                30%
     Expected dividend yield                                                                                         0%
     Risk-free interest rate                                                                                       5.6%

     -------------------------------------------------------------------------------------------------------------------

13.  Employee future benefits:




     The Company has non-contributory defined benefit pension plans and provides post-retirement benefits other than pensions that include such items as medical benefits for pensioners and survivors to a portion of its employees. This net post-retirement liability is included in other liabilities in the Consolidated Balance Sheet.

     The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at December 31 of each year.
     The most recent actuarial valuation of the pension plans for funding purposes was as of December 2001 and February 2004 for the obligations relating to the 2003 acquisition. The next required valuation will be three years from those dates.

     The change in the funded status of post-retirement defined benefit plans was as follows:

     ---------------------------------------------------------------------------------------------------------------------------

                                                                                Pension             Post-retirement benefits
                                                                               benefits                  other than pensions
     ---------------------------------------------------------------------------------------------------------------------------
                                                           2004        2003       2002          2004        2003       2002
     ---------------------------------------------------------------------------------------------------------------------------

     Change in post-retirement obligations:
       Obligation at beginning of year                   $ 7,055      $ 5,262    $ 4,776      $ 1,126      $   512    $   308
       Service cost                                          375          244        230           20           20         24
       Interest cost                                         460          326        296           49           32         20
       Benefits paid                                        (225)        (167)      (147)          --           --         (6)
       Curtailment                                            --           --         --         (371)          --         --
       Actuarial loss (gain)                                  --           --        107           --         (108)       166
       Adjustment to Obligation relating to the
         acquisition                                         408           --         --         (238)          --         --
       Obligations relating to the acquisition                --        1,390         --           --          670         --
     ---------------------------------------------------------------------------------------------------------------------------
     Obligations at end of year                          $ 8,073      $ 7,055    $ 5,262      $   586      $ 1,126    $   512

     ---------------------------------------------------------------------------------------------------------------------------

     Change in plan assets:
       Fair value of plan assets at beginning of
         year                                            $ 6,271      $ 4,357    $ 4,591      $    --      $    --    $    (6)
       Actual return on plan assets                          614          384       (220)          --           --         --
       Employer contributions                                489          307        133           --           --         12
       Benefits paid                                        (225)        (167)      (147)          --           --         (6)
       Adjustment to assets relating to the
         acquisition                                          20           --         --           --           --         --
       Assets relating to the acquisition                     --        1,390         --           --           --         --
     ---------------------------------------------------------------------------------------------------------------------------
     Fair value of plan assets at end of year            $ 7,169      $ 6,271    $ 4,357      $    --      $    --    $    --

     ---------------------------------------------------------------------------------------------------------------------------

     Funding status of plans:
       Plan surplus/(deficit)                            $  (904)     $  (784)   $  (905)     $  (586)     $(1,126)   $  (512)
       Unrecognized net transitional obligations
         (assets)                                           (614)        (679)      (744)          25          147        178
       Unrecognized prior service costs                      749          949      1,061           --           30        149
     ---------------------------------------------------------------------------------------------------------------------------
     Net post-retirement liabilities at end of year      $  (769)     $  (514)   $  (588)     $  (561)     $  (949)   $  (185)

     ---------------------------------------------------------------------------------------------------------------------------

     Included in the above accrued benefit obligation and fair value of plan assets at year-end are the following amounts in respect of benefit plans that are not fully funded:

     ---------------------------------------------------------------------------------------------------------------------------
                                                                                  Pension                            Other
                                                                                  Benefit                          benefit
                                                                                    plans                            plans
                                                                    2004             2003             2004             2003
     ---------------------------------------------------------------------------------------------------------------------------
     Accrued benefit obligation                                $  8,073         $   7,055         $    586       $    1,126
     Fair value of plan assets                                    7,169             6,271               --               --
     ---------------------------------------------------------------------------------------------------------------------------
     Funded status - plan deficit                              $    904         $     784         $    586       $    1,126

     ---------------------------------------------------------------------------------------------------------------------------


     ------------------------------------------------------------------------------------------------------------------------
                                                                                                  Percentage of plan assets
     Asset category                                                                                   2004              2003
     ------------------------------------------------------------------------------------------------------------------------


     Amounts outstanding relating to the acquisition                                                 21%                22%
     Equity securities                                                                               47%                43%
     Debt securities                                                                                 32%                35%
     ------------------------------------------------------------------------------------------------------------------------
     Total                                                                                          100%               100%

     ------------------------------------------------------------------------------------------------------------------------

     Post-retirement benefits expense included the following components:

     ------------------------------------------------------------------------------------------------------------------------

                                                                               Pension             Post-retirement benefits
                                                                              benefits                  other than pensions
     ------------------------------------------------------------------------------------------------------------------------
                                                          2004        2003        2002        2004          2003        2002
     ------------------------------------------------------------------------------------------------------------------------

     Service cost                                      $   375      $  244     $   230     $    20        $   20      $   24
     Interest cost                                         460         326         296          49            32          20
     Expected return on plan assets                       (442)       (310)       (321)         --            --          --
     Amortization of transitional obligations
       (assets)                                            (65)        (65)        (65)         25            31          31
     Amortization of actuarial and investment
       gain (loss)                                          29          38          --          --            11          --
     ------------------------------------------------------------------------------------------------------------------------
     Post-retirement benefits expense                  $   357     $   233     $   140     $    94        $   94      $   75

     ------------------------------------------------------------------------------------------------------------------------

     The weighted average assumptions used in the determination of the post-retirement benefits expense and obligation were as follows:

     ------------------------------------------------------------------------------------------------------------------------

                                                                               Pension             Post-retirement benefits
                                                                              benefits                  other than pensions
     ------------------------------------------------------------------------------------------------------------------------
                                                          2004        2003        2002         2004         2003       2002
     ------------------------------------------------------------------------------------------------------------------------

     Discount rate                                        6.0%        6.0%        6.0%         6.0%       6.0%         6.0%
     Expected return on plan assets                       7.0%        7.0%        7.0%         7.0%       7.0%         7.0%
     Rate of compensation increase                        4.0%        4.0%        4.0%         4.0%       4.0%         4.0%

     ------------------------------------------------------------------------------------------------------------------------

     The composite health care cost trend rate used in measuring post-retirement benefits other than pensions was assumed to begin at 13%, declining one percent per year until it reaches 8% and remaining at that level thereafter.

     A one percent change in the assumed composite health care cost trend rate would have the following effects:

     ------------------------------------------------------------------------------------------------------------------------

                                                                                                            Post-retirement
                                                                                                                   benefits
     ------------------------------------------------------------------------------------------------------------------------
                                                                                                 1% Increase      1% Decrease
     ------------------------------------------------------------------------------------------------------------------------

     (Increase) decrease on accumulated benefits obligation                                      $   (43)           $   43
     Increase (decrease) on net periodic expense                                                      31               (31)

     ------------------------------------------------------------------------------------------------------------------------

14.  Commitments and contingencies:

(a)  Operating leases:

     Under the terms of operating leases, the Company is committed to rental payments as follows:


     ----------------------------------------------------------------------------------------------------------------------

     2005                                                                                                     $     3,572
     2006                                                                                                           2,864
     2007                                                                                                           2,499
     2008                                                                                                           1,921
     2009                                                                                                             649
     Thereafter                                                                                                       136
     ----------------------------------------------------------------------------------------------------------------------
                                                                                                               $   11,641

     ----------------------------------------------------------------------------------------------------------------------

(b)  Purchase agreements:

     Substantially all of the Company's service contracts with customers have a minimum fixed duration and provide for the guaranteed removal of contracted by-products, which are produced in the customer's manufacturing process.

     The Company also has a fixed price commitment to purchase equipment and services relating to the construction of its Syncrude facility totalling $32,542,000 including approved change orders (2003 - $32,542,000). To the end of December 31, 2004, $32,542,000 (2003 - $32,326,000) has been recorded as part of facilities under construction in property, plant and equipment.

     Purchase commitments relating to the Company's expansion of the Montreal facility at the end of December 31, 2004 were $12,985,000. To the end of December 31, 2004, $3,871,000 has been recorded as part of facilities under construction in property, plant and equipment.

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

     As part of the sale of sulphur removal assets and BCT Chemtrade Corporation to Chemtrade Logistics Income Fund on July 18, 2001, the Company has indemnified Chemtrade Logistics Inc. for Notices and Findings of Violation relating to a facility, and it is management's assessment that the most likely outcome will not have a material impact upon the financial position of the Company.

     The Company is involved in certain claims arising out of the ordinary course and conduct of its business, which in the opinion of management will not have a material impact upon the financial position of the Company.

15.  Income taxes:

     The income tax rate varied from the basic federal and provincial income tax rate as follows:


     -------------------------------------------------------------------------------------------------------------------------

                                                                                          2004          2003           2002
     -------------------------------------------------------------------------------------------------------------------------


     Statutory federal and provincial income tax rate applied to income before
       taxes and minority interest                                                        36.1%         36.6%         38.6%
     Income taxed at different rates in foreign jurisdictions                             15.9          (0.7)          9.0
     Federal Large Corporations Tax and minimum tax                                       19.0           3.3          (6.0)
     Effect of lower manufacturing and processing tax rate of subsidiaries                (1.1)         (0.5)          3.0
     Valuation allowance on future tax assets                                           (182.1)         (6.0)       (112.3)
     Recognition of previously unrecognized tax losses                                   (27.8)        (45.3)         66.2
     Impact on taxable portion of capital gains                                           (1.3)           --            --
     Impact of changes in enacted future tax rates                                          --           4.5            --
     Amounts not deductible for income tax purposes and other                            (47.6)         18.7         (31.7)
     -------------------------------------------------------------------------------------------------------------------------
     Combined effective income tax rate                                                 (188.9)%        10.6%        (33.2)%

     -------------------------------------------------------------------------------------------------------------------------

     The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at December
     31, 2004 and 2003 are presented below:

     -------------------------------------------------------------------------------------------------------------------------

                                                                                                       2004           2003
     -------------------------------------------------------------------------------------------------------------------------

     Future tax assets:
       Loss carryforwards                                                                       $    41,010    $    47,590
       Accrued and other liabilities                                                                  5,308          4,795
       Other                                                                                            454            462
     -------------------------------------------------------------------------------------------------------------------------
       Total gross future tax assets                                                                 46,772         52,847
       Less valuation allowance                                                                     (37,806)       (46,472)
     -------------------------------------------------------------------------------------------------------------------------
       Net future tax assets                                                                          8,966          6,375

     Future tax liabilities:
       Property, plant and equipment                                                                (13,801)       (14,581)
       Goodwill                                                                                      (8,111)        (8,111)
       Deferred charges                                                                                (277)          (404)
       Long-term debt                                                                                  (845)          (794)
       Other                                                                                             --           (275)
     -------------------------------------------------------------------------------------------------------------------------
       Total gross future tax liabilities                                                           (23,034)       (24,165)

     -------------------------------------------------------------------------------------------------------------------------
     Net future tax liability                                                                   $   (14,068)   $   (17,790)

     -------------------------------------------------------------------------------------------------------------------------

     This is presented on the balance sheet as follows:

     -------------------------------------------------------------------------------------------------------------------------

                                                                                                       2004           2003
     -------------------------------------------------------------------------------------------------------------------------

     Future tax assets                                                                          $       154    $       605
     Future tax liabilities                                                                         (14,222)       (18,395)
     -------------------------------------------------------------------------------------------------------------------------
                                                                                                $   (14,068)   $   (17,790)

     -------------------------------------------------------------------------------------------------------------------------

     As at December 31, 2004, the Company has unused tax losses, corporate minimum tax credit carryforwards and deductible temporary differences for which no future income tax assets have been recognized. The carryforward amounts are as follows:

     -------------------------------------------------------------------------------------------------------------------------

                                                                                                       2004           2003
     -------------------------------------------------------------------------------------------------------------------------

     Operating losses                                                                           $    96,880    $   119,480
     Corporate minimum tax credit                                                                     1,034          1,032
     Deductible temporary differences for which no future tax assets have been recognized             1,816          2,911

     -------------------------------------------------------------------------------------------------------------------------


     Non-capital loss carryforwards including losses for which future benefit has been recognized by year of expiry are as follows:


     -------------------------------------------------------------------------------------------------------------------------

                                                                                                    2004           2003
     -------------------------------------------------------------------------------------------------------------------------


     2005                                                                                         $      --     $   7,267
     2006                                                                                             1,201             --
     2007                                                                                                --             --
     2008                                                                                            10,180             --
     Thereafter                                                                                      96,880        118,734
     -------------------------------------------------------------------------------------------------------------------------
                                                                                                  $ 108,261     $  126,001

     -------------------------------------------------------------------------------------------------------------------------

16.  Related party transactions:

     The Company has entered into a management services contract with its major shareholder for the supply of management and financial services. During 2004, the Company incurred fees of $390,000 (2003 - $390,000; 2002
     - $350,000) under the terms of the contract.

     Certain of the Company's Directors hold senior positions with firms that provide services to the Company and during 2004 the Company incurred fees of $3,890,000 (2003 - $3,411,000; 2002 - $3,602,000). The above related party transactions have been recorded at the exchange amounts agreed to between the parties.

17.  Business segments:

     The Company's activities are divided into four reportable segments. The three operating segments are: Refinery Services, Western Markets and Power Generation. The fourth non-operating segment is Corporate Support, which provides centralized services, such as project execution support, finance, information systems, human resources and risk management to the operating segments.

     Refinery Services provides services to major oil refinery customers in the United States and Canada, primarily outsourced compliance services for the regeneration of spent sulphuric acid produced during the octane enhancement of gasoline, the extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process, and the recovery of SO2 to ensure air quality compliance.

     Western Markets produces and provides sulphur-enhanced chemicals to the pulp and paper industry in western Canada and is one of the leading suppliers of alum, a water treatment chemical used extensively by municipalities for water and sewage treatment. These and other chemicals are marketed to customers in North America.

     Power Generation provides outsourced environmental services, primarily air quality compliance, to customers in the power generation industry.


     --------------------------------------------------------------------------------------------------------------------------
                                                              Refinery     Western        Power       Corporate
     2004                                                     Services     Markets      Generation     Support         Total
     --------------------------------------------------------------------------------------------------------------------------


     Revenue from external customers                         $  73,890    $  54,590      $  8,542     $     --     $  137,022
     --------------------------------------------------------------------------------------------------------------------------

     Gross Profit                                            $  22,508    $  21,523      $  4,836     $     --     $   48,867
     Earnings (loss) before the undernoted                      20,425       20,125           523       (15,487)       25,586
     Depreciation, including loss on disposal                   13,517        2,294           892           261        16,964
     Unusual items, loss                                            --           --            --           657           657
     Amortization of deferred charges and intangible
       assets                                                       --           --            --           708           708
     Interest expense                                               --           --            --        10,569        10,569
     Interest capitalized                                           --           --            --        (4,252)       (4,252)
     Interest income                                                --           --            --          (756)         (756)
     --------------------------------------------------------------------------------------------------------------------------
     Earnings (loss) before income taxes and minority
       interest                                              $   6,908    $  17,831      $   (369)    $ (22,674)   $    1,696
     --------------------------------------------------------------------------------------------------------------------------

     Total assets before goodwill and intangible assets      $ 140,320    $  31,387      $  5,374     $  47,527    $  224,608
     Goodwill and intangible assets, net of amortization        37,662        4,468         6,039           --         48,169
     --------------------------------------------------------------------------------------------------------------------------

     Total assets                                            $ 177,982    $  35,855      $ 11,413     $  47,527    $  272,777
     --------------------------------------------------------------------------------------------------------------------------

     Capital expenditures                                    $  13,634    $     835      $     26     $     132    $   14,627
     --------------------------------------------------------------------------------------------------------------------------



     --------------------------------------------------------------------------------------------------------------------------
                                                              Refinery      Western         Power     Corporate
     2003                                                     Services      Markets    Generation       Support         Total
     --------------------------------------------------------------------------------------------------------------------------

     Revenue from external customers                         $  71,504    $  54,295     $   9,183     $      --     $ 134,982
     --------------------------------------------------------------------------------------------------------------------------

     Gross Profit                                            $  27,189    $  18,288     $   2,959     $      --     $  48,436
     Earnings (loss) before the undernoted                      24,392       16,936        (2,097)       (8,401)       30,830
     Depreciation                                               12,976        1,558         1,001           192        15,727
     Unusual items, loss                                            --           --            --         1,422         1,422
     Amortization of deferred charges and intangible
       assets                                                       --           --            --           726           726
     Interest expense                                               --           --            --         9,755         9,755
     Interest capitalized                                           --           --            --        (3,738)       (3,738)
     Interest income                                                --           --            --          (730)         (730)
     --------------------------------------------------------------------------------------------------------------------------
     Earnings (loss) before income taxes and minority
       interest                                              $  11,416    $  15,378     $  (3,098)    $ (16,028)    $   7,668
     --------------------------------------------------------------------------------------------------------------------------

     Total assets before goodwill and intangible assets       $141,268    $  32,812     $   5,410     $  38,996     $ 218,486
     Goodwill and intangible assets, net of amortization        40,996        4,468         6,539            --        52,003
     --------------------------------------------------------------------------------------------------------------------------
     Total assets                                             $182,264    $  37,280     $  11,949     $  38,996     $ 270,489
     --------------------------------------------------------------------------------------------------------------------------

     Capital expenditures                                    $  31,641    $     573     $      84     $     285     $  32,583
     --------------------------------------------------------------------------------------------------------------------------


     --------------------------------------------------------------------------------------------------------------------------
                                                              Refinery      Western         Power     Corporate
     2002                                                     Services      Markets    Generation       Support        Total
     --------------------------------------------------------------------------------------------------------------------------

     Revenue from external customers                         $  69,363     $ 53,953     $  14,975     $      --     $ 138,291
     --------------------------------------------------------------------------------------------------------------------------

     Gross Profit                                            $  24,547     $ 19,531     $   4,185     $      --     $  48,263
     Earnings (loss) before the undernoted                      21,569       18,263        (2,000)       (9,747)       28,085
     Depreciation, including loss on disposal                   13,004        1,300         1,149           227        15,680
     Unusual items, loss                                            --           --            --         7,487         7,487
     Amortization of deferred charges                               --           --            --           387           387
     Interest expense                                               --           --            --        13,684        13,684
     Interest capitalized                                           --           --            --        (2,572)       (2,572)
     Interest income                                                --           --            --        (1,942)       (1,942)
     --------------------------------------------------------------------------------------------------------------------------
     Earnings (loss) before income taxes and minority
       interest                                              $   8,565     $ 16,963     $  (3,149)    $ (27,018)    $  (4,639)
     --------------------------------------------------------------------------------------------------------------------------

     Total assets before goodwill and intangible assets      $ 131,819     $ 22,378     $   9,609     $  13,608     $ 177,414
     Goodwill and intangible assets, net of amortization        49,441        4,468         7,922            --        61,831
     --------------------------------------------------------------------------------------------------------------------------
     Total assets                                            $ 181,260     $ 26,846     $  17,531     $  13,608     $ 239,245
     --------------------------------------------------------------------------------------------------------------------------
     Capital expenditures                                    $  35,924     $    448     $   4,408     $     197     $  40,977
     --------------------------------------------------------------------------------------------------------------------------


     Geographic segments:

     The Company operates primarily in Canada and the United States with sales outside North America denominated in U.S. dollars. Revenue is attributed to customers based on location of customer.


     -------------------------------------------------------------------------------------------------------------------------
                                                                                                          Property, plant and
                                                                                                      equipment, goodwill and
                                                                                      Revenue               intangible assets
     -------------------------------------------------------------------------------------------------------------------------
                                                            2004          2003          2002             2004           2003
     -------------------------------------------------------------------------------------------------------------------------

     Canada                                            $  76,151     $  77,052     $  82,092       $  105,035      $ 100,175
     United States                                        58,015        57,881        53,209           95,566        108,507
     Other                                                 2,856            49         2,990               --             --
     -------------------------------------------------------------------------------------------------------------------------
                                                       $ 137,022     $ 134,982     $ 138,291       $  200,601      $ 208,682

     -------------------------------------------------------------------------------------------------------------------------

     In 2004, services provided to and products handled from the Company's major customer accounted for 9.6% (2003 - 10.3%; 2002 - 15.0%) of the Company's total revenue.

18.  Fair values of financial instruments:

     The fair values of cash and cash equivalents, cash held in trust, including the long-term portion, accounts receivable, accounts payable and accrued liabilities approximate their carrying values because of the short-term maturity of these financial instruments. The amount due from Chemtrade Logistics approximates fair market value.

     The fair value of the publicly traded Senior Subordinated Notes is based on quoted market prices. The fair value of all other debt is based on the amount of future cash flows associated with each instrument, including interest, discounted using borrowing rates currently available to the Company for similar debt instruments of comparable maturity.


     -----------------------------------------------------------------------------------------------------------------------

                                                                                      2004                             2003
     -----------------------------------------------------------------------------------------------------------------------
                                                               Fair market      Book value      Fair market      Book value
                                                                     value                            value
     -----------------------------------------------------------------------------------------------------------------------

     Long-term Loan                                               $ 40,522        $ 40,000         $ 40,651        $ 40,000
     Senior subordinated notes                                      74,600          73,138           81,968          79,196
     -----------------------------------------------------------------------------------------------------------------------
                                                                 $ 115,122       $ 113,138        $ 122,619       $ 119,196
     -----------------------------------------------------------------------------------------------------------------------


19.  Generally accepted accounting principles in Canada and the United States:

     The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles ("GAAP") as applied in Canada. In the following respects, GAAP as applied in the United States differs from that applied in Canada.

     If United States GAAP were employed, the net earnings for the years would be adjusted as follows:


     ------------------------------------------------------------------------------------------------------------------------

                                                                                            2004        2003           2002
                                                                                                                  (restated
                                                                                                                 note 19(a))
     ------------------------------------------------------------------------------------------------------------------------

     Net earnings (loss) based on Canadian GAAP                                      $     4,900   $   6,858       $ (7,778)
     Impact on net earnings (loss) of United States GAAP adjustments:
       Deferred costs (note 19(a))                                                            --          --          3,645
       Debt financing (note 19(b))                                                            21          21            112
       Income tax (note 19(c))                                                                --         794             --
       Foreign currency translation loss (note 19(d))                                         --          --          1,015
       SFAS 143 cumulative adjustment (note 19(e)                                             --        (433)           104
     ------------------------------------------------------------------------------------------------------------------------
     Net earnings (loss) based on United States GAAP                                 $     4,921   $   7,240       $ (2,902)

     ------------------------------------------------------------------------------------------------------------------------
     Per share amounts based on United States GAAP:
       Net earnings (loss) - basic                                                   $      0.16   $    0.23       $  (0.09)
       Net earnings (loss) - diluted                                                        0.15        0.23          (0.09)

     ------------------------------------------------------------------------------------------------------------------------
     Pro forma net earnings (loss) after the retroactive effect of applying
       SFAS 143:
       Net earnings (loss) based on United States GAAP                               $     4,921   $   7,240       $ (2,902)
       Pro forma effect of retroactively applying SFAS 143                                    --          --           (104)
     ------------------------------------------------------------------------------------------------------------------------
     Pro forma net earnings (loss)                                                   $     4,921   $   7,240       $ (3,006)

     ------------------------------------------------------------------------------------------------------------------------
     Per share amounts based on United States GAAP:
       Pro forma net earnings (loss) - basic                                         $      0.16   $    0.23       $  (0.10)
       Pro forma net earnings (loss) - diluted                                              0.15        0.23          (0.10)

     ------------------------------------------------------------------------------------------------------------------------

     The impact of the United States GAAP differences discussed above on the Company's consolidated statements of retained earnings is as follows:

     -----------------------------------------------------------------------------------------------------------------------

                                                                                          2004           2003         2002
                                                                                                    (restated    (restated
                                                                                                  note 19(a))   note 19(a))
     -----------------------------------------------------------------------------------------------------------------------

     Retained earnings based on Canadian GAAP                                         $ 43,190       $ 38,290    $  31,432
     Cumulative impact on retained earnings of United States GAAP adjustments
       (note 19(a))                                                                     (8,613)        (8,634)      (9,016)
     Share issue costs (note 19(f))                                                      2,257          2,257        2,257
     -----------------------------------------------------------------------------------------------------------------------
     Retained earnings based on United States GAAP                                    $ 36,834       $ 31,913    $  24,673

     -----------------------------------------------------------------------------------------------------------------------


(a)  Deferred costs and cumulative impact:

     Under United States GAAP, certain costs deferred under Canadian GAAP prior to a legally binding contract being entered into must be expensed. There was no tax impact recorded relating to this Canadian-United States GAAP difference as this GAAP difference resulted in a deferred tax asset, which is not more likely than not to be realized and, accordingly, a valuation allowance equal to the tax asset was established.

     In 2002, the Company originally did not reflect certain costs previously deferred under Canadian GAAP which were written off for Canadian GAAP in 2002 in determining its net loss under United States GAAP. As a result, the Company has retroactively increased the previously reported United States GAAP retained earnings as at December 31, 2002 by $3,645,000 and decreased reported United States GAAP net loss for the year ended December 31, 2002 by the same amount.

     In addition, the Company has adjusted the cumulative impact on retained earnings of United States GAAP adjustments in 2003 and 2002 to appropriately reflect the impact of deferred income taxes of $794,000 in 2003 and foreign currency translation gain of $1,015,000 in 2003 and 2002.

(b)  Debt financing:

     In 1998, in conjunction with the acquisition of Intertrade Holdings Inc. and BCT, a major bank provided the Company with approximately U.S. $57 million bridge financing, which was repaid on June 30, 1998 from the proceeds of the Senior Subordinated Notes. The Company paid U.S. $220,000 (Cdn $316,000) in connection with this debt. This amount was deferred and amortized over the term of Senior Subordinated Notes. Under United States GAAP, this amount would be deferred and amortized over the term of the bridge financing facility. Since the bridge financing facility extended from May 1998 to June 1998, the U.S. $220,000 would be expensed in 1998 under United States GAAP. There is no net tax impact from this Canadian-United States GAAP difference as the movement in the current and deferred taxes offsets each other.

(c)  Income taxes:

     United States Statement of Financial Accounting Standards No. 109 (SFAS
     109), "Accounting for Income Taxes", has been adopted by the Company for United States reporting purposes. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The same methodology applies under Canadian GAAP; however, the terminology uses the word "future" in the place of "deferred". Deferred tax assets and liabilities under Statement 109 are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Canadian GAAP, the future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. Under SFAS 109 and Canadian GAAP, the effect on deferred/future tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change occurs.

(d)  Foreign currency translation loss:

     Under Canadian GAAP, gains and losses on the translation of U.S. dollar denominated Senior Subordinated Notes are considered to be a hedge of the net investment in self-sustaining operations as described in note 1(j). In 2001, hedge accounting under United States GAAP was not applied as the Company did not meet the requirements SFAS 133, "Accounting for Derivative Instruments as Hedge Activities", effective January 1, 2001. Accordingly, under United States GAAP net earnings in 2001 were adjusted for the gain or loss on the translation of U.S. dollar denominated debt. There are no GAAP differences in 2003 and 2004 as the Company met the requirements under both Canadian and U.S. GAAP.

(e)  Asset retirement obligations:

     In 2003, the Company adopted SFAS 143, "Accounting for Asset Retirement Obligations:, which requires the fair value of a liability for an asset retirement obligation to be recorded in the period which it is incurred and a corresponding increase in the carrying amount of the related tangible long-lived asset. The change was effective January 1, 2003, and the related cumulative effect of change in accounting principle with the effect for 2003 being a decrease in earnings of $433,000 ($0.014 per share). Effective January 1, 2003, under Canadian GAAP, the Company adopted CICA section 3110, "Asset Retirement Obligations", which is substantially the same as the recommendations of SFAS 143 except under CICA section 3110 the change in accounting principle was adopted retroactively with restatement.

(f)  Share issue costs:

     Under United States GAAP, share issue costs, net of deferred income taxes, would be shown as a reduction of capital stock and not as a reduction of retained earnings as permitted by Canadian GAAP.

(g)  Consolidated balance sheets:

     The cumulative effect of the application of United States GAAP, noted in note 19(a) to note 19(f) above on the consolidated balance sheets of the Company as at December 31, 2004 would be to decrease deferred charges and other assets by $404,000 (2003 - $425,000), decrease deferred income tax liability by $794,000 (2003 - $794,000), and increase shareholders' equity by $390,000 (2003 - $369,000).

(h)  Comprehensive income:

     The Company's comprehensive income, as determined under SFAS 130, would differ from net earnings as shown above:


     --------------------------------------------------------------------------------------------------------------

                                                                                 2004          2003           2002
                                                                                                         (restated
                                                                                                        note 19(b))
     --------------------------------------------------------------------------------------------------------------

     Net earnings (loss) based on United States GAAP                        $   4,921      $  7,240      $  (2,902)
     Other comprehensive income (loss):
       Change in foreign currency translation adjustment                         (107)        2,081          2,467
       Minimum pension liability adjustment (note 19(i))                         (160)         (447)          (645)
     --------------------------------------------------------------------------------------------------------------
     Comprehensive income (loss) based on United States GAAP                $   4,654      $  8,874      $  (1,080)

     --------------------------------------------------------------------------------------------------------------


(i)  Minimum pension liability adjustment:

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

(k)  Other recent accounting pronouncements:

     i) In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R), "Share-Based Payment" which replaces SFAS 123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion 25. SFAS 123(R) requires compensation costs related to share-based payments to be recognized in the financial statement and that the cost must be measured based on the fair value of the equity of liability instruments used. Under SFAS 123(R) all share-based payment plans must be valued using option-pricing models. SFAS 123(R) is effective for the Company's year ending December 31, 2005.

     ii) In November 2004, the FASB issued SFAS 151 which amends and clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material as they related to inventory costing. SFAS 151 requires these items to be recognized as current period expenses. Additionally, the allocation of fixed production overheads to the costs of inventory should be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe that the application of SFAS 151 will have an impact on the financial statements.

     iii) In December 2004, FASB issued SFAS 153 which deals with the accounting for the exchanges of non-monetary assets. SFAS 153 is an amendment of APB Opinion 29. APB Opinion 29 requires that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. SFAS 153 amends APB Opinion 29 to eliminate the exception from using fair market value for non-monetary exchanges of similar productive assets and introduces a broader exception for exchanges of non-monetary assets that do not have commercial substance. SFAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not believe that the application of SFAS 153 will have an impact on the financial statements.

     (Intentionally left blank)