Form 20-F
period 2005-12-31
MARSULEX INC
filed 2006-03-27
CIK 852600

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

 [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                                       OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT
               OF 1934 For the fiscal year ended December 31, 2005

                                       OR

    [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
              For the transition period from _________ to ________

                                       OR

   [ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
        Date of event requiring this shell company report _______________

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

As of December 31, 2005, the number of outstanding common shares was: 32,409,898

        Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
                             Yes [ ]         No [X]
 If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 5(d) of the Securities Exchange Act of 1934.
                             Yes [X]         No [ ]
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                             Yes [X]         No [ ]
 Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer [ ]   Accelerated Filer [ ]   Non-Accelerated Filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow.
                         Item 17 [X]        Item 18 [ ]
 If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Section 12b-2 of the Exchange Act)
                             Yes [ ]         No [X]

                                TABLE OF CONTENTS
                                -----------------
                                                                            Page
                                                                            ----
PART I
------

ITEM 1.        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS           1
ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE                         1
ITEM 3.        KEY INFORMATION                                                 1
ITEM 4.        INFORMATION ON THE COMPANY                                      7
ITEM 4A        UNRESOLVED STAFF COMMENTS                                      17
ITEM 5.        OPERATING AND FINANCIAL REVIEW AND PROSPECTS                   17
ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                     17
ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS              21
ITEM 8.        FINANCIAL INFORMATION                                          23
ITEM 9.        THE OFFER AND LISTING                                          24
ITEM 10.       ADDITIONAL INFORMATION                                         25
ITEM 11.       QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK      29
ITEM 12.       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES         31

PART II
-------

ITEM 13.       DEFAULTS, DIVIDEND ARREARAGES AND DELINQUINCIES                31
ITEM 14.       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
               HOLDERS AND USE OF PROCEEDS                                    31
ITEM 15.       CONTROLS AND PROCEDURES                                        32
ITEM 16A.      AUDIT COMMITTEE FINANCIAL EXPERT                               32
ITEM 16B.      CODE OF ETHICS                                                 32
ITEM 16C.      PRINCIPLE ACCOUNTANTS FEES AND SERVICES                        32
ITEM 16D.      EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES     33
ITEM 16E       PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND
               AFFILIATED PURCHASES                                           33


PART III
--------

ITEM 17.       FINANCIAL STATEMENTS                                           34
ITEM 18.       FINANCIAL STATEMENTS                                           34
ITEM 19.       EXHIBITS                                                       34

SIGNATURE                                                                     35

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

The historical consolidated financial statements of the Company are reported in Canadian dollars and are prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). These principles conform in all material respects with generally accepted accounting principles in the United States ("U.S. GAAP"), except as described in Note 20 to the audited historical consolidated financial statements of the Company included in this Annual Report on Form 20-F. All references to "tons" are to metric tons (approximately 2,200 pounds), rather than "short" tons (2,000 pounds).

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

A.   Selected Financial Data
     -----------------------

The following table presents selected historical consolidated financial data of the Company as of and for the fiscal years ended December 31, 2005, 2004, 2003, 2002 and 2001. The selected historical consolidated financial data for the Company set forth below has been derived from the audited historical consolidated financial statements of the Company. Historic results are not necessarily indicative of the results that you may expect for any other future period or for a full year. The selected historical consolidated financial data should be read in conjunction with the audited consolidated financial statements of the Company and the notes thereto included elsewhere in this Annual Report and Item 5 - "Operating and Financial Review and Prospects".


($000 except share and per share amounts)                      2005           2004            2003         2002            2001
--------------------------------------------------------------------------------------------------------------------------------
Canadian GAAP:
Statement of Operations Data:
Revenue                                                     166,456        137,022         134,982      138,291         236,714
Gross profit                                                 60,997         48,867          48,436       48,263          66,302
Selling, general, administrative and other costs             21,116         23,342          19,663       20,747          26,273
Foreign exchange (gains) losses on monetary items               118            (61)         (2,057)        (569)            471
Foreign exchange (gain) loss on Long Term Debt                 (555)            --              --           --             968
Loss on disposal of fixed assets                                 --             57              --           20              59
Depreciation                                                 21,563         16,907          15,727       15,660          15,170
Unusual items (1)                                             1,718            657           1,422        7,487         (55,556)
Amortization of deferred charges                              2,641            708             726          387           1,074
Interest expense                                             11,598         10,569           9,755       13,684          18,085
Interest capitalized                                         (1,693)        (4,252)         (3,738)      (2,572)         (1,065)
Interest income                                                (936)          (756)           (730)      (1,942)         (3,141)
--------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations before
   income taxes, minority interest and amortization
   of goodwill                                                5,427          1,696           7,668       (4,639)         63,964
Income taxes (recovery)                                       4,006         (3,204)            810        1,544          12,268
--------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss) from continuing operations
   before minority interest and amortization of
   goodwill                                                   1,421          4,900           6,858       (6,183)         51,696
Minority interest                                                --             --              --        1,595           1,403
--------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations before
   amortization of goodwill                                   1,421          4,900           6,858       (7,778)         50,293
Amortization of goodwill, net of income taxes                    --             --              --           --           3,555
--------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations                    1,421          4,900           6,858       (7,778)         46,738
Earnings from discontinued operations, net of tax                --             --              --           --          16,644
--------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                           1,421          4,900           6,858       (7,778)         63,382
================================================================================================================================

--------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations per                 0.04           0.15            0.22        (0.25)           1.48
   share, basic
Earnings (loss) per share, basic                               0.04           0.15            0.22        (0.25)           2.01
Earnings (loss) from continuing operations per                 0.04           0.15            0.21        (0.25)           1.47
   share, diluted
Earnings (loss) per share, diluted                             0.04           0.15            0.21        (0.25)           2.00
--------------------------------------------------------------------------------------------------------------------------------
Other Financial Data (from continuing operations):
  Capital expenditures                                       48,168         14,627          32,583       40,977          29,775
  Cash flow provided by continuing operations                27,725         25,179          29,501       10,153          14,732
Balance Sheet Data (end of year):
  Current assets                                             57,960         63,690          51,929       37,429         163,822
  Total assets                                              374,400        272,777         270,489      239,245         343,569
  Current liabilities                                        43,051         32,568          25,726       22,264          77,248
  Long-term debt                                            177,126        111,612         119,196       95,943         125,654
  Total debt                                                178,767        113,138         119,196       95,943         167,539
  Shareholders' equity                                      106,891        101,834          96,827       91,702         100,825
  Capital Stock                                              60,093         57,973          57,973       57,625          57,505
  Number of shares                                       32,409,898     31,696,398      31,696,398   31,553,732      31,501,232
================================================================================================================================

                                                                  2

(1) Unusual items:

    ($000)                                                2005          2004         2003           2002          2001
   ------------------------------------------------------------------------------------------------------------------------
    Expenses incurred on cancellation of stock
     options held by former employees (1a)                  --            --          737             --            --
    Gain on disposal of sulphur removal assets (1b)         --            --           --             --       (64,768)
    Expenses incurred on early retirement of debt (1c)      --            --           --          1,252         5,593
    Write-off of deferred charges                           --            --           --             --         3,619
    (Loss) gain on disposal of parts and service
     business and other assets (1d)                         --           155          685         (4,014)           --
    Write-off of capitalized project costs (1e)             --            --           --          9,508            --
    Loss on arbitration settlement (1f)                  1,913            --           --             --            --
    Other unusual items                                   (195)          502           --            741            --
   ------------------------------------------------------------------------------------------------------------------------
                                                         1,718           657        1,422          7,487       (55,556)
   ========================================================================================================================

(1a) On December 17, 2003, the Company purchased 433,434 stock options held by former employees of the Company for a total consideration of $737,000. The options were cancelled and fully expensed.

(1b) On July 18, 2001, the Company completed the sale of its sulphur removal services assets in eastern North America and of BCT Chemtrade Corporation, a subsidiary of Marsulex, to Chemtrade Logistics Income Fund for gross cash proceeds before costs of disposition of $167.2 million (the "Chemtrade Transaction") or $156.6 million net of costs of disposition, comprised of $128.1 million for the sale of the sulphur removal assets and $28.5 million for the sale of BCT. The disposal resulted in a pre-tax gain of $64.8 million or $54.9 million net of tax for the sulphur removal services assets in eastern North America and a gain of $15.9 million or $15.1 million net of tax for BCT.

(1c) On July 18, 2001, the Company fully retired its outstanding 10.21% Senior Notes and cancelled its US$50.0 million operating credit facility at an expense of $5.6 million. These expenses included the write-off of deferred debt issuance costs and foreign exchange costs of $3.0 million and a make-whole payment of $2.6 million.

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

(1d) On January 31, 2002, the Company completed the sale of its parts and service business and other assets for gross proceeds of $6.6 million.

(1e) Due to significant changes in the financial markets, the Company and Santee Cooper mutually agreed not to proceed with the previously announced project for Marsulex to build and own a flue gas desulphurization system utilizing Marsulex's patented ammonium sulphate scrubbing technology at Santee Cooper's Winyah Power Generating Station. This resulted in a write-off of capitalized project costs of $9.5 million. Under U.S. GAAP, certain costs deferred under Canadian GAAP prior to a legally binding contract being entered into must be expensed.

(1f) In the third quarter of 2005, the Company was awarded a US $1.3 million ($1.5 million) cash settlement regarding the arbitration with Holcim Inc. with respect to the CP-Gyp facility in Dundee, Michigan. The award was not sufficient to cover the Company's investment in the plant and the operations and resulted in an approximate $1.9 million non-cash unusual loss.

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

The following table sets forth the high and low exchange rates for each month during the previous six months:

                                             Previous Six Months
---------------------------------------------------------------------------------------------------------------

                  Feb 2006         Jan 2006         Dec 2005         Nov 2005         Oct 2005        Sept 2005
---------------------------------------------------------------------------------------------------------------
High                1.1577           1.1726           1.1734           1.1961           1.1887           1.1882
---------------------------------------------------------------------------------------------------------------
Low                 1.1379           1.1436           1.1507           1.1657           1.1659           1.1611
---------------------------------------------------------------------------------------------------------------

The following table sets forth the average exchange rates for the five most recent financial years, calculated by using the average rate on the last day of each month in such year:

                             Years ended December 31
-------------------------------------------------------------------------------
                  2005          2004          2003           2002          2001
-------------------------------------------------------------------------------
Average         1.2116        1.2959        1.3916         1.5702        1.5487
-------------------------------------------------------------------------------

On March 23, 2006, the-noon-buying-rate was US$ $1.00 per $1.1659.

B.   Capitalization and Indebtedness
     -------------------------------

Information not required for an annual report.

C.   Reasons for the Offer and Use of Proceeds
     -----------------------------------------

Information not required for an annual report.

D.   Risk Factors
     ------------

The following is a description of risk factors that could affect the Company's business, and ultimately, its profitability.

Reliance on Customers

The business of the Company is dependent on the production of a number of by-products and waste streams by its industrial customers. As environmental regulations become more demanding, the need for by-product and waste streams management, regeneration, disposal, storage, removal, and conversion increases. Thus, the trend in North America is for continuing growth in demand for the Company's services, although there can be no assurance that environmental regulations will not become less stringent in the future or that customers of the Company will continue to produce by-products and waste streams which drive their demand for the Company's services. Services provided and products handled from the Company's major customer accounted for 10.0% of the Company's total 2005 revenue, the loss of which could have a significant impact on the Company.

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

New Products and Services

The Company has made investments in the development and commercialization of new products, technologies and services. Broad market acceptance and long-term commercial viability of services incorporating new products, technologies and services may take some years to establish, if at all, and are subject to business and competitive risks. If the Company is unable to develop and market new products in a timely fashion, or at all, the Company may not be able to compete successfully.

Foreign Exchange

As the Company has U.S. based operations and reports in Canadian dollars, it is exposed to foreign exchange fluctuations. Approximately 42.3% of the Company's 2005 revenue (2004 - 44.5%; 2003 - 42.9%) was in U.S. dollars. Ignoring the foreign exchange impact on U.S. denominated working capital items, at present, a one-cent increase in the value of the Canadian dollar would negatively impact gross profit by approximately $0.3 million. The Company's debt and related interest expense is in U.S. dollars and offsets the U.S. dollar cash flow from operations.

The U.S. dollar interest expense, when combined with U.S. dollar depreciation and amortization expenses, limits the exposure of net earnings to foreign exchange fluctuations. A one-cent increase in the value of the Canadian dollar positively impacts net earnings before tax by approximately $0.2 million.

The Company has self-sustaining operations holding U.S. dollar assets and debt and under present accounting rules in Canada, any fluctuation in the Canadian dollar value against the U.S. dollar is recorded in the foreign currency translation adjustment account that is part of the shareholders' equity on the balance sheet.

Commodity Prices

Industrial chemicals sold by the Company are subject to market price fluctuations. In addition, regional supply and demand imbalances can lead to isolated price erosion. The Company's end-use contracts generally have a "meet or release" provision. As a result, competitive pressure can cause the Company to lower selling prices in order to retain the volume. While the Company attempts to reduce its exposure to market price fluctuations through contracts where commodity price exposure is either shared with or borne entirely by the customer or through contracts which have minimum volume requirements or guaranteed fees, there can be no assurance that the Company will be successful in renegotiating existing contracts or entering into new contracts with such terms.

Labour

Out of a total of 334 employees, the Company has 47 unionized employees at four sites, represented by three unions through three collective agreements. Two collective bargaining agreements were negotiated during 2005 and no work stoppages were incurred as a result of unresolved labour issues. The Company and the unions satisfactorily resolved two formal grievances with one grievance outstanding at year-end. The Collective Bargaining Agreement with the International Union of Operating Engineers in the Company's Prince George plant is set to expire on June 30, 2006. Although the Company has not suffered any loss of production due to work stoppages by its employees in recent years, there can be no assurances that work stoppages or other labour disturbances which may have a material impact on the Company will not occur in the future. Finally, a large number of the Company's suppliers and customers have unionized employees and there can be no assurances that work stoppages or other labour disturbances at the Company's suppliers or customers will not have a material adverse effect on the Company's business.

Environment

Notices and Findings of Violation were issued against the Company by federal regulators in 1998 with respect to the Company's Toledo facility in Oregon, Ohio. The Company is, however, in compliance with the permits issued by the governing body (the State) and although there is a potential for penalties to be assessed against the Company, the Company believes that it is in substantial compliance with environmental laws, regulations and guidelines.

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

Acquisitions

A substantial part of the Company's growth has come through acquisitions. For example, in August 2005, the Company acquired Stablex, a Quebec-based business specializing in inorganic hazardous waste treatment and disposal. The success of acquisitions will depend in part on the Company's ability to overcome significant challenges, including timely, efficient and successful execution of post-acquisition strategies. If the Company fails to meet the challenges involved in integrating the operations of its acquisitions, it may not realize anticipated benefits or synergies of the acquisitions, which could adversely affect operating results.

Future acquisitions may involve debt incurrence, operating losses, dilutive issuances of equity securities and significant cash expenditures, any of which could have a material adverse effect on the Company's business.

Recent and any future acquisitions involve a number of risks, including:

o    The Company's ability to integrate the acquired business;
o    Diversion of management attention;
o    Impairment of goodwill adversely affecting net income;
o The Company's ability to retain the management or other key employees of the acquired business;
o The Company's ability to establish uniform standards, controls, procedures and policies;
o    The Company's ability to retain customers of the acquired companies;
o Exposure to legal claims for activities of the acquired business prior to the acquisition;
o Damage to the Company's reputation as a result of performance or customer satisfaction problems relating to an acquired business; and,
o    The performance of any acquired business could be lower than anticipated.

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

Critical Accounting Policies

The Company's accounting policies, which are disclosed in Significant Accounting Policies note, Note 1 of the audited financial statements, are in accordance with generally accepted accounting principles in Canada and are applied on a consistent basis with the exception of goodwill which was applied prospectively. High-quality financial statements require rigorous application of accounting policies. Management uses judgment in selecting policies for which alternative methods exist and in applying the accounting policies. The policies discussed in Management's Discussion and Analysis, Item 5 of this report, are considered by management to be critical to an understanding of the Company's financial statements because their application places the most significant demands on management's judgment, and financial reporting results rely on estimation about the effect of matters that are inherently uncertain. Specific risks for these critical accounting policies are described in the critical account policies section of the Management, Discussion and Analysis, Item 5 of this report. For all of these policies, management cautions that future events rarely develop exactly as forecasted, and the best estimates routinely require adjustment and these adjustments may have a material impact on the Company's financial condition.

ITEM 4.     INFORMATION ON THE COMPANY

History and Development of the Company
--------------------------------------

Incorporation

Marsulex was amalgamated under the laws of Canada on June 16, 1989 under the Canada Business Corporations Act. On June 16, 1989, Marsulex amended its articles to remove the private company restrictions. On November 19, 1996, Marsulex amended its articles by, among other things, changing the minimum and maximum number of directors, amending the authorized capital and reclassifying certain classes of shares to prepare for a rights offering. Marsulex's registered office and Canadian headquarters is located at 111 Gordon Baker Road, Suite 300, Toronto, Ontario, M2H 3R1, and its telephone number is 416-496-9655. The Company's agent for service in the United States is Mr. Brian Stasiewicz located at Suite 2100, 203 North La Salle, Chicago, Illinois, 60601, and the telephone number is 312-558-1545.

A.   History and Development of the Company
     --------------------------------------

The Company was formed in June 1989 when it acquired certain sulphur businesses and assets from C.I.L. Inc. ("CIL"), a wholly owned subsidiary of ICI plc, a U.K.-based diversified chemical company. In December 1996, the Company completed an initial public offering of its common shares and obtained a listing for its common shares on the Toronto Stock Exchange. CIL entered the sulphur products business in the late 1800s and was a major U.S. marketer of sulphur products. Following the acquisition, management shifted the focus of the Company from marketing sulphur products to providing outsourced environmental compliance solutions. As a result of this shift, the Company modified its contracts with customers to de-emphasize the impact of changes in pricing and demand for industrial chemicals on the Company's financial performance, and increased its percentage of revenues from contracts with guaranteed fees or minimum volume requirements.

The Company also began implementing a strategy of expanding its services and completed the following acquisitions:

o In October 1996, the Company purchased the business and assets of Coulton Chemical Company, L.P., a leading provider of sulphuric acid regeneration services in northern Ohio.
o In June 1997, the Company purchased 65% of Sulconam Inc. (now Marsulex Montreal Inc.), which it increased to 100% in 2002. Based in Montreal, Canada the facility extracts and recovers sulphur from hydrogen sulphide gas sent to the plant by pipeline from the Petro-Canada and Shell Canada oil refineries and converts it into elemental sulphur and sodium bisulphite.
o In September 1997, the Company entered the power generation sector with the acquisition of certain assets of General Electric Environmental Services Inc., providing the Company with a leading market position in air emission control to the global power industry.
o In May 1998 the Company purchased Sulex Inc. ("Sulex") and is the remaining subsidiary purchased as part of the purchase of IT Holding, Inc. and BCT Chemtrade Corporation from Trelleborg, Alberta. Sulex operates two plants on the U.S. west coast - at Long Beach, California and at Mount Vernon, Washington - that process molten sulphur from west coast oil refineries converting it into a solid form for shipment overseas.
o In December 2000, Marsulex acquired the assets of Westaim Corporation's chemicals division that consisted of two Alberta-based chemical manufacturers and distributors of water treatment and industrial chemicals.
o In April 2001, the Company signed definitive agreements to provide environmental services as well as to own and operate a portion of the environmental compliance facilities (the Company's Fort McMurray facility) for Syncrude Canada Ltd.'s ("Syncrude") Upgrader Expansion project ("UE-1") at the Mildred Lake oil sands facility in Alberta. Construction of the Company's portion of the environmental compliance facilities began in 2002 and was completed on schedule in September 2003. The Company continues to maintain the plant in readiness for commissioning and start-up when Syncrude's overall UE-1 project is completed. (See the full discussion in the Property, Plant and Equipment section).
o In July 2001, the Company completed the sale of its sulphur removal assets in eastern North America and of BCT, a subsidiary of the Company, to Chemtrade Logistics Income Fund for gross cash proceeds of $167.2 million before costs of disposition.
o In October 2003, the Company acquired the sulphur products business in Prince George, British Columbia from Duke Energy Gas Transmission for a gross purchase price of $13.4 million financed by the Company through existing cash. The operation was integrated into the Company's Western Markets Group.
o In 2004, the Company began expansion of its Montreal facility. The expansion is expected to increase the facility's capacity by approximately 50% and the existing service agreements have been extended to 2015 from 2010. Construction of the project is scheduled for completion in mid 2006. (See the full discussion in the Property, Plant and Equipment section).
o In August 2005 the Company acquired all of the outstanding shares of the holding company owning Stablex, a Quebec-based business specializing in inorganic hazardous waste treatment and disposal. The purchase price was $71.2 million before acquisition costs of approximately $2.5 million financed through amounts drawn on the new credit facilities entered into by the Company. The operation was integrated into the Company's Industrial Services Group.

B.   Business Overview
     -----------------

The Company

Marsulex is a leading provider of industrial services, primarily environmental compliance solutions for air quality control and industrial hazardous waste streams, and a leading producer and marketer of sulphur-based industrial and water treatment chemicals. The Company's services are provided to a broad base of customers in a wide range of industries. Increasingly stringent environmental compliance regulations create opportunities for Marsulex to apply its core competency of operating small to medium size chemical plants efficiently and safely. In western Canada, Marsulex produces and markets sulphur-based industrial and water treatment chemicals. This range of services meets customer needs and creates long-term value for shareholders.

o Marsulex provides over 20 oil refineries and numerous industrial customers with outsourced solutions for the handling and management of site air emissions and hazardous waste streams from six Marsulex owned and operated facilities in North America.
o Through its Stablex operation Marsulex provides inorganic waste treatment and disposal services to a broad spectrum of industrial customers located in eastern Canada and the north-east U.S.
o Marsulex is a primary supplier of industrial chemicals to more than 15 pulp and paper manufacturers in western Canada and of water treatment chemicals to municipalities and industry throughout Alberta and Saskatchewan. Industrial chemicals are produced at five plants located in western Canada.
o Marsulex's proprietary ammonium scrubbing technology, which has been in commercial operation in the U.S. since 1996, has been installed at the Syncrude coker expansion (UE-1 project) at Mildred Lake, Alberta. Marsulex owns and, upon completion of the UE-1 project, will operate part of the compliance facilities (the Company's Fort McMurray facility).
o Marsulex has one of the world's largest installed bases of wet flue gas desulphurization ("FGD") systems. Marsulex's technology is utilized in 206 units - 153 of them outside of North America. The FGD systems are delivered by licensees in North America and internationally.
o Marsulex provides customers with access to leading edge proprietary technologies and economies of scale and scope.

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

Business Strategy

The Company's core strength is its ability to operate small to medium size plants that require special expertise in handling hazardous materials with a high standard of safety and reliability; plants that may be in geographically dispersed areas; and that provide services that are critical to customers' own operations.

The Company's services are designed to meet customer needs and to provide them with innovative compliance solutions and industrial services that use best available technology, and the Company's demonstrated expertise in compliance processes, site operations, risk management, transportation, by-product removal and marketing to limit or manage environmental exposure at the lowest possible cost. The Company provides skills that may be far removed from customers' core businesses, and also can often achieve economies of scale that customers cannot access on their own.

Two industries where Marsulex has a significant presence are oil refining and power generation. These industries are:

o    Impacted by stringent environmental regulations.
o Capital intensive with sensitivity to reduced costs and improved operating margins.
o Increasingly receptive to outsourcing as a way to maximize investment returns.
o    Viable and have long-term growth prospects.

The acquisition in 2005 of Stablex, which uses a unique technology to treat and stabilize inorganic industrial wastes and contaminated soils, broadened the Company's services and customer base.

Competitive Strengths

As a provider of a range of industrial services, including environmental compliance services, the Company believes it has a number of competitive strengths. Further, the Company believes that given the critical and complex nature of the Company's services, potential new entrants would be disadvantaged as a result of the Company's large installed base of compliance facilities that have been in commercial operation for many years.

Strategically Located Facilities
--------------------------------

The Company's conversion and regeneration facilities provide it with the ability to convert gas, liquid and solid waste streams into useable industrial chemicals. Some of these facilities are located adjacent to, or are connected by pipeline with, certain customers' facilities. The Stablex facility is located outside Montreal, Quebec in an area with a unique geology with 50 to 90 feet of low permeability marine clay atop a layer of sand and gravel and limestone bedrock. The Company also operates several chemical manufacturing facilities in western Canada.

Strong Customer Relationships
-----------------------------

The Company's ability to provide its customers with a total environmental service solution that generally allows them to meet compliance requirements and minimize the cost of environmental compliance has allowed the Company to secure strong and long-standing customer relationships. In the Industrial Services Group the Company's major oil refinery customers include BP, Petro-Canada, Shell Canada Products Limited, Marathon Ashland Petroleum LLC and Sunoco, Inc. The Company or its predecessors have maintained relationships with its major oil refinery customers for an average of approximately 40 years and has established long-term relationships averaging approximately 45 years with its three most significant oil refinery customers. Stablex's customer base of over 1,000 customers covers a broad spectrum of industries and includes leading companies within each sector.

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

The Company's Power Generation Group, one of the world's largest providers of wet FGD systems and services, has developed long-standing relationships with numerous customers in North America and internationally.

Established Contracts
---------------------

Where possible, the Company enters into long-term contracts with its customers related to the provision of services and the removal, distribution and sale of the resulting industrial chemicals. Such contracts are generally two to 17 years in length. The Company usually attempts to structure its contracts such that it receives a guaranteed fee or minimum volume requirements for the services it provides, or it receives payment based on sharing with the customer changes in sales price received from the sale of industrial chemicals or other by-products and/or changes in input costs such as fuel.

The volumes processed by the Industrial Services Group may be affected by the seasonal variation of its customers' activities, generally peaking during the summer. For example, although the volumes processed for the Group's refinery customers may be affected by the market demand and seasonal variations of the refinery products, generally peaking during the summer driving season, the revenues from these customers are largely stable year over year and are somewhat insulated through contractual minimum volume requirements. The Stablex operations are also affected by seasonality as the industrial waste streams processed include site remediation projects where activity generally peaks through the summer months and slows, as the waste materials freeze, in the winter months.

The demand for the Western Markets Group's products may experience seasonal fluctuations. For example, demand from the Group's municipality customers for water treatment chemicals peaks during the spring "run off" and summer seasons.

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

The Company offers its customers outsourced industrial services based on a range of proprietary and non-proprietary technologies. The Company develops or acquires technologies that can be incorporated into compliance service packages that meet customer needs, enabling them to satisfy environmental compliance requirements while lowering or avoiding operating and capital costs.

For example, Stablex uses a unique technology to treat and stabilize inorganic industrial hazardous wastes and contaminated soils. The process consists of making contaminants insoluble in the environment by using a chemical treatment followed by stabilization and solidification processes before disposal of the product in a dedicated secure placement cell. Power Generation's proprietary ammonium and potassium sulphate technologies enable power generators to access the benefits of lower fuel costs. This is achieved through leading-edge technology that attains compliance in excess of existing requirements and produces a saleable by-product of high value while eliminating solid waste disposal. Similarly, the Company's technology utilized by oil refineries to remove and recover sulphur emissions enables them to meet stricter environmental regulations at lower cost and derive more value from the sale of sodium bisulphite, a higher value by-product.

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

Operating Segments

On December 31, 2005, the business segment formerly named Refinery Services was re-named Industrial Services to reflect the broader operations of the segment following the Stablex acquisition. The Company's activities are divided into four reportable segments. The following three segments are operating segments:
Industrial Services (formerly Refinery Services), Western Markets and Power Generation. The fourth segment, Corporate Support, is a non-operating segment that provides centralized services, such as finance, information systems, human resources and risk management to the operating segments.

Industrial Services Group
-------------------------

Marsulex's Industrial Services Group provides some of North America's leading oil companies and industrial customers with innovative outsourced solutions for the handling and management of site air emissions and hazardous waste streams. These services, which are provided from six Marsulex-owned and operated facilities, ensure customers' operations meet environmental compliance regulations reliably and cost effectively.

For oil refineries and chemical companies, Marsulex regenerates alkylation spent acid contaminated during the production of alkylate, a high octane component of gasoline and key to clean fuels programs, processes acid gas (H2S), and captures residual emissions of sulphur dioxide gas (tail gas) from sulphur recovery processes. The Company also converts molten sulphur from oil refineries into prilled sulphur, a granular product suitable for offshore markets.

The Stablex operation uses a unique technology to treat and stabilize inorganic industrial hazardous wastes and contaminated soils. The process consists of making contaminants insoluble in the environment by using a chemical treatment followed by stabilization and solidification processes before disposal of the product in a dedicated secure placement cell.

Western Markets Group
---------------------

The Western Markets Group produces and provides sulphur-enhanced chemicals to industrial customers and supplies alum, a water treatment chemical used by municipalities and other industrial companies for water and wastewater treatment. The primary market for these and other chemicals is western Canada. Western Markets' product range includes sulphuric acid, liquid sulphur dioxide, aluminum sulphate ("alum"), sodium bisulphite, aqua ammonia, carbon disulphide, hydrogen sulphide and sulphur. These products and related services are provided to numerous customers with whom it has maintained long-term relationships that may include multiple products and are often set in multi-year agreements. The chemical products manufactured or marketed by the Industrial Chemicals Group are discussed below.

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

Historically, increases in market demand for sulphuric acid in North America, or unscheduled loss of involuntary production have traditionally been accommodated by adjustments to voluntary production (versus metallurgical), while over-supply has typically been absorbed by the fertilizer industry. Sulphuric acid revenue represented 13.7% of the Company's 2005 revenue (2004 - 15%).

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

Carbon Disulphide. Carbon disulphide is primarily used in the production of xanthates and herbicides. It is also used as a de-waxing agent in the oil and gas industry.

Hydrogen Sulphide. Hydrogen sulphide is primarily used in the nickel refining process.

Power Generation Group
----------------------

The Power Generation Group provides environmental systems and services, primarily air quality compliance, to electric utilities, petrochemical and general industrial customers worldwide that combust sulphur bearing fossil fuels or otherwise create sulphur oxide pollutants in their operating plants' processes. Power Generation's systems and services enable them to cost effectively remove these and other pollutants from their air emissions to meet environmental regulations as well as achieve fuel flexibility and access to the savings of using lower cost, high-sulphur fuels and derive revenues from the sale of by-products such as commercial quality calcium sulphate (gypsum) and ammonium sulphate fertilizer. The Group has one of the largest installed bases of wet FGD systems in the world and offers turnkey solutions through an extensive licensee base.

Revenue by Segment

($000)                         2005                 2004                 2003
--------------------------------------------------------------------------------

Industrial Services          97,274               73,890               71,504
Western Markets              57,192               54,590               54,295
Power Generation             11,990                8,542                9,183
--------------------------------------------------------------------------------
                            166,456              137,022              134,982
================================================================================

Foreign Operations and Geographic Segments

The Company operates primarily in Canada and the United States and revenue is attributed to customers based on the location of the customer.

($000)                         2005                 2004                 2003
--------------------------------------------------------------------------------

Canada                       96,009               76,151               77,052
United States                61,716               58,015               57,881
Other                         8,731                2,856                   49
--------------------------------------------------------------------------------
                            166,456              137,022              134,982
================================================================================

Competition

Marsulex operates in competitive markets, and some of the Company's competitors have economic resources greater than those of the Company and are well established as suppliers to the markets that Marsulex serves.

In Industrial Services, there are six other North American merchant acid regeneration companies specializing in recycling spent acid for oil refineries and chemical manufacturers including E.I. DuPont de Nemours & Co. (DuPont), PVS Chemical Solutions Inc., Peak Chemical LLC (purchased by Chemtrade Logistic Income Fund in August 2005), General Chemical Corporation and Rhodia Inc. Refinery Service's sulphur prilling operation in Long Beach, California, which converts molten sulphur into solid form for shipment overseas, has two main competitors: H.J. Baker & Bros., Inc. and California Sulphur Company. The Group's Stablex operations face competition from Clean Harbors, Inc., Massachusetts; Chemical Waste Management, Inc., Illinois; Heritage Environmental Services, Inc., Indiana; and The Environmental Quality Co., Michigan.

The Western Markets Group operates in a competitive environment and is subject to volume and price volatility risk. For certain products, the group shares end-use product price and volume risk with its supplier. Its major direct competitors include Norfalco Ltd., Teck Cominco Ltd., Border Chemical Company Ltd., ClearTech Industries Inc., as well as alternative products available in the marketplace.

There are two primary competitors for Power Generation's ammonium FGD technology: Airborne Technologies Incorporated and Powerspan Corp., both of which provide emission control technology to the power generation industry. Several competitors also supply other goods and services to the customers of the Power Generation Group including boiler and full power trains. This integrated approach versus the Power Generation Group's `pollution containment only' approach may impact the Company's ability to compete. In addition, the Power Generation Group has competitors providing traditional FGD technology. They include Alstom, Advatech LLC, Babcock & Wilcox Company, Babcock Power, FISIA Babcock Environment Gmbh, Mitsubishi Heavy Industries, Ltd., and Siemens Wheelabrator Air Pollution Control Company Inc.

Several of the Company's niche services and products are sold into select markets. There can be no assurance, however, that these markets will not attract additional competitors that could have greater financial, technological, manufacturing and marketing resources than Marsulex.

Environment

The Company has a comprehensive policy on the environment directed towards minimizing the environmental impact of all its activities. Application of, and adherence to, the policy is regularly reviewed through environmental assessments, including independent reviews of its assets and operations. In 2005, the Company conducted internal assessments at select facilities to verify the presence and effectiveness of its management systems. The Company also undergoes periodic external assessment of its management systems and practices in accordance with the Reverification Protocol of the Canadian Chemical Producers' Association's Responsible Care(R) initiative. Conducted approximately every three years after the initial verification of Responsible Care-In-Place, Reverification involves assessment by an independent team made up of knowledgeable industry experts, a representative of the community at large and representatives of the communities in which the Company operates.

The Company's Montreal facility was one of four Quebec organizations honoured to receive the 2004 EcoGESte Award for controlling and reducing greenhouse gas emissions. Presented by Environnement Quebec in the Small and Mid-sized Business category, the facility was recognized for its reduction in greenhouse gas emissions and energy efficiency improvements.

The Environmental, Health & Safety Committee of the Board of Directors meets regularly to, among other things; review the Company's performance against the Company's environmental, health, safety and training policies and practices. The Committee also works with management to prioritize capital expenditures related to environmental risk management and regulatory compliance.

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

In the opinion of management, environmental compliance costs and penalties for both the Cairo and Toledo facilities, if imposed by federal regulators, will not have a material adverse effect on the financial position of the Company, provided the Company is successful in prosecuting indemnity claims from the entity from which it purchased the facilities, and that sufficient monies are available to fund those indemnity obligations.

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

The Company was disappointed with its safety performance in 2005, when benchmarked against Total Recordable Injuries. However, such setbacks are viewed to be temporary and not unusual as a company acquires new facilities, which may not be accustomed to the Recordable standard to which Marsulex measures. Management is confident it can return to the performance levels previously enjoyed as it continues its pursuit of excellence in safety.

As a member of the Canadian Chemical Producers' Association since the Company's inception, Marsulex annually re-affirms its commitment to the ethic of Responsible Care(R). Through its Codes of Practice and the Company's EH&S Management Systems, the Company continues to improve its overall performance in the responsible management of its activities and forms valuable relationships with its communities and stakeholders. The Marsulex Toledo, Ohio facility was recognized by the Ohio Chemistry Technology Council (OCTC) and received the OCTC 2005 Excellence in Environmental, Health, Safety and Security Performance Award for its continued improvement in these areas.

C.   Organizational Structure - Subsidiaries
     ---------------------------------------

As at March 15, 2006, TD Capital Canadian Private Equity Partners Fund ("TD Capital"), a Toronto-Dominion Bank fund, owned, directly or indirectly, 56.3% of the Company's outstanding shares. The following list sets forth the wholly owned subsidiaries, whether directly or indirectly, of Marsulex, as at December 31, 2005, and their jurisdiction of incorporation:

Company                                                             Jurisdiction
-------                                                             ------------

Marsulex Montreal Inc.                                              Canada
Marsulex Environmental Technologies Corporation                     Delaware
Sulex Inc.                                                          California
Marsol Canada Corporation                                           Canada
Marsulex Refinery Environmental Services, Inc.                      Delaware
Soucar Enterprises, LLC                                             Delaware
Investis U.S., Inc.                                                 Delaware
IT Holding, Inc.                                                    Delaware
Marsulex Environmental Technologies, LLC                            Delaware
Marsulex U.S. Partnership                                           Delaware
Marsulex Nova Scotia ULC                                            Canada
Marsulex U.S. Holdings, LLC                                         Delaware
4086554 Canada Inc.                                                 Canada
Gulfstream TLC, Inc.                                                Delaware
Stablex Canada                                                      Canada
Seaway TLC Inc.                                                     Canada

D.   Property, Plant and Equipment
     -----------------------------

Distribution and Facilities

Industrial Services and Manufacturing: The Company's industrial services facilities provide it with the ability to process sulphur by-product streams. In addition, the Company can also voluntarily produce a variety of industrial chemicals at its manufacturing facilities, including sulphuric acid, liquid sulphur dioxide and alum.

The following table lists the current location and products handled at each of the conversion, manufacturing, storage and transfer facilities:

                                             Square    Capacity     Capacity
   Facilities            Location           Footage    Utilization  Tons/Year    Ownership        Services & Products
-----------------------------------------------------------------------------------------------------------------------------
Industrial         Montreal, Quebec          89,000        70% (1)     54,750     Owned      Hydrogen Sulphide Processing
  Service
  Facilities
                   Toledo, Ohio             115,000        90% (1)    300,000   Land Lease   Spent Acid Regeneration,
                                                                                              Hydrogen Sulphide Processing
                   Long Beach,               29,079        70% (1)    200,000   Land Lease   Sulphur Prilling
                     California
                   Mount Vernon,            204,450        70% (1)    130,000   Land Lease   Sulphur Prilling
                     Washington
                   Whiting, Indiana          29,000        --              --   Land Lease   Redundant Tail Gas Processing
                   Fort McMurray,            66,000        --         109,000   Land Lease   After start-up and commissioning
                     Alberta                                                                  will produce Ammonium Sulphate
                                                                                              Fertilizer
                   Blainville, Quebec       108,468        86%        175,000     Owned      Treatment and disposal of
                                                                                              inorganic hazardous waste

Manufacturing      Calgary, Alberta           9,360        70%         16,500     Owned      Aluminum Sulphate (Alum)
  Facilities
                   Fort Saskatchewan,        72,500        85%         38,000     Owned      Alum and Sodium Bisulphite
                     Alberta                                          /14,000
                   Fort Saskatchewan,        38,000        95%          7,300     Owned      Carbon Disulphide and Hydrogen
                     Alberta                                                                  Sulphide
                   Saskatoon,                11,050        70%         28,000     Owned      Alum
                     Saskatchewan
                   Prince George,           266,000        95%        103,827   Land Lease   Acid, SO2
                     British Columbia
                   Prince George,           177,300        30%         10,800   Land Lease   Aluminum Sulphate (Alum)
                     British Columbia

Customer Service   Calgary, Alberta           1,000         -                     Owned      Sulphuric Acid and Alum
  Storage Centres
                   Fort Saskatchewan,         3,500         -                     Owned      Sulphuric Acid, Aqueous Ammonia
                     Alberta                                                                  and Alum

Office Locations   Toronto, Ontario           9,334                               Lease      Corporate Head Office
                   Chicago, Illinois            374                               Lease      U.S. Head Office and Sales Office
                   Toledo, Ohio               1,915                               Lease      U.S. Plant Management Office
                   Lebanon, Pennsylvania     16,900                               Lease      Power Generation Office

(1) Generally capacity is under contract. The percent utilization can vary; the amount represents approximated contracted capacity.

Construction of the Company's portion of the environmental compliance facilities at Syncrude's Upgrader Expansion project (UE-1) was completed during the third quarter of 2003. Marsulex has been maintaining the plant in readiness for commissioning and start-up when Syncrude's overall UE-1 project is completed. During 2005 the Company completed its fixed price commitment totaling $32.5 million including approved change orders, to purchase equipment and services relating to the construction of its Fort McMurray facility that began earning revenues at the beginning of 2005. At December 31, 2005, the Company had spent $55.6 million compared to the total budget of $56.6 million.

The Company entered into agreements with Petro-Canada and Shell Canada Products for the expansion of its Montreal facility that would increase the facilities capacity by approximately 50%. Construction of the project is scheduled for completion in mid 2006. Purchase commitments relating to the Company's expansion of the Montreal facility at the end of December 31, 2005 were $51.8 million. To the end of December 31, 2005, $45.6 million (2003 - $3.9 million) has been recorded as part of facilities under construction in property, plant and equipment.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

The Company has no unresolved comments regarding its periodic reports under the Exchange Act.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management's Discussion & Analysis

Management's Discussion and Analysis of the Company's operating results and consolidated cash flows for the 3-year period ended December 31, 2005, liquidity and capital resources, risks and uncertainties, and critical accounting policies are incorporated by reference herein and are attached as exhibit 5.1 hereto.

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

---------------------------------------------------------------------------------------------------------------------------
                                                                       Position with                     Date of
             Name                         Residence                       Company                       Appointment
---------------------------------------------------------------------------------------------------------------------------
Roderick F. Barrett                   Toronto, Ontario                    Director                     April, 1993
---------------------------------------------------------------------------------------------------------------------------
William A. Lambert                    Toronto, Ontario                    Director                    February, 2002
---------------------------------------------------------------------------------------------------------------------------
Ian M. Matheson                       Oakville, Ontario                   Director                    October, 1989
---------------------------------------------------------------------------------------------------------------------------
David S. McCann                       Toronto, Ontario                    Director                    February, 2002
---------------------------------------------------------------------------------------------------------------------------
John A. Rogers                        Toronto, Ontario                    Director                    November, 1996
---------------------------------------------------------------------------------------------------------------------------
William C. Stevens                    Toronto, Ontario                    Director                     March, 2004
---------------------------------------------------------------------------------------------------------------------------
Lee C. Stewart                       Weston, Connecticut                  Director                   September, 2000
---------------------------------------------------------------------------------------------------------------------------
Robert L. Yohe                     Bonita Springs, Florida                Director                    November, 1996
---------------------------------------------------------------------------------------------------------------------------
Laurie Tugman                       Mississauga, Ontario               President and                   August, 1994
                                                                  Chief Executive Officer
---------------------------------------------------------------------------------------------------------------------------
Edward R. (Ted) Irwin               Mississauga, Ontario          Chief Financial Officer            September, 2001
---------------------------------------------------------------------------------------------------------------------------
Robert H. Cardell                  Washington, New Jersey        Vice President and General           December, 2001
                                                                 Manager, Power Generation
---------------------------------------------------------------------------------------------------------------------------
Doug Osborne                          Edmonton, Alberta       Vice President, Western Markets           May, 1989
---------------------------------------------------------------------------------------------------------------------------
Brian Stasiewicz                      Chicago, Illinois           Vice President, Refinery              May, 1989
                                                                          Services
---------------------------------------------------------------------------------------------------------------------------
Judith George                          Milton, Ontario              Corporate Secretary               October, 1996
---------------------------------------------------------------------------------------------------------------------------

Directors

The members of the Board of Directors are listed below:

Roderick F. Barrett. Mr. Barrett is Managing Partner, Stikeman Elliott LLP, Barristers & Solicitors and has acted as corporate counsel to Marsulex since its inception. He also serves on the boards of a number of private companies.

William A. Lambert. Mr. Lambert is a Partner of Birch Hill Equity Partners, a private equity fund raised in August 2005 by the former principals of TD Capital Canadian Private Equity Partners. Mr. Lambert previously held the position of Managing Director of TD Capital, the private equity arm of The Toronto-Dominion

Bank. He has over 12 years experience in merchant banking and investing and 10 years experience in consulting and plant engineering. Mr. Lambert received his M.B.A. from York University and his B.S. degree in Electrical Engineering from Massachusetts Institute of Technology. He serves on the boards of a number of private companies.

Ian M. Matheson. Mr. Matheson is Chief Consulting Officer, Risk Management Consultants of Canada Limited. He has been a director of Marsulex since its inception. He has also held senior management positions with, and been an advisor to, major corporations and financial institutions in the United States and Canada. He is a director of Aon Reed Stenhouse Inc., a subsidiary of Aon Corporation, a member of the Advisory Board of First Canadian Title Company Limited, a subsidiary of The First American Corporation, and serves on other boards in the insurance, financial services, manufacturing and health care sectors.

David S. McCann. Mr. McCann is a Partner of Birch Hill Equity Partners, a private equity fund raised in August 2005 by the former principals of TD Capital Canadian Private Equity Partners. Mr. McCann previously held the position of Managing Director of TD Capital, the private equity arm of The Toronto-Dominion Bank. He has over 15 years experience in merchant and investment banking in the U.S. and Canada. He serves on the boards of a number of private companies.

John A. Rogers. Mr. Rogers retired from the position of President and CEO of MDS Inc. in June 2005. He had held that position since March 1996, and prior to that had held increasingly senior positions with MDS since 1973. Mr. Rogers was a member of the Board of Directors of MDS from 1991 to 2005. He is a Chartered Accountant and also serves on the boards of several other organizations.

William C. Stevens. Mr. Stevens is a Principal of Birch Hill Equity Partners, a private equity fund raised in August 2005 by the former principals of TD Capital Canadian Private Equity Partners. Mr. Stevens previously held the position of Vice President and Director of TD Capital, the private equity arm of The Toronto-Dominion Bank. He has over 10 years experience in investment banking and private equity investing. He serves on the boards of a number of private companies.

Lee C. Stewart. Mr. Stewart is a private financial consultant. Mr. Stewart has over 22 years experience as an investment banker followed by such positions as Vice President with Union Carbide Corporation, and Executive Vice President and Chief Financial Officer of Foamex, Inc. Additionally, he is a director of AEP Industries, P.H. Glatfelter & Company, International Transmission Company, and on the Advisory Board of Daniel Stewart & Company.

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

Management Team

Laurie A. Tugman, President and Chief Executive Officer. Mr. Tugman joined Marsulex in August 1994 as Vice President Finance & Chief Financial Officer and held the positions of Executive Vice President and Chief Financial Officer and Chief Operating Officer prior to his promotion to President and Chief Executive Officer in November of 2004. From 1990 to 1994, he was Vice President, Finance, and Chief Financial Officer, of a mine contracting, and engineering company. Mr. Tugman has over 20 years experience in financial and operational management in the waste management and oil and gas industries.

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

Doug Osborne, Vice President, Western Markets. Mr. Osborne has been with Marsulex since its inception in 1989 and has held a variety of commercial positions of increasing responsibility in product management, sales and business management. Prior to this he held various technical and commercial positions with CIL based in North York, Ontario.

Brian E. Stasiewicz, Vice President, Refinery Services. Mr. Stasiewicz has been with the Company since its inception in 1989 and joined CIL in 1983. He served in various regional and corporate sales positions.

Judith George, Corporate Secretary. Ms. George is the General Counsel of Birch Hill Equity Partners, a private equity fund raised in August 2005 by the former principals of TD Capital. Previously, she was the Vice President, Legal and Compliance of TD Capital Group, the private equity arm of the Toronto-Dominion Bank, and the Corporate Secretary of the Harrowston group of companies, which were acquired by TD Capital in July 2001. Ms. George has served as the Corporate Secretary of the Company since October 1996.

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

C.   Board Practices
     ---------------

The Mandate of the Marsulex Board is consistent with the TSX's requirement that a board assume responsibility for the stewardship of a corporation. The Company's Mandate is reviewed annually and includes the following responsibilities:

     (a) adopt and periodically thereafter reassess the strategic plan for the Corporation;
     (b) identify the principal risks associated with the Corporation's business and review the implementation of appropriate systems to manage those risks;
     (c) assess the effectiveness of senior management in carrying out corporate strategy by monitoring regular evaluations, management development programs and succession planning;
     (d) adopt and review for effectiveness, a regulatory communications policy for the Corporation; and
     (e) review the internal control and management information systems adopted by the Corporation are appropriate given the nature of the Corporation's enterprise.

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

Robert Yohe (Chair)
David McCann
Lee Stewart

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

John Rogers (Chair)
Lee Stewart
Robert Yohe

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

Roderick Barrett (Chair)
John Rogers
Robert Yohe

D.   Employees
     ---------

The Company had 334 employees, including 260 in Canada and 74 in the U.S. at December 31, 2005 (2004 - 186 employees; 2003 - 180 employees). The increase over 2004 primarily relates to the Stablex acquisition in August 2005.

The Company has 47 unionized employees at four sites, represented by three unions through three collective agreements. The Collective Bargaining Agreement with the Communications, Energy and Paperworkers Union at the Company's Fort Saskatchewan Sulphides plant, which expired March 31, 2005, was successfully renegotiated, and no work stoppages occurred in 2005 as a result of unresolved labour issues. The Company also negotiated its first collective agreement with the Communications, Energy and Paperworkers Union at its Fort Saskatchewan Customer Service Centre effective April 4, 2005.

The Company satisfactorily resolved two formal grievances with its unions and one grievance remained outstanding at the end of 2005.

The Collective Bargaining Agreement with the International Union of Operating Engineers in the Company's Prince George plant is set to expire on June 30, 2006.

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

E.   Share Ownership
     ---------------

To the knowledge of Marsulex as of March 15, 2006, the directors and senior management of Marsulex in aggregate beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of 903,912 shares of Marsulex, representing approximately 2.7% of the issued and outstanding common shares of Marsulex.

The following table lists the individuals who are Directors or Officers of the Company who own 1% or more of the outstanding shares of the Company, calculated as if options were exercised and shares issued:

                 # of Shares    # of Options    % of Total
                                                Outstanding     Restricted Share
                                                  Shares        Units Granted(1)
--------------------------------------------------------------------------------

Laurie Tugman         12,500         327,250           1.0%              62,435

1. Pursuant to the Performance Share Unit Plan, as described in Company's Management Information Circular which was filed with the Ontario Securities Commission, and is attached as exhibit 5.2 hereto.

The exercise price of the above stock options range from $2.23 to $8.80 and have a weighted average price of $3.79. The options outstanding have expiry dates ranging from August 11, 2007 to February 27, 2012, with a weighted average remaining contractual life of 3.79 years.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders
     ------------------

The following table sets forth, as of March 15, 2006, information with respect to any person who is known to the Company to beneficially own, directly or indirectly, or to exercise control or direction over more than 10% of the voting rights attached to any class of the voting securities of the Company and the total amount of voting rights attached to any class of the voting securities owned by the officers and directors as a group. The shareholders listed below do not have voting rights different from other shareholders. The jurisdiction in which the Company is incorporated does not require disclosure by shareholders that are the beneficial owners of between 5% and 10%, hence this information is not available. On March 15, 2006, there were 32,599,898 common shares outstanding.

-------------------------------------------------------------------------
                                                   March 15, 2006 (1)
                                                   ------------------

                                                     Amount      % per
Title of Class       Shareholder                     Owned       notes
-------------------------------------------------------------------------

Common shares        TD Capital (1)               18,364,279    56.33%
                     AIM Funds Management Inc
                      (Canada) (2)                 3,321,900    10.18%
                     Howson Tattersall
                      Investment Cousel            3,394,086    10.41%
                      Limited (3)
Common shares        Directors and Senior
                      Management as a group          903,812     2.68%
                      (4,5)
-------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
                                                     Year-End 2005(1)          Year-End 2004             Year-End 2003
                                                     ----------------          --------------            -------------

                                                     Amount       % per      Amount        % per      Amount        % per
Title of Class       Shareholder                     Owned        notes      Owned         notes       Owned        notes
---------------------------------------------------------------------------------------------------------------------------
Common shares        TD Capital (1)               18,364,279     56.66%    18,364,279     57.93%    18,631,779     58.8%
Common shares        AIM Funds Management Inc.
                      (Canada) (2)                 3,321,900     10.25%            --        --             --       --
                     Howson Tattersall
                      Investment Cousel                   --        --             --        --      3,411,283     10.76%
                      Limited (3)
Common shares        Directors and Senior
                      Management as a group          903,812     2.68%        894,492     2.82%      1,853,522     5.49%
                      (4)(,)(5)
---------------------------------------------------------------------------------------------------------------------------

1. TD Capital Canadian Private Equity Partners, a fund established by The Toronto-Dominion Bank. Calculated on shares outstanding and issued (March 15, 2006 - 32,599,898; December 31, 2005 - 32,409,898).
2. Based on publicly available information filed by AIM Funds Management Inc (Canada) on October 7, 2005 under Ontario securities law. Calculated on shares outstanding and issued (March 15, 2006 - 32,599,898; December 31, 2005 - 32,409,898).
3. Based on publicly-available information filed by Howson Tattersall Investment Counsel Limited under Ontario Securities law: ownership fell below 10% for 2004 and 2005, and was increased as of January 31, 2006 (March 15 2006 - 32,599,898, December 31, 2005 - 32,409,898)
4. Includes common shares issuable upon the exercise of all options held by the group.
5.   Calculated as if options were exercised and shares issued.

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

As of March 15, 2006, there were approximately 24 registered shareholders of the Company having registered addresses in the United States, holding approximately 100,900 common shares, or 3.1% of the Company's 32,599,898 outstanding common shares. The computation of the number and percentage of common shares held in the United States is based upon the number of registered shareholders with U.S. addresses and do not necessarily reflect the address of the beneficial shareholder.

B.   Related Party Transactions
     --------------------------
Material Transactions

The Company and TD Capital are parties to a management services agreement (the "Management Services Agreement") pursuant to which TD Capital provides certain management and other services to the Company, including strategic advice and advisory services regarding capital transactions. The fee for such services was $350,000 annually commencing in 2001 and, pursuant to the Management Services Agreement, has been adjusted annually for inflation each year. Either party may terminate the Management Services Agreement at any time upon thirty days notice. The registered head office of TD Capital is 66 Wellington Street, 12th Floor, Toronto, Ontario, M5K 1A2.

Certain of the Company's directors hold senior positions with firms that provided services to the Company and during 2005 the Company incurred fees for services provided by those firms of $4.9 million (2004 - $3.9 million; 2003 - $3.4 million). During January and February 2006, the Company incurred $0.2 million in fees from these firms.

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

B.   Significant Changes
     -------------------

See Item 4. - "History and Development of the Company", for significant changes since December 31, 2005.

Litigation

The Company is currently involved in proceedings with federal regulators in the United States with regards to certain liabilities with its plant in Toledo, Ohio. The Company has also indemnified Chemtrade Logistics Inc. for Notices and Finding of Violations relating to the Cairo, Ohio plant as discussed in "Item 3 Key Information- Risk Factors - Environment".

On August 15, 2005 the Company brought a legal proceeding against Chemtrade Logistics Income Fund and Chemtrade Logistics Inc. (collectively, "Chemtrade"). In the Company's statement of claim, it alleges that Chemtrade's recent acquisition of Peak Sulfur, Inc. and Peak Chemical, LLC breaches a non-competition agreement between the Company and Chemtrade entered into at the time of Chemtrade's initial public offering in July 2001. The statement of claim also alleges that Chemtrade is in breach of a service agreement with respect to pooling its insurance requirement with those of the Company in order to obtain favourable insurance coverage and premiums. The Company's action also sought certain declarations that a number of agreements entered into between the parties were no longer of any force or effect as a result of Chemtrade's breaches of the non-competition agreement. The Company is seeking damages for the alleged breaches of contract in the amount of $72.8 million, as well as other relief.

On September 27, 2005 the Company received a statement of defense and counterclaim from Chemtrade. The statement of defense from Chemtrade denies that it has breached the non-competition agreement or the service agreement. The counterclaim by Chemtrade seeks declarations that the Company has breached a number of agreements, including a non-competition agreement entered into by the Company in favour of Chemtrade, damages of up to $20.0 million for the alleged breach by the Company of those agreements and injunctions against further breaches of such agreements or damages of up to $67.8 million in lieu of injunctions, along with punitive or exemplary damages, interest and costs. The counterclaim alternatively seeks the return of alleged consideration of $30.6 million paid to the Company if a court finds that the agreements entered into between the parties are no longer of any force or effect and the Company is relieved of its obligations under those agreements. Management of the Company regards Chemtrade's claim to be without merit.

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

ITEM 9.     THE OFFER AND LISTING

Common Shares

The common shares of the Company are traded on The Toronto Stock Exchange in Canada under the symbol "MLX". The following table sets forth the reported high and low prices of the outstanding common shares on The Toronto Stock Exchange for the periods indicated:

--------------------------------------------------------------------------------
Period                                               High              Low
================================================================================

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Year Ended 2001                                  $   4.15         $   1.85
--------------------------------------------------------------------------------
Year Ended 2002                                      5.00             3.00
--------------------------------------------------------------------------------
Year Ended 2003                                      5.20             3.00
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
First quarter ended March 31, 2004                   6.25             4.50
--------------------------------------------------------------------------------
Second quarter ended June 30, 2004                   6.00             5.00
--------------------------------------------------------------------------------
Third quarter ended September 30, 2004               6.00             4.70
--------------------------------------------------------------------------------
Fourth quarter ended December 31, 2004               7.69             5.65
--------------------------------------------------------------------------------
Year Ended 2004                                      7.69             4.50
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
First quarter ended March 31, 2005                   7.60             6.00
--------------------------------------------------------------------------------
Second quarter ended June 30, 2005                   7.50             6.85
--------------------------------------------------------------------------------
Third quarter ended September 30, 2005               8.50             7.05
--------------------------------------------------------------------------------
Fourth quarter ended December 31, 2005               8.20             7.18
--------------------------------------------------------------------------------
Year Ended 2005                                      8.50             6.00
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Month Ended September 30, 2005                       8.40             7.73
--------------------------------------------------------------------------------
Month Ended October 31, 2005                         8.20             7.18
--------------------------------------------------------------------------------
Month Ended November 30, 2005                        8.10             7.50
--------------------------------------------------------------------------------
Month Ended December 31, 2005                        8.00             7.50
--------------------------------------------------------------------------------
Month Ended January 31, 2006                         7.90             7.50
--------------------------------------------------------------------------------
Month Ended February 28, 2006                        8.15             7.50
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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

Share Rights

As of March 15, 2006, the capital stock of the Company consists of four classes of authorized shares:

1. unlimited senior preference shares, no par value;
2. unlimited junior preference shares, no par value;
3. unlimited convertible shares, non-voting, no par value; and
4. unlimited common shares, no par value.

Of these four classes, the following are issued and fully paid:

1. nil convertible shares; and
2. 32,599,898 common shares.

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

Modification of Share Rights

Pursuant to the CBCA, the members of the Company may, by special resolution (defined as described above -Directors' Matters), and by otherwise complying with the Articles and Bylaws of the Company, vary or abrogate any special rights or restrictions attached to any shares, whether issued or unissued.

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

C.   Material Contracts
     ------------------

Credit Agreement

On August 16, 2005, Marsulex entered into a $100 million credit agreement with a syndicate of banks. The agreement provides for an $80 million Senior Secured Term Loan and a $20 million Revolving Credit Facility with the facilities carrying variable rates of interest and is secured by the assets of Marsulex. All of the loans under this arrangement mature on June 15, 2008. At the time of the acquisition of Stablex $70 million of the Senior Secured Term Loan was drawn to fund the purchase of Stablex. The remaining $10 million of the Term Loan remains undrawn at the end of the year and is available for general corporate purposes until August 16, 2006, after which undrawn amounts will be cancelled. The Revolving Credit Facility has been established for general corporate purposes and remained undrawn at the end of the year. The term loan can be drawn as LIBOR and Bankers' Acceptance loans with margins ranging from 150 to 275 basis points and prime rate loans with margins ranging from 50 to 175 basis points. A portion of the Senior Secured Term Facility is denominated in U.S. dollars and has been translated into Canadian dollars at rates in effect at the balance sheet date. Interest is paid monthly with quarterly mandatory principal repayments for the term loan beginning on September 30, 2007 of $6.7 million.

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

H.   Documents on Display
     --------------------

The Company is subject to certain of the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, has and will file reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information filed with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at 100F Street, N.E. Washington, D.C. 20549. Copies of such material can also be obtained from the principal office of the Commission at 100F Street, N.E., Washington, D.C. 20549 at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an Internet site, www.sec.gov, which contains reports and other information regarding companies that file with the SEC.

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

Interest Rate Risk

The interest rate on the Company's Senior Subordinated Notes and the Long-term Loan are fixed under contractual agreements and bear interest of 9.625% and 7.3% per annum respectively.

The following table demonstrates the maturity of the Company's fixed rate debt:

===========================================================================================================================
(In thousands of dollars)           2006         2007         2008         2009        2010       Thereafter      Total
---------------------------------------------------------------------------------------------------------------------------
9.625% Senior Subordinated
  Notes (1)                           --           --      70,848             --         --                --      70,848
7.3% Long-Term Loan (2)            1,641        1,765       1,898          2,040      2,195            28,935      38,474

Weighted average for Senior
  Subordinated Notes and
  Long-Term Loan                     8.8%         8.8%        8.1%           7.3%       7.3%              7.3%

===========================================================================================================================

     1. The Senior Subordinated Notes are denominated in US dollars and converted at the December 31, 2005 closing rate of 1.1659. The Notes mature on June 28, 2008 and are redeemable at the option of the Company at specified redemption premiums. Interest is paid on June 30 and December 31 of each year until maturity.
     2. On June 5, 2003, a wholly owned subsidiary of the Company entered into a Long-term Loan agreement to finance the construction of the Fort McMurray facility which is secured by the subsidiary's assets. The Company provides a general guarantee until the successful start-up of the facility as defined in the loan agreement at which time the general guarantee will be released and the loan will be secured by the subsidiary's assets. If, after the successful start-up of the facility, the subsidiary fails to perform its operating obligations, the Company will become responsible for the operation of the facility and as a result the servicing of the debt. The loan bears interest at a fixed rate of 7.3% per annum with monthly repayments of principal, which commenced in January 2005, due over 15 years.
     3. Interest on U.S. denominated loans is calculated using the December 31, 2005 closing rate of 1.1659.

The Senior Secured Term Loan, maturing in 2008 is subject to near term interest rate fluctuations as interest is variable. The loan can be drawn as LIBOR, Bankers' Acceptance and prime loans with margins ranging from 150 to 275 basis points and prime rate loans with margins ranging from 50 to 175 basis points. A 1% decrease in Libor, Bankers Acceptances and prime rate would reduce the Company's interest payments by US$150,000, $515,000 and $5,000 respectively.

The following table demonstrates the maturity of the Company's variable rate debt:

===========================================================================================================================
(In thousands of dollars)           2006         2007         2008         2009        2010       Thereafter      Total
---------------------------------------------------------------------------------------------------------------------------
Senior Secured Term Loan (1)          --       13,340       56,105           --          --               --      69,445

===========================================================================================================================

     1. On August 16, 2005, Marsulex completed a $100 million senior secured credit facility with a syndicate of banks. The facility provides for an $80 million Senior Secured Term Loan and a $20 million Revolving Credit Facility carrying variable rates of interest and secured by the assets of Marsulex Inc. and its subsidiaries. All of the loans under this arrangement mature on June 15, 2008. At December 31, 2005 the loans carried the following rates of interest:
             US LIBOR loan (U.S. $15 million) (4.37%) plus 250 basis points
             Cdn. Bankers' Acceptance loan - (3.40%) plus 250 basis points
             Cdn. Prime rate loan - (5.00%) plus 150 basis points
     2. Interest on U.S. denominated loans is calculated using the December 31, 2005 closing rate of 1.1659.

Foreign Currency Risk

The following table provides the percentage of Marsulex's revenues that were denominated in U.S. dollars.

                                          2005             2004             2003
--------------------------------------------------------------------------------

                                         42.3%            44.5%            42.9%
================================================================================

Historically, Marsulex has offset the foreign exchange fluctuations associated with the transaction of its U.S. dollar cash flow largely by financing its business with U.S. dollar debt.

A one-cent increase in the value of the Canadian dollar on its U.S. dollar denominated operations has the following impact:


($ thousands)                                                                    2005             2004             2003
---------------------------------------------------------------------------------------------------------------------------
Gross margin                                                                  $  (278)        $   (267)        $   (332)
SGA costs                                                                          62               68               91
---------------------------------------------------------------------------------------------------------------------------
Earnings from operations before the undernoted                                $  (216)        $   (199)        $   (241)
Foreign exchange on Senior Secured Loan                                           206               --               --
Depreciation and amortization of deferred charges and intangible assets           156              153              164
Net interest expense                                                               86               98              113
---------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes (1)                                                  232               52               36

===========================================================================================================================

1. This excludes the foreign exchange impact on translation of US denominated monetary assets and liabilities

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

                                         2005             2004             2003
--------------------------------------------------------------------------------
Fee-based                               50.3%            46.7%            43.6%
Risk-sharing                            10.5%            12.3%            12.9%
================================================================================

For the contracts that are subject to commodity price fluctuations, a one dollar change in price would result in an approximate 1.04% change in gross profit.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Information not required for an annual report.

                                     PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUINCIES

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The Company's debt facility limits the payment of dividends.

ITEM 15.    CONTROLS AND PROCEDURES

A.   Disclosure Controls and Procedures
     ----------------------------------

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

B.   Change in Internal Control Over Financial Reporting
     ---------------------------------------------------
There have not been any significant changes in the Company's internal control over financial reporting that have occurred during the fiscal period ended December 31, 2005 and that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

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

In 2005, the Audit Committee of the Company approved all audit related, tax services and other non-audit services performed by the Company's auditors.

Fees during the fiscal year ended December 31         2005                 2004
--------------------------------------------------------------------------------
Audit Fees                                         528,000              369,570
Audit Related Fees                                  11,000               21,950
Tax Service Fees                                   128,500              127,000
Other Fees                                              --                4,850
--------------------------------------------------------------------------------
Total                                              667,500              523,370
================================================================================

Audit Fees
----------

The aggregate fees billed by KPMG LLP (the "Outside Auditors"), the Company's principal accountant, for the fiscal years ended December 31, 2005 and 2004 are for professional services rendered by the Outside Auditors for the audit of the Company's annual and quarterly financial statements or services that are normally provided by the Outside Auditors in connection with statutory and regulatory filings or engagements.

Audit-Related Fees
------------------

The aggregate fees billed by the Outside Auditors for the fiscal years ended December 31, 2005 and 2004, for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported above as audit fees. Professional services provided included the review of the Company's pension plans.

Tax Fees
--------

The aggregate fees billed by the Outside Auditors for the fiscal years ended December 31, 2005 and 2004, for professional services rendered by it for tax compliance, tax advice, tax planning and other services. Tax services provided included tax advisory services and review and filing of the Company's annual income tax returns.

All Other Fees
--------------

The aggregate fees billed by the Outside Auditors for the fiscal years ended December 31, 2005 and 2004 respectively, for products and services provided by the Outside Auditors, other than the services reported in the preceding three paragraphs. These services included SOX advisory and due diligence services.

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


Marsulex Inc. Consolidated Financial Statements                                                                Page
---------------------------------------------------------------------------------------------------------------------
Management's Responsibilities for Financial Reporting                                                          FS-1
Report of Independent Registered Public Accounting Firm                                                        FS-2
Consolidated Balance Sheets at December 31, 2005 and 2004                                                      FS-3
Consolidated Statements of Operations for the years ended December 31, 2005, 2004 and 2003                     FS-4
Consolidated Statements of Retained Earnings for the years ended December 31, 2005, 2004 and 2003              FS-4
Consolidated Statement of Cash Flows for the years ended December 31, 2005, 2004 and 2003                      FS-5
Notes to the Consolidated Financial Statements                                                                 FS-6

ITEM 18.    FINANCIAL STATEMENTS

The Company has elected to provide financial statements in accordance with Item 17 in lieu of responding to this item.

ITEM 19.    EXHIBITS

---------------------------------------------------------------------------------------------------------------------------
   Exhibit Number      Description
---------------------------------------------------------------------------------------------------------------------------
         1.1           Articles of Incorporation of the Company(1)
---------------------------------------------------------------------------------------------------------------------------
         1.2           By-laws of the Company(1)
---------------------------------------------------------------------------------------------------------------------------
         2.1           Indenture  between  Marsulex  Inc. and the Bank of Nova Scotia Trust  Company of New York for up to
                       US$155,000,000 in 9-5/8% Senior Subordinated Notes(2)
---------------------------------------------------------------------------------------------------------------------------
         4.2           Amended and Restated Asset and Share Purchase Agreement(3)
---------------------------------------------------------------------------------------------------------------------------
         4.3           Amended and Restated Share and Debt Purchase Agreement(3)
---------------------------------------------------------------------------------------------------------------------------
         4.4           Share Purchase Agreement (Shares of Sulconam Inc.)(4)
---------------------------------------------------------------------------------------------------------------------------
         4.5           Loan Agreement(5)
---------------------------------------------------------------------------------------------------------------------------
         4.6           Settlement Agreement with former CEO(6)
---------------------------------------------------------------------------------------------------------------------------
         4.7           Purchase and Sale Agreement (Shares of Seaway TLC Inc.)
---------------------------------------------------------------------------------------------------------------------------
         4.8           Credit Agreement
---------------------------------------------------------------------------------------------------------------------------
         5.1           Management's Discussion and Analysis
---------------------------------------------------------------------------------------------------------------------------
         5.2           Management Information Circular
---------------------------------------------------------------------------------------------------------------------------
         8             Listing of Marsulex subsidiaries (included on page 15 hereof)
---------------------------------------------------------------------------------------------------------------------------
         12.1          Certification  of Chief Executive  Officer and Chief Financial  Officer  Pursuant to Section 302 of
                       the Sarbanes-Oxley Act of 2002
---------------------------------------------------------------------------------------------------------------------------
         13.1          Certification  of Chief Executive  Officer and Chief Financial  Officer  Pursuant to Section 906 of
                       the Sarbanes-Oxley Act of 2002
---------------------------------------------------------------------------------------------------------------------------

1. Incorporated by reference to exhibits of the Company's Form 20-F (registration number 333-09410) filed with the SEC on June 27 2001.
2. Incorporated by reference to Exhibit 7.1 of the Company's Form F-10 (registration number 333-09410) filed with the SEC on September 17, 1998.
3. Incorporated by reference to exhibits of the Company's Amendment No. 1 to Form 20-F (registration number 333-09410) filed with the SEC on July 8, 2002.
4. Incorporated by reference to exhibits of the Company's Form 20-F (registration number 333-09410) filed with the SEC on March 18, 2003.
5. Incorporated by reference to exhibits of the Company's Form 20-F (registration number 333-09410) filed with the SEC on March 25, 2004.
6. Incorporated by reference to exhibits of the Company's Form 20-F (registration number 333-09410) filed with the SEC on March 28, 2005.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MARSULEX INC.




By: /s/ Laurie Tugman
Name: Laurie Tugman

Title: President and Chief Executive Officer


Dated this 24th day of March, 2006

Management's Responsibility for Financial Reporting

The management of Marsulex Inc. is responsible for the integrity of the accompanying Consolidated Financial Statements and all other information in the annual report including information determined by specialists. The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles applied on a consistent basis and which recognize the necessity of relying on best estimates and informed judgements. The most significant of these accounting principles have been set out in Note 1 to the Consolidated Financial Statements.

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


/s/ Laurie Tugman                                /s/ Edward R. Irwin


Laurie Tugman                                    Edward R. Irwin
President                                        Chief Financial Officer
and Chief Executive Officer


Toronto, Canada
February 17, 2006

Report of Independent Registered Public Accounting Firm

Auditors' Report to the Shareholders

We have audited the consolidated balance sheets of Marsulex Inc. as at December 31, 2005 and 2004 and the consolidated statements of operations, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 21 to the consolidated financial statements.


/s/ KPMG LLP
------------


Chartered Accountants

Toronto, Canada
February 17, 2006


Consolidated Balance Sheets
(In thousands of dollars)
December 31, 2005 and 2004
===============================================================================================================================
                                                                                                       2005               2004
-------------------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
   Cash and cash equivalents                                                                   $     12,749       $     30,922
   Cash held in trust (note 4)                                                                       10,268              6,397
   Accounts receivable                                                                               27,924             21,896
   Due from Chemtrade Logistics                                                                          --                900
   Inventories (note 6)                                                                               2,419              1,266
   Future tax asset (note 16)                                                                           544                154
   Prepaid expenses and other assets                                                                  4,056              2,155
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                     57,960             63,690

Long-term portion of cash held in trust (note 11(b))                                                     --              7,500
Property, plant and equipment (note 7)                                                              206,314            152,432
Deferred charges and other assets, net of amortization (note 9)                                       5,213                986
Intangible assets (note 10)                                                                          29,483              2,625
Goodwill                                                                                             75,430             45,544
-------------------------------------------------------------------------------------------------------------------------------
                                                                                               $    374,400       $    272,777

===============================================================================================================================

Liabilities and Shareholders' Equity
Current liabilities:
   Accounts payable                                                                            $     16,921       $     10,564
   Accrued liabilities                                                                               21,346             19,281
   Income taxes payable                                                                               1,077                 60
   Interest payable                                                                                     198                122
   Current portion of deferred revenue                                                                1,868              1,015
   Current portion of long-term debt (note 11)                                                        1,641              1,526
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                     43,051             32,568

Long-term debt (note 11)                                                                            177,126            111,612
Deferred revenue                                                                                      5,814              2,703
Employee future benefits (note 14)                                                                    2,186              1,330
Other liabilities                                                                                     9,795              8,508
Future tax liability (note 16)                                                                       29,537             14,222

Shareholders' equity:
   Capital stock (note 12)                                                                           60,093             57,973
   Retained earnings                                                                                 44,611             43,190
   Foreign currency translation adjustment                                                            2,187                671
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                    106,891            101,834

-------------------------------------------------------------------------------------------------------------------------------
                                                                                               $    374,400       $    272,777
Subsequent event (note 12)
Commitments and contingencies (note 15)
===============================================================================================================================

See accompanying notes to consolidated financial statements.

On behalf of the Board:

                        /s/ John Rogers               /s/ Lee C. Stewart

                        John Rogers                   Lee C. Stewart
                        Director                      Director


Consolidated Statements of Operations
(In thousands of dollars, except per share
amounts) Years ended December 31, 2005, 2004 and 2003
===============================================================================================================================
                                                                                       2005             2004              2003
-------------------------------------------------------------------------------------------------------------------------------
Revenue                                                                         $   166,456      $   137,022      $    134,982
Cost of sales and services                                                          105,459           88,155            86,546
-------------------------------------------------------------------------------------------------------------------------------
Gross profit                                                                         60,997           48,867            48,436

Selling, general, administrative and other costs                                     21,116           23,342            19,663
Loss on disposal of property, plant and equipment                                        --               57                --
Depreciation                                                                         21,563           16,907            15,727
Amortization of deferred charges and intangible assets                                2,641              708               726
Unusual items (note 2)                                                                1,718              657             1,422
Foreign exchange losses (gains) on monetary items                                       118              (61)           (2,057)
Foreign exchange gain on long-term debt                                                (555)              --                --
Interest expense                                                                     11,598           10,569             9,755
Interest capitalized                                                                 (1,693)          (4,252)           (3,738)
Interest income                                                                        (936)            (756)             (730)
-------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                                          5,427            1,696             7,668

Income taxes (recovery) (note 16):
   Current                                                                              577              507               559
   Future                                                                             3,429           (3,711)              251
-------------------------------------------------------------------------------------------------------------------------------
                                                                                      4,006           (3,204)              810

-------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                   $      1,421    $       4,900     $       6,858

===============================================================================================================================

Earnings per share (note 13):
   Basic                                                                       $       0.04    $        0.15     $        0.22
   Diluted                                                                             0.04             0.15              0.21

===============================================================================================================================

See accompanying notes to consolidated financial statements.

Consolidated Statements of Retained Earnings
(In thousands of dollars)
Years ended December 31, 2005, 2004 and 2003
===============================================================================================================================
                                                                                      2005              2004             2003
-------------------------------------------------------------------------------------------------------------------------------
Retained earnings, beginning of year                                           $     43,190    $       38,290     $     31,432

Net earnings                                                                          1,421             4,900            6,858
-------------------------------------------------------------------------------------------------------------------------------
Retained earnings, end of year                                                 $     44,611    $       43,190     $     38,290

===============================================================================================================================

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(In thousands of dollars)
Years ended December 31, 2005, 2004 and 2003
===============================================================================================================================
                                                                                       2005           2004              2003
-------------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in):

Operating activities:
   Net earnings                                                               $       1,421    $     4,900     $      6,858
   Items not affecting cash:
         Depreciation                                                                21,563         16,907           15,727
         Loss on disposal of property, plant and equipment                               --             57               --
         Non-cash unusual items (note 2)                                              1,913            422              685
         Amortization of deferred charges and intangible assets                       2,641            708              726
         Foreign exchange gain on long-term debt                                       (555)            --               --
         Future income taxes                                                          3,429         (3,711)             251
         Accretion of asset retirement obligations (note 8)                              89             73               61
         Other non-cash items                                                           (68)           294              231

Change in non-cash operating working capital (note 5)                                (2,708)         5,529            4,962
-------------------------------------------------------------------------------------------------------------------------------
   Cash provided by operations                                                       27,725         25,179           29,501

Financing activities:
   Increase in long-term debt                                                        70,000             --           40,000
   Repayment of long-term debt                                                       (1,526)            --               --
   Issuance of common stock (note 12)                                                 2,120             --              348
-------------------------------------------------------------------------------------------------------------------------------
                                                                                     70,594             --           40,348
Investing activities:
   Proceeds on disposal of property, plant and equipment                                 --             26               --
   Arbitration settlement (note 2(a))                                                 1,474             --               --
   Additions to property, plant and equipment                                       (48,168)       (14,627)         (32,583)
   Decrease (increase) in deferred charges                                             (883)           140             (168)
   Acquisitions, net of cash acquired (note 3)                                      (70,633)            --          (11,604)
   Increase in deferred financing costs                                              (2,555)            --               --
   Decrease (increase) in cash held in trust (note 11(b))                             3,629          3,674          (17,571)
   Decrease in other assets                                                             900            900            1,589
-------------------------------------------------------------------------------------------------------------------------------
                                                                                   (116,236)        (9,887)         (60,337)
Foreign exchange loss on cash held in foreign currency                                 (256)          (745)          (1,077)
-------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                    (18,173)        14,547            8,435

Cash and cash equivalents, beginning of year                                         30,922         16,375            7,940
-------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                        $      12,749    $    30,922     $     16,375

===============================================================================================================================

Supplemental cash flow information:
   Interest paid                                                              $      11,771    $    10,569     $      9,633
   Income taxes paid, net of refunds                                                    593            832              559

===============================================================================================================================

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
(Tabular amounts in thousands of dollars except per share amounts) Years ended December 31, 2005, 2004 and 2003

1.   Significant accounting policies:

(a)  Basis of presentation:

     These consolidated financial statements include the accounts of Marsulex Inc. (the Company) and its subsidiaries from their respective dates of acquisition. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are prepared in Canadian dollars. All intercompany balances and transactions have been eliminated.

(b)  Cash and cash equivalents:

     Cash equivalents are comprised of highly liquid investments having remaining terms of maturity of 90 days or less when acquired. They are valued at cost plus accrued interest, which approximates market value.

(c)  Inventories:

     Inventories are valued at the lower of average cost and net realizable value, with cost including the purchase cost of raw materials and the cost of production for work in process and finished goods.

(d)  Property, plant and equipment:

     Property, plant and equipment is stated at cost. Depreciation is charged on a straight-line basis over the economic useful lives of the related assets or, where applicable, the lower of the economic useful lives of the related assets and the duration of the related customer contracts, which range from two to 25 years.

     Costs related to facilities and equipment under construction are not depreciated until the facilities and equipment are substantially completed and ready for commercial use.

     The Company includes, as part of the cost of its plant and equipment, all interest costs incurred prior to the asset becoming ready for operation.

(e)  Asset retirement obligations:

     The Company recognizes the fair value of a future asset retirement as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the assets. The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of the asset. The fair value of the asset retirement obligation is estimated using the expected cash flow approach that reflects a range of possible outcomes discounted at a credit-adjusted risk-free interest rate. Subsequent to the initial measurement, the asset retirement obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. Changes in the obligation due to the passage of time are recognized in income as an operating expense using the interest method. Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the related long-lived asset that is depreciated over the remaining economic useful life of the asset.

(f)  Intangible assets:

     Intangibles include the estimated value at the date of acquisition of long-term contractual customer relationships, technology, certificates and permits, a trade name and the cost of other intangible assets. These assets are amortized over a period of 3 years to 13 years.

(g)  Impairment of long-lived assets:

     Long-lived assets, including property, plant and equipment and intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The asset and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

(h)  Goodwill:

     Goodwill is initially recorded as the excess of the Company's cost over the fair value of the net identifiable assets acquired in a business combination. The amount of the goodwill is assigned to the respective reporting unit. On an annual basis, the Company assesses the carrying value of goodwill based upon the fair value of the related reporting unit. If any impairment in the value of the reporting unit exists, the implied fair value of goodwill allocated to that reporting unit is determined and compared to the carrying value of the goodwill. Any impairment that exists following the assessment is recorded as a charge to the statement of operations as part of earnings from operations at the time the impairment occurs.

(i)  Deferred charges:

     Deferred charges primarily include deferred financing costs and placement cells.

     Deferred financing costs represent expenditures incurred to obtain financing which have been deferred and are amortized over the periods to maturity of the underlying arrangements.

     Placement cells include expenditures relating to the excavation and related infrastructure costs of placement cells. These costs are amortized based upon the volume of industrial waste processed for disposal, as these relate to the remaining capacity of the placement cell.

(j)  Foreign currency translation:

     The accounts of the Company's foreign operations that are considered to be self-sustaining are translated into Canadian dollars using the current rate method. Assets and liabilities are translated at the rates in effect at the balance sheet date and revenue and expenses are translated at average exchange rates for the year. Gains or losses arising from the translation of the financial statements of self-sustaining foreign operations are deferred in a "foreign currency translation adjustment" account in shareholders' equity until there is a realized reduction in the net investment.

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

(k)  Revenue recognition:

     The Company provides industrial services, including the processing, removal, treatment and disposal of inorganic hazardous waste; the distribution and sale of the by-products resulting from the customers' environmental compliance services; and selling of industrial and water treatment chemicals.

     Generally, revenue is recognized when a contract has been executed by a customer, delivery has occurred, the amount is fixed and determinable, the collection of the receivable is deemed reasonably assured and the Company has no remaining performance obligations.

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

     Revenue from processing activities, including the treatment and disposal of hazardous waste, is recognized as the services are rendered and upon the completion of the Company's obligation stipulated under its contractual agreements or upon the transfer of title to the Company.

     Revenue from the sale of industrial chemicals and other by-product chemicals is recognized at the time of shipment and title having been transferred to the customer.

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

     Revenue from engineering and project management activities is recognized when the services are rendered.

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

(o)  Stock-based compensation:

     The Company has provided compensation to certain employees, officers and directors in the form of stock options. The Company records the fair value of the options over the vesting period as an expense. The offset for these expenses is recorded in contributed surplus until the options are exercised.

     The Company also provides compensation to certain employees, key persons, and directors in the form of Deferred Share Units (DSUs) and Performance Share Units (PSUs). Upon settlement at the end of the vesting period, PSUs automatically convert to DSUs, unless at the option of the holder, the units are converted to common stock purchased on the open market. DSUs may be settled at retirement, termination, resignation or death, in cash or common stock purchased on the open market. These awards are accounted for using the intrinsic value method such that the value of the share units at vesting date, together with subsequent changes in the common share price in relation to the share unit prices, are recorded as compensation expense over the vesting period, in selling, general, administrative, and other costs in the statements of operation and reflected in accrued liabilities in the balance sheets.

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

(q)  Use of estimates:

     The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the year. On an ongoing basis, the Company evaluates its estimates, including those related to amounts recognized for or carrying values of revenues, bad debts, long-lived assets including intangible assets, goodwill, income taxes and contingencies, and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances at the time they are made. Actual results could differ from those estimates.

(r)  Comparative figures:

     Certain 2004 comparative figures have been reclassified to conform to the financial statement presentation adopted in 2005.

2.  Unusual items:

     Consolidated Statements of Operations
     ========================================================================================================================
                                                                                            2005          2004         2003
     ------------------------------------------------------------------------------------------------------------------------
     Expenses incurred on cancellation of stock options held by former employees
       (note 12)                                                                        $     --      $     --     $    737
     Loss on disposal of parts and service business and other assets                          --           155          685
     Loss on arbitration settlement (note 2(a))                                            1,913            --           --
     Other unusual items                                                                    (195)          502           --
     ------------------------------------------------------------------------------------------------------------------------
     Total unusual items                                                                $  1,718      $    657     $  1,422

     ========================================================================================================================

     Consolidated Statements of Cash Flows
     ========================================================================================================================
                                                                                            2005          2004         2003
     ------------------------------------------------------------------------------------------------------------------------
     Loss on disposal of parts and service business and other assets                    $     --     $      --    $     685
     Loss on arbitration settlement (note 2(a))                                            1,913            --           --
     Other                                                                                    --           422           --
     ------------------------------------------------------------------------------------------------------------------------
     Total non-cash unusual items                                                       $  1,913     $     422    $     685

     ========================================================================================================================

(a) During the year the arbitration with Holcim Inc. was settled. The Company was awarded U.S. $1,250,000 (C$1,474,000) resulting in an unusual loss of $1,913,000 million.

3.   Acquisitions:

(a) On August 16, 2005 the Company acquired all of the outstanding shares of the holding company owning Stablex, a Quebec-based business specializing in inorganic hazardous waste treatment and disposal. The purchase price was $71,165,000 before acquisition costs of approximately $2,525,000 financed through amounts drawn on new credit facilities entered into by the Company (note 11). The results of operations have been consolidated from the date of acquisition.

     The acquisition has been accounted for using the purchase method of accounting. The purchase price allocation, including acquisition costs, is as follows:

     ===========================================================================

     Cash                                                        $      1,878
     Current assets                                                     6,482
     Future tax assets                                                    876
     Property, plant and equipment                                     24,318
     Placement cells                                                    1,289
     Intangibles (note 10)                                             29,028
     Goodwill                                                          31,170
     Current liabilities                                               (6,854)
     Other long-term liabilities                                       (2,054)
     Future tax liabilities                                           (12,443)
     ---------------------------------------------------------------------------
     Total Purchase Price                                        $     73,690

     ===========================================================================

     The purchase price equation includes $1,178,900 for expenditures accrued but not yet paid as of December 31, 2005.

(b) On October 7, 2003, the Company acquired the sulphur products business in Prince George, British Columbia from Duke Energy Gas Transmission. The gross purchase price of $13,382,000 was prior to working capital adjustments, which resulted in a cash purchase price of $11,604,000.

     The acquisition has been accounted for using the purchase method of accounting and has been consolidated from the date of acquisition. The final purchase price has been allocated as follows:

     ===========================================================================

     Property, plant and equipment                                 $    13,382
     Current assets                                                        769
     Current liabilities                                                (1,760)
     Post retirement benefits                                             (670)
     Other liabilities                                                    (117)
     ---------------------------------------------------------------------------
     Cash purchase price                                           $    11,604

     ===========================================================================

     As part of the Duke Energy Gas Transmission acquisition, the Company recognized the fully funded pension benefits obligations of $1,390,000 and post retirement benefits of $670,000 relating to the employees of this plant.

4.   Cash held in trust:

     Cash held in trust relates to restricted funds held as part of the terms of the Long-term Loan agreement (note 11(b)) and funds set aside as collateral for Irrevocable Performance Guarantees (note 15(a)).

5.   Change in non-cash operating working capital:

     =========================================================================================================
                                                                     2005            2004              2003
     ---------------------------------------------------------------------------------------------------------
     Accounts receivable                                        $    (827)      $    (2,667)    $     3,907
     Inventories                                                     (106)              550            (980)
     Prepaid expenses and other assets                             (2,139)              358          (1,534)
     Accounts payable and accrued liabilities                       1,729             8,521           2,747
     Income taxes payable                                          (1,365)           (1,233)            822
     ---------------------------------------------------------------------------------------------------------
                                                                $  (2,708)      $     5,529     $     4,962

     =========================================================================================================

6. Inventories:

     ===========================================================================================
                                                                     2005            2004
     -------------------------------------------------------------------------------------------
     Raw materials and work in process                       $        865     $       461
     Finished goods                                                 1,554             805
     -------------------------------------------------------------------------------------------
                                                             $      2,419     $     1,266

     ===========================================================================================

7.   Property, plant and equipment:


     Details of property, plant and equipment:

     =============================================================================================================
                                                                                                           2005
     -------------------------------------------------------------------------------------------------------------
                                                                                    Accumulated        Net book
                                                                         Cost      depreciation           value
     -------------------------------------------------------------------------------------------------------------
      Land                                                        $     3,124       $        --     $     3,124
      Plant                                                            12,363               655          11,708
      Equipment                                                       262,246           121,260         140,986
      Facilities and equipment under construction                      50,496                --          50,496
     -------------------------------------------------------------------------------------------------------------
                                                                  $   328,229       $   121,915     $   206,314

     =============================================================================================================


     =============================================================================================================
                                                                                                           2004
     -------------------------------------------------------------------------------------------------------------
                                                                                    Accumulated        Net book
                                                                         Cost      depreciation           value
     -------------------------------------------------------------------------------------------------------------
      Land                                                        $     1,499       $        --     $     1,499
      Plant                                                               495               403              92
      Equipment                                                       195,996           106,017          89,979
      Facilities and equipment under construction                      60,862                --          60,862
     -------------------------------------------------------------------------------------------------------------
                                                                  $   258,852       $    106,420    $   152,432

     =============================================================================================================

     During the year ended December 31, 2005, the Company capitalized $1,693,000 (2004 - $4,252,000; 2003 - $3,738,000) of interest costs as part of the cost of facilities and equipment under construction.

8.   Asset retirement obligations:

     The Company has recorded asset retirement costs and corresponding obligation where it has determined legal obligations exist, including Company properties that are on leased land, which revert back to the lessor and where the Company has a legal obligation under the landlease agreement to remove improvements and structures from the properties. The following is a reconciliation of the changes in the asset retirement obligations during the year, which is included in other liabilities on the consolidated balance sheets:

     =============================================================================================================
                                                                                        2005                 2004
     -------------------------------------------------------------------------------------------------------------
    Balance, beginning of the year                                                $      936          $       863
    Liabilities assumed on the acquisition of Stablex                                    159                   --
    Liabilities incurred during the year                                                 340                   --
    Accretion expense                                                                     89                   73
     -------------------------------------------------------------------------------------------------------------
    Balance, end of year                                                          $    1,524          $       936

     =============================================================================================================

     The accretion expense is included in cost of sales and services. The estimated undiscounted cash flows required to settle the obligation amount to $3,932,000 and are expected to be settled in the next 1 to 21 years. The cash flows are discounted using a credit-adjusted risk-free rate of 8.4% (2004 - 8.5%).

     Other assumptions used by management to determine the carrying amount of the asset retirement obligation are: labour costs based on current marketplace wages required to hire contractors to dismantle and remove the leasehold improvements, market risk premium for unforeseeable circumstances, and the rate of inflation over the expected years to settlement.

9. Deferred Charges and Other:

     ============================================================================================================
                                                                                    2005                 2004
     ------------------------------------------------------------------------------------------------------------
      Deferred financing costs                                                 $   2,817           $      856
      Placement cells                                                              2,223                   --
      Other                                                                          173                  130
     ------------------------------------------------------------------------------------------------------------
                                                                               $   5,213           $      986

     ============================================================================================================

     Accumulated amortization amounted to $4,437,000 and $4,138,000 at December 31, 2005 and 2004, respectively.

10.  Intangible assets:

     ============================================================================================================
                                                                                                  December 31,
                                                                                                         2005
     ------------------------------------------------------------------------------------------------------------
                                                                                Accumulated          Net Book
                                                                     Cost      amortization             Value
     ------------------------------------------------------------------------------------------------------------
      Technology                                              $     4,600        $      229       $     4,371
      Customer relationships                                       11,701             1,686            10,015
      Certificates and permits                                     13,400               834            12,566
      Trade name                                                    1,100                82             1,018
      Other intangible assets                                       1,728               215             1,513
     ------------------------------------------------------------------------------------------------------------
                                                              $    32,529        $    3,046       $    29,483

     ============================================================================================================

     ============================================================================================================
                                                                                                 December 31,
                                                                                                         2004
     ------------------------------------------------------------------------------------------------------------
                                                                                Accumulated          Net book
                                                                     Cost       amortization            Value
     ------------------------------------------------------------------------------------------------------------
      Customer relationships                                    $   3,501        $       876     $      2,625

     ============================================================================================================

     Amortization expense amounted to $2,170,903, $437,588 and $437,588 for the years ended December 31, 2005, 2004 and 2003 respectively.

11. Long-term debt:

     Long-term debt outstanding is as follows:

     ============================================================================================================
                                                                                 December 31,      December 31,
                                                                                         2005              2004
      -----------------------------------------------------------------------------------------------------------
     Senior Secured Term Loan, maturing 2008 (note 11(a))
        6.87% U.S. LIBOR loan (U.S. $15,000,000)                                   $   17,488       $        --
        5.90% Cdn. Bankers' Acceptance loan                                            51,500                --
        6.50% Cdn. Prime rate loan                                                        457                --

     Long-term Loan
       7.3%, maturing 2019  (note 11(b))                                               38,474            40,000

     Senior Subordinated Notes (note 11(c))
       9.625% U.S. $60,766,000, maturing June 2008                                     70,848            73,138
     ------------------------------------------------------------------------------------------------------------
     Total debt                                                                       178,767           113,138

     Less current portion                                                               1,641             1,526
     ------------------------------------------------------------------------------------------------------------
                                                                                   $  177,126       $   111,612

     ============================================================================================================

(a)  Senior Secured Term Loan and Revolving Credit Facility:

     On August 16, 2005, Marsulex entered into a $100,000,000 credit agreement with a syndicate of banks and incurred $2,555,000 in related financing costs. The agreement provides for an $80,000,000 Senior Secured Term Loan and a $20,000,000 Revolving Credit Facility with the facilities carrying variable rates of interest and is secured by the assets of Marsulex Inc. and its subsidiaries. All of the loans under this arrangement mature on June 15, 2008.

     $70,000,000 of the Senior Secured Term Loan was drawn to fund the purchase of Stablex. The remaining $10,000,000 of the Term Loan remains undrawn at the end of the year and is available for general corporate purposes until August 16, 2006, after which undrawn amounts will be cancelled.

     The Revolving Credit Facility has been established for general corporate purposes and remained undrawn at the end of the year.

     The Term Loan can be drawn as LIBOR and Bankers' Acceptance loans with margins ranging from 150 to 275 basis points and prime rate loans with margins ranging from 50 to 175 basis points. A portion of the Senior Secured Term Loan is denominated in U.S. dollars and has been translated into Canadian dollars at rates in effect at the balance sheet date.

     Interest is paid monthly with quarterly mandatory principal repayments for the term loan beginning on September 30, 2007 until maturity as follows:

     ===========================================================================

     September 30, 2007                                            $       6,670
     December 31, 2007                                                     6,670
     March 31, 2008                                                        6,670
     June 15, 2008                                                        49,435
     ---------------------------------------------------------------------------
                                                                   $      69,445

     ===========================================================================

(b)  Long-term Loan:

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

     The loan bears interest at a fixed rate of 7.3% per annum with monthly principal repayments due over the next 15 years as follows:

     ===========================================================================

     2006                                                          $       1,641
     2007                                                                  1,765
     2008                                                                  1,898
     2009                                                                  2,040
     2010                                                                  2,195
     Thereafter                                                    $      28,935

     ===========================================================================

     Under the terms of the agreement $40,000,000 was advanced to a loan account, which is held in trust. Cash draws are made on this account as construction of the facility progresses. As at December 31, 2005, $30,483,700 in cash was drawn from the account to fund the capital expenditures made by the Company on the project, leaving a balance of $9,516,300 held in trust and recorded in current assets as part of cash held in trust. As defined in the agreement, $7,500,000 of the funds are required to remain in trust until the successful commissioning and start-up of the facility, at which time it will become available for general use.

(c)  Senior Subordinated Notes:

     The Senior Subordinated Notes are denominated in U.S. dollars and have been translated to Canadian dollars at rates in effect at the balance sheet dates. The Senior Subordinated Notes are redeemable at the option of the Company at specified redemption premiums. The Senior Subordinated Notes require the Company to offer to repurchase the notes equal to 101% of the principal amount upon a change of control. A change of control as defined in the indenture has not occurred.

12. Capital stock:

     =============================================================================================================
                                                                                             2005            2004
     -------------------------------------------------------------------------------------------------------------
     Authorized:
       Unlimited preference shares, no par value Unlimited convertible shares, non-voting, no par value Unlimited common shares, no par value
     Issued and fully paid:
       Common shares                                                                 $     60,093    $     57,973

     =============================================================================================================

     =============================================================================================================

     Common shares issued at December 31, 2002                                                         26,833,550
       Conversion of non-voting convertible shares                                                      4,720,182
       Common shares issued upon exercise of stock options                                                142,666
     -------------------------------------------------------------------------------------------------------------
     Common shares issued at December 31, 2003 and December 31, 2004                                   31,696,398
       Common shares issued upon exercise of stock options                                                713,500
     -------------------------------------------------------------------------------------------------------------
     Common shares issued at December 31, 2005                                                         32,409,898

     =============================================================================================================

     =============================================================================================================

     Non-voting convertible shares issued at December 31, 2002                                          4,720,182
       Conversion of non-voting convertible shares into common shares                                  (4,720,182)
     -------------------------------------------------------------------------------------------------------------
     Non-voting convertible shares issued at December 31, 2004 and December 31, 2005                           --

     =============================================================================================================

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

     During 2005, the Company issued 713,500 common shares for cash proceeds of $2,120,200 upon the exercise of stock options. During 2003, the Company issued 142,666 common shares for cash proceeds of $348,000 upon the exercise of stock options.

     Subsequent to December 31, 2005, the Company issued 190,000 common shares for cash proceeds of $883,500 upon the exercise of stock options.

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

     Details of the changes in options outstanding are as follows:

     ===========================================================================================================
                                                                              Number of         Weighted average
                                                                                options           exercise price
     -----------------------------------------------------------------------------------------------------------
     Outstanding, December 31, 2002                                           2,674,450                  $  3.74
     Forfeited                                                                  (46,585)                    4.92
     Exercised                                                                 (142,666)                    2.44
     Cancelled                                                                 (433,434)                    3.57
     -----------------------------------------------------------------------------------------------------------
     Outstanding, December 31, 2003                                           2,051,765                     3.84
     Forfeited                                                                       --                       --
     Exercised                                                                       --                       --
     -----------------------------------------------------------------------------------------------------------
     Outstanding, December 31, 2004                                           2,051,765                     3.84
     Forfeited                                                                       --                       --
     Exercised                                                                 (713,500)                    2.97
     -----------------------------------------------------------------------------------------------------------
     Outstanding, December 31, 2005                                           1,338,265                  $  4.30

     ===========================================================================================================

     On December 17, 2003, the Company purchased 433,434 stock options held by former employees of the Company for a total consideration of $737,000. The options were cancelled and fully expensed.

     The following table summarizes information about stock options outstanding and exercisable at December 31, 2005:

     ===========================================================================================================
                                                                         Weighted
                       Range of                                           average                 Weighted
                       exercise                Number                   remaining                  average
                         prices           Outstanding            contractual life           exercise price
     -----------------------------------------------------------------------------------------------------------
                    $2.23-$2.90               264,666                  5.22 years                    $2.24
                    $3.40-$4.65               916,099                  3.41 years                    $4.13
                          $8.80               157,500                  2.39 years                    $8.80
     -----------------------------------------------------------------------------------------------------------
                                           1,338,265

     ===========================================================================================================

     Pro forma impact of stock-based compensation:

     The Company's results would have been as follows had it elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted during 2002.

     ===========================================================================================================
                                                                               2005          2004           2003
     -----------------------------------------------------------------------------------------------------------
     Net earnings for the year, as reported                              $    1,421    $    4,900    $     6,858
     Stock based compensation for options issued during 2002                     12            72            170
     -----------------------------------------------------------------------------------------------------------
     Pro forma net earnings for the year                                 $    1,409    $    4,828    $     6,688

     -----------------------------------------------------------------------------------------------------------

     Pro forma net earnings per share:
       Basic                                                             $     0.04    $     0.15    $      0.21
       Diluted                                                           $     0.04    $     0.15    $      0.21

     ===========================================================================================================

     Directors' Deferred Share Unit Plan:

     Effective March 1, 2002, the Company established a Directors' Deferred Share Unit Plan (DSUs) whereby directors of the Company may elect to have a portion or all of their remuneration paid in DSUs. The number of DSUs issued is calculated by dividing the director's remuneration by the fair market value of the Company's common shares on the vesting date and upon settlement are converted into cash or common shares purchased on the open market. These awards are accounted for using the intrinsic value method such that the value of the share units at vesting date, together with subsequent changes in the common share price in relation to the DSUs issue price is recorded as compensation expense and included in selling, general, administrative and other expenses. In 2005, the Company granted a total of 14,149 DSUs (2004 - 14,410; 2003 - 21,020).

     Performance Share Unit Plan:

     On March 1, 2002, the Company established a Performance Share Unit Plan
     (PSUs) for certain employees and key persons as part of their long-term incentive compensation package. The number of PSUs to be granted each year is at the discretion of the Board of Directors, who also determine the criteria for vesting of the PSUs. At the end of the vesting period, typically three years, the PSUs are automatically converted to DSUs or, at the holder's election, into common shares. DSUs may be settled at retirement, termination, resignation or death, in cash or common shares. PSU and DSU settlements of common shares are made by the Company through purchases on the open market. These awards are accounted for using the intrinsic value method such that the value of the share units at the vesting date, together with the subsequent changes in the common share price in relation to the PSU issue price are recorded as compensation expense and included in selling, general, administrative and other expenses. During the current year, the Company granted 154,802 PSUs (2004 - 230,415; 2003 - 382,550) and recorded an expense in the amount of $1,922,000 (2004 - $2,454,000; 2003 - $1,065,000).

13. Earnings per share:

     The following table sets forth the computation of diluted earnings per share:

     =================================================================================================================
                                                                                  2005          2004           2003
     -----------------------------------------------------------------------------------------------------------------
     Numerator:
       Net earnings available to common shareholders                          $  1,421     $   4,900     $    6,858
     =================================================================================================================

     Denominator (shares in thousands):
       Weighted average common shares outstanding                               32,166        31,696         31,572
       Effect of dilutive securities:
          Employee stock options                                                   717           808            462
     -----------------------------------------------------------------------------------------------------------------
     Adjusted weighted average shares and assumed conversions                   32,883        32,504         32,034

     =================================================================================================================

     In 2005, 157,500 stock options (2004 - 157,500; 2003 - 588,600) were not included in the determination of earnings per share because to do so would be anti-dilutive.

14.  Employee future benefits:

     The Company has non-contributory defined benefit pension plans and provides post-retirement benefits other than pensions that include such items as medical benefits for pensioners and survivors to a portion of its employees. The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at December 31 of each year. The most recent actuarial valuation of the pension plans for funding purposes was as of December 2004 and February 2004. The next required valuation will be three years from those dates.

     The change in the funded status of post-retirement defined benefit plans was as follows:

     =========================================================================================================================
                                                                                Pension             Post-retirement benefits
                                                                               benefits                  other than pensions
     -------------------------------------------------------------------------------------------------------------------------
                                                        2005         2004          2003         2005        2004        2003
     -------------------------------------------------------------------------------------------------------------------------
     Change in post-retirement obligations:
       Obligation at beginning of year              $  8,073     $  7,055      $  5,262    $     586    $  1,126    $    512
       Service cost                                      544          375           244           21          20          20
       Interest cost                                     583          460           326           36          49          32
       Benefits paid                                    (325)        (225)         (167)          --          --          --
       Curtailment                                        --           --            --           --        (371)         --
       Actuarial loss (gain)                             214           --            --           --          --        (108)
       Obligations relating to acquisitions            4,312          408         1,390           --        (238)        670
     -------------------------------------------------------------------------------------------------------------------------
     Obligations at end of year                     $ 13,401     $  8,073      $  7,055    $     643    $    586    $  1,126

     =========================================================================================================================

     Change in plan assets:
       Fair value of plan assets at beginning of
          year                                      $  7,169     $  6,271      $  4,357    $      --    $     --    $     --
       Actual return on plan assets                      810          614           384           --          --          --
       Employer contributions                            581          489           307           --          --          --
       Benefits paid                                    (325)        (225)         (167)          --          --          --
       Assets relating to acquisitions                 3,417           20         1,390           --          --          --
     -------------------------------------------------------------------------------------------------------------------------
     Fair value of plan assets at end of year       $ 11,652     $  7,169      $  6,271    $      --    $     --    $     --

     -------------------------------------------------------------------------------------------------------------------------

     =========================================================================================================================

     Funding status of plans:
       Plan surplus/(deficit)                       $ (1,749)    $  (904)      $   (784)   $    (643)   $   (586)   $ (1,126)
       Unrecognized net transitional
          obligations (assets)                          (549)        (614)         (679)          15          25         147
       Unrecognized prior service costs                  740          749           949           --          --          30
     -------------------------------------------------------------------------------------------------------------------------
     Net post-retirement liabilities at end
       of year                                      $ (1,558)    $   (769)     $   (514)   $    (628)   $   (561)   $   (949)

     =========================================================================================================================

      Included in the above accrued benefit obligation and fair value of plan assets at year-end are the following amounts in respect of benefit plans that are not fully funded:

     =========================================================================================================================
                                                                                  Pension                            Other
                                                                                  Benefit                          benefit
                                                                                    plans                            plans
                                                                    2005             2004             2005             2004
     -------------------------------------------------------------------------------------------------------------------------
     Accrued benefit obligation                               $   13,401       $    8,073         $    643         $    586
     Fair value of plan assets                                    11,652            7,169               --               --
     -------------------------------------------------------------------------------------------------------------------------
     Funded status - plan deficit                             $    1,749       $      904         $    643         $    586

     =========================================================================================================================


     =========================================================================================================================
                                                                                                   Percentage of plan assets
     Asset category                                                                                  2005               2004
     -------------------------------------------------------------------------------------------------------------------------

     Amounts outstanding relating to the acquisition of Duke Energy                                   14%                21%
     Equity securities                                                                                52%                47%
     Debt securities                                                                                  33%                32%
     Other                                                                                             1%                --
     -------------------------------------------------------------------------------------------------------------------------
     Total                                                                                           100%               100%

     =========================================================================================================================

     Post-retirement benefits expense included the following components:

     =========================================================================================================================
                                                                              Pension               Post-retirement benefits
                                                                             benefits                    other than pensions
     -------------------------------------------------------------------------------------------------------------------------
                                                         2005        2004        2003         2005          2004        2003
     -------------------------------------------------------------------------------------------------------------------------
     Service cost                                     $   544     $   375     $   244      $    21       $    20      $   20
     Interest cost                                        583         460         326           36            49          32
     Expected return on plan assets                      (596)       (442)       (310)          --            --          --
     Amortization of transitional obligations
       (assets)                                           (65)        (65)        (65)          10            25          31
     Amortization of actuarial and investment
       gain (loss)                                          9          29          38           --            --          11
     -------------------------------------------------------------------------------------------------------------------------
     Post-retirement benefits expense                 $   475     $   357     $   233      $    67       $    94      $   94

     =========================================================================================================================

     The weighted average assumptions used in the determination of the post-retirement benefits expense and obligation were as follows:

     =========================================================================================================================
                                                                               Pension              Post-retirement benefits
                                                                              benefits                   other than pensions
     -------------------------------------------------------------------------------------------------------------------------
                                                         2005        2004        2003         2005          2004        2003
     -------------------------------------------------------------------------------------------------------------------------
     Discount rate                                       5.6%        6.0%        6.0%         6.0%          6.0%        6.0%
     Expected return on plan assets                      7.0%        7.0%        7.0%         7.0%          7.0%        7.0%
     Rate of compensation increase                       4.0%        4.0%        4.0%         4.0%          4.0%        4.0%

     =========================================================================================================================

     The composite health care cost trend rate used in measuring post-retirement benefits other than pensions was assumed to begin at 13%, declining one percent per year until it reaches 8% and remaining at that level thereafter.

     A one percent change in the assumed composite health care cost trend rate would have the following effects:

     =========================================================================================================================
                                                                                                            Post-retirement
                                                                                                                    benefits
     -------------------------------------------------------------------------------------------------------------------------
                                                                                               1% Increase       1% Decrease
     -------------------------------------------------------------------------------------------------------------------------
     (Increase) decrease on accumulated benefits obligation                                          $ (85)            $  67
     Increase (decrease) on net periodic expense                                                        27               (20)

     =========================================================================================================================

15.  Commitments and contingencies:

(a)  Letters of Guarantee:

     Letters of Guarantee in the amount of $1,323,203 (2004 - $766,010) have been issued to Marsulex Inc.'s customers in the forms of Irrevocable Performance Guarantees and $751,709 (2004 - $766,010) are included as part of cash held in trust (note 11(b)).

(b)  Additional Reserves:

     Under the terms of the Long-term Loan (note 11), the Company is required to maintain a cash reserve in an amount not less than three months of principal and interest payments. Funding began in the first quarter of 2005 upon payment of the fees relating to the Fort McMurray facility and is included in cash and cash equivalents.

(c)  Operating leases:

     Under the terms of operating leases, the Company is committed to rental payments as follows:

     ---------------------------------------------------------------------------

     2006                                                             $   3,625
     2007                                                                 3,122
     2008                                                                 2,434
     2009                                                                 1,222
     2010                                                                   401
     Thereafter                                                             344
     ---------------------------------------------------------------------------
                                                                       $ 11,148

     ---------------------------------------------------------------------------

(d)  Purchase agreements:

     A substantial portion all of the Company's service contracts with customers have a minimum fixed duration and provide for the guaranteed removal and processing of contracted by-products and waste streams, which are produced in the customer's manufacturing process.

     During 2005, the Company completed its fixed price commitment totalling $32,542,000, including approved change orders, to purchase equipment and services relating to the construction of its Fort McMurray facility that began earning revenues at the beginning of 2005.

     Purchase commitments relating to the Company's expansion of the Montreal facility at the end of December 31, 2005 were $51,848,000 (2004 - $12,985,000). To the end of December 31, 2005, $45,570,515 (2004 -
     $3,871,000) has been recorded as part of facilities under construction in property, plant and equipment.

(e)  Environmental remediation costs:

     The Company's operations are subject to numerous laws, regulations and guidelines relating to air emissions, water discharges, solid and hazardous wastes, transportation and handling of hazardous substances, and employee health and safety in Canada and the United States where it operates. These environmental regulations are continually changing and generally becoming more restrictive. The Company has purchased a number of sites as a result of the acquisitions of certain businesses and has retained environmental obligations as a result of the disposition of certain businesses and properties. Subject to certain limitations, the Company will be indemnified by the vendors for any remediation costs or environmental actions that may arise as a result of conditions existing at the time of acquisition. Environmental assessments were conducted prior to the purchase of the sites as a basis to, among other things, evaluate indemnity protections and, where applicable, to verify the appropriateness of existing accruals and estimates for remediation costs. In recent years, the Company engaged third party consultants to review the environmental status of the Company's sites. Accruals have been made in specific instances where it is probable that liabilities will be incurred and where such liabilities can be reasonably estimated. Such estimates are, however, subject to change based on negotiation with regulatory authorities, changes in laws and regulations and as new information becomes available. Although it is possible that liabilities may arise in other instances for which no accruals have been made, the Company does not believe that such an outcome will significantly impact its operations or have a material adverse effect on its financial position.

     As part of the sale of sulphur removal assets and BCT Chemtrade Corporation to Chemtrade Logistics Income Fund on July 18, 2001, the Company has indemnified Chemtrade Logistics Inc. for Notices and Findings of Violation relating to a facility, and it is management's assessment that the most likely outcome will not have a material impact upon the financial position of the Company.

(f)  Litigation:

     On August 15, 2005 the Company brought a legal proceeding against Chemtrade Logistics Income Fund and Chemtrade Logistics Inc. (collectively, "Chemtrade"). In the Company's statement of claim, it alleges that Chemtrade's recent acquisition of Peak Sulfur, Inc. and Peak Chemical, LLC breaches a non-competition agreement between the Company and Chemtrade entered into at the time of Chemtrade's initial public offering in July 2001. The statement of claim also alleges that Chemtrade is in breach of a service agreement with respect to pooling its insurance requirement with those of the Company in order to obtain favourable insurance coverage and premiums. The Company's action also sought certain declarations that a number of agreements entered into between the parties were no longer of any force or effect as a result of Chemtrade's breaches of the non-competition agreement. The Company is seeking damages for the alleged breaches of contract in the amount of $72.8 million, as well as other relief.

     On September 27, 2005 the Company received a statement of defense and counterclaim from Chemtrade. The statement of defense from Chemtrade denies that it has breached the non-competition agreement or the service agreement. The counterclaim by Chemtrade seeks declarations that the Company has breached a number of agreements, including non-competition agreement entered into by the Company in favour of Chemtrade, damages of up to $20.0 million for the alleged breach by the Company of those agreements and injunctions against further breaches of such agreements or damages of up to $67.8 million in lieu of injunctions, along with punitive or exemplary damages, interest and costs. The counterclaim alternatively seeks the return of alleged consideration of $30.6 million paid to the Company if a court finds that the agreements entered into between the parties are no longer of any force or effect and the Company is relieved of its obligations under those agreements.

(g)  Other claims:

     The Company is involved in certain claims arising out of the ordinary course and conduct of its business, which in the opinion of management will not have a material impact upon the financial position of the Company.

16.  Income taxes:

     The income tax rate varied from the basic federal and provincial income tax rate as follows:

     =========================================================================================================================
                                                                                          2005          2004          2003
     -------------------------------------------------------------------------------------------------------------------------
     Statutory federal and provincial income tax rate applied to income before
       taxes                                                                              36.1%         36.1%         36.6%
     Income taxed at different rates in foreign jurisdictions                             (3.1)         15.9          (0.7)
     Federal Large Corporations Tax and minimum tax                                        6.0          19.0           3.3
     Effect of lower manufacturing and processing tax rate of subsidiaries                (1.7)         (1.1)         (0.5)
     Valuation allowance on future tax assets                                             15.9        (182.1)         (6.0)
     Recognition of previously unrecognized tax losses                                    (9.8)        (27.8)        (45.3)
     Impact on taxable portion of capital gains                                             --          (1.3)           --
     Impact of changes in substantively enacted future tax rates                          33.2            --           4.5
     Amounts not deductible for income tax purposes and other                             (2.8)        (47.6)         18.7
     -------------------------------------------------------------------------------------------------------------------------
     Combined effective income tax rate                                                   73.8%       (188.9)%        10.6%

     =========================================================================================================================

     The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at December 31, 2005 and 2004 are presented below:

     =========================================================================================================================
                                                                                                       2005            2004
     -------------------------------------------------------------------------------------------------------------------------
     Future tax assets:
       Loss carryforwards                                                                       $    21,616     $    21,705
       Accrued and other liabilities                                                                  5,612           5,308
       Other                                                                                            238             454
     -------------------------------------------------------------------------------------------------------------------------
       Total gross future tax assets                                                                 27,466          27,467
       Less valuation allowance                                                                     (15,026)        (14,442)
     -------------------------------------------------------------------------------------------------------------------------
       Net future tax assets                                                                         12,440          13,025

     Future tax liabilities:
       Property, plant and equipment                                                                (19,080)        (12,987)
       Goodwill                                                                                     (11,786)        (12,170)
       Deferred charges                                                                                (280)           (277)
       Intangible assets                                                                             (9,420)           (814)
       Long-term debt                                                                                  (867)           (845)
       Other                                                                                             --              --
     -------------------------------------------------------------------------------------------------------------------------
       Total gross future tax liabilities                                                           (41,433)        (27,093)

     -------------------------------------------------------------------------------------------------------------------------
     Net future tax liability                                                                   $   (28,993)    $   (14,068)

     =========================================================================================================================

     This is presented on the balance sheet as follows:

     =========================================================================================================================
                                                                                                       2005            2004
     -------------------------------------------------------------------------------------------------------------------------
     Future tax assets                                                                          $       544     $       154
     Future tax liabilities                                                                         (29,537)        (14,222)
     -------------------------------------------------------------------------------------------------------------------------
                                                                                                $   (28,993)    $   (14,068)

     =========================================================================================================================

     As at December 31, 2005, the Company has unused tax losses, corporate minimum tax credit carryforwards and deductible temporary differences for which no future income tax assets have been recognized. The carryforward amounts are as follows:

     ===========================================================================

     Operating losses                                               $    41,555
     Corporate minimum tax credit                                         1,009
     Deductible temporary differences for which no future
       tax assets have been recognized                                      890

     ===========================================================================

     Non-capital loss carryforwards by year of expiry are as follows at December 31, 2005:

     ===========================================================================

     2008                                                           $     5,571
     2009                                                                    --
     2010                                                                    --
     Thereafter                                                          54,965
     ---------------------------------------------------------------------------
                                                                    $    60,536

     ===========================================================================

17.  Related party transactions:

     The Company has entered into a management services contract with its major shareholder for the supply of management and financial services. During 2005, the Company incurred fees of $351,000 (2004 - $390,000; 2003 -
     $390,000) under the terms of the contract.

     Certain of the Company's Directors hold senior positions with firms that provide services to the Company and during 2005, the Company incurred fees for services provided by those firms of $4,859,000 (2004 - $3,890,000; 2003
     - $3,411,000).

     The above related party transactions have been recorded at the exchange amounts agreed to between the parties.

18.  Business segments:

     The Company's activities are divided into four reportable segments. On December 31, 2005, the business segment formerly named Refinery Services was re-named Industrial Services to reflect the broader operations of the segment following the Stablex acquisition. The three operating segments are: Industrial Services (formerly Refinery Services), Western Markets and Power Generation. The fourth non-operating segment is Corporate Support, which provides centralized services, such as finance, information systems, human resources and risk management to the operating segments.

     Industrial Services provides services, including environmental compliance solutions, to oil refiners and other industrial customers, primarily in the U.S. and Canada. Services include the regeneration of spent sulphuric acid produced during the octane enhancement of gasoline; the extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process; the recovery of sulphur dioxide to ensure air quality compliance; and the safe handling, treatment, and disposal of industrial hazardous waste streams.

     Western Markets produces and provides sulphur-enhanced chemicals to industrial customers and supplies alum, a water treatment chemical used by municipalities and other industrial companies, for water and wastewater treatment. The primary market for these and other chemicals is Western Canada.

     Power Generation provides environmental systems and services for air quality compliance, primarily to electric utilities, and also to petrochemical and general industrial customers worldwide.

     ==========================================================================================================================
                                                          Industrial        Western         Power     Corporate
     2005                                                   Services        Markets    Generation       Support         Total
     --------------------------------------------------------------------------------------------------------------------------
     Revenue from external customers                      $   97,274     $   57,192    $   11,990     $      --     $ 166,456
     ==========================================================================================================================

     Gross Profit                                         $   33,894     $   21,912    $    5,191     $      --     $  60,997
     SGA and foreign exchange                                  4,550          1,865         4,038        10,226        20,679
     Unusual items                                                --             --         1,718            --         1,718
     --------------------------------------------------------------------------------------------------------------------------
     Earnings before the undernoted                           29,344         20,047          (565)      (10,226)       38,600
     Depreciation                                             18,474          2,367           515           207        21,563
     Amortization of deferred charges and intangible
       assets                                                  2,167             --            --           474         2,641
     Interest expense                                             --             --            --        11,598        11,598
     Interest capitalized                                         --             --            --        (1,693)       (1,693)
     Interest income                                              --             --            --          (936)         (936)
     ==========================================================================================================================

     Earnings before income taxes                         $    8,703     $   17,680    $   (1,080)    $ (19,876)    $   5,427
     ==========================================================================================================================

     Total assets before goodwill and intangible assets   $  208,931     $   30,275    $    3,061     $  27,220     $ 269,487

     Goodwill and intangible assets, net of amortization      94,595          4,468         5,850            --       104,913
     --------------------------------------------------------------------------------------------------------------------------

     Total assets                                         $  303,526     $   34,743    $    8,911     $  27,220     $ 374,400
     ==========================================================================================================================

     Capital expenditures                                 $   47,136     $      771    $       --     $     261     $  48,168
     =========================================================================================================================

     Additions to goodwill                                $   31,170     $       --    $         --   $      --     $  31,170
     ==========================================================================================================================


     ==========================================================================================================================
                                                          Industrial        Western         Power     Corporate
     2004                                                   Services        Markets    Generation       Support         Total
     --------------------------------------------------------------------------------------------------------------------------
     Revenue from external customers                      $   73,890     $   54,590    $    8,542     $      --     $ 137,022
     --------------------------------------------------------------------------------------------------------------------------

     Gross Profit                                         $   22,508     $   21,523    $    4,836     $      --     $  48,867
     SGA and foreign exchange                                  2,083          1,398         4,313        15,487        23,281
     Unusual items                                                --             --           155           502           657
     --------------------------------------------------------------------------------------------------------------------------
     Earnings before the undernoted                           20,425         20,125           368       (15,989)       24,929
     Depreciation, including loss on disposal                 13,517          2,294           892           261        16,964
     Amortization of deferred charges and intangible
       assets                                                    657             --            --            51           708
     Interest expense                                             --             --            --        10,569        10,569
     Interest capitalized                                         --             --            --        (4,252)       (4,252)
     Interest income                                              --             --            --          (756)         (756)
     --------------------------------------------------------------------------------------------------------------------------

                     Earnings before income taxes         $    6,251     $   17,831    $    (524)     $ (21,862)    $   1,696
     ==========================================================================================================================

     Total assets before goodwill and intangible assets   $  140,320     $   31,387    $    5,374     $  47,527      $224,608
     Goodwill and intangible assets, net of amortization      37,662          4,468         6,039            --        48,169
     --------------------------------------------------------------------------------------------------------------------------

     Total assets                                         $  177,982     $   35,855    $   11,413     $  47,527      $272,777
     ==========================================================================================================================

     Capital expenditures                                 $   13,634     $      835    $       26     $     132     $  14,627
     ==========================================================================================================================

     ==========================================================================================================================
                                                          Industrial        Western         Power     Corporate
     2003                                                   Services        Markets    Generation       Support         Total
     --------------------------------------------------------------------------------------------------------------------------
     Revenue from external customers                      $   71,504     $   54,295    $    9,183     $      --     $ 134,982
     ==========================================================================================================================

     Gross Profit                                         $   27,189     $   18,288    $    2,959     $      --     $  48,436
     SGA and foreign exchange                                  2,797          1,352         5,056         8,401        17,606
     Unusual items                                                --             --           685           737         1,422
     --------------------------------------------------------------------------------------------------------------------------
     Earnings before the undernoted                           24,392         16,936        (2,782)       (9,138)       29,408
     Depreciation                                             12,976          1,558         1,001           192        15,727
     Amortization of deferred charges and intangible
       assets                                                    667             --            --            59           726
     Interest expense                                             --             --            --         9,755         9,755
     Interest capitalized                                         --             --            --        (3,738)       (3,738)
     Interest income                                              --             --            --          (730)         (730)
     ==========================================================================================================================

     Earnings before income taxes                         $   10,749     $   15,378    $   (3,783)    $ (14,676)    $   7,668
     ==========================================================================================================================

     Capital expenditures                                 $   31,641     $      573    $       84     $     285     $  32,583
     ==========================================================================================================================

19.  Geographic segments:

     The Company operates primarily in Canada and the United States with sales outside North America denominated in U.S. dollars. Revenue is attributed to customers based on location of customer.

     ==========================================================================================================================
                                                                                                           Property, plant and
                                                                                                       equipment, goodwill and
                                                                                      Revenue                intangible assets
     --------------------------------------------------------------------------------------------------------------------------
                                                           2005           2004          2003             2005             2004
     --------------------------------------------------------------------------------------------------------------------------
     Canada                                          $   96,009     $   76,151    $   77,052       $  226,194       $  105,035
     United States                                       61,716         58,015        57,881           85,033           95,566
     Other                                                8,731          2,856            49               --               --
     --------------------------------------------------------------------------------------------------------------------------
                                                     $  166,456     $  137,022    $  134,982       $  311,227       $  200,601

     ==========================================================================================================================

     In 2005, services provided to and products handled from the Company's major customer accounted for 10.0% (2004 - 9.6%; 2003 - 10.3%) of the Company's total revenue.

20.  Fair values of financial instruments:

     The fair values of cash and cash equivalents, cash held in trust, including the long-term portion, accounts receivable, due from Chemtrade, accounts payable and accrued liabilities approximate their carrying values because of the short-term maturity of these financial instruments.

     The fair value of the publicly traded Senior Subordinated Notes is based on quoted market prices. The fair value of all other debt is based on the amount of future cash flows associated with each instrument, including interest, discounted using borrowing rates currently available to the Company for similar debt instruments of comparable maturity.

     ==========================================================================================================================
                                                                                      2005                             2004
     --------------------------------------------------------------------------------------------------------------------------
                                                             Fair market                        Fair market
                                                                   value        Book value            value      Book value
     --------------------------------------------------------------------------------------------------------------------------
     Senior Secured Term Loan                                $   69,445         $   69,445        $      --       $      --
     Long-term Loan                                              39,086             38,474           40,522          40,000
     Senior Subordinated Notes                                   71,025             70,848           74,600          73,138
     --------------------------------------------------------------------------------------------------------------------------
                                                             $  179,556         $  178,767        $ 115,122       $ 113,138

     ==========================================================================================================================

21.  Generally accepted accounting principles in Canada and the United States:

     The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles ("GAAP") as applied in Canada. In the following respects, GAAP as applied in the United States differs from that applied in Canada.

     If United States GAAP were employed, the net earnings for the years would be adjusted as follows:

     ==========================================================================================================================
                                                                                          2005         2004           2003
     --------------------------------------------------------------------------------------------------------------------------
     Net earnings based on Canadian GAAP                                            $    1,421    $   4,900      $   6,858
     Impact on net earnings of United States GAAP adjustments:
       SFAS 143 cumulative adjustment (note 21(a))                                          --           --           (433)
       Debt financing (note 21(b))                                                          21           21             21
       Income tax (note 21(e))                                                           1,673           --            794
     --------------------------------------------------------------------------------------------------------------------------
     Net earnings based on United States GAAP                                       $    3,115    $   4,921      $   7,240

     --------------------------------------------------------------------------------------------------------------------------
     Per share amounts based on United States GAAP:
       Net earnings - basic                                                         $     0.10    $    0.16      $    0.23
       Net earnings - diluted                                                             0.09         0.15           0.23

     ==========================================================================================================================

     The impact of the United States GAAP differences discussed above on the Company's consolidated statements of retained earnings is as follows:

     ==========================================================================================================================
                                                                                          2005         2004           2003
     --------------------------------------------------------------------------------------------------------------------------
     Retained earnings based on Canadian GAAP                                       $   44,611    $  43,190      $  38,290
     Impact on Sharholders' equity of United States GAAP adjustments:
          Debt financing (note 21(b))                                                      (48)         (69)           (90)
          Foreign currency translation loss (noted 21(c))                               (9,003)      (9,003)        (9,003)
          Deferred costs (note 21(d))                                                     (335)        (335)          (335)
          Income taxes (note 21(e))                                                      2,467          794            794
          Share issue costs (note 21(f))                                                 2,257        2,257          2,257
     --------------------------------------------------------------------------------------------------------------------------
     Retained earnings based on United States GAAP                                  $   39,949    $  36,834      $  31,913

     ==========================================================================================================================

(a)  SFAS 143 cumulative adjustment:

     In 2003, the Company adopted SFAS 143, "Accounting for Asset Retirement Obligations," which requires the fair value of a liability for an asset retirement obligation to be recorded in the period which it is incurred and a corresponding increase in the carrying amount of the related tangible long-lived asset. The change was effective January 1, 2003, and the related cumulative effect of change in accounting principle with the effect for 2003 being a decrease in earnings of $433,000 ($0.014 per share). Effective January 1, 2003, under Canadian GAAP, the Company adopted CICA section 3110, "Asset Retirement Obligations," which is substantially the same as the recommendations of SFAS 143 except under CICA section 3110, the change in accounting principle was adopted retroactively with restatement.

(b)  Debt financing:

     In 1998, in conjunction with the acquisition of Intertrade Holdings Inc. and BCT, a major bank provided the Company with approximately U.S. $57 million bridge financing, which was repaid on June 30, 1998 from the proceeds of the Senior Subordinated Notes. The Company paid U.S. $220,000 (C$316,000) in connection with this debt. This amount was deferred and amortized over the term of Senior Subordinated Notes. Under United States GAAP, this amount would be deferred and amortized over the term of the bridge financing facility. Since the bridge financing facility extended from May 1998 to June 1998, the U.S. $220,000 would be expensed in 1998 under United States GAAP. There is no net tax impact from this Canadian-United States GAAP difference as the movement in the current and deferred taxes offsets each other.

(c)  Foreign currency translation loss:

     Under Canadian GAAP, gains and losses on the translation of U.S. dollar denominated Senior Subordinated Notes are considered to be a hedge of the net investment in self-sustaining operations as described in note 1(i). In 2001, hedge accounting under United States GAAP was not applied as the

     Company did not meet the requirements of SFAS No. 133, "Accounting for Derivative Instruments as Hedge Activities", effective January 1, 2001. Accordingly, under United States GAAP net earnings in 2001 were adjusted for the gain or loss on the translation of US dollar denominated debt. There are no GAAP differences in 2005, 2004 and 2003 as the Company met the requirements under both Canadian and United States GAAP.

(d)  Deferred costs:

     Under United States GAAP, certain costs deferred under Canadian GAAP prior to a legally binding contract being entered into must be expensed.

(e)  Income taxes:

     Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes," has been adopted by the Company for United States reporting purposes. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The same methodology applies under Canadian GAAP; however, the terminology uses the word "future" in the place of "deferred." Deferred tax assets and liabilities under Statement 109 are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Canadian GAAP, the future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. Under SFAS 109 and Canadian GAAP, the effect on deferred/future tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change occurs. The $1.8 million in 2005 relates to changes in Quebec tax rates that were substantively enacted in November 2005.

(f)  Share issue costs:

     Under United States GAAP, share issue costs, net of deferred income taxes, would be shown as a reduction of capital stock and not as a reduction of retained earnings as permitted by Canadian GAAP.

(g)  Comprehensive income:

     The Company's comprehensive income, as determined under SFAS 130, would differ from net earnings as shown below:

     ==========================================================================================================================
                                                                                          2005          2004         2003
     --------------------------------------------------------------------------------------------------------------------------
     Net earnings based on United States GAAP                                        $   3,115     $   4,921    $   7,240
     Other comprehensive income:
       Change in foreign currency translation adjustment                                (1,516)         (107)       2,081
       Minimum pension liability adjustment (note 21(h))                                  (206)         (160)        (447)
     --------------------------------------------------------------------------------------------------------------------------
     Comprehensive income based on United States GAAP                                $   1,393     $   4,654    $   8,874

     ==========================================================================================================================

(h)  Minimum pension liability adjustment:

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

(i)  Other recent accounting pronouncements:

i.) In November 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 151, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material as they relate to inventory costing and requires these items to be recognized as current period expenses. Additionally, the allocation of fixed production overheads to the cost of inventory should be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe that the application of SFAS 151 will have a material impact on the consolidated statements under U.S. GAAP.

ii.) In December 2004, SFAS No. 123 (revised) "Share-Based Payment," was issued.
     This statement requires an entity to recognize the grant date fair value of stock options and other equity-based compensation issued to employees. In the income statement, SFAS 123 (revised) eliminates the ability to account for share-based compensation transactions using the intrinsic value method in APB No. 25. The Company will adopt SFAS 123 (revised) in 2006 in accordance with the appropriate transition options and adoption period prescribed in the statement. The Company does not expect that the adoption of this standard will have a material impact on the consolidated financial statements.

iii.)In May 2005, the FASB issued FAS No. 154, "Accounting Changes and Error
     Corrections, a Replacement of APB Opinion No. 20 and SFAS No. 3." SFAS 154 requires retrospective application of changes in accounting principle to prior periods' financial statements, rather than the use of the cumulative effect of a change in accounting principle, unless impracticable. If impracticable to determine the impact on prior periods, then the new accounting principle should be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable, with a corresponding adjustment to equity, unless impracticable for all periods presented, in which case prospective treatment should be applied. SFAS 154 applies to all voluntary changes in accounting principle as well as those required by the issuance of new accounting pronouncements if no specific transition guidance is provided. SFAS154 does not change the previously issued guidance for reporting a change in accounting estimate or correction of an error. SFAS 154 becomes effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect this policy to have a material impact on the consolidated financial statements.

Index to Exhibits

---------------------------------------------------------------------------------------------------------------------------
   Exhibit Number      Description
---------------------------------------------------------------------------------------------------------------------------
         1.1           Articles of Incorporation of the Company(1)
---------------------------------------------------------------------------------------------------------------------------
         1.2           By-laws of the Company(1)
---------------------------------------------------------------------------------------------------------------------------
         2.1           Indenture between  Marsulex Inc. and the Bank of Nova Scotia Trust Company of New York for up to
                       US$155,000,000 in 9-5/8% Senior Subordinated Notes(2)
---------------------------------------------------------------------------------------------------------------------------
         4.2           Amended and Restated Asset and Share Purchase Agreement(3)
---------------------------------------------------------------------------------------------------------------------------
         4.3           Amended and Restated Share and Debt Purchase Agreement(3)
---------------------------------------------------------------------------------------------------------------------------
         4.4           Share Purchase Agreement (Shares of Sulconam Inc.)(4)
---------------------------------------------------------------------------------------------------------------------------
         4.5           Loan Agreement(5)
---------------------------------------------------------------------------------------------------------------------------
         4.6           Settlement Agreement with former CEO(6)
---------------------------------------------------------------------------------------------------------------------------
         4.7           Purchase and Sale Agreement (Shares of Seaway TLC Inc.)
---------------------------------------------------------------------------------------------------------------------------
         4.8           Credit Agreement
---------------------------------------------------------------------------------------------------------------------------
         5.1           Management's Discussion and Analysis
---------------------------------------------------------------------------------------------------------------------------
         5.2           Management Information Circular
---------------------------------------------------------------------------------------------------------------------------
         8             Listing of Marsulex subsidiaries (included on page 15 hereof)
---------------------------------------------------------------------------------------------------------------------------
         12.1          Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 302 of
                       the Sarbanes-Oxley Act of 2002
---------------------------------------------------------------------------------------------------------------------------
         13.1          Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of
                       the Sarbanes-Oxley Act of 2002
---------------------------------------------------------------------------------------------------------------------------

1. Incorporated by reference to exhibits of the Company's Form 20-F (registration number 333-09410) filed with the SEC on June 27, 2001.
2. Incorporated by reference to Exhibit 7.1 of the Company's Form F-10 (registration number 333-09410) filed with the SEC on September 17, 1998.
3. Incorporated by reference to exhibits of the Company's Amendment No. 1 to Form 20-F (registration number 333-09410) filed with the SEC on July 8, 2002.
4. Incorporated by reference to exhibits of the Company's Form 20-F (registration number 333-09410) filed with the SEC on March 18,, 2003.
5. Incorporated by reference to exhibits of the Company's Form 20-F (registration number 333-09410) filed with the SEC on March 25, 2004.
6. Incorporated by reference to exhibits of the Company's Form 20-F (registration number 333-09410) filed with the SEC on March 28,, 2005.